    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 2002



                                            REGISTRATION STATEMENT NO. 333-91706

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                         MARTIN MIDSTREAM PARTNERS L.P.
             (Exact name of registrant as specified in its charter)


             DELAWARE                        4449 AND 5171                        05-0527861
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)


                                4200 STONE ROAD
                              KILGORE, TEXAS 75662
                                 (903) 983-6200
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------
                                RUBEN S. MARTIN
                         MARTIN MIDSTREAM PARTNERS L.P.
                                4200 STONE ROAD
                              KILGORE, TEXAS 75662
                                 (903) 983-6200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                C. NEEL LEMON, III                                  JEFFREY A. CHAPMAN
                CURTIS B. ANDERSON                                    THOMAS P. MASON
                BAKER BOTTS L.L.P.                                VINSON & ELKINS L.L.P.
                 2001 ROSS AVENUE                                    2001 ROSS AVENUE
             600 TRAMMELL CROW CENTER                            3700 TRAMMELL CROW CENTER
             DALLAS, TEXAS 75201-2980                               DALLAS, TEXAS 75201
             TELEPHONE: (214) 953-6500                           TELEPHONE: (214) 220-7700
             FACSIMILE: (214) 953-6503                           FACSIMILE: (214) 220-7716

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF         AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
 SECURITIES TO BE REGISTERED     REGISTERED(1)         PER UNIT(2)          PRICE(1)(2)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Common units representing
  limited partnership
  interests..................      3,450,000              $21.00            $72,450,000             $6,665
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) Includes 450,000 common units issuable upon exercise of the underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 27, 2002


PROSPECTUS

                             3,000,000 COMMON UNITS

                         MARTIN MIDSTREAM PARTNERS L.P.
                     REPRESENTING LIMITED PARTNER INTERESTS
                            ------------------------

     Martin Midstream Partners L.P. is a partnership recently formed by Martin Resource Management Corporation. This is the initial public offering of our common units. We expect the initial public offering price to be between $19.00 and $21.00 per unit. Holders of common units are entitled to receive distributions of available cash of $0.50 per quarter, or $2.00 on an annualized basis, before any distributions are paid on our subordinated units. We will only make distributions to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of expenses, including cost reimbursements to our general partner. Our subordinated units also represent limited partner interests in us and will be owned by Martin Resource Management Corporation and its affiliates. We have applied to list the common units on the Nasdaq National Market under the symbol "MMLP."


YOU SHOULD CONSIDER THE RISKS WHICH WE HAVE DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 15 BEFORE BUYING OUR COMMON UNITS. These risks include the following:



     - We may not have sufficient cash to pay the minimum quarterly distribution each quarter.

     - Our business could be adversely impacted by seasonality and weather.
     - We may not be able to retain existing customers or acquire new customers because of the highly competitive nature of our business.

     - Cost reimbursements we pay Martin Resource Management Corporation may be substantial and will reduce the cash available for distribution to unitholders.


     - Martin Resource Management Corporation and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment. At the closing of this offering, common unitholders will not have sufficient voting power to elect or remove our general partner without the consent of Martin Resource Management Corporation.

     - Unitholders have less power to elect or remove management than holders of common stock in a corporation.

     - You may not have limited liability if a court finds we have not complied with applicable statutes or that unitholder action constitutes control of our business.


     - You will experience immediate and substantial dilution of $14.34 per common unit.

     - You may be required to pay taxes on income from us even if you do not receive any cash distributions.
                            ------------------------

                                                              PER COMMON UNIT      TOTAL
                                                              ---------------   -----------
Initial public offering price...............................      $             $
Underwriting discount.......................................      $             $
Proceeds, before expenses, to Martin Midstream Partners
  L.P.......................................................      $             $

                            ------------------------

     The underwriters may purchase up to an additional 450,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     The underwriters expect to deliver the units to purchasers on or before , 2002.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
RAYMOND JAMES
                        A.G. EDWARDS & SONS, INC.
                                              RBC CAPITAL MARKETS

                THE DATE OF THIS PROSPECTUS IS           , 2002

                              [INSIDE FRONT COVER]

         [MAP DEPICTING LOCATION OF PARTNERSHIP'S ASSETS AND OPERATIONS
             WITH PHOTOGRAPHS OF OPERATING ASSETS OF PARTNERSHIP.]

                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    1
  Martin Midstream Partners L.P.............................    1
  Summary of Risk Factors...................................    2
     Risks Relating to Our Business.........................    2
     Risks Relating to an Investment in the Common Units....    3
     Tax Risks..............................................    4
  Business Strategy.........................................    4
  Competitive Strengths.....................................    5
  Our Relationship with Martin Resource Management..........    5
  Partnership Structure and Management......................    6
  The Offering..............................................    9
  Summary Historical and Pro Forma Financial and Operating
     Data...................................................   11
  Summary of Conflicts of Interest and Fiduciary
     Responsibilities.......................................   14
RISK FACTORS................................................   15
  Risks Relating to Our Business............................   15
     We may not have sufficient cash after the establishment
      of cash reserves and payment of our general partner's
      expenses to enable us to pay the minimum quarterly
      distribution each quarter.............................   15
     The assumptions underlying the financial forecast in
      Appendix E are subject to significant business,
      economic, regulatory and competitive risks and
      uncertainties that could cause actual results to
      differ materially from those forecasted...............   15
     Adverse weather conditions could reduce our results of
      operations and ability to make distributions to our
      unitholders...........................................   16
     We expect to receive a material portion of our net
      income and cash available for distribution from our
      non-controlling 49.5% limited partner interest in CF
      Martin Sulphur, L.P. .................................   16
     We may have to sell our interest or buy the other
      partnership interests in CF Martin Sulphur, L.P. at a
      time when it may not be in our best interest to do
      so....................................................   16
     If CF Martin Sulphur, L.P. issues additional interests,
      our ownership interest in this partnership would be
      diluted. Consequently, our share of CF Martin Sulphur,
      L.P.'s distributable cash would be reduced, which
      could adversely affect our ability to make
      distributions to our unitholders......................   17
     If we incur material liabilities that are not fully
      covered by insurance, such as liabilities resulting
      from accidents on rivers or at sea, spills, fires or
      explosions, our results of operations and ability to
      make distributions to our unitholders could be
      adversely affected....................................   17
     The price volatility of hydrocarbon products and
      by-products can reduce our results of operations and
      ability to make distributions to our unitholders......   17
     Restrictions in our debt agreements may prevent us from
      making distributions to our unitholders...............   18
     If we do not have sufficient capital resources for
      acquisitions or opportunities for expansion, our
      growth will be limited................................   18
     Future acquisitions and expansions may not be
      successful, may substantially increase our
      indebtedness and contingent liabilities, and may
      create integration difficulties.......................   18
     Segments of our business are seasonal and could cause
      our revenues to vary..................................   19
     The highly competitive nature of our industry could
      adversely affect our results of operations and ability
      to make distributions to our unitholders..............   19

                                                              PAGE
                                                              ----
     Our business is subject to federal, state and local
      laws and regulations relating to environmental, safety
      and other regulatory matters. The violation of, or the
      cost of compliance with, these laws and regulations
      could adversely affect our results of operations and
      ability to make distributions to our unitholders......   19
     The loss or insufficient attention of key personnel
      could negatively impact our results of operations and
      ability to make distributions to our unitholders......   19
     Our loss of significant commercial relationships with
      Martin Resource Management following this offering
      could adversely impact our results of operations and
      ability to make distributions to our unitholders......   20
     Our business would be adversely affected if operations
      at our transportation, terminalling and distribution
      facilities were interrupted. Our business would also
      be adversely affected if the operations of our
      customers and suppliers were interrupted..............   20
     Our marine transportation business would be adversely
      affected if we do not satisfy the requirements of the
      Jones Act or if the Jones Act were modified or
      eliminated............................................   20
     Our marine transportation business would be adversely
      affected if the United States government purchases or
      requisitions any of our vessels under the Merchant
      Marine Act............................................   21
     Regulation affecting the domestic tank vessel industry
      may limit our ability to do business, increase our
      costs and adversely impact our results of operations
      and ability to make distributions to our
      unitholders...........................................   21
  Risks Relating to an Investment in the Common Units.......   21
     Cost reimbursements we pay to Martin Resource
      Management may be substantial and will reduce our cash
      available for distribution to our unitholders.........   21
     Martin Resource Management has conflicts of interest
      and limited fiduciary responsibilities, which may
      permit it to favor its own interests to the detriment
      of our unitholders....................................   22
     Unitholders have less power to elect or remove
      management than holders of common stock in a
      corporation. At the closing of this offering, common
      unitholders will not have sufficient voting power to
      elect or remove our general partner without the
      consent of Martin Resource Management.................   23
     Our general partner's discretion in determining the
      level of our cash reserves may adversely affect our
      ability to make cash distributions to our
      unitholders...........................................   24
     You may not have limited liability if a court finds
      that we have not complied with applicable statutes or
      that unitholder action constitutes control of our
      business..............................................   24
     Our partnership agreement contains provisions that
      reduce the remedies available to unitholders for
      actions that might otherwise constitute a breach of
      fiduciary duty by our general partner.................   24
     We may issue additional common units without your
      approval, which would dilute your ownership
      interest..............................................   25
     The control of our general partner may be transferred
      to a third party, and that party could replace our
      current management team, without unitholder consent...   25
     Our general partner has a limited call right that may
      require you to sell your common units at an
      undesirable time or price.............................   26
     Martin Resource Management and its affiliates may
      engage in limited competition with us.................   26
     You may have limited liquidity for your units, a
      trading market may not develop for the units and you
      may not be able to resell your units at the initial
      public offering price.................................   26
     You will experience immediate and substantial dilution
      of $14.34 per common unit.............................   26
  Tax Risks.................................................   26
     The IRS could treat us as a corporation for tax
      purposes, which would substantially reduce the cash
      available for distribution to unitholders.............   27
     A successful IRS contest of the federal income tax
      positions we take may adversely affect the market for
      our common units and the costs of any contest will be
      borne by our general partner and all of the
      unitholders...........................................   27

                                                              PAGE
                                                              ----
     You may be required to pay taxes on your share of our
      income even if you do not receive any cash
      distributions from us.................................   27
     Tax gain or loss on the disposition of our common units
      could be different than expected......................   27
     Tax-exempt entities, regulated investment companies and
      foreign persons face unique tax issues from owning
      common units that may result in adverse tax
      consequences to them..................................   28
     We will register as a tax shelter, which may increase
      the risk of an IRS audit of us or a unitholder........   28
     We treat a purchaser of our common units as having the
      same tax benefits without regard to the seller's
      identity. The IRS may challenge this treatment, which
      could adversely affect the value of the common
      units.................................................   28
     You will likely be subject to state, local and foreign
      taxes and return filing requirements as a result of
      investing in our common units.........................   28
FORWARD-LOOKING STATEMENTS..................................   29
USE OF PROCEEDS.............................................   29
CAPITALIZATION..............................................   31
DILUTION....................................................   33
CASH DISTRIBUTION POLICY....................................   34
  Distributions of Available Cash...........................   34
  Operating Surplus and Capital Surplus.....................   34
  Subordination Period......................................   35
  Distributions of Available Cash from Operating Surplus
     during the Subordination Period........................   38
  Distributions of Available Cash from Operating Surplus
     after the Subordination Period.........................   38
  Incentive Distribution Rights.............................   38
  Percentage Allocations of Available Cash from Operating
     Surplus and Hypothetical Annualized Yield..............   39
  Distributions from Capital Surplus........................   39
  Adjustment to the Minimum Quarterly Distribution and
     Target Distribution Levels.............................   40
  Distributions of Cash upon Liquidation....................   40
CASH AVAILABLE FOR DISTRIBUTION.............................   43
  Pro forma available cash from operating surplus during
     2001 or for the six months ended June 30, 2002 would
     not have been sufficient to pay the minimum quarterly
     distribution on all units..............................   43
  We believe we will have sufficient available cash from
     operating surplus following this offering to pay the
     minimum quarterly distribution on all units through
     September 30, 2003.....................................   43
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING
  DATA......................................................   45
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   47
  Overview..................................................   47
  Sources of Revenues.......................................   51
  Results of Operations.....................................   52
  Liquidity and Capital Resources...........................   64
  Seasonality...............................................   67
  Impact of Inflation.......................................   67
  Environmental Matters.....................................   68
  Recent Accounting Pronouncements..........................   68
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................   68

                                                              PAGE
                                                              ----
BUSINESS....................................................   70
  Overview..................................................   70
  Primary Lines of Business.................................   71
  Business Strategy.........................................   71
  Competitive Strengths.....................................   72
  Marine Transportation Business............................   73
  Terminalling Business.....................................   75
  LPG Distribution Business.................................   78
  Fertilizer Business.......................................   79
  CF Martin Sulphur, L.P. ..................................   81
  Our Relationship with Martin Resource Management..........   86
  Insurance.................................................   89
  Title to Properties.......................................   89
  Environmental and Regulatory Matters......................   90
  Employees.................................................   93
  Litigation................................................   93
MANAGEMENT..................................................   94
  Management of Martin Midstream Partners L.P. .............   94
  Directors and Executive Officers of Martin Midstream GP
     LLC....................................................   94
  Reimbursement of Expenses of Our General Partner..........   96
  Executive Compensation....................................   96
  Compensation of Directors.................................   96
  Martin Midstream Partners L.P. Long-Term Incentive Plan...   96
  Martin Resource Management Employee Benefit Plans.........   98
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................   99
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............  101
  Distributions and Payments to the General Partner and its
     Affiliates.............................................  101
  Agreements Governing the Transactions.....................  102
  Omnibus Agreement.........................................  102
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES........  106
  Conflicts of Interest.....................................  106
  Fiduciary Responsibilities................................  110
DESCRIPTION OF THE COMMON UNITS.............................  111
  The Units.................................................  111
  Transfer Agent and Registrar..............................  112
  Transfer of Common Units..................................  112
DESCRIPTION OF THE SUBORDINATED UNITS.......................  113
  Limited Voting Rights.....................................  113
  Distributions upon Liquidation............................  114
THE PARTNERSHIP AGREEMENT...................................  115
  Organization and Duration.................................  115
  Purpose...................................................  115
  Power of Attorney.........................................  115

                                                              PAGE
                                                              ----
  Capital Contributions.....................................  115
  Limited Liability.........................................  116
  Voting Rights.............................................  117
  Issuance of Additional Securities.........................  118
  Amendment of the Partnership Agreement....................  119
  Action Relating to our Operating Partnership..............  121
  Merger, Sale or Other Disposition of Assets...............  121
  Termination and Dissolution...............................  122
  Liquidation and Distribution of Proceeds..................  122
  Withdrawal or Removal of the General Partner..............  122
  Transfer of General Partner Interest and Incentive
     Distribution Rights....................................  124
  Transfer of Ownership Interests in General Partner........  124
  Change of Management Provisions...........................  124
  Limited Call Right........................................  124
  Meetings and Voting.......................................  125
  Status as Limited Partner or Assignee.....................  126
  Non-citizen Assignees; Redemption.........................  126
  Indemnification...........................................  126
  Books and Reports.........................................  127
  Right to Inspect our Books and Records....................  127
  Registration Rights.......................................  127
UNITS ELIGIBLE FOR FUTURE SALE..............................  128
MATERIAL TAX CONSEQUENCES...................................  129
  Partnership Status........................................  130
  Limited Partner Status....................................  131
  Tax Consequences of Unit Ownership........................  131
  Tax Treatment of Operations...............................  136
  Disposition of Common Units...............................  137
  Uniformity of Units.......................................  138
  Tax-Exempt Organizations and Other Investors..............  139
  Administrative Matters....................................  139
  State, Local, Foreign and Other Tax Considerations........  141
INVESTMENT IN MARTIN MIDSTREAM PARTNERS L.P. BY EMPLOYEE
  BENEFIT PLANS.............................................  142
UNDERWRITING................................................  144
VALIDITY OF THE COMMON UNITS................................  147
EXPERTS.....................................................  147
WHERE YOU CAN FIND MORE INFORMATION.........................  147
FINANCIAL STATEMENTS........................................  F-1



APPENDIX A --     FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
                  OF MARTIN MIDSTREAM PARTNERS L.P.
APPENDIX B --     APPLICATION FOR TRANSFER OF COMMON UNITS
APPENDIX C --     GLOSSARY OF TERMS
APPENDIX D --     PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS
APPENDIX E --     FINANCIAL FORECAST

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

     Until           , 2002 (the 25th day after the date of this prospectus),
all dealers effecting transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements. The information presented in this prospectus assumes an initial offering price of $20.00 and that the underwriters' over-allotment option is not exercised. You should read "Summary of Risk Factors" beginning on page 2 and "Risk Factors" beginning on page 15 for information about important factors you should consider before buying common units. We include a glossary of some of the terms used in this prospectus in Appendix C.



     Our business described below is being contributed to us by Martin Resource Management Corporation. References in this prospectus to "we," "ours," "us" or like terms when used in a historical context refer to the assets and operations of Martin Resource Management Corporation's business that are being contributed to us in connection with this offering. References in this prospectus to Martin Midstream Partners L.P., "we," "ours," "us" or like terms when used in the present tense or prospectively refer to Martin Midstream Partners L.P., the issuer of securities in this offering. References in this prospectus to "Martin Resource Management" refer to Martin Resource Management Corporation and its subsidiaries, unless the context otherwise requires. We refer to liquefied petroleum gas as "LPG" in this prospectus. We refer to services associated with the delivery and storage of liquid hydrocarbons between producers and ultimate consumers of such products as "midstream logistical services" in this prospectus.


                         MARTIN MIDSTREAM PARTNERS L.P.

     We provide marine transportation, terminalling, distribution and midstream logistical services for producers and suppliers of hydrocarbon products and by-products, specialty chemicals and other liquids. We also manufacture and market sulfur-based fertilizers and related products. Hydrocarbon products and by-products are produced primarily by major and independent oil and gas companies who often turn to independent third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of hydrocarbon products and by-products.


     We operate primarily in the Gulf Coast region of the United States. This region is a major hub for petroleum refining and natural gas processing. We provide our marine transportation and midstream logistical services and distribute LPGs primarily to customers who are located in this region or in close proximity to ports located along the Gulf of Mexico Intracoastal Waterway and the Mississippi River inland waterway system. The fertilizer and related products we manufacture are sold throughout the United States. For the year ended December 31, 2001, we had total revenues of approximately $162.8 million, total operating income of approximately $11.5 million and EBITDA, less equity in earnings and plus cash distributions from a partnership interest we own, of approximately $15.9 million.



     Our primary business lines can be generally described as follows:


     - Marine Transportation Business. Upon the closing of this offering, we will own a marine fleet of 23 inland tank barges, 12 inland pushboats and two offshore tug/barge tanker units which transport hydrocarbon products and by-products. We provide these transportation services on a fee basis primarily under annual contracts. For the year ended December 31, 2001, our marine transportation business generated approximately 18% of our total revenues and approximately 64% of our total operating income (excluding indirect selling, general and administrative expenses).

     - Terminalling Business. We own three terminal facilities that provide storage and handling services for producers and suppliers of hydrocarbon products and by-products, specialty chemicals and other liquids. The nine product tanks we own at these facilities have an aggregate storage capacity of approximately 879,000 barrels. We generally charge a fixed fee for our terminalling services and we have several long-term terminalling contracts with customers. For the year ended December 31,

       2001, our terminalling business generated approximately 3% of our total revenues and approximately 14% of our total operating income (excluding indirect selling, general and administrative expenses).

     - LPG Distribution Business. We purchase LPGs primarily from oil refiners and natural gas processors. We store LPGs in our supply and storage facilities for resale to propane retailers and industrial LPG users in Texas and the southeastern United States. We own three LPG supply and storage facilities with an aggregate storage capacity of approximately 132,000 gallons and we lease approximately 128 million gallons of underground storage capacity. We generally try to coordinate our sales and purchases of LPGs based on the same daily price index of LPGs in order to decrease the impact of LPG price volatility on our profitability. For the year ended December 31, 2001, our LPG distribution business generated approximately 60% of our total revenues and approximately 10% of our total operating income (excluding indirect selling, general and administrative expenses).

     - Fertilizer Business. We manufacture and sell fertilizer products, which are primarily sulfur-based, and other sulfur-related products to regional wholesale distributors and industrial users. For the year ended December 31, 2001, our fertilizer business generated approximately 19% of our total revenues and approximately 12% of our total operating income (excluding indirect selling, general and administrative expenses).

     We expect to receive a material portion of our net income and cash available for distribution from our non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership formed by Martin Resource Management and CF Industries, Inc. in November 2000. This partnership collects and aggregates, transports, stores and markets molten sulfur supplied by oil refiners and natural gas processors. Martin Resource Management and CF Industries control this partnership through equal ownership of its general partner. Martin Resource Management manages the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement. We account for this limited partner interest using the equity method of accounting, which requires us to report only the equity earnings from our limited partner interest. For the year ended December 31, 2001, our equity in earnings of CF Martin Sulphur, L.P. constituted approximately 20% of our total income before income taxes.

     Our principal executive offices are located at 4200 Stone Road, Kilgore, Texas 75662, and our phone number is (903) 983-6200.


                            SUMMARY OF RISK FACTORS



     An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of common units. Please carefully read the risks relating to these matters described under "Risk Factors."



RISKS RELATING TO OUR BUSINESS



     - We may not have sufficient cash after the establishment of cash reserves and payment of our general partner's expenses to enable us to pay the minimum quarterly distribution each quarter.



     - The assumptions underlying the financial forecast in Appendix E are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.



     - Adverse weather conditions could reduce our results of operations and ability to make distributions to our unitholders.



     - We expect to receive a material portion of our net income and cash available for distribution from our non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P.



     - We may have to sell our interest, or buy the other partnership interests in CF Martin Sulphur, L.P. at a time when it may not be in our best interest to do so.

     - If CF Martin Sulphur, L.P. issues additional interests, our ownership interest in this partnership would be diluted. Consequently, our share of CF Martin Sulphur, L.P.'s distributable cash would be reduced, which could adversely affect our ability to make distributions to our unitholders.



     - If we incur material liabilities that are not fully covered by insurance, such as liabilities resulting from accidents on rivers or at sea, spills, fires or explosions, our results of operations and ability to make distributions to our unitholders could be adversely affected.



     - The price volatility of hydrocarbon products and by-products may reduce our results of operations and ability to make distributions to our unitholders.



     - Restrictions in our debt agreements may prevent us from making distributions.



     - If we do not have sufficient capital resources for acquisitions or opportunities for expansion, our growth will be limited.



     - Future acquisitions and expansions may not be successful, may substantially increase our indebtedness and contingent liabilities, and may create integration difficulties.



     - Segments of our business are seasonal and could cause our revenues to vary.



     - The highly competitive nature of our industry could adversely affect our results of operations and ability to make distributions to our unitholders.



     - Our business is subject to federal, state and local laws and regulations relating to environmental, safety and other regulatory matters, and the violation of or the cost of complying with these laws and regulations could adversely affect our results of operations and ability to make distributions to our unitholders.



     - The loss or insufficient attention of key personnel could negatively impact our results of operations and ability to make distributions to our unitholders.



     - Our loss of significant commercial relationships with Martin Resource Management following this offering could adversely impact our results of operations and ability to make distributions to our unitholders.



     - Our business would be adversely affected if operations at our transportation, terminalling and distribution facilities were interrupted. Our business would also be adversely affected if the operations of our customers or suppliers were interrupted.



     - Our marine transportation business would be adversely affected if we do not satisfy the requirements of the Jones Act or if the Jones Act were modified or eliminated.



     - Our marine transportation business would be adversely affected if the United States government purchases or requisitions any of our vessels under the Merchant Marine Act.



     - Regulations affecting the domestic tank vessel industry may limit our ability to do business, increase our costs and adversely impact our results of operations and ability to make distributions to our unitholders.



RISKS RELATING TO AN INVESTMENT IN THE COMMON UNITS



     - Cost reimbursements due Martin Resource Management may be substantial and will reduce our cash available for distribution to our unitholders.



     - Martin Resource Management has conflicts of interests and limited fiduciary responsibilities, which may permit it to favor its own interests to the detriment of our unitholders.



     - Unitholders have less power to elect or remove management than holders of common stock in a corporation. At the closing of this offering, common unitholders will not have sufficient voting power to elect or remove our general partner without the consent of Martin Resource Management.

     - Our general partner's discretion in determining the level of our cash reserves may adversely affect our ability to make cash distributions to our unitholders.



     - You may not have limited liability if a court finds we have not complied with applicable statutes or that unitholder action constitutes control of our business.



     - The partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner.



     - We may issue additional common units without your approval, which would dilute your ownership interest.



     - The control of our general partner may be transferred to a third party, and that party could replace our current management team, without unitholder consent.



     - Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.



     - Martin Resource Management and its affiliates may engage in limited competition with us.



     - You may have limited liquidity for your units, a trading market may not develop for the units and you may not be able to resell your units at the initial public offering price.



     - You will experience immediate and substantial dilution of $14.34 per common unit.



TAX RISKS



     - The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to unitholders.



     - A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units and the costs of any contest will be borne by our unitholders and our general partner.



     - You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.



     - Tax gain or loss on the disposition of our common units could be different than expected.



     - Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.



     - We will register as a tax shelter, which may increase the risk of an IRS audit of us or a unitholder.



     - We treat a purchaser of our common units as having the same tax benefits without regard to the seller's identity. The IRS may challenge this treatment, which could adversely affect the value of the common units.



     - You will likely be subject to state, local and foreign taxes and return filing requirements as a result of investing in our common units.


                               BUSINESS STRATEGY

     We intend to manage our operations to enable us to pay the minimum quarterly distribution on all of our units, to increase our per unit cash flow, and to increase the overall value of our assets on a per unit basis. We expect to pursue these objectives by:

     - Expanding services to existing customers by evaluating their needs and identifying additional services that we could provide utilizing our asset base;

     - Pursuing strategic acquisitions that strengthen or complement our existing operations and services;

     - Attracting new customers in our current markets to expand and increase utilization of our existing assets;

     - Expanding into new geographic markets in which our expertise would allow us to achieve desirable returns relative to new capital invested; and

     - Establishing additional long-term strategic alliances with significant customers to achieve operational synergies.


                             COMPETITIVE STRENGTHS


     We believe we are well positioned to execute our business strategy because of the following competitive strengths:


     - We operate a diversified asset base and integrated distribution network.



     - We own specialized transportation equipment and storage facilities.



     - The experience and operational expertise of our management team.



     - We believe we will have a strong industry reputation and established relationships with suppliers and customers.



     - We expect to have financial flexibility following the offering.



                OUR RELATIONSHIP WITH MARTIN RESOURCE MANAGEMENT


     We were recently formed by Martin Resource Management, a privately-held company whose initial predecessor was incorporated in 1951 as a supplier of products and services to drilling rig contractors. Since then, Martin Resource Management has expanded its operations through acquisitions and internal expansion initiatives as its management identified and capitalized on the needs of producers and purchasers of hydrocarbon products and by-products and other bulk liquids.

     After this offering, we will continue to be closely affiliated with Martin Resource Management as a result of the following relationships:

     - Ownership. Martin Resource Management owns an approximate 57.5% limited partner interest in us. Additionally, our general partner, a wholly-owned subsidiary of Martin Resource Management, owns a 2.0% general partner interest in us and owns our incentive distribution rights.

     - Management. Martin Resource Management will direct our business operations through its ownership and control of our general partner. We expect to benefit from our relationship with Martin Resource Management through access to a significant pool of management expertise and established relationships throughout the energy industry. We do not have employees. Martin Resource Management employees will be responsible for conducting our business and operating our assets on our behalf. Our partnership agreement requires us to reimburse Martin Resource Management for all direct and indirect expenses it incurs or payments it makes on our behalf or in connection with the operation of our business. Under an omnibus agreement we have entered into with Martin Resource Management, the amount we will be required to reimburse Martin Resource Management for indirect general and administrative expenses and corporate overhead allocated to us will be capped at $1.0 million during the first year of the agreement. This cap may increase in subsequent years. Reimbursement of direct administrative and general expenses is not subject to this cap. Martin Resource Management also licenses certain of its trademarks and tradenames to us under this omnibus agreement.

     - Commercial. We anticipate that Martin Resource Management, which will retain some business operations following our formation, will be an important supplier and customer of ours. We anticipate that we will purchase ground transportation services, underground storage services, terminal throughput services, LPG products and sulfuric acid from Martin Resource Management. These purchases from Martin Resource Management would have accounted for approximately 9%, 7% and 7% of our total cost of sales in 1999, 2000 and 2001, respectively. In addition, we anticipate we will purchase marine fuel from Martin Resource Management, which we account for as an operating expense. Conversely, we anticipate we will provide marine transportation, terminalling services, fertilizer supply and LPG distribution services to Martin Resource Management. These sales to Martin Resource Management would have accounted for approximately 3%, 4% and 4% of our total revenues in 1999, 2000 and 2001, respectively. Regarding services and products we will purchase from Martin Resource Management, we will:


      - obtain ground transportation services from Martin Resource Management under a three-year motor carrier agreement;

      - lease underground storage for LPGs from Martin Resource Management under a three-year storage lease;

      - purchase marine fuel and sulfuric acid under three-year agreements; and

      - obtain use of a LPG truck loading and unloading and pipeline distribution terminal under a three-year throughput agreement.

      Regarding services Martin Resource Management will purchase from us, we will provide:

      - terminalling services to Martin Resource Management under a three-year agreement; and


      - marine transportation services to Martin Resource Management under a three-year agreement.



     Subject to limitations set forth in the omnibus agreement, Martin Resource Management will agree to not compete against us in our primary business lines for so long as it controls our general partner. Please read "Certain Relationships and Related Transactions -- Omnibus Agreement" for a further discussion of the scope and limitations of this non-competition restriction. Please also read "Business -- Our Relationship with Martin Resource Management" for a further discussion of our relationship with Martin Resource Management and a discussion of its retained operations.


     While our relationship with Martin Resource Management is a significant benefit, it is also a source of potential conflicts. Please read "Conflicts of Interest and Fiduciary Responsibilities."


                      PARTNERSHIP STRUCTURE AND MANAGEMENT


     All of our operations will be conducted through, and our operating assets will be owned by, our operating partnership, Martin Operating Partnership L.P. Upon the closing of this offering of the common units and the related transactions:

     - Martin Midstream GP LLC, our general partner, will own the 2.0% general partner interest in us;

     - Martin Resource Management will own 4,253,362 subordinated units representing an approximate 57.5% limited partner interest in us;

     - we will own all of the limited partner interests in our operating partnership; and

     - we will own all of the membership interests in the general partner of our operating partnership.


     Our general partner is entitled to distributions on its general partner interest and to distributions, if any, on its incentive distribution rights. Our general partner has sole responsibility for conducting our business and for managing our operations. Our general partner will not receive any management fee or other compensation in connection with its management of our business, but will be entitled to be reimbursed for all direct and, subject to some limitations, indirect expenses incurred on our behalf. Please read "Certain Relationships and Related Transactions -- Omnibus Agreement."

     We also own a non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership formed by Martin Resource Management and CF Industries in November 2000. We do not own any interest in CF Industries. The chart on the following page depicts the organization and ownership of Martin Midstream Partners L.P., our operating partnership, and CF Martin Sulphur, L.P. after giving effect to this offering of the common units and the related formation transactions.

                                    [CHART]

                                  THE OFFERING

Common units offered to the
public........................   3,000,000 common units.

                                 3,450,000 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after this
offering......................   3,000,000 common units and 4,253,362
                                 subordinated units, representing an approximate
                                 40.5% and 57.5% limited partner interest in us, respectively.

Cash distributions............   We intend to make minimum quarterly
                                 distributions of $0.50 per common unit to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

                                 - first, 98% to the common units and 2% to our
                                   general partner, until each common unit has received a minimum quarterly distribution of $0.50 plus any arrearages from prior quarters;

                                 - second, 98% to the subordinated units and 2%
                                   to our general partner, until each
                                   subordinated unit has received a minimum quarterly distribution of $0.50; and

                                 - third, 98% to all units, pro rata, and 2% to
                                   our general partner until each unit has
                                   received a distribution of $0.55 for such quarter.

                                 If cash distributions exceed $0.55 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions."

                                 We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as "available cash," and we define its meaning in the partnership agreement and in the glossary in Appendix C. The amount of available cash may be greater than or less than the minimum quarterly distribution.

                                 We believe that, based on the forecast included in Appendix E, we will have sufficient cash from operations and our portion of distributable cash from CF Martin Sulphur, L.P. for each quarter to make the minimum quarterly distribution of $0.50 for each quarter through September 30, 2003. The amount of pro forma cash available for distribution generated during 2001 would not have been sufficient to allow us to pay the minimum quarterly distribution on all of the units during this period. Please read "Cash Available for Distribution."

Subordination period..........   The subordination period will end once we meet
                                 the financial tests in the partnership
                                 agreement, but it generally cannot end before September 30, 2009. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

                                 Our partnership agreement provides that
                                 subordinated units may convert into common units prior to September 30, 2009 under certain circumstances. Please read "Cash Distribution Policy -- Subordination Period -- Early Conversion of Subordinated Units."


Issuance of additional
units.........................   In general, during the subordination period we
                                 can issue up to 1,500,000 additional common units, plus an amount, if any, equal to one half of the number of common units issued pursuant to the underwriters' over-allotment option, or 50% of the common units outstanding immediately after this offering, without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions, capital improvements or repayments of certain debt that increase cash flow from operations per unit on a pro forma basis. Please read "The Partnership
                                 Agreement -- Issuance of Additional
                                 Securities."

Voting rights.................   Our general partner will manage and operate us.
                                 Unlike the holders of common stock in a
                                 corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. The general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, including Martin
                                 Resource Management. At the closing of this offering, the general partner will own enough units to prevent its removal. Furthermore, any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the directors of the general partner, cannot vote on any matter.

Limited call right............   If at any time our general partner and its
                                 affiliates, including Martin Resource
                                 Management, own 80% or more of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.


Estimated ratio of taxable
income to distributions.......   We estimate that if you hold the common units
                                 you purchase in this offering through December
                                 31, 2006, you will be allocated, on a
                                 cumulative basis, an amount of federal taxable income for that period that will be approximately 20% of the cash distributed to you with respect to that period. Please read
                                 "Material Tax Consequences -- Tax Consequences of Unit Ownership -- Ratio of Taxable Income to
                                 Distributions" for the basis of this estimate.


Exchange listing..............   We have applied to list the common units on the
                                 Nasdaq National Market under the symbol "MMLP."

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     The following table shows selected historical financial and operating data of the Martin Midstream Partners Predecessor and pro forma financial and operating data of Martin Midstream Partners L.P. for the periods and as of the dates indicated. Martin Midstream Partners Predecessor is the term used to describe certain assets, liabilities and operations currently owned by Martin Resources Management Corporation that will be transferred to Martin Midstream Partners L.P. upon completion of this offering. Such operations relate to the following four primary lines of business:

     - marine transportation services for hydrocarbon products and by-products;

     - terminalling of hydrocarbon products and by-products;

     - distribution of LPGs; and

     - manufacturing and marketing fertilizer products, which are primarily sulfur-based, and other sulfur-related products.


     The selected historical financial data as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 are derived from the audited combined financial statements of Martin Midstream Partners Predecessor. The selected historical financial data as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 and as of June 30, 2002 and for the six months ended June 30, 2001 and 2002 are derived from the unaudited combined financial statements of Martin Midstream Partners Predecessor.



     Our molten sulphur business operations were transferred to CF Martin Sulphur, L.P. in November 2000. Therefore, revenues, operating costs and operating income were reflected in the historical combined income statements prior to that time, and, subsequently, have been reflected through our 49.5% limited partnership interest CF Martin Sulphur, L.P. under the equity method of accounting.



     The selected pro forma financial data as of June 30, 2002 and for the year ended December 31, 2001 and the six months ended June 30, 2002 are derived from the unaudited pro forma financial statements of Martin Midstream Partners L.P. These pro forma financial statements show the pro forma effect of the transfer of the Martin Midstream Partners Predecessor to our operating partnership, this offering and related transactions. The pro forma balance sheet assumes this offering and related transactions occurred as of June 30, 2002 and the pro forma statements of income assume this offering and related transactions occurred on January 1, 2001.



     We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense. EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider EBITDA as an alternative to net income, cash flows from operations, or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.



     We include in the table below our EBITDA less the amount of our equity in the earnings of CF Martin Sulphur, L.P. plus the amount of cash distributions we receive from CF Martin Sulphur, L.P. for each of the periods presented. We include this information in this format because we believe that this information provides an approximation of our cash flow in a period, taking into account:



     - the equity method of accounting for our investment in CF Martin Sulphur, L.P., which requires us to include in our earnings the proportionate amount of income or loss attributable to our investment in CF Martin Sulphur, L.P.; and



     - the cash distributions we receive from CF Martin Sulphur, L.P. during the period which may be more or less than the amount of income attributable to our interest in CF Martin Sulphur, L.P. for that period.

     Please read "Business -- CF Martin Sulphur, L.P. -- Management and Ownership -- Distributions" for more information related to cash distributions from CF Martin Sulphur, L.P.


     Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of our assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand the existing operating capacity of our assets, whether through construction or acquisition. Repair and maintenance expenditures associated with existing assets that are minor in nature and do not extend the useful life of existing assets are treated as operating expenses as incurred.

     We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical combined and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                           MARTIN MIDSTREAM
                                  MARTIN MIDSTREAM PARTNERS PREDECESSOR -- HISTORICAL COMBINED               PARTNERS L.P.
                            ------------------------------------------------------------------------           PRO FORMA
                                                                                      SIX MONTHS       -------------------------
                                                                                         ENDED             YEAR       SIX MONTHS
                                          YEAR ENDED DECEMBER 31,                      JUNE 30,           ENDED         ENDED
                            ----------------------------------------------------   -----------------   DECEMBER 31,    JUNE 30,
                              1997       1998       1999       2000       2001      2001      2002         2001          2002
                            --------   --------   --------   --------   --------   -------   -------   ------------   ----------
                                                                      ($ IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues..................  $140,420   $141,737   $172,395   $199,502   $162,788   $98,347   $68,243     $162,788      $68,243
Cost of products sold.....   109,979    103,805    130,230    150,400    120,074    73,692    48,671      120,074       48,671
Operating expenses........    17,411     19,679     22,018     25,454     19,766    11,063     9,751       19,766        9,751
Selling, general, and
 administrative...........     4,562      7,344      8,747      7,880      7,513     3,974     3,374        7,754        3,510
Depreciation and
 amortization.............     4,052      5,322      6,600      6,197      3,977     1,952     2,136        3,977        2,136
                            --------   --------   --------   --------   --------   -------   -------     --------      -------
 Total costs and
   expenses...............   136,004    136,150    167,595    189,931    151,330    90,681    63,932      151,571       64,068
                            --------   --------   --------   --------   --------   -------   -------     --------      -------
Operating income..........     4,416      5,587      4,800      9,571     11,458     7,666     4,311       11,217        4,175
Equity in earnings of
 unconsolidated
 partnership..............        --         --         --        318      1,641       742     1,654        1,641        1,654
Interest expense..........    (3,048)    (4,311)    (6,707)    (7,545)    (5,040)   (2,711)   (1,897)      (1,391)        (695)
Other income (expense)....       143        112        296         72         81        38        15           81           15
                            --------   --------   --------   --------   --------   -------   -------     --------      -------
Income (loss) before
 income taxes.............     1,511      1,388     (1,611)     2,416      8,140     5,735     4,083       11,548        5,149
Income taxes..............       542        592       (327)     1,064      2,980     2,098     1,459           --           --
                            --------   --------   --------   --------   --------   -------   -------     --------      -------
Net income (loss).........  $    969   $    796   $ (1,284)  $  1,352   $  5,160   $ 3,637   $ 2,624     $ 11,548      $ 5,149
                            ========   ========   ========   ========   ========   =======   =======     ========      =======
BALANCE SHEET DATA (AT
 PERIOD END):
Total assets..............  $ 83,936   $108,245   $121,051   $100,375   $ 86,946   $87,074   $82,946                   $85,941
Due to affiliates.........    11,707     40,765     50,358     34,710     31,685    31,794    28,192                        --
Long-term debt............    28,571     26,082     24,274     10,691      7,845     8,484     7,422                    28,800
Owner's equity (partners'
 capital).................    14,926     15,722     14,438     15,790     20,950    19,427    23,574                    45,509
CASH FLOW DATA:
Net cash flow provided by
 (used in):
 Operating activities.....  $  9,152   $  5,281   $  6,593   $  1,916   $ 11,557   $ 6,076   $ 6,184
 Investing activities.....   (15,336)   (28,070)   (14,505)    (2,952)    (6,498)   (1,463)   (2,112)
 Financing activities.....     6,226     22,936      7,804        994     (5,125)   (4,712)   (3,891)
OTHER FINANCIAL DATA:
EBITDA less equity in
 earnings and plus cash
 distributions from a
 partnership interest we
 own......................  $  8,611   $ 11,021   $ 11,696   $ 15,840   $ 15,910   $10,050   $ 6,462     $ 15,669      $ 6,326
Maintenance capital
 expenditures.............     2,081      3,256      3,442      1,864      2,434       633       107
Expansion capital
 expenditures.............    12,605      2,101     11,652      2,010      3,764       523     1,909
                            --------   --------   --------   --------   --------   -------   -------
Total capital
 expenditures.............  $ 14,686   $  5,357   $ 15,094   $  3,874   $  6,198   $ 1,156   $ 2,016
                            ========   ========   ========   ========   ========   =======   =======

        SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

     Martin Midstream GP LLC, our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. Because our general partner is owned by Martin Resource Management, however, its officers and directors have fiduciary duties to manage the business of our general partner in a manner beneficial to Martin Resource Management and its shareholders.

     The officers and directors of our general partner have significant relationships with, and responsibilities to, Martin Resource Management. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and Martin Resource Management, on the other hand. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read "Conflicts of Interest and Fiduciary Responsibilities."

     The partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that, without such consent, might otherwise be considered a breach of fiduciary or other duties under applicable state law.

     We have entered into an agreement with Martin Resource Management under which Martin Resource Management has generally agreed not to engage in our businesses as described in this prospectus. In addition, this agreement:

     - addresses indemnification obligations of Martin Resource Management to us;

     - requires us to reimburse Martin Resource Management for direct and indirect general and administrative expenses (subject to a cap on the reimbursement of indirect general and administrative expenses and corporate overhead allocations);


     - prohibits us from entering into certain agreements with Martin Resource Management without the approval of the conflicts committee of the board of directors of our general partner;


     - provides for the license of intellectual property from Martin Resource Management to us; and

     - addresses certain rights Martin Resource Management has in relation to the management of, and our interest in, CF Martin Sulphur, L.P.

For a more detailed discussion of this agreement, please read "Certain Relationships and Related Transactions -- Omnibus Agreement."

     We expect to receive a material portion of our net income and cash available for distribution from our non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership created in November 2000 by Martin Resource Management, its affiliates and CF Industries. CF Industries owns the other 49.5% limited partner interest. CF Martin Sulphur, L.P. is managed by its general partner, CF Martin Sulphur, L.L.C., which is owned equally by CF Industries and Martin Resource Management. Each of Martin Resource Management and CF Industries is entitled to elect two managers to the four-person board of managers of the general partner of CF Martin Sulphur, L.P. and, as a result of this ownership and management structure, neither Martin Resource Management nor CF Industries has individual control over CF Martin Sulphur, L.P. The general partner of CF Martin Sulphur, L.P. has fiduciary duties to act in the best interests of CF Martin Sulphur, L.P. and its limited partners. As a result, the general partner of CF Martin Sulphur, L.P. may make decisions that are in the best interests of CF Martin Sulphur, L.P. but that may not be in our best interest. These decisions may relate to, among other matters, cash distributions to us as a limited partner, capital expenditures, borrowings, issuance of new partnership securities and operations. For a more detailed discussion of the ownership and management structure of CF Martin Sulphur, L.P., please read "Business -- CF Martin Sulphur, L.P. -- Management and Ownership."

                                  RISK FACTORS

     Limited partner interests are inherently different from the capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in the common units. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

  WE MAY NOT HAVE SUFFICIENT CASH AFTER THE ESTABLISHMENT OF CASH RESERVES AND PAYMENT OF OUR GENERAL PARTNER'S EXPENSES TO ENABLE US TO PAY THE MINIMUM QUARTERLY DISTRIBUTION EACH QUARTER.


     We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. Please read "Cash Available for Distribution." Under the terms of the partnership agreement, we must pay our general partner's expenses and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our common units principally depends upon the amount of net cash generated from our operations, which will fluctuate from quarter to quarter based on, among other things:


     - the costs of acquisitions, if any;

     - the prices of hydrocarbon products and by-products;

     - fluctuations in our working capital;

     - the level of capital expenditures we make;

     - restrictions contained in our debt instruments and our debt service requirements;

     - our ability to make working capital borrowings under our revolving credit facility; and

     - the amount, if any, of cash reserves established by our general partner in its discretion.

     You should also be aware that the amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from working capital borrowings, and not solely on profitability, which will be affected by non-cash items. In addition, our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the establishment of reserves, each of which can affect the amount of cash that is distributed to our unitholders. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.


  THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECAST IN APPENDIX E ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, REGULATORY AND COMPETITIVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE FORECASTED.



     The financial forecast set forth in Appendix E includes our forecast of statements of operations for the twelve months ending September 30, 2003. The financial forecast has been prepared by management and we have not received an opinion or report on it from any independent accountants. In addition, Appendix E includes a calculation of available cash from operating surplus based on the financial forecast. The assumptions underlying the financial forecast and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If the forecast results are not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially.

  ADVERSE WEATHER CONDITIONS COULD REDUCE OUR RESULTS OF OPERATIONS AND ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.

     Our distribution network and operations are primarily concentrated in the Gulf Coast region and along the Mississippi River inland waterway. Weather in these regions is often severe and can be a major factor in our day-to-day operations. Our marine transportation operations can be significantly delayed, impaired or postponed by adverse weather conditions, such as fog in the winter and spring months, and certain river conditions. Additionally, our marine transportation operations and our assets in the Gulf of Mexico, including our barges, pushboats, tugboats and terminals, can be adversely impacted or damaged by hurricanes, tropical storms, tidal waves or other related events.


     National weather conditions have a substantial impact on the demand for our products. Unusually warm weather during the winter months can cause a significant decrease in the demand for LPG products, fuel oil and gasoline. Likewise, extreme weather conditions (either wet or dry) can decrease the demand for fertilizer. For example, an unusually wet spring can delay planting of seeds, which can leave insufficient time to apply fertilizer at the planting stage. Conversely, drought conditions can kill or severely stunt the growth of crops, thus eliminating the need to nurture plants with fertilizer. Any of these or similar conditions could result in a decline in our net income and cash flow, which would reduce our ability to make distributions to our unitholders.



  WE EXPECT TO RECEIVE A MATERIAL PORTION OF OUR NET INCOME AND CASH AVAILABLE FOR DISTRIBUTION FROM OUR NON-CONTROLLING 49.5% LIMITED PARTNER INTEREST IN CF MARTIN SULPHUR, L.P.



     We expect to receive a material portion of our net income and cash available for distribution from our non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership organized by Martin Resource Management and CF Industries in November 2000. For example, we forecast that approximately 22% of our available cash from operating surplus will result from cash distributions from this partnership and approximately 27% of our net income will be attributable to our interest in CF Martin Sulphur, L.P. during the 12-month period ending September 30, 2003. Please read our "Financial Forecast" located at Appendix E. CF Industries owns the remaining 49.5% limited partner interest. We have virtually no rights or control over the operations or management of cash generated by this entity. CF Martin Sulphur, L.P. is managed by its general partner, which is owned equally by CF Industries and Martin Resource Management. Deadlocks between CF Industries and Martin Resource Management over issues relating to the operation of CF Martin Sulphur, L.P. could have an adverse impact on its results of operations and, consequently, the amount and timing of cash generated by its operations that is available for distribution to its partners, including us as a limited partner.


     Additionally, the partnership agreement for CF Martin Sulphur, L.P. requires this entity to make cash distributions to its limited partners subject to the discretion of its general partner, other than in limited circumstances. As a result, we will be substantially dependent upon the discretion of the general partner with respect to the amount and timing of cash distributions from this entity. If the general partner of this entity does not distribute the cash generated by its operations to its limited partners, as a result of a deadlock between CF Industries and Martin Resource Management or for any other reason, our cash flow and quarterly distributions would be reduced significantly.


  WE MAY HAVE TO SELL OUR INTEREST OR BUY THE OTHER PARTNERSHIP INTERESTS IN CF MARTIN SULPHUR, L.P. AT A TIME WHEN IT MAY NOT BE IN OUR BEST INTEREST TO DO SO.



     The CF Martin Sulphur, L.P. partnership agreement contains a buy-sell mechanism that could be implemented by a partner under certain circumstances. Please read "Business -- CF Martin Sulphur, L.P. -- Management and
Ownership -- Buy-Sell Right" for a discussion of this buy-sell mechanism. As a result of this buy-sell mechanism, we could be forced to either sell our limited partner interest or buy the limited and general partner interests of CF Industries in CF Martin Sulphur, L.P. at a time when it would not be in our best interest. In addition, we may not have sufficient cash or available borrowing capacity under our revolving credit facility to allow us to elect to purchase the limited and general partner interest of CF Industries, in which case we may be forced to sell our limited partner interest as a result of this buy-sell mechanism when we would otherwise prefer to keep this interest. Further, if CF Industries implements this buy-sell mechanism and we decide to use cash from operations or obtain financing to purchase CF Industries' interest in this partnership, this transaction could adversely impact our ability to make distributions to our unitholders. Conversely, if we are required to sell our interest in this partnership and thereby lose our share of distributable income from its operations, our ability to make subsequent distributions to our unitholders could be adversely affected.


  IF CF MARTIN SULPHUR, L.P. ISSUES ADDITIONAL INTERESTS, OUR OWNERSHIP INTEREST IN THIS PARTNERSHIP WOULD BE DILUTED. CONSEQUENTLY, OUR SHARE OF CF MARTIN SULPHUR, L.P.'S DISTRIBUTABLE CASH WOULD BE REDUCED, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.

     CF Martin Sulphur, L.P. has the ability under its partnership agreement to issue additional general and limited partner interests. If CF Martin Sulphur, L.P. issues additional interests, our ownership percentage in CF Martin Sulphur, L.P., and our share of CF Martin Sulphur, L.P.'s distributable cash, will decrease. This decrease in our ownership interest could reduce the amount of cash distributions we receive from CF Martin Sulphur, L.P. and could adversely affect our ability to make distributions to our unitholders.

  IF WE INCUR MATERIAL LIABILITIES THAT ARE NOT FULLY COVERED BY INSURANCE, SUCH AS LIABILITIES RESULTING FROM ACCIDENTS ON RIVERS OR AT SEA, SPILLS, FIRES OR EXPLOSIONS, OUR RESULTS OF OPERATIONS AND ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS COULD BE ADVERSELY AFFECTED.

     Our operations are subject to the operating hazards and risks incidental to marine transportation, terminalling and the distribution of hydrocarbon products and by-products and other industrial products. These hazards and risks include:

     - accidents on rivers or at sea and other hazards that could result in releases, spills and other environmental damages, personal injuries, loss of life and suspension of operations;

     - leakage of LPGs and other hydrocarbon by-products;

     - fires and explosions;

     - damage to transportation, terminalling and storage facilities, and surrounding properties caused by natural disasters; and

     - terrorist attacks or sabotage.


As a result, we may be a defendant in various legal proceedings and litigation. Although we maintain insurance, such insurance may not be adequate to protect us from all material expenses related to potential future claims for personal and property damage. If we incur material liabilities that are not covered by insurance, our operating results, cash flow and ability to make distributions to our unitholders could be adversely affected.


     Changes in the insurance markets attributable to the September 11, 2001 terrorist attacks may make some types of insurance more difficult or expensive for us to obtain. As a result of the September 11 attacks and the risk of future terrorist attacks, we may be unable to secure the levels and types of insurance we would otherwise have secured prior to September 11. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage.

  THE PRICE VOLATILITY OF HYDROCARBON PRODUCTS AND BY-PRODUCTS CAN REDUCE OUR RESULTS OF OPERATIONS AND ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.


     We and our affiliates purchase hydrocarbon products and by-products such as molten sulfur, sulfur derivatives, fuel oil, LPGs, asphalt and other bulk liquids and sell these products to wholesale and bulk customers and to other end users. We also generate revenues through the terminalling of certain products for third parties. The price and market value of hydrocarbon products and by-products can be volatile. On occasion, our revenues have been adversely affected by this volatility during periods of decreasing prices that resulted in a reduction in the value and resale price of our inventory. Future price volatility could have an adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders.


  RESTRICTIONS IN OUR DEBT AGREEMENTS MAY PREVENT US FROM MAKING DISTRIBUTIONS TO OUR UNITHOLDERS.


     Upon the closing of this offering, we expect our total outstanding long-term indebtedness to be approximately $29.4 million, composed of approximately $4.4 million of debt under our revolving credit facility and $25 million of term debt. Our payment of principal and interest on our debt will reduce the cash available for distribution to our unitholders. In addition, we will be prohibited by our revolving credit facility from making cash distributions during an event of default or if the payment of a distribution would cause an event of default under any of our debt agreements. Our leverage and various limitations in our revolving credit facility may reduce our ability to incur additional debt, engage in some transactions and capitalize on acquisition or other business opportunities that could increase cash flows and distributions to our unitholders.


  IF WE DO NOT HAVE SUFFICIENT CAPITAL RESOURCES FOR ACQUISITIONS OR OPPORTUNITIES FOR EXPANSION, OUR GROWTH WILL BE LIMITED.


     We intend to explore acquisition opportunities in order to expand our operations and increase our profitability. We may finance acquisitions through public and private equity financing, or we may use our limited partnership interests for all or a portion of the consideration to be paid in acquisitions. Distributions of cash with respect to these equity securities or limited partner interests may reduce the amount of cash distributions that would otherwise be made on the common units. In addition, in the event our limited partnership interests do not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept our limited partnership interests as all or part of the consideration, we may be required to use our cash resources, if available, or rely on other financing arrangements to pursue acquisitions. If we use funds from operations, other cash resources or increased borrowings for an acquisition, the acquisition could adversely impact our ability to make our minimum quarterly distributions to our unitholders. Please read "Cash Available for Distribution -- Pro forma available cash from operating surplus during 2001 would not have been sufficient to pay the minimum quarterly distribution on all units." Additionally, if we do not have sufficient capital resources, or are not able to obtain financing on terms acceptable to us, for acquisitions, our ability to implement our growth strategies may be adversely impacted.


  FUTURE ACQUISITIONS AND EXPANSIONS MAY NOT BE SUCCESSFUL, MAY SUBSTANTIALLY INCREASE OUR INDEBTEDNESS AND CONTINGENT LIABILITIES, AND MAY CREATE INTEGRATION DIFFICULTIES.


     As part of our business strategy, we intend to acquire businesses or assets we believe complement our operations. These acquisitions may require substantial capital and the incurrence of additional indebtedness. If we make acquisitions, our capitalization and results of operations may change significantly. You will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources. Further, any acquisition could result in:


     - the discovery of material undisclosed liabilities of the acquired business or assets;

     - the unexpected loss of key employees or customers from the acquired businesses;

     - difficulties resulting from our integration of the operations, systems and management of the acquired business; and

     - an unexpected diversion of our management's attention from other operations.


If any of our future acquisitions are unsuccessful or result in unanticipated events, such acquisitions could adversely affect our results of operations, cash flow and ability to make distributions to our unitholders.

  SEGMENTS OF OUR BUSINESS ARE SEASONAL AND COULD CAUSE OUR REVENUES TO VARY.

     The demand for LPGs is highest in the winter. Therefore, revenues from our LPG distribution business is higher in the winter than in other seasons. Our fertilizer business experiences an increase in demand during the spring, which increases the revenue generated by this business line in this period compared to other periods. The seasonality of the revenue from these business lines may cause our results of operations to vary on a quarter to quarter basis and thus could cause our cash available for quarterly distributions to fluctuate from period to period.

  THE HIGHLY COMPETITIVE NATURE OF OUR INDUSTRY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.


     We operate in a highly competitive marketplace in each of our primary business segments. Most of our competitors in each segment are larger companies with greater financial and other resources than we possess. We may lose customers and future business opportunities to our competitors and any such losses could adversely affect our results of operations and ability to make distributions to our unitholders.



  OUR BUSINESS IS SUBJECT TO FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS RELATING TO ENVIRONMENTAL, SAFETY AND OTHER REGULATORY MATTERS. THE VIOLATION OF, OR THE COST OF COMPLIANCE WITH, THESE LAWS AND REGULATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.



     Our business is subject to a wide range of environmental, safety and other regulatory laws and regulations. For example, our operations are subject to permit requirements and increasingly stringent regulations under numerous environmental laws, such as the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and similar state and local laws. Please read "Business -- Environmental and Regulatory Matters." Our costs could increase due to more strict pollution control requirements or liabilities resulting from compliance with future required operating or other regulatory permits. New environmental regulations might adversely impact our results of operations and ability to pay distributions to our unitholders. Federal and state agencies also could impose additional safety requirements, any of which could adversely affect our results of operations and ability to make distributions to our unitholders.



     On August 7, 2000, a spill of molten sulfur occurred at our Stanolind terminal near Beaumont, Texas, which at the time was owned and operated by our affiliate Martin Gas Sales, Inc. To avoid protracted litigation and possible criminal claims against employees, our affiliate Martin Gas Sales agreed to plead guilty to a single felony violation of the federal Clean Water Act and was sentenced to pay a $50,000 fine. Please read "Business -- Environmental and Regulatory Matters -- Clean Water Act" for a discussion of this event. Martin Resource Management will indemnify us under the omnibus agreement for any losses we suffer within five years of this offering that relate to, or result from, this event.


     In May 2001, the Occupational Safety and Health Administration cited us for alleged safety violations at our facility in Plainview, Texas. We contested the alleged violations and the matter was settled in April 2002. As part of the settlement, the alleged violations were dismissed and we agreed to pay a small fine. We believe the amount of this fine and the nature of these alleged violations were not, as an individual event, material to our business or operations. However, if any of our facilities are found to violate similar requirements in the future we could be subjected to increased fines, in some cases up to ten times the amount of the standard fine, as a result of this event.

  THE LOSS OR INSUFFICIENT ATTENTION OF KEY PERSONNEL COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS AND ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.

     Our success will be largely dependent upon the continued services of members of the senior management team of Martin Resource Management. Those senior executive officers have significant experience in our businesses and have developed strong relationships with a broad range of industry participants. The loss of any of these executives could have a material adverse effect on our relationships with these industry participants, our results of operations and our ability to make distributions to our unitholders.

     We do not have employees. We will rely solely on officers and employees of Martin Resource Management to operate and manage our business. Martin Resource Management conducts businesses and activities of its own in which we have no economic interest. There could be competition for the time and effort of the officers and employees who provide services to our general partner. If these officers and employees do not or cannot devote sufficient attention to the management and operation of our business, our results of operation and ability to make distributions to our unitholders may be reduced.

  OUR LOSS OF SIGNIFICANT COMMERCIAL RELATIONSHIPS WITH MARTIN RESOURCE MANAGEMENT FOLLOWING THIS OFFERING COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS AND ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.


     Following this offering, Martin Resource Management will provide us with various services and products pursuant to various commercial contracts. Please read "Certain Relationships and Related Transactions" for a discussion of these contracts. The loss of any of these services provided by Martin Resource Management could have a material adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders.



     Additionally, we will provide marine transportation and terminalling services to Martin Resource Management following this offering to support its retained businesses under various commercial contracts. Please read "Certain Relationships and Related Transactions" for a discussion of these contracts. The loss of Martin Resource Management as a customer could have material adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders.


  OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF OPERATIONS AT OUR TRANSPORTATION, TERMINALLING AND DISTRIBUTION FACILITIES WERE INTERRUPTED. OUR BUSINESS WOULD ALSO BE ADVERSELY AFFECTED IF THE OPERATIONS OF OUR CUSTOMERS AND SUPPLIERS WERE INTERRUPTED.


     Our operations are dependent upon our terminalling and storage facilities and various means of transportation. We are also dependent upon the uninterrupted operations of certain facilities owned or operated by our suppliers and customers. Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would adversely affect our results of operations, cash flow and ability to make distributions to our unitholders. Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:


     - catastrophic events;

     - environmental remediations;

     - labor difficulties; and

     - disruptions in the supply of our products to our facilities or means of transportation.


Additionally, terrorist attacks and acts of sabotage could target oil and gas production facilities, refineries, processing plants and other infrastructure facilities. Any interruptions at our facilities, facilities owned or operated by our suppliers or customers, or in the oil and gas industry as a whole caused by such attacks or acts could have a material adverse affect on our results of operations, cash flow and ability to make distributions to our unitholders.



  OUR MARINE TRANSPORTATION BUSINESS WOULD BE ADVERSELY AFFECTED IF WE DO NOT SATISFY THE REQUIREMENTS OF THE JONES ACT OR IF THE JONES ACT WERE MODIFIED OR ELIMINATED.


     The Jones Act is a federal law that restricts domestic marine transportation in the United States to vessels built and registered in the United States. Furthermore, the Jones Act requires that the vessels be manned and owned by United States citizens. Please read
"Business -- Environmental and Regulatory Matters -- Jones Act." If we fail to comply with these requirements, our vessels lose their eligibility to engage in coastwide trade within United States domestic waters.



     The requirements that our vessels be United States built and manned by United States citizens, the crewing requirements and material requirements of the Coast Guard and the application of United States labor and tax laws significantly increase the costs of United States flag vessels when compared with foreign flag vessels. During the past several years, certain interest groups have lobbied Congress to repeal the Jones Act to facilitate foreign flag competition for trades and cargoes reserved for United States flag vessels under the Jones Act and cargo preference laws. If the Jones Act were to be modified to permit foreign competition that would not be subject to the same United States government imposed costs, we may need to lower the prices we charge for our services in order to compete with foreign competitors, which would adversely affect our cash flow and ability to make distributions to our unitholders.



  OUR MARINE TRANSPORTATION BUSINESS WOULD BE ADVERSELY AFFECTED IF THE UNITED STATES GOVERNMENT PURCHASES OR REQUISITIONS ANY OF OUR VESSELS UNDER THE MERCHANT MARINE ACT.



     We are also subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of the United States of a national emergency or a threat to the national security, the United States Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (including us, provided that we are considered a United States citizen for this purpose.) If one of our pushboats, tugboats or tank barges were purchased or requisitioned by the United States government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our pushboats or tugboats is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We also would not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our pushboats, tugboats or tank barges. If any of our vessels are purchased or requisitioned for an extended period of time by the United States government, such transactions could have a material adverse affect on our results of operations, cash flow and ability to make distributions to our unitholders.


  REGULATION AFFECTING THE DOMESTIC TANK VESSEL INDUSTRY MAY LIMIT OUR ABILITY TO DO BUSINESS, INCREASE OUR COSTS AND ADVERSELY IMPACT OUR RESULTS OF OPERATIONS AND ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.


     The U.S. Oil Pollution Act of 1990, or OPA 90, provides for the phase out of single-hull vessels and the phase-in of the exclusive operation of double-hull tank vessels in U.S. waters. Please read "Business -- Environmental and Regulatory Matters -- Oil Pollution Act." Under OPA 90, substantially all tank vessels that do not have double hulls will be phased out by 2015 and will not be permitted to come to U.S. ports or trade in U.S. waters. The phase out dates vary based on the age of the vessel and other factors. All of our offshore tank barges are double-hull vessels and have no phase out date. We have six inland single-hull barges that will be phased out in the year 2015. The phase out of these single-hull vessels in accordance with OPA 90 may require us to make substantial capital expenditures, which could adversely affect our operations and market position and reduce our cash available for distribution.


RISKS RELATING TO AN INVESTMENT IN THE COMMON UNITS


  COST REIMBURSEMENTS WE PAY TO MARTIN RESOURCE MANAGEMENT MAY BE SUBSTANTIAL AND WILL REDUCE OUR CASH AVAILABLE FOR DISTRIBUTION TO OUR UNITHOLDERS.



     Under the omnibus agreement, Martin Resource Management will provide us with corporate staff and support services on behalf of our general partner that are substantially identical in nature and quality to the services it conducted for our business prior to our formation. The omnibus agreement requires us to reimburse Martin Resource Management for the costs and expenses it incurs in rendering these services, including an overhead allocation to us of Martin Resource Management's indirect general and administrative expenses from its corporate allocation pool. These payments may be substantial. For example, based on the assumptions set forth in Appendix E, we estimate that we will reimburse Martin Resource Management for approximately $15.1 million of costs and expenses for the 12-month period ending September 30, 2003. Payments to Martin Resource Management will reduce the amount of available cash for distribution to our unitholders. Please read "Conflicts of Interest and Fiduciary Responsibilities -- We will reimburse our general partner and Martin Resource Management for their expenses" and "Certain Relationships and Related Transactions -- Omnibus Agreement."


  MARTIN RESOURCE MANAGEMENT HAS CONFLICTS OF INTEREST AND LIMITED FIDUCIARY RESPONSIBILITIES, WHICH MAY PERMIT IT TO FAVOR ITS OWN INTERESTS TO THE DETRIMENT OF OUR UNITHOLDERS.


     Following this offering, Martin Resource Management will own an approximate 57.5% limited partner interest in us and will own and control our general partner, which will own our 2.0% general partner interest and incentive distribution rights. Conflicts of interest may arise between Martin Resource Management and our general partner, on the one hand, and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of Martin Resource Management over the interests of our unitholders. Potential conflicts of interest between us, Martin Resource Management and our general partner could occur in many of our day-to-day operations including, among others, the following situations:


     - Officers of Martin Resource Management who will provide services to us will also devote significant time to the businesses of Martin Resource Management and will be compensated by Martin Resource Management for that time.

     - We own a non-controlling 49.5% limited partnership interest in CF Martin Sulphur, L.P., which operates a business involving the acquisition, handling and sale of molten sulfur. As a limited partner, we have virtually no rights or control over the operation and management of this entity. The day-to-day operation and control of this partnership is managed by its general partner, CF Martin Sulphur, L.L.C., which is owned equally by CF Industries and Martin Resource Management. Because we have very limited control over the operations and management of CF Martin Sulphur, L.P., we are subject to the risks that this business may be operated in a manner that would not be in our interest. For example, the amount of cash distributed to us from CF Martin Sulphur, L.P. could decrease if it uses a significant amount of cash from operations or additional debt to make significant capital expenditures or acquisitions.

     - Neither the partnership agreement nor any other agreement requires Martin Resource Management to pursue a business strategy that favors us or utilizes our assets or services. Martin Resource Management's directors and officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Martin Resource Management without regard to the best interests of the common unitholders.

     - Martin Resource Management may compete with us, subject to the limitations set forth in the omnibus agreement.

     - Our general partner is allowed to take into account the interests of parties other than us, such as Martin Resource Management, in resolving conflicts of interest, which has the effect of reducing its fiduciary duty to our unitholders.

     - Under the partnership agreement, our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations and reductions, might constitute breaches of fiduciary duty. As a result of purchasing units, our unitholders will consent to some actions and conflicts of interest that, without such consent, might otherwise constitute a breach of fiduciary or other duties under applicable state law.

     - Our general partner determines which costs incurred by Martin Resource Management are reimbursable by us.

     - The partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or from entering into additional contractual arrangements with any of these entities on our behalf.

     - Our general partner controls the enforcement of obligations owed to us by Martin Resource Management.

     - Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

     - In some instances, our general partner may cause us to borrow funds to permit us to pay cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

     - Our general partner has broad discretion to establish financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distribution on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

Please read "Certain Relationships and Related Transactions -- Omnibus Agreement" and "Conflicts of Interest and Fiduciary
Responsibilities -- Conflicts of Interest."


  UNITHOLDERS HAVE LESS POWER TO ELECT OR REMOVE MANAGEMENT THAN HOLDERS OF COMMON STOCK IN A CORPORATION. AT THE CLOSING OF THIS OFFERING, COMMON UNITHOLDERS WILL NOT HAVE SUFFICIENT VOTING POWER TO ELECT OR REMOVE OUR GENERAL PARTNER WITHOUT THE CONSENT OF MARTIN RESOURCE MANAGEMENT.


     Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and therefore limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or its directors and will have no right to elect our general partner or its directors on an annual or other continuing basis. Martin Resource Management elects the directors of our general partner. Although our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders, the directors of our general partner also have a fiduciary duty to manage our general partner in a manner beneficial to Martin Resource Management and its shareholders.

     If unitholders are dissatisfied with the performance of our general partner, they will have a limited ability to remove our general partner. Our general partner generally may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because our general partner and its affiliates, including Martin Resource Management, will initially control approximately 58.6% of all the units, our general partner initially cannot be removed without the consent of it and its affiliates.

     If our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal under these circumstances would adversely affect the common units by prematurely eliminating their contractual right to distributions and liquidation preference over the subordinated units, which preferences would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of our business, so the removal of our general partner because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

     Unitholders' voting rights are further restricted by the partnership agreement provision prohibiting any units held by a person owning 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our general partner's directors, from voting on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

     As a result of these provisions, it will be more difficult for a third party to acquire our partnership without first negotiating the acquisition with our general partner. Consequently, it is unlikely the trading price of our common units will ever reflect a takeover premium.

  OUR GENERAL PARTNER'S DISCRETION IN DETERMINING THE LEVEL OF OUR CASH RESERVES MAY ADVERSELY AFFECT OUR ABILITY TO MAKE CASH DISTRIBUTIONS TO OUR UNITHOLDERS.

     The partnership agreement requires our general partner to deduct from operating surplus cash reserves it determines in its reasonable discretion to be necessary to fund our future operating expenditures. In addition, the partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to our unitholders.


  YOU MAY NOT HAVE LIMITED LIABILITY IF A COURT FINDS THAT WE HAVE NOT COMPLIED WITH APPLICABLE STATUTES OR THAT UNITHOLDER ACTION CONSTITUTES CONTROL OF OUR BUSINESS.



     The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. You could be held liable in some circumstances for our obligations to the same extent as a general partner if a court determined that:



     - we had been conducting business in any state without compliance with the applicable limited partnership statute; or



     - the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted participation in the "control" of our business.



     The general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read "The Partnership Agreement -- Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.


  OUR PARTNERSHIP AGREEMENT CONTAINS PROVISIONS THAT REDUCE THE REMEDIES AVAILABLE TO UNITHOLDERS FOR ACTIONS THAT MIGHT OTHERWISE CONSTITUTE A BREACH OF FIDUCIARY DUTY BY OUR GENERAL PARTNER.


     The partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions that would otherwise constitute breaches of our general partner's fiduciary duties. For example, our partnership agreement:



     - permits our general partner to make a number of decisions in its "sole discretion." This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

     - provides that our general partner is entitled to make other decisions in its "reasonable discretion" which may reduce the obligations to which our general partner would otherwise be held;



     - generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the interests of all parties involved, including its own; and



     - provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.



     If you choose to purchase a common unit, you will be treated as having consented to the various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law. Please read "Conflicts of Interest and Fiduciary Responsibilities -- Fiduciary Responsibilities."


  WE MAY ISSUE ADDITIONAL COMMON UNITS WITHOUT YOUR APPROVAL, WHICH WOULD DILUTE YOUR OWNERSHIP INTEREST.

     During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 1,500,000 additional common units plus an amount, if any, equal to one half of the number of common units issued pursuant to the underwriters' over-allotment option. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

     - the issuance of common units in connection with acquisitions that increase cash flow from operations on a pro forma, per unit basis;

     - the conversion of subordinated units into common units;

     - the conversion of units of equal rank with the common units into common units under some circumstances; or

     - the conversion of our general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner.

     After the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. The partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

     The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

     - our unitholders' proportionate ownership interest in us will decrease;

     - the amount of cash available for distribution on a per unit basis may decrease;

     - because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

     - the relative voting strength of each previously outstanding unit will diminish; and

     - the market price of the common units may decline.

  THE CONTROL OF OUR GENERAL PARTNER MAY BE TRANSFERRED TO A THIRD PARTY, AND THAT PARTY COULD REPLACE OUR CURRENT MANAGEMENT TEAM, WITHOUT UNITHOLDER CONSENT.

     Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of our general partner to transfer its ownership interest in our general partner to a third party. A new owner of our general partner could replace the directors and officers of our general partner with its own designees and to control the decisions taken by our general partner.

  OUR GENERAL PARTNER HAS A LIMITED CALL RIGHT THAT MAY REQUIRE YOU TO SELL YOUR COMMON UNITS AT AN UNDESIRABLE TIME OR PRICE.


     If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than the then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. No provision in our partnership agreement, or in any other agreement we have with our general partner or Martin Resource Management, prohibits our general partner or its affiliates from acquiring more than 80% of our common units. For additional information about this call right and your potential tax liability, please read "The Partnership
Agreement -- Limited Call Right" and "-- Tax Risks -- Tax gain or loss on the disposition of our common units could be different than expected."


  MARTIN RESOURCE MANAGEMENT AND ITS AFFILIATES MAY ENGAGE IN LIMITED COMPETITION WITH US.


     Martin Resource Management and its affiliates may engage in limited competition with us. For a description of the non-competition provisions of the omnibus agreement, please read "Certain Relationships and Related
Transactions -- Omnibus Agreement." If Martin Resource Management does engage in competition with us, we may lose customers or business opportunities, which could have an adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders.



  YOU MAY HAVE LIMITED LIQUIDITY FOR YOUR UNITS, A TRADING MARKET MAY NOT DEVELOP FOR THE UNITS AND YOU MAY NOT BE ABLE TO RESELL YOUR UNITS AT THE INITIAL PUBLIC OFFERING PRICE.


     Prior to this offering, there has been no public market for the common units. After this offering, there will be only 3,000,000 publicly-traded units. We do not know the extent to which investor interest will lead to the development of a trading market for the common units or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.


  YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF $14.34 PER COMMON UNIT.



     The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $5.66 per unit after this offering. Based on an assumed initial public offering price of $20.00, you will incur immediate and substantial dilution of $14.34 per common unit. This dilution is due in large part to the fact that our general partner and its affiliates acquired interests in us at equivalent per unit prices less than the public offering price. Please read "Dilution."


TAX RISKS

     You should read "Material Tax Consequences" for a full discussion of the expected material federal income tax consequences of owning and disposing of common units.

  THE IRS COULD TREAT US AS A CORPORATION FOR TAX PURPOSES, WHICH WOULD SUBSTANTIALLY REDUCE THE CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS.

     The anticipated after-tax economic benefit of an investment in us depends largely on our classification as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.


     If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, which is currently a maximum of 35%. Distributions to you would generally be taxed again to you as corporate distributions, and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to unitholders would be substantially reduced. Although it is not possible to predict the amount of corporate-level tax that would be due in a given year, it is likely that our ability to make minimum quarterly distributions would be impaired. Consequently, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and therefore would likely result in a substantial reduction in the value of the common units.


     Current law may change so as to cause us to be taxable as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amount will be adjusted to reflect the impact of that law on us.

  A SUCCESSFUL IRS CONTEST OF THE FEDERAL INCOME TAX POSITIONS WE TAKE MAY ADVERSELY AFFECT THE MARKET FOR OUR COMMON UNITS AND THE COSTS OF ANY CONTEST WILL BE BORNE BY OUR GENERAL PARTNER AND ALL OF THE UNITHOLDERS.

     We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel's conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with some or all our counsel's conclusions or the positions we take. Our counsel has not rendered an opinion on certain matters affecting us. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by all of our unitholders and our general partner.

  YOU MAY BE REQUIRED TO PAY TAXES ON YOUR SHARE OF OUR INCOME EVEN IF YOU DO NOT RECEIVE ANY CASH DISTRIBUTIONS FROM US.

     You will be required to pay federal income taxes and, in some cases, state, local and foreign income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even the tax liability that results from the taxation of your share of our taxable income.

  TAX GAIN OR LOSS ON THE DISPOSITION OF OUR COMMON UNITS COULD BE DIFFERENT THAN EXPECTED.

     If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

  TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND FOREIGN PERSONS FACE UNIQUE TAX ISSUES FROM OWNING COMMON UNITS THAT MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THEM.

     Investment in common units by tax-exempt entities such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest effective tax rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

  WE WILL REGISTER AS A TAX SHELTER, WHICH MAY INCREASE THE RISK OF AN IRS AUDIT OF US OR A UNITHOLDER.

     We intend to register with the IRS as a "tax shelter." We will advise you of our tax shelter registration number once that number has been assigned. The federal income tax laws require that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that may be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your tax return.

  WE TREAT A PURCHASER OF OUR COMMON UNITS AS HAVING THE SAME TAX BENEFITS WITHOUT REGARD TO THE SELLER'S IDENTITY. THE IRS MAY CHALLENGE THIS TREATMENT, WHICH COULD ADVERSELY AFFECT THE VALUE OF THE COMMON UNITS.


     Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation positions that may not conform to all aspects of the Treasury regulations. Please read "Material Tax Consequences -- Tax Consequences of Unit Ownership -- Section 754 Election." A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences -- Uniformity of Units" for a further discussion of the effect of, and reasons for, the depreciation and amortization positions we will adopt.


  YOU WILL LIKELY BE SUBJECT TO STATE, LOCAL AND FOREIGN TAXES AND RETURN FILING REQUIREMENTS AS A RESULT OF INVESTING IN OUR COMMON UNITS.

     In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state, local and foreign income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We will initially own property and conduct business in Alabama, Arizona, Arkansas, Georgia, Florida, Illinois, Louisiana, Mississippi, Texas and Utah. We may do business or own property in other states or foreign countries in the future. It is your responsibility to file all federal, state, local and foreign tax returns. Our counsel has not rendered an opinion on the state, local or foreign tax consequences of an investment in our common units.

                           FORWARD-LOOKING STATEMENTS

     Statements included in this prospectus that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto), including the information set forth in Appendix E, are forward-looking statements. These statements can be identified by the use of forward-looking terminology including "forecast," "may," "believe," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

     These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

     Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     At the closing of this offering, we expect to:


     - receive net proceeds of approximately $53.0 million from this offering, assuming the sale of the 3,000,000 common units at a public offering price of $20.00 per common unit and after deducting underwriting discounts and offering expenses which we estimate to be $7.0 million;



     - borrow $25.0 million under a term loan with RBC Capital Markets; and



     - borrow approximately $4.4 million from our $45.0 million revolving credit facility with RBC Capital Markets.


     As a result of these transactions, we expect to receive approximately $82.4 million of net proceeds. We intend to use these proceeds to:

     - repay the outstanding principal balance plus accrued but unpaid interest and prepayment fees, for a cash payment of approximately $34.4 million, under our assumed senior subordinated notes with J.P. Morgan Partners, which notes have an interest rate of 14.50% and a maturity date of December 16, 2006;

     - repay the outstanding principal balance plus accrued but unpaid interest and prepayment fees, for a cash payment of approximately $20.4 million, under our assumed term loan with General Electric Capital Corporation, which loan currently has an interest rate of 5.44% and a maturity date of April 16, 2005, and is secured by certain of our vessels, property, plants and equipment;

     - repay the outstanding principal balance plus accrued but unpaid interest, for a cash payment of approximately $16.5 million, under our assumed revolving credit facility with JPMorgan Chase Bank, which facility currently has an interest rate of 4.37% and a maturity date of April 16, 2004, and is secured by our inventories, receivables and certain other assets;


     - repay the outstanding principal balance plus accrued but unpaid interest, for a cash payment of approximately $8.1 million, under our promissory note with U.S. Bancorp Leasing & Financial, which note currently has an interest rate of 5.16% and a maturity date of September 20, 2007, and is secured by certain of our vessels;


     - purchase two barges subject to our assumed lease-buy back arrangement with U.S. Bancorp Leasing & Financial, for a cash payment of approximately $2.7 million; and

     - pay transaction expenses associated with our new revolving and term credit facilities described above.

     The proceeds from any exercise of the underwriters' over-allotment option will be used to repay borrowings under our revolving credit facility and the balance, if any, will be added to our working capital and used for general corporate purposes.

                                 CAPITALIZATION

     The following table shows:


     - our historical capitalization as of June 30, 2002;



     - our pro forma capitalization as of June 30, 2002, adjusted to reflect the debt we will assume from Martin Resource Management in connection with this offering; and



     - our pro forma capitalization as of June 30, 2002, adjusted to reflect the application of the net proceeds we receive in this offering in the manner described under "Use of Proceeds."



     - our pro forma capitalization as of June 30, 2002, adjusted to reflect the application of the net proceeds we receive in this offering and our borrowings in the manner described under "Use of Proceeds."


     This table should be read together with, and is qualified in its entirety by, reference to our historical combined and pro-forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                         AS OF JUNE 30, 2002
                               ------------------------------------------------------------------------
                                                                                     PRO FORMA FOR
                                                                                     ASSUMPTION OF
                                            PRO FORMA FOR     PRO FORMA FOR          MARTIN RESOURCE
                                            ASSUMPTION OF     ASSUMPTION OF          MANAGEMENT DEBT,
                                            MARTIN RESOURCE   MARTIN RESOURCE        THIS OFFERING,
                               HISTORICAL   MANAGEMENT        MANAGEMENT DEBT AND    NEW BORROWINGS AND
                               COMBINED       DEBT(b)         THIS OFFERING(c)       USE OF PROCEEDS
                               ----------   ---------------   --------------------   ------------------
                                                            (IN THOUSANDS)
Cash and cash equivalents....   $   242        $    242             $ 53,242              $ 2,737
                                =======        ========             ========              =======
Long-term debt:
  Due to affiliates(a).......   $28,192        $     --             $     --              $    --
  Term debt..................     7,422(d)       28,151               28,151               25,000
  Subordinated debt..........        --          30,000               30,000                   --
  Revolving credit
     facility................        --          15,400               15,400                   --
  New revolving credit
     facility................        --              --                                     3,800
                                -------        --------             --------              -------
     Total long-term
       debt(e)...............    35,614          73,551               73,551               28,800
Combined Equity..............    23,574         (14,363)                                       --
Partners equity:
  Common Unitholders.........                                         53,000               53,000
  Subordinated Unitholders...                                         (7,341)              (7,341)
  General partner............        --              --                 (150)                (150)
                                -------        --------             --------              -------
     Total Combined Equity
       (Partners' Capital)...    23,574         (14,363)              45,509               45,509
                                -------        --------             --------              -------
       Total
          capitalization.....   $59,188        $ 59,188             $119,060              $74,309
                                =======        ========             ========              =======


---------------

(a) Reflects the elimination of intercompany payables in connection with the issuance of our equity to Martin Resource Management and its affiliates.
(b) Reflects our assumption of the following debt of Martin Resource Management upon the closing of this offering:


     - $20.7 million of term debt with General Electric Capital Corporation. The difference between the carrying amount of this debt at June 30, 2002 and the $20.4 million to be repaid with a portion of the net proceeds of this offering is attributable to principal payments and interest accrued between June 30, 2002 and the anticipated closing of this offering and prepayment fees due on repayment.



     - $30.0 million of subordinated debt with J.P. Morgan Partners. The difference between the carrying amount of this debt at June 30, 2002 and the $34.4 million to be repaid with a portion of the net proceeds of this offering is attributable to interest accrued between June 30, 2002 and the anticipated closing of this offering and prepayment fees due on repayment.



     - $15.4 million of amounts owed under a credit facility with JPMorgan Chase Bank. The difference in the carrying amount of this debt at June 30, 2002 and the $16.5 million to be repaid with a portion of the net proceeds of this offering is attributable to interest accrued between June 30, 2002 and the anticipated closing of this offering.


(c) Reflects the application of the net proceeds we receive from this offering and the borrowings we incur in connection with the closing of this offering, in the manner described under "Use of Proceeds."


(d) $8.4 million term note, $1.0 million of which is payable within one year, with U.S. Bancorp Leasing & Financial. The difference between the carrying amount of this note at June 30, 2002 and the $8.1 million to be repaid with a portion of the net proceeds of this offering is attributable to principal paid between June 30, 2002 and the anticipated closing of this offering.



(e) At the anticipated closing of this offering, we expect our long-term indebtedness to be approximately $29.4 million, consisting of $25 million of term debt and $4.4 million borrowed under our revolving credit facility. Please read "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION


     Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after this offering. Pro forma net tangible book value per unit represents the amount of total tangible assets less total liabilities, divided by the pro forma number of units then outstanding. On a pro forma basis as of June 30, 2002, after giving effect to this offering of common units and the related transactions, our net tangible book value was $41.9 million, or $5.61 per unit. Purchasers of common units in this offering will experience immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.




Assumed initial public offering price per common unit.......  $20.00
Less: Pro forma net tangible book value per unit after the
  offering(1)(2)............................................    5.66
                                                              ------
Immediate dilution in net tangible book value per common
  unit to new investors.....................................  $14.34
                                                              ======


---------------


(1) The net tangible book value does not include intangible assets with a book value of $3.6 million.


(2) Determined by dividing the total number of units (3,000,000 common units, 4,253,362 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 148,028 units) to be outstanding after this offering into our pro forma net tangible book value after giving effect to the application of the net proceeds of this offering.

     The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their interest and units and by the purchasers of common units in this offering upon the closing of the transactions contemplated by this prospectus.


                                                    UNITS ACQUIRED      TOTAL CONSIDERATION
                                                  -------------------   -------------------
                                                   NUMBER     PERCENT    AMOUNT    PERCENT
                                                  ---------   -------   --------   --------
                                                                          (IN THOUSANDS)
General partner and affiliates(1)(2)............  4,401,390     59.5%   $(7,491)    (14.3)%
New investors...................................  3,000,000     40.5%   $60,000     114.3%
                                                  ---------    -----    -------     -----
     Total......................................  7,401,390    100.0%   $52,509     100.0%
                                                  =========    =====    =======     =====


---------------


(1) Upon the closing of the transactions contemplated by this prospectus, Martin Resource Management will own 4,253,362 subordinated units, and our general partner will own a 2% general partner interest, in Martin Midstream Partners L.P. having a dilutive effect equivalent to 148,028 units.



(2) The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with generally accepted accounting principles. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2002, after giving effect to the application of the net proceeds of this offering, is as follows:



                                                              (IN THOUSANDS)
Book value of net assets contributed before assumption of
  Martin Resource Management debt...........................     $ 23,574
Conversion to equity of amount due to Martin Resource
  Management and affiliates.................................       28,192
Assumption of Martin Resource Management debt and accrued
  interest and prepayment fees..............................      (70,388)
Elimination of deferred income taxes........................       11,131
                                                                 --------
Total consideration.........................................     $ (7,491)
                                                                 ========

                            CASH DISTRIBUTION POLICY

DISTRIBUTIONS OF AVAILABLE CASH

     General. Within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2002, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through September 30, 2002, based on the actual length of the period.


     During the subordination period, which we define below and in the glossary located as Appendix C, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.


     Definition of Available Cash. We define available cash in the glossary located at Appendix C, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

     - less the amount of cash our general partner determines in its reasonable discretion is necessary or appropriate to:

      - provide for the proper conduct of our business;

      - comply with applicable law, any of our debt instruments, or other agreements; or

      - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

     - plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

     Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.50 per unit, or $2.00 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of expenses, including payments to our general partner. There is no guarantee, however, that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our revolving credit facility.


     Restrictions on Our Ability to Distribute Available Cash Contained in Our Credit Agreement. Our ability to distribute available cash is contractually restricted by the terms of our credit facilities. Our credit facilities will contain covenants requiring us to maintain certain financial ratios. We will be prohibited from making any distributions to unitholders if the distribution would cause an event of default, or an event of default is existing, under our credit facilities. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Description of Our Credit Facility."


OPERATING SURPLUS AND CAPITAL SURPLUS

     General. All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We will distribute available cash from operating surplus differently than available cash from capital surplus.

     Definition of Operating Surplus. We define operating surplus in the glossary located at Appendix C. For any period it generally means:

     - our cash balance at the closing of this offering; plus

     - $8.5 million (as described below); plus

     - all of our cash receipts after the closing of this offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

     - working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

     - all of our operating expenditures after the closing of this offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

     - the amount of cash reserves our general partner deems necessary or advisable to provide funds for future operating expenditures.

     Definition of Capital Surplus. We also define capital surplus in the glossary located at Appendix C. It will generally be generated only by:

     - borrowings other than working capital borrowings;

     - sales of debt and equity securities; and

     - sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

     Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $8.5 million in addition to our cash balance at the closing of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $8.5 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

SUBORDINATION PERIOD

     General. During the subordination period, which we define below and in the glossary located at Appendix C, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

     Definition of Subordination Period. We define the subordination period in the glossary located at Appendix C. The subordination period will extend until the first day of any quarter beginning after September 30, 2009 in which each of the following tests are met:

     - distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

     - the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

     - there are no arrearages in payment of the minimum quarterly distribution on the common units.

     Early Conversion of Subordinated Units. Before the end of the subordination period, a portion of the subordinated units may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

     - September 30, 2005 with respect to 20% of the subordinated units;

     - September 30, 2006 with respect to 20% of the subordinated units;

     - September 30, 2007 with respect to 20% of the subordinated units; and

     - September 30, 2008 with respect to 20% of the subordinated units.

     The early conversions will occur if at the end of the applicable quarter each of the following occurs:

     - distributions of available cash from operating surplus on the common units and the subordinated units equal or exceed the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

     - the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

     - there are no arrearages in payment of the minimum quarterly distribution on the common units.

However, the early conversion of the second, third or fourth 20% of the subordinated units may not occur until at least one year following the early conversion of the first, second or third 20% of the subordinated units, as the case may be.

     In addition to the early conversion of subordinated units described above, 20% of the subordinated units may convert into common units on a one-for-one basis prior to the end of the subordination period if at the end of a quarter ending on or after September 30, 2005 each of the following occurs:

     - distributions of available cash from operating surplus on each common unit and subordinated unit equaled or exceeded $2.50 for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

     - the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $2.50 on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

     - there are no arrearages in payment of the minimum quarterly distribution on the common units.

This additional early conversion is a one time occurrence.

     Finally, 20% of the subordinated units may convert into common units on a one-for-one basis prior to the end of the subordination period if at the end of a quarter ending on or after September 30, 2005 each of the following occurs:

     - distributions of available cash from operating surplus on each common unit and subordinated unit equaled or exceeded $3.00 for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

     - the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $3.00 on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

     - there are no arrearages in payment of the minimum quarterly distribution on the common units.

This additional early conversion is a one time occurrence.

     Generally, the earliest possible date by which all subordinated units may be converted into common units is September 30, 2007.

     Definition of Adjusted Operating Surplus. We define adjusted operating surplus in the glossary located at Appendix C and for any period it generally means:

     - operating surplus generated with respect to that period; less

     - any net increase in working capital borrowings with respect to that period; less

     - any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

     - any net decrease in working capital borrowings with respect to that period; plus

     - any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

     Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

     Effect of Expiration of the Subordination Period. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

     - the subordination period will end and each subordinated unit will immediately convert into one common unit;

     - any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and


     - the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS DURING THE SUBORDINATION PERIOD

     We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

     - First, 98% to all common unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter;

     - Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

     - Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

     - Thereafter, in the manner described in "-- Incentive Distribution Rights" below.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS AFTER THE SUBORDINATION PERIOD

     We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

     - First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

     - Thereafter, in the manner described in "-- Incentive Distribution Rights" below.

INCENTIVE DISTRIBUTION RIGHTS

     Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

     If for any quarter:

     - we have distributed available cash from operating surplus on each common unit and subordinated unit in an amount equal to the minimum quarterly distribution; and

     - we have distributed available cash from operating surplus on each outstanding common unit in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

     - First, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.55 per unit for that quarter (the "first target distribution");

     - Second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.625 per unit for that quarter (the "second target distribution");

     - Third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.75 per unit for that quarter (the "third target distribution");

     - Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

PERCENTAGE ALLOCATIONS OF AVAILABLE CASH FROM OPERATING SURPLUS AND HYPOTHETICAL ANNUALIZED YIELD

     The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels and a hypothetical annualized percentage yield to be realized by a unitholder at each target distribution level. For purposes of the following table, we calculated the annualized percentage yield on a pretax basis assuming that:

     - the common unit was purchased at an amount equal to the assumed initial public offering price of $20.00 per common unit;

     - we distributed each quarter during the first year following the investment the amount set forth under the column "Total Quarterly Distribution Target Amount;" and

     - the quarterly distribution amounts shown do not include any common unit arrearages.

The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

                                                                          MARGINAL PERCENTAGE
                                                                              INTEREST IN
                                                                             DISTRIBUTIONS
                           TOTAL QUARTERLY            HYPOTHETICAL        --------------------
                             DISTRIBUTION              ANNUALIZED                      GENERAL
                            TARGET AMOUNT                 YIELD           UNITHOLDER   PARTNER
                       ------------------------   ---------------------   ----------   -------
Minimum Quarterly
  Distribution.......           $0.50                      10%                98%         2%
First Target
  Distribution.......        up to $0.55                up to 11%             98%         2%
Second Target
  Distribution.......  above $0.55 up to $0.625   above 11% up to 12.5%       85%        15%
Third Target
  Distribution.......  above $0.625 up to $0.75   above 12.5% up to 15%       75%        25%
Thereafter...........        above $0.75                above 15%             50%        50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

     How Distributions from Capital Surplus Will Be Made. We will make distributions of available cash from capital surplus, if any, in the following manner:

     - First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

     - Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

     - Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

     Effect of a Distribution from Capital Surplus. The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero, however, cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

     Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to our general partner.

ADJUSTMENT TO THE MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

     In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

     - the minimum quarterly distribution;

     - target distribution levels;

     - unrecovered initial unit price;

     - the number of common units issuable during the subordination period without a unitholder vote; and

     - the number of common units into which a subordinated unit is convertible.

     For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

     In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

     If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

     The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

     Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

     - First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

     - Second, 98% to the common unitholders, pro rata, and 2% to our general partner until the capital account for each common unit is equal to the sum of:

          (1) the unrecovered initial unit price; plus

          (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

          (3) any unpaid arrearages in payment of the minimum quarterly distribution;

     - Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

          (1) the unrecovered initial unit price; and

          (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

     - Fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

          (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

          (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

     - Fifth, 85% to all unitholders, pro rata, and 15% to our general partner, pro rata, until we allocate under this paragraph an amount per unit equal to:

          (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

          (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 85% to the units, pro rata, and 15% to our general partner, pro rata, for each quarter of our existence;

     - Sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

          (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

          (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

     - Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

     If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

     Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

     - First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the subordinated unitholders have been reduced to zero;

     - Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the common unitholders have been reduced to zero; and

     - Thereafter, 100% to our general partner.

     If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

     Adjustments to Capital Accounts. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the general partner's capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made.

                        CASH AVAILABLE FOR DISTRIBUTION

     We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus after payment of expenses, including payments to our general partner, the minimum quarterly distribution of $0.50 per unit, or $2.00 per year, on all the common units and subordinated units. We believe we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through September 30, 2003. Available cash for any quarter will consist generally of all cash on hand at the end of that quarter, plus working capital borrowings after the end of the quarter, as adjusted for the establishment of cash reserves. Operating surplus generally consists of cash on hand at closing of this offering, cash generated from operations after deducting related expenditures (including our general partner's expenses) and other items, plus working capital borrowings after the end of the quarter, plus $8.5 million. The definitions of available cash and operating surplus are in the glossary located at Appendix C.

     The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units, and the general partner interest to be outstanding immediately after this offering are approximately:

                                                              ONE QUARTER   FOUR QUARTERS
                                                              -----------   -------------
                                                                    (IN THOUSANDS)
Common units................................................    $1,500         $ 6,000
Subordinated units..........................................    $2,127         $ 8,507
2.0% general partner interest...............................    $   74         $   296
                                                                ------         -------
     Total..................................................    $3,701         $14,803
                                                                ======         =======


PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS DURING 2001 OR FOR THE SIX MONTHS ENDED JUNE 30, 2002 WOULD NOT HAVE BEEN SUFFICIENT TO PAY THE MINIMUM QUARTERLY DISTRIBUTION ON ALL UNITS.



     If we had completed the transactions contemplated in this prospectus on January 1, 2001, pro forma available cash from operating surplus generated during 2001 would have been approximately $11.9 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and approximately 65% of the minimum quarterly distribution on the subordinated units. Pro forma available cash from operating surplus generated during the six months ended June 30, 2002 would have been approximately $5.6 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and approximately 58% of the minimum quarterly distribution on the subordinated units.


     We derived the amounts of pro forma available cash from operating surplus shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. These pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, available cash from operating surplus as defined in the partnership agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should only view the amount of pro forma available cash from operating surplus as a general indication of the amount of available cash from operating surplus that we might have generated had we been formed in earlier periods.

     A more complete explanation of the pro forma adjustments can be found in the notes to our pro forma combined financial statements beginning on page F-5.

WE BELIEVE WE WILL HAVE SUFFICIENT AVAILABLE CASH FROM OPERATING SURPLUS FOLLOWING THIS OFFERING TO PAY THE MINIMUM QUARTERLY DISTRIBUTION ON ALL UNITS THROUGH SEPTEMBER 30, 2003.

     We believe that, following the closing of this offering, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all common and subordinated units for each quarter through September 30, 2003. Our belief is based on our financial forecast in Appendix E.



     You should read the notes and the other information in Appendix E carefully for a discussion of the material assumptions underlying the financial forecast. The financial forecast presents, to the best of our knowledge and belief, the expected results of our operations for the forecast period. The financial forecast is based on certain assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed herein are those that we believe are significant to the financial forecast. We believe our actual results of operation will approximate those reflected in the financial forecast; however, we can give you no assurance that the forecasted results will be achieved. There will likely be differences between the forecast and the actual results and those differences may be material. If the forecast is not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on the common units. The financial forecast has been prepared by management. Our independent auditors have not examined, compiled or otherwise applied procedures to the financial forecast presented herein and, accordingly, do not express an opinion or any other form of assurance on it.



     When considering the financial forecast, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors -- Risks Relating to Our Business" beginning on page 15, and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and results of operations to vary significantly from those set forth in Appendix E.

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     The following table shows selected historical financial and operating data of the Martin Midstream Partners Predecessor and pro forma financial and operating data of Martin Midstream Partners L.P. for the periods and as of the dates indicated.


     The selected historical financial data as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 are derived from the audited combined financial statements of Martin Midstream Partners Predecessor. The selected historical financial data as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 and as of June 30, 2002 and for the six months ended June 30, 2001 and 2002 are derived from the unaudited combined financial statements of Martin Midstream Partners Predecessor.



     Our molten sulphur business operations were transferred to CF Martin Sulphur L.P. in November 2000. Therefore, revenues, operating costs and operating income were reflected in the historical combined income statements prior to that time, and, subsequently, have been reflected through our 49.5% limited partnership interest CF Martin Sulphur, L.P. under the equity method of accounting.



     The selected pro forma financial data as of June 30, 2002 and for the year ended December 31, 2001 and the six months ended June 30, 2002 are derived from the unaudited pro forma financial statements of Martin Midstream Partners, L.P. These pro forma financial statements show the pro forma effect of the transfer of the Martin Midstream Partners Predecessor to our operating partnership, this offering and related transactions. The pro forma balance sheet assumes this offering and related transactions occurred as of June 30, 2002 and the pro forma statements of income assume this offering and related transactions occurred on January 1, 2001.



     We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense. EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider EBITDA as an alternative to net income, cash flows from operations, or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.



     We include in the table below our EBITDA less the amount of our equity in the earnings of CF Martin Sulphur, L.P. plus the amount of cash distributions we receive from CF Martin Sulphur, L.P. for each of the periods presented. We include this information in this format because we believe that this information provides an approximation of our cash flow in a period, taking into account:



     - the equity method of accounting for our investment in CF Martin Sulphur, L.P. which requires us to include in our earnings the proportionate amount of income or loss attributable to our investment in CF Martin Sulphur, L.P.; and



     - the cash distributions we receive from CF Martin Sulphur, L.P. during the period which may be more or less than the amount of income attributable to our interest in CF Martin Sulphur, L.P. for that period.



     Please read "Business -- CF Martin Sulphur, L.P. -- Management and Ownership -- Distributions" for more information related to cash distribution from CF Martin Sulphur, L.P.


     Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of our assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand the existing operating capacity of our assets, whether through construction or acquisition. Repair and maintenance expenditures associated with existing assets that are minor in nature and do not extend the useful life of existing assets are treated as operating expenses as incurred.

     We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical combined and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                           MARTIN MIDSTREAM PARTNERS PREDECESSOR -- HISTORICAL COMBINED
                             -----------------------------------------------------------------------------------------
                                                                                                    SIX MONTHS
                                                                                                       ENDED
                                                YEAR ENDED DECEMBER 31,                              JUNE 30,
                             -------------------------------------------------------------   -------------------------
                                1997          1998          1999         2000       2001        2001          2002
                             -----------   -----------   -----------   --------   --------   -----------   -----------
                                                                 ($ IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues...................   $140,420      $141,737      $172,395     $199,502   $162,788     $98,347       $68,243
Cost of products sold......    109,979       103,805       130,230      150,400    120,074      73,692        48,671
Operating expenses.........     17,411        19,679        22,018       25,454     19,766      11,063         9,751
Selling, general, and
 administrative............      4,562         7,344         8,747        7,880      7,513       3,974         3,374
Depreciation and
 amortization..............      4,052         5,322         6,600        6,197      3,977       1,952         2,136
                              --------      --------      --------     --------   --------     -------       -------
 Total costs and
   expenses................    136,004       136,150       167,595      189,931    151,330      90,681        63,932
                              --------      --------      --------     --------   --------     -------       -------
Operating income...........      4,416         5,587         4,800        9,571     11,458       7,666         4,311
Equity in earnings of
 unconsolidated
 partnership...............         --            --            --          318      1,641         742         1,654
Interest expense...........     (3,048)       (4,311)       (6,707)      (7,545)    (5,040)     (2,711)       (1,897)
Other income (expense).....        143           112           296           72         81          38            15
                              --------      --------      --------     --------   --------     -------       -------
Income (loss) before income
 taxes.....................      1,511         1,388        (1,611)       2,416      8,140       5,735         4,083
Income taxes...............        542           592          (327)       1,064      2,980       2,098         1,459
                              --------      --------      --------     --------   --------     -------       -------
Net income (loss)..........   $    969      $    796      $ (1,284)    $  1,352   $  5,160     $ 3,637       $ 2,624
                              ========      ========      ========     ========   ========     =======       =======
BALANCE SHEET DATA (AT
 PERIOD END):
Total assets...............   $ 83,936      $108,245      $121,051     $100,375   $ 86,946      87,074       $82,946
Due to affiliates..........     11,707        40,765        50,358       34,710     31,685      31,794        28,192
Long-term debt.............     28,571        26,082        24,274       10,691      7,845       8,484         7,422
Owner's equity (partners'
 capital)..................     14,926        15,722        14,438       15,790     20,950      19,427        23,574
CASH FLOW DATA:
Net cash flow provided by
 (used in):
 Operating activities......   $  9,152      $  5,281      $  6,593     $  1,916   $ 11,557     $ 6,076       $ 6,184
 Investing activities......    (15,336)      (28,070)      (14,505)      (2,952)    (6,498)     (1,463)       (2,112)
 Financing activities......      6,226        22,936         7,804          994     (5,125)     (4,712)       (3,891)
OTHER FINANCIAL DATA:
EBITDA less equity in
 earnings and plus cash
 distributions from a
 partnership interest we
 own.......................   $  8,611      $ 11,021      $ 11,696     $ 15,840   $ 15,910     $10,050       $ 6,462
Maintenance capital
 expenditures..............      2,081         3,256         3,442        1,864      2,434         633           107
Expansion capital
 expenditures..............     12,605         2,101        11,652        2,010      3,764         523         1,909
                              --------      --------      --------     --------   --------     -------       -------
Total capital
 expenditures..............   $ 14,686      $  5,357      $ 15,094     $  3,874   $  6,198     $ 1,156       $ 2,016
                              ========      ========      ========     ========   ========     =======       =======

                                 MARTIN MIDSTREAM
                                   PARTNERS L.P.
                                     PRO FORMA
                             -------------------------
                                 YEAR       SIX MONTHS
                                ENDED         ENDED
                             DECEMBER 31,    JUNE 30,
                                 2001          2002
                             ------------   ----------
                                 ($ IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues...................    $162,788      $68,243
Cost of products sold......     120,074       48,671
Operating expenses.........      19,766        9,751
Selling, general, and
 administrative............       7,754        3,510
Depreciation and
 amortization..............       3,977        2,136
                               --------      -------
 Total costs and
   expenses................     151,571       64,068
                               --------      -------
Operating income...........      11,217        4,175
Equity in earnings of
 unconsolidated
 partnership...............       1,641        1,654
Interest expense...........      (1,391)        (695)
Other income (expense).....          81           15
                               --------      -------
Income (loss) before income
 taxes.....................      11,548        5,149
Income taxes...............          --           --
                               --------      -------
Net income (loss)..........    $ 11,548      $ 5,149
                               ========      =======
BALANCE SHEET DATA (AT
 PERIOD END):
Total assets...............                  $85,941
Due to affiliates..........                       --
Long-term debt.............                   28,800
Owner's equity (partners'
 capital)..................                   45,509
CASH FLOW DATA:
Net cash flow provided by
 (used in):
 Operating activities......
 Investing activities......
 Financing activities......
OTHER FINANCIAL DATA:
EBITDA less equity in
 earnings and plus cash
 distributions from a
 partnership interest we
 own.......................    $ 15,669      $ 6,326
Maintenance capital
 expenditures..............
Expansion capital
 expenditures..............
Total capital
 expenditures..............

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion of our financial condition and results of operations in conjunction with the historical and pro forma combined financial statements and the notes thereto included in this prospectus. For more detailed information regarding the basis for presentation for the following information, you should read the notes to the historical combined financial statements included in this prospectus.

OVERVIEW

     We are a Delaware limited partnership formed by Martin Resource Management to acquire the assets, liabilities and operations of the Martin Midstream Partners Predecessor. We provide marine transportation, terminalling, distribution and midstream logistical services for producers and suppliers of hydrocarbon products and by-products, specialty chemicals and other liquids. We also manufacture and market sulfur-based fertilizers and related products. Hydrocarbon products and by-products are produced primarily by major and independent oil and gas companies who often turn to independent third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of hydrocarbon products and by-products.

     The historical results of the Martin Midstream Partners Predecessor are derived from the audited historical combined financial statements of the Martin Midstream Partners Predecessor included in this prospectus. Our assets, liabilities and operations will be contributed to our operating partnership upon the closing of this offering. We have prepared the historical combined financial statements of the Martin Midstream Partners Predecessor and this discussion and analysis as if the transfer of these assets, liabilities and operations occurred at January 1, 1999 and we had operated as a stand-alone business since then.

     We analyze and report our results of operations on a segment basis. Our four operating segments are as follows:

     - marine transportation services for hydrocarbon products and by-products;

     - terminalling of hydrocarbon products and by-products;

     - distribution of LPGs; and

     - manufacturing and marketing fertilizer products, which are primarily sulfur-based, and other sulfur-related products.

     In November 2000, Martin Resource Management and CF Industries formed CF Martin Sulphur, L.P., a limited partnership. This partnership collects and aggregates, transports, stores and markets molten sulfur. Prior to November 2000, Martin Resource Management operated this molten sulfur business as part of its LPG distribution business which was recently contributed to us in connection with our formation. Therefore, prior to November 2000, our results of operations included 100% of the results of this molten sulfur business. Since November 2000, we have accounted for our 49.5% limited partner interest in CF Martin Sulphur, L.P. on the equity method since we do not control this entity. As a result, subsequent to the formation of CF Martin Sulphur, L.P., we have not included any portion of the revenue, operating costs or operating income attributable to this partnership in our results of operations or in the results of operations of any of our operating segments. Rather, we have included only our share of its net income in our statement of operations. Consequently, the following discussion of our results of operations includes:

     - information relating to the molten sulfur business we operated prior to November 2000 as part of our LPG distribution operating segment, and

     - information relating to the net income attributable to our interest in CF Martin Sulphur, L.P. subsequent to its formation in November 2000, which is contained in our "equity in earnings of unconsolidated partnership" line item in our historical combined financial statements.


     Under the equity method of accounting, we do not include any individual assets or liabilities of CF Martin Sulphur, L.P. on our balance sheet; instead, we carried our book investment as a single amount within the "other liabilities" caption on our balance sheet through December 31, 2001. Subsequently we carry our book investment as a single amount within the "other assets" caption on our balance sheet. Please read "-- Critical Accounting Policies -- Equity Method Investment" below. We have not guaranteed the repayment of any debt of CF Martin Sulphur, L.P. and we should not otherwise be required to repay any obligations of CF Martin Sulphur, L.P. if it defaults on any such obligations. Please read "Business -- CF Martin Sulphur, L.P." and the notes to the historical combined financial statements for a more detailed discussion of this entity and our accounting treatment of our ownership interest in this entity.


     Since our operations were part of a taxable consolidated group during the periods covered by the historical combined financial statements, our financial statements include the effects of applicable income taxes in order to comply with generally accepted accounting principles. Upon the closing of this offering, we do not expect to be subject to federal or state income taxes. Therefore, our financial statements subsequent to the offering will not include the effects of any income taxes.

     Upon the closing of this offering, we will incur additional expenses relating to the reporting requirements under federal securities laws as well as additional expenses relating to the preparation of tax reporting information for our limited partners. These additional expenses are not reflected in our historical results of operations or in our pro forma results of operations included elsewhere in this prospectus. Please read "Martin Midstream Partners L.P. Pro Forma Combined Financial Statements" included elsewhere in this prospectus.

     We do not have any off-balance sheet financing arrangements and we do not engage in commodity contract trading or hedging activities.

  CRITICAL ACCOUNTING POLICIES

     Our discussion and analysis of our financial condition and results of operations are based on the historical combined financial statements of the Martin Midstream Partners Predecessor. We prepared these financial statements in conformity with generally accepted accounting principles. The preparation of these financial statements required us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We based our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Our results may differ from these estimates. Currently, we believe that our accounting policies do not require us to make estimates using assumptions about matters that are highly uncertain. However, we have described below the critical accounting policies that we believe could impact our combined financial statements most significantly.


     You should also read Note 1, Summary of Significant Accounting Policies, to our historical financial statements in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations. Some of the more significant estimates in these financial statements include the amount of the allowance for doubtful accounts receivable and the benefit period for the amortization of goodwill and other intangibles. One of our more significant estimates is the determination of the fair value of our reporting units under SFAS No. 142. Please read "-- Recent Accounting Pronouncements."


     Product Exchanges. We enter into product exchange agreements with third parties whereby we agree to exchange LPGs with third parties. We record the balance of LPGs due to other companies under these agreements at quoted market product prices and the balance of LPGs due from other companies at the lower of cost or market. Cost is determined using the first-in, first-out (or FIFO) method.

     Revenue Recognition. For our marine transportation segment, we recognize revenue for contracted trips upon completion of the trips. For time charters, we recognize revenue based on the daily rate. For our terminalling segment, we recognize revenue monthly for storage contracts based on the contracted monthly tank fixed fee. For throughput contracts, we recognize revenue based on the volume moved through our terminals at the contracted rate. For our LPG distribution segment, we recognize revenue for product delivered by truck upon the delivery of LPGs to our customers, which occurs when the customer physically receives the product. When product is sold in storage, or by pipeline, we recognize revenue when the customer receives the product from either the storage facility or pipeline. For our fertilizer segment, we recognize revenue when the customer takes title to the product, either at our plant or the customer's facility.

     Equity Method Investment. We use the equity method of accounting for our interest in CF Martin Sulphur, L.P. because we only own a non-controlling 49.5% limited partner interest in this partnership. In accordance with EITF Issue 89-7, Exchange of Assets or Interest in a Subsidiary for a Non-Controlling Equity Interest in a New Entity, we did not recognize a gain in our 2000 combined financial statements when we contributed our molten sulfur business to CF Martin Sulphur, L.P. because we concluded we had an implied commitment to support the operations of the partnership as a result of our role as a supplier of product to the partnership and our relationship to Martin Resource Management, which guarantees the debt of the partnership.


     As a result of the non-recognition of this gain, the amount we initially recorded as an investment in CF Martin Sulphur, L.P. on our balance sheet is less than the amount of our underlying equity in the partnership as recorded on the books of CF Martin Sulphur, L.P. We are amortizing such excess amount over 20 years, the expected life of the net assets contributed to the partnership, as additional equity in earnings of CF Martin Sulphur, L.P. in our statements of operations.


     Environmental Liabilities. We have historically not experienced circumstances requiring us to account for environmental remediation obligations. If such circumstances arise, we would estimate remediation obligations utilizing a remediation feasibility study and any other related environmental studies that we may elect to perform. We would record changes to our estimated environmental liability as circumstances change or events occur, such as the issuance of revised orders by governmental bodies or court or other judicial orders and our evaluation of the likelihood and amount of the related eventual liability.

  OUR RELATIONSHIP WITH MARTIN RESOURCE MANAGEMENT

     Our sales to Martin Resource Management accounted for approximately:


     - 4% and 5% of our total revenues during the six months ended June 30, 2001 and June 30, 2002, and 3%, 4% and 4% of our total revenues in 1999, 2000 and 2001, respectively;



     - 16% and 18% of our marine transportation revenues during the six months ended June 30, 2001 and June 30, 2002, and 19%, 14% and 14% of our marine transportation revenues in 1999, 2000 and 2001, respectively;



     - 9% and 8% of our terminalling revenues during the six months ended June 30, 2001 and June 30, 2002, respectively, and 24%, 16% and 10% of our terminalling revenues in 1999, 2000 and 2001, respectively; and



     - 7% and 8% of our fertilizer revenues during the six months ended June 30, 2001 and June 30, 2002, respectively, and 6%, 7%, and 5% of our fertilizer revenue in each of 1999, 2000, and 2001, respectively.



     In the aggregate, our purchases of land transportation services, storage services, LPG products and sulfuric acid from Martin Resource Management accounted for approximately 7% and 9% of our total cost of goods sold during the six months ended June 30, 2001 and June 30, 2002, respectively, and 9%, 7% and 7% of our total cost of goods sold in 1999, 2000 and 2001, respectively. We also purchase marine fuel and

LPG truck loading costs from Martin Resource Management and we account for these purchases as an operating expense.

     Following this offering we will continue to be both an important supplier to and customer of Martin Resource Management. We will provide marine transportation and terminalling services to Martin Resource Management under the following agreements. Each agreement will have a three-year term and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term.

     - We will provide marine transportation services to Martin Resource Management under an agreement on a spot-contract basis. We will charge fees to Martin Resource Management under this agreement based on applicable market rates. Additionally, Martin Resource Management will agree for a three year period under this agreement to use our four vessels that are currently not subject to term agreements in a manner such that we will receive at least $5.6 million annually for the use of these vessels by Martin Resource Management and third parties.

     - Martin Resource Management will lease one of our tanks at our Tampa terminal under a terminal services agreement. The tank lease fee will be fixed for the first year of the agreement and will be adjusted annually thereafter based on a price index.

     We will continue to purchase land transportation services, underground storage services, sulfuric acid and marine fuel from Martin Resource Management. We will also have exclusive access to and use of a truck loading and unloading terminal and pipeline distribution system owned by Martin Resource Management at Mont Belvieu, Texas. We will purchase these products and services under the following agreements. Each agreement will have a three-year term and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term.

     - Martin Resource Management will agree to transport LPG shipments and other liquid products under a motor carrier agreement. Our shipping rates will be fixed for the first year of the agreement, subject to certain cost adjustments. After the first year, shipping rates may be adjusted as we and Martin Resource Management mutually agree or in accordance with a price index.

     - We will lease 120 million gallons of underground storage capacity in Arcadia, Louisiana from Martin Resource Management under an underground storage agreement. Our per-unit cost under this agreement will be fixed for the first year of the agreement and will be adjusted annually thereafter based on a price index.

     - We will purchase sulfuric acid and marine fuel on a spot-contract basis at a set margin over Martin Resource Management's cost under product supply agreements.

     - We will use Martin Resource Management's Mont Belvieu tank loading and unloading terminal and pipeline distribution system under a throughput agreement. Our throughput fees will be fixed for the first year of the agreement and then will be adjusted on an annual basis thereafter in accordance with a price index.

     With the exception of marine transportation services, which we will provide to Martin Resource Management at applicable market rates, the pricing and rates of all of these agreements was based the same prices and rates in place prior to this offering. These prices and rates are on terms at least as favorable to us as the prices and rates Martin Resource Management charges third parties for the same services and products.

     Martin Resource Management will direct our business operations through its ownership and control of our general partner and under an omnibus agreement. We are required to reimburse Martin Resource Management for all direct and indirect expenses it incurs or payments it makes on our behalf or in connection with the operation of our business. Under the omnibus agreement, the amount we will be required to reimburse Martin Resource Management for indirect general and administrative expenses and corporate overhead allocated to us will be capped at $1.0 million during the first year of the agreement. In each of the following four years, this amount may be increased by no more than the percentage increase in the consumer price index for the applicable year. In addition, our general partner will have the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses.

  OUR RELATIONSHIP WITH CF MARTIN SULPHUR, L.P.


     We will be both an important supplier to and customer of CF Martin Sulphur, L.P. We have chartered one of our offshore tug/barge tanker units to CF Martin Sulphur, L.P. for a guaranteed daily rate, subject to certain adjustments. This charter has an unlimited term but may be cancelled by CF Martin Sulphur, L.P. upon 90 days notice. After the execution of this agreement, CF Martin Sulphur, L.P. paid to have this tug/barge tanker unit reconfigured to carry molten sulfur. In the event CF Martin Sulphur, L.P. terminates this charter agreement, we are obligated to reimburse CF Martin Sulphur, L.P. for a portion of such reconfiguration costs. As of February 25, 2002, our aggregate reimbursement liability would have been approximately $2.6 million. This amount decreases by approximately $300,000 annually based on an amortization rate.



     We did not have significant revenues from CF Martin Sulphur, L.P. prior to 2002. As a result of our charter agreement, revenues from our relationship with CF Martin Sulphur, L.P. accounted for approximately 28% of our total marine transportation revenues for the six months ended June 30, 2002.


     In addition, we purchase all our sulfur from CF Martin Sulphur, L.P. at its cost under a sulfur supply contract. This agreement has an annual term, which is renewable for subsequent one-year periods.

     We only own a non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P. CF Martin Sulphur, L.P. is managed by its general partner which is jointly owned and controlled by CF Industries and Martin Resource Management. Martin Resource Management also conducts the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement. Please read "Business -- CF Martin Sulphur, L.P."

SOURCES OF REVENUES

     Our sources of revenues include:

     - Marine transportation revenues derived primarily from agreements with customers who pay us according to a rate based on either the number of days the customer uses our services or the number of shipments. Operating expenses for our marine transportation business segment consist primarily of salaries, fuel, maintenance, repairs and insurance.

     - Terminalling revenues derived primarily from agreements with customers who pay us a negotiated rate based on the storage capacity of the leased tank. These agreements typically have terms in excess of one year. Operating expenses for our terminalling business segment consist primarily of salaries, utilities, maintenance, repairs and insurance.

     - LPG distribution revenues derived from storing and selling LPGs. Prior to November 2000, this segment included revenues derived from the distribution of molten sulfur. The molten sulfur distribution and storage operations were transferred to CF Martin Sulphur, L.P. in November 2000.

     - Fertilizer and related product revenues derived from selling these products to wholesale distributors and industrial customers. The costs of products sold in our fertilizer business consist primarily of the cost of the raw materials and associated production costs.


     We expect to receive a material portion of our net income and cash available for distribution from our non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P. For example, we forecast that approximately 22% of our available cash from operating surplus will result from cash distributions we receive from this partnership and approximately 27% of our net income will be attributable to our interest in CF Martin Sulphur, L.P. during the 12-month period ending September 30, 2003. Please read our "Financial Forecast" located at Appendix E. As discussed above in "Critical Accounting Policies", we account for this interest using the equity method of accounting since we do not control this partnership. Under this method, we record our portion of the net income of CF Martin Sulphur, L.P. as income in our statement of operations. Also, there is a difference between the amount we initially recorded as an investment on our balance sheet and the amount of our underlying equity as recorded on the books of CF Martin Sulphur, L.P. This difference is being amortized in the amount shown in our "equity in earnings of unconsolidated partnership" line item in our statement of operations. The amount recorded in "equity in earnings of unconsolidated partnership" represented 13% and 40% of our net income before taxes for the six months ended June 30, 2001 and June 30, 2002, respectively, and 20% of our net income before taxes in 2001.


RESULTS OF OPERATIONS


     We evaluate segment performance on the basis of operating income, which is derived by subtracting cost of goods sold, operating expenses, selling, general and administrative expenses, and depreciation and amortization expense from revenues. The following table sets forth operating income by segment, and equity in earnings of unconsolidated partnership, for the Martin Midstream Partners Predecessor for the years ended December 31, 1999, 2000, and 2001 and the six months ended June 30, 2001 and 2002. The results of operations for the first six months of the year are not necessarily indicative of the results of operations which might be expected for the entire year.



                                               YEAR ENDED DECEMBER 31,                        SIX MONTHS ENDED JUNE 30,
                               -------------------------------------------------------   -----------------------------------
                                1999    PERCENT    2000    PERCENT    2001     PERCENT    2001    PERCENT    2002    PERCENT
                               ------   -------   ------   -------   -------   -------   ------   -------   ------   -------
                                                            (IN THOUSANDS, EXCEPT FOR PERCENTS)
Operating income (loss)
  Marine transportation......  $2,036      42%    $5,395      56%    $ 7,787      68%    $4,876      64%    $1,408      33%
  Terminalling...............    (439)     (9)%      418       4%      1,750      15%       733      10%       918      21%
  LPG Distribution...........   4,486      94%     3,978      42%      1,264      11%     1,490      19%       989      23%
  Fertilizer.................    (552)    (12)%      633       7%      1,416      12%       923      12%     1,360      31%
  Indirect selling, general
    and administrative
    expenses.................    (731)    (15)%     (853)     (9)%      (759)     (6)%     (356)     (5)%     (364)     (8)%
                               ------     ---     ------     ---     -------     ---     ------    ----     ------     ---
    Operating income.........  $4,800     100%    $9,571     100%    $11,458     100%    $7,666     100%    $4,311     100%
                               ======     ===     ======     ===     =======     ===     ======    ====     ======     ===
Equity in earnings of
  unconsolidated
  partnership................  $   --             $  318             $ 1,641             $  742             $1,654



     Our results of operations are discussed on a comparative basis below. We discuss items we do not allocate on a segment basis, such as interest expense, income tax expense, and indirect selling, general and administrative expenses, as well as our equity in earnings of CF Martin Sulphur, L.P., after the comparative discussion of our results of operations.



  SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001



     Our total revenues were $68.2 million for the six months ended June 30, 2002 compared to $98.3 million for the six months ended June 30, 2001, a decrease of $30.1 million, or 31%. Our cost of products sold was $48.7 million for the six months ended June 30, 2002 compared to $73.7 million for the six months ended June 30, 2001, a decrease of $25 million, or 34%. Our total operating expenses were $9.8 million for the six months ended June 30, 2002 compared to $11.1 million for the six months ended June 30, 2001, a decrease of $1.3 million, or 12%.



     Our total selling, general and administrative expenses were $3.4 million for the six months ended June 30, 2002 compared to $4.0 million for the six months ended June 30, 2001, a decrease of $0.6 million, or 15%. Total depreciation and amortization was $2.1 million for six months ended June 30, 2002 compared to $2.0 million for the six months ended June 30, 2001, an increase of $0.1 million, or 9%. Our operating income was $4.3 million for the six months ended June 30, 2002 compared to $7.7 million for the six months ended June 30, 2001, a decrease of $3.4 million or 44%.

     The results of operations are described in greater detail on a segment basis below.



  Marine Transportation Business



     The following table summarizes our results of operations in our marine transportation segment.



                                                                 SIX MONTHS
                                                               ENDED JUNE 30,
                                                              -----------------
                                                               2001      2002
                                                              -------   -------
                                                               (IN THOUSANDS)
Revenues....................................................  $16,339   $11,651
Operating expenses..........................................    9,932     8,598
                                                              -------   -------
  Operating margin..........................................    6,407     3,053
Selling, general and administrative expenses................      302       227
Depreciation and amortization...............................    1,229     1,418
                                                              -------   -------
  Operating income..........................................  $ 4,876   $ 1,408
                                                              =======   =======



     Revenues. Our marine transportation revenues decreased $4.7 million, or 29%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This decrease was primarily due to lower rates charged for our services, lower demand for our services and the temporary non-use of two of our offshore barge units. The decrease in demand for our services, as well as the decrease in our rates, was due primarily to an industry-wide decrease in the transportation of fuel oil. In the first six months of 2001, higher natural gas prices created additional demand for fuel oil as a substitute for natural gas. When natural gas prices declined by the end of the second quarter of 2001, the demand for and price of fuel oil returned to normal levels. Additionally, we placed one of our offshore barge units in a shipyard for 56 days during the first quarter of 2002. This unit historically carried fuel oil and was placed in a shipyard in order to modify it to carry molten sulfur. We placed, another of our offshore barge units in a shipyard for repairs and maintenance. The unavailability of these two barge units resulted in a decrease in revenues during the first six months of 2002. These vessels are both currently in operation and under term contracts, one of which is with CF Martin Sulphur, L.P.



     Operating expenses. Operating expenses decreased $1.3 million, or 13%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This decrease was due primarily to lower expenses incurred while two of our barge units were in a shipyard for the conversion and maintenance discussed above.



     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.1 million, or 25%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.



     Depreciation and Amortization. Depreciation and amortization increased $0.2 million, or 15%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.



     In summary, our marine transportation operating income decreased $3.5 million, or 71%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.

  Terminalling Business.



     The following table summarizes our results of operations in our terminalling segment.



                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2002
                                                              -------   -------
                                                               (IN THOUSANDS)
Revenues....................................................  $2,317    $2,392
Operating expenses..........................................     669       677
                                                              ------    ------
  Operating margin..........................................   1,648     1,715
Selling, general and administrative expenses................     738       651
Depreciation and amortization...............................     177       146
                                                              ------    ------
  Operating income..........................................  $  733    $  918
                                                              ======    ======



     Revenues. Our terminalling revenues increased $0.1 million, or 3%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This slight increase was the result of an increase in revenue generated from our two newly constructed asphalt tanks, which we put into service in May 2002, offset by one of our tanks at our Tampa terminal being out of service for repairs for 162 days during the first six months of 2002. This tank was placed back in service in the third quarter of 2002.



     Operating expenses. Operating expenses were $0.7 million for both six month periods.



     Selling, general and administrative expenses. Selling, general, and administrative expenses were $0.7 million for both six month periods.



     Depreciation and amortization. Depreciation and amortization was $0.1 million for the six months ended June 30, 2002 compared to $0.2 million for the six months ended June 30, 2001, a decrease of 18%.



     In summary, our terminalling operating income increased $0.2 million, or 25%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.



  LPG Distribution Business



     The following table summarizes our results of operations in our LPG distribution segment.



                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2002
                                                              -------   -------
                                                               (IN THOUSANDS)
Revenues....................................................  $60,869   $38,282
Cost of products sold.......................................   57,883    35,947
Operating expenses..........................................      449       471
                                                              -------   -------
  Operating margin..........................................    2,537     1,864
Selling, general and administrative expenses................      970       764
Depreciation and amortization...............................       77       111
                                                              -------   -------
  Operating income..........................................  $ 1,490   $   989
                                                              =======   =======



     Revenues. Our LPG distribution revenues decreased $22.6 million, or 37%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This decrease was primarily due to decreases in LPG sales prices. Our average LPG sales price, on a per gallon basis, during the first six months of 2002 was 64% lower than our average price during the first six months of 2001. This decrease in price primarily resulted from an industry-wide decrease in the demand for LPGs during the winter of 2001/2002 compared to the winter of 2000/2001 because of colder than normal temperatures during the first quarter of 2001. Our LPG sales volume decreased 1% during the first six months of 2002 when compared to the same six month period in 2001.



     Cost of products sold. Our cost of products sold decreased $21.9 million, or 38%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001, which approximated our decrease in sales.



     Operating expenses. Operating expenses were $0.5 million for the six ended months June 30, 2002 compared to $0.4 million for the six months ended June 30, 2001. This increase in operating expenses was due primarily to an increase in retail propane delivery expenses as the result of a small acquisition that we completed in late 2001.



     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.2 million, or 21%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This decrease was primarily due to a lower amount of incentive compensation in the first quarter of 2002 as compared to the first quarter of 2001.



     Depreciation and amortization. Depreciation and amortization was $0.1 million for both six month periods.



     In summary, our LPG distribution operating income decreased $0.5 million, or 34%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.



  Fertilizer Business



     The following table summarizes our results of operations in our fertilizer segment.



                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2002
                                                              -------   -------
                                                               (IN THOUSANDS)
Revenues....................................................  $18,822   $15,918
Cost of products sold.......................................   15,809    12,724
                                                              -------   -------
  Operating margin..........................................    3,013     3,194
Selling, general and administrative expenses................    1,621     1,373
Depreciation and amortization...............................      469       461
                                                              -------   -------
  Operating income..........................................  $   923   $ 1,360
                                                              =======   =======



     Revenues. Our fertilizer business revenues decreased $2.9 million, or 15%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. Although we sold approximately the same volume of product during both six month periods, this decrease was due primarily to a drop in sales of our premium, higher-priced products. This decrease in the sales of our premium products was partially offset by an increase in sales of our lower-priced products. Our average sales price, on a per ton basis, during the first six months of 2002 was 14% lower than our average sales price during the first six months of 2001. Our higher sales during 2001 were primarily the result of an unusually large order under a term contract for one of our higher-priced products. Consequently, our revenues were higher in the first six months of 2001 as compared to the first six months of 2002.



     Cost of products sold. Our cost of products sold decreased $3.1 million, or 20%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. As mentioned, we sold a higher proportion of lower-priced products in the first six months of 2002 as compared to the first six months of 2001. Consequently, although the volume of products we sold, and therefore the volume of raw materials we purchased, was approximately the same in each six month period, we purchased less higher-priced raw materials for our premium products in 2002. Therefore, our average raw material cost, on a per ton basis, was lower during the first six months of 2002 when compared to the first six months of 2001.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.2 million, or 15%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.



     Depreciation and amortization. Depreciation and amortization was $0.5 million for both six month periods.



     In summary, our fertilizer operating income increased $0.4 million, or 47%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.


  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000


     Our total revenues were $162.8 million in 2001 compared to $199.5 million in 2000, a decrease of $36.7 million, or 18%. Our cost of products sold was $120.1 million in 2001 compared to $150.4 million in 2000, a decrease of $30.3 million, or 20%. Our total operating expenses were $19.8 million in 2001 compared to $25.5 million in 2000, a decrease of $5.7 million, or 22%.


     Our total selling, general and administrative expenses were $7.5 million in 2001 compared to $7.9 million in 2000, a decrease of $0.4 million, or 5%. Depreciation and amortization was $4.0 million in 2001 compared to $6.2 million in 2000, a decrease of $2.2 million, or 36%. Our operating income was $11.5 million in 2001 compared to $9.6 million in 2000, an increase of $1.9 million, or 20%.

     These results of operations are discussed in greater detail on a segment basis below.

  Marine Transportation Business

     The following table summarizes our results of operations in our marine transportation segment.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
                                                               (IN THOUSANDS)
Revenues....................................................  $26,060   $28,637
  Operating expenses........................................   17,272    17,845
                                                              -------   -------
     Operating margin.......................................    8,788    10,792
  Selling, general and administrative expenses..............      390       506
  Depreciation and amortization.............................    3,003     2,499
                                                              -------   -------
     Operating income.......................................  $ 5,395   $ 7,787
                                                              =======   =======

     Revenues. Our marine transportation revenues increased $2.6 million, or 10%, in 2001 compared to 2000. This increase was primarily due to increased demand for our fuel oil barge services. The increase in demand for fuel oil transportation resulted from a dramatic increase in natural gas prices in early 2001, which lead industrial customers to switch to fuel oil as a substitute for natural gas. This increase in demand also resulted in an increase in the rates we were able to charge for our services.

     Operating expenses. Operating expenses increased $0.6 million, or 3%, in 2001 compared to 2000. This increase in operating expenses was attributable to the increased utilization of our marine transportation assets.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.1 million, or 30%, in 2001 compared to 2000, primarily due to an increase in personnel costs associated with the hiring of maintenance personnel to internalize maintenance costs.

     Depreciation and amortization. Depreciation and amortization decreased $0.5 million, or 17%, in 2001 compared to 2000.

     In summary, our marine transportation operating income increased $2.4 million, or 44%, in 2001 compared to 2000.

  Terminalling Business

     The following table summarizes our results of operations in our terminalling segment.


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                               2000     2001
                                                              ------   ------
                                                              (IN THOUSANDS)
Revenues....................................................  $3,978   $4,368
  Operating expenses........................................   1,678    1,075
                                                              ------   ------
     Operating margin.......................................   2,300    3,293
  Selling, general and administrative expenses..............   1,425    1,277
  Depreciation and amortization.............................     457      266
                                                              ------   ------
     Operating income.......................................  $  418   $1,750
                                                              ======   ======



     Revenues. Our terminalling revenues increased $0.4 million, or 10%, in 2001 compared to 2000. This increase was primarily due to one contract renewal and one new contract we executed in early 2000. Our contract renewal related to a sulfuric acid storage contract at our Tampa terminal, which enabled us to increase our storage rates for this tank. Our new contract related to the leasing of one of our tanks in Tampa we historically leased to an affiliate. The new customer paid higher rates than the rates we charged to our affiliate. The increase in revenues in 2001 as compared to 2000 is the result of these two contracts being in place during all of 2001 while they were in place for only a portion of the year in 2000.


     Operating expenses. Operating expenses decreased $0.6 million, or 36%, in 2001 compared to 2000. This decrease was due primarily to the loss of expenses associated with the molten sulfur tank in our Tampa terminal, which we contributed to CF Martin Sulphur, L.P. in November 2000.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.1 million, or 10%, in 2001 compared to 2000.

     Depreciation and amortization. Depreciation and amortization decreased $0.2 million, or 42%, in 2001 compared to 2000.

     In summary, our terminalling operating income increased $1.3 million, or 319%, in 2001 compared to 2000.

  LPG Distribution Business

     The following table summarizes our results of operations in our LPG distribution segment.


                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                                2000      2001
                                                              --------   -------
                                                                (IN THOUSANDS)
Revenues....................................................  $143,488   $98,285
Cost of products sold.......................................   129,171    93,971
Operating expenses..........................................     6,501       832
                                                              --------   -------
  Operating margin..........................................     7,816     3,482
Selling, general, and administrative expenses...............     2,118     1,963
Depreciation and amortization...............................     1,720       255
                                                              --------   -------
  Operating income..........................................  $  3,978   $ 1,264
                                                              ========   =======
LPG revenue.................................................  $104,663   $98,285
Sulphur revenue.............................................  $ 38,825   $    --



     As discussed previously, our molten sulphur business operations were transferred to CF Martin Sulphur, L.P. in November 2000. Therefore, revenues, operating costs and operating income were reflected in the historical combined income statements prior to that time, and, subsequently, have been reflected through our 49.5% limited partnership interest CF Martin Sulphur under the equity method of accounting.



     Revenues. Our distribution revenues decreased $45.2 million, or 32%, in 2001 compared to 2000. In November 2000, we contributed our molten sulfur storage and distribution business to CF Martin Sulphur, L.P. Prior to this transaction, we reported revenues from this business in this segment. Approximately 86% of our $45.2 million decline in revenues in this segment during 2001, or $38.8 million, was attributable to the loss of our molten sulfur business revenues. The remaining 14% of this decrease, or $6.4 million, was primarily due to an industry-wide decrease in the demand and sales price of LPGs during 2001 compared to 2000. This decrease in demand and sales price was primarily caused by warmer temperatures during much of 2001. Our average LPG sales price during 2001 was 10% lower than our average sales price during 2000. The impact of this decrease in price on our revenues was partially offset by an increase in our sales volume in 2001. Our LPG sales volume during 2001 was 4% higher than our sales volume during 2000. This increased volume was a result of increased demand of certain industrial customers, whose demand is not affected significantly by temperature changes.



     Cost of products sold. Our cost of products sold decreased $35.2 million, or 27%, in 2001 compared to 2000. This decrease is due primarily to the contribution of our molten sulfur storage and distribution business to CF Martin Sulphur, L.P. and the decrease in the sales prices of LPGs for the reasons described above.


     Operating expenses. Our distribution operating expenses decreased $5.7 million, or 87%, in 2001 compared to 2000. This decrease was due primarily to expenses we no longer incurred after the contribution of our molten sulfur storage and distribution business to CF Martin Sulphur, L.P.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.2 million, or 7%, in 2001 compared to 2000.

     Depreciation and amortization. Depreciation and amortization decreased $1.5 million, or 85%, in 2001 compared to 2000. This decrease was due primarily to the contribution of our molten sulfur storage and distribution business to CF Martin Sulphur, L.P. in November 2000.

     In summary, our LPG distribution operating income decreased $2.7 million, or 68%, in 2001 compared to 2000.

  Fertilizer Business

     The following table summarizes our results of operations in our fertilizer segment.


                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        2001
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                PER TON AMOUNTS)
Revenues....................................................   $25,976     $31,498
Cost of products sold.......................................    21,232      26,116
                                                               -------     -------
  Operating margin..........................................     4,744       5,382
Selling, general and administrative expenses................     3,094       3,009
Depreciation and amortization...............................     1,017         957
                                                               -------     -------
  Operating income..........................................   $   633     $ 1,416
                                                               =======     =======



     Revenues. Our fertilizer business revenues increased $5.5 million, or 21%, in 2001 compared to 2000. Our sales volume during 2001 was about the same as our sales volume during 2000. Our increase in revenues was primarily due to increases in our sales of higher-priced fertilizer products, which resulted in a higher average per ton sales price. In particular, we had an unusually large order under a term contract for one of our higher-priced products during 2001. Consequently, our average sales price, on a per ton basis, during 2001 was 22% higher than our average sales price during 2000.



     Cost of products sold. Our cost of products sold increased $4.9 million, or 23%, in 2001 compared to 2000. This increase in cost of products sold was primarily the result of our increased production of higher-priced products that required more expensive raw materials.


     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.1 million, or 3%, in 2001 compared to 2000.

     Depreciation and amortization. Depreciation and amortization was $1.0 million for both 2001 and 2000.

     In summary, our fertilizer operating income increased $0.8 million, or 124%, in 2001 compared to 2000.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999


     Our total revenues were $199.5 million in 2000 compared to $172.4 million in 1999, an increase of $27.1 million, or 16%. Our cost of products sold was $150.4 million in 2000 compared to $130.2 million in 1999, an increase of $20.2 million, or 16%. Our total operating expenses were $25.5 million in 2000 compared to $22.0 million in 1999, an increase of $3.5 million, or 16%.


     Our total selling, general and administrative expenses were $7.9 million in 2000 compared to $8.7 million in 1999, a decrease of $0.8 million, or 9%. Depreciation and amortization was $6.2 million in 2000 compared to $6.6 million in 1999, a decrease of $0.4 million, or 6%. Our operating income was $9.6 million in 2000 compared to $4.8 million in 1999, an increase of $4.8 million, or 100%.

     These results of operations are discussed in greater detail on a segment basis below.

  Marine Transportation Business

     The following table summarizes our results of operations in our marine transportation segment.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      2000
                                                              -------   -------
                                                               (IN THOUSANDS)
Revenues....................................................  $19,004   $26,060
Operating expenses..........................................   13,736    17,272
                                                              -------   -------
  Operating margin..........................................    5,268     8,788
Selling, general and administrative expenses................      187       390
Depreciation and amortization...............................    3,045     3,003
                                                              -------   -------
  Operating income..........................................  $ 2,036   $ 5,395
                                                              =======   =======

     Revenues. Our marine transportation revenues increased $7.1 million, or 37%, in 2000 compared to 1999. This increase was primarily due to an increase in the use of our offshore marine transportation services as the result of one of our offshore barge units being used for 300 days during 2000, compared to only 75 days during 1999. This barge was in a shipyard for 151 days during 1999 while it was being converted to carry fuel oil instead of specialty chemicals. This barge unit was also not used for an additional 139 days during 1999 while its companion tug was being repaired for damages caused by an engine room fire. To a lesser extent, the rates we were able to charge for our marine transportation services increased. This increase was a result of increased market demand due to improved overall economic conditions.

     Operating expenses. Our marine transportation operating expenses increased $3.5 million, or 26%, in 2000 compared to 1999. This increase was due primarily to the increased expenses we incurred because of the higher utilization of our barge units during 2000.

     Selling, general and administrative expenses. Selling, general and administrative expenses for our marine transportation business increased $0.2 million, or 109%, in 2000 compared to 1999. In 2000, we decided to perform more general maintenance services for our vessels rather than using third parties to perform these services. The increase in selling, general and administrative expenses in 2000 was due to hiring additional personnel to perform these maintenance services.


     Depreciation and amortization. Depreciation and amortization was $3.0 million for both 2000 and 1999.


     In summary, our marine transportation operating income increased $3.4 million, or 165%, in 2000 compared to 1999.

  Terminalling Business

     The following table summarizes our results of operations in our terminalling segment.

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     2000
                                                              ------   ------
                                                              (IN THOUSANDS)
Revenues....................................................  $2,988   $3,978
  Operating expenses........................................   1,471    1,678
                                                              ------   ------
     Operating margin.......................................   1,517    2,300
  Selling, general, and administrative expenses.............   1,353    1,425
  Depreciation and amortization.............................     603      457
                                                              ------   ------
     Operating income (loss)................................  $ (439)  $  418
                                                              ======   ======

     Revenues. Our terminalling revenues increased $1.0 million, or 33%, in 2000 compared to 1999. This increase was primarily due to one contract renewal, one new contract we executed in early 2000 and the use of an asphalt tank for the entire year in 2000. Our contract renewal related to a sulfuric acid storage contract at our Tampa terminal and we were able to increase our storage rates for this tank as a result of this renewal. Our new contract related to the leasing of one of our tanks in Tampa we had historically leased to an affiliate. The new customer paid higher rates than the rates we charged to our affiliate. Finally, we completed the construction of an asphalt tank at our Tampa terminal in August 1999. Therefore, our revenues increased in 2000 as the result of leasing this tank for 12 months in 2000, as compared to approximately four months in 1999.


     Operating expenses. Our terminalling operating expenses increased $0.2 million, or 14%, in 2000 compared to 1999. This increase in expenses is primarily due to operating a new asphalt tank at our Tampa terminal we completed in August 1999.


     Selling, general and administrative expenses. Selling, general and administrative expenses were $1.4 million for both 2000 and 1999.

     Depreciation and amortization. Depreciation and amortization decreased $0.1 million, or 24%, in 2000 compared to 1999.


     In summary, our terminalling operating income was $0.4 million in 2000 compared to an operating loss of $0.4 million in 1999, an increase of $0.8 million.


  LPG Distribution Business

     The following table summarizes our results of operations in our LPG distribution segment.


                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Revenues....................................................   $123,183     $143,488
Cost of products sold.......................................    107,713      129,171
Operating expenses..........................................      6,794        6,501
                                                               --------     --------
  Operating margin..........................................      8,676        7,816
Selling, general, and administrative expenses...............      2,368        2,118
Depreciation and amortization...............................      1,822        1,720
                                                               --------     --------
  Operating income..........................................   $  4,486     $  3,978
                                                               ========     ========
LPG revenue.................................................   $ 67,567     $104,663
Sulphur revenue.............................................   $ 55,616     $ 38,825



     Revenues. Our distribution revenues increased $20.3 million, or 16%, in 2000 compared to 1999.


     This increase was primarily due to increases in LPG sales prices. Our average LPG sales price during 2000 was 67% higher than our average price during 1999. This average price increase resulted from industry-wide inventory shortages of LPGs caused by increased LPG consumption due to colder than normal temperatures during the fourth quarter of 2000. Our LPG sales volume during 2000 was 7% lower than our sales volume during 1999. This decrease was primarily due to decreased demand from certain industrial customers, whose demand for LPGs is not affected significantly by temperature changes.

     We also stored and distributed molten sulfur in addition to LPGs in this business segment during 1999 and for approximately 11 months in 2000. The increase in revenues attributable to our LPG business was offset by decreases in revenues attributable to our molten sulfur business. While our LPG business revenues increased from $67.6 million in 1999 to $104.7 million in 2000, an increase of 55%, our molten sulfur business revenues decreased to $38.8 million in 2000 from $55.6 million in 1999, a decrease of 30%. This decrease in molten sulfur revenues was primarily due to a 17% decrease in the average price of molten sulfur in 2000 and the fact that we only operated our molten sulfur business for 11 months during 2000 prior to our contribution of this business to CF Martin Sulphur, L.P. in November 2000.



     Cost of products sold. Our cost of products sold increased $21.5 million, or 20%, in 2000 compared to 1999. This increase was primarily due to our higher cost of LPGs during late 2000, which was only partially offset by our lower cost of molten sulfur.



     Operating expenses. Our distribution operating expenses decreased $0.3 million, or 4%, in 2000 compared to 1999.


     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.2 million, or 11%, in 2000 compared to 1999.

     Depreciation and amortization. Depreciation and amortization decreased $0.1 million, or 6%, in 2000 compared to 1999.

     In summary, our LPG distribution operating income decreased $0.5 million, or 11%, in 2000 compared to 1999.

  Fertilizer Business

     The following table summarizes our results of operations in our fertilizer segment.


                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1999        2000
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                PER TON AMOUNTS)
Revenues....................................................   $27,220     $25,976
Cost of products sold.......................................    22,534      21,232
                                                               -------     -------
  Operating margin..........................................     4,686       4,744
Selling, general and administrative expenses................     4,108       3,094
Depreciation and amortization...............................     1,130       1,017
                                                               -------     -------
  Operating income (loss)...................................   $  (552)    $   633
                                                               =======     =======


     Revenues. Fertilizer revenues decreased $1.2 million, or 5%, in 2000 compared to 1999. This decrease was primarily due to a decrease in the volume of product sold. Our sales volume during 2000 was 5% lower than our sales volume during 1999. We experienced an unusual increase in demand of certain agricultural fertilizer products in 1999, which did not repeat in 2000.


     Cost of products sold. Our cost of products sold decreased $1.3 million, or 6%, in 2000 compared to 1999, primarily due to the decrease in the volume of the products we sold during 2000.


     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $1.0 million, or 25%, in 2000 compared to 1999. This decrease was primarily due to reductions in the number of personnel in sales and administration attributable to this segment. This reduction in the number of personnel occurred in connection with an acquisition of a company we completed in 1998.

     Depreciation and amortization. Depreciation and amortization decreased $0.1 million, or 10%, in 2000 compared to 1999.


     In summary, our fertilizer operating income was $0.6 million in 2000 compared to an operating loss of $0.6 million in 1999, an increase of $1.2 million.


  STATEMENT OF OPERATIONS ITEMS AS A PERCENTAGE OF REVENUES


     In the aggregate, our cost of products sold, operating expenses, selling, general and administrative expenses, and depreciation and amortization have remained relatively constant as a percentage of revenues for the six months ended June 30, 2001 and June 30, 2002 and during 1999, 2000 and 2001. The following table summarizes, on a comparative basis, these items of our statement of operations as a percentage of our revenues.



                                                                                PERCENT OF GROSS
                                                                                REVENUES FOR THE
                                            PERCENT OF GROSS REVENUES FOR          SIX MONTHS
                                             THE YEAR ENDED DECEMBER 31,         ENDED JUNE 30
                                            ------------------------------      ----------------
                                             1999        2000        2001       2001       2002
                                            ------      ------      ------      -----      -----
Revenues..................................    100%        100%        100%       100%       100%
Cost of products sold.....................     76%         75%         74%        75%        71%
Operating expenses........................     13%         13%         12%        11%        14%
Selling, general and administrative
  expenses................................      5%          4%          5%         4%         5%
Depreciation and amortization.............      4%          3%          2%         2%         3%


  EQUITY IN EARNINGS OF CF MARTIN SULPHUR, L.P.


     Equity in earnings of CF Martin Sulphur, L.P. for the six months ended June 30, 2002 increased $0.9 million, or 123%, compared to the six months ended June 30, 2001, due to the improved operating results of CF Martin Sulphur, L.P. CF Martin Sulphur, L.P. sold 43% more tons of sulfur during the first six months of 2002 when compared to the same period in 2001. This increase was primarily due to the new tug/barge tanker unit we chartered to CF Martin Sulphur, L.P. which was put into service in February 2002. Additionally, CF Martin Sulphur, L.P.'s average margin of products sold during the first six months of 2002 increased approximately 31% when compared to its average margin for the same period in 2001. Because CF Martin Sulphur, L.P. was formed in November 2000, we cannot compare our equity in earnings of this entity on a yearly basis.



     Equity in earnings of CF Martin Sulphur, L.P. includes amortization of the difference between our book investment in the partnership and our related underlying equity balance. The original amount of such difference included a deferred gain of approximately $3.0 million. Such amortization amounted to $0.3 million for each of the six months ended June 30, 2002 and 2001, and $0.5 million for the year ended December 31, 2001.


  INTEREST EXPENSE


     Our interest expense for all operations was $1.9 million for the six months ended June 30, 2002 compared to $2.7 million for the six months ended June 30, 2001, a decrease of $0.8 million, or 30%. This decrease was primarily due to lower interest rates on our variable rate debt in 2002 compared to 2001.



     Our interest expense for all operations was $5.0 million in 2001 compared to $7.5 million in 2000, a decrease of $2.5 million, or 33%. This decrease was primarily due to our reduced debt resulting from the debt assumed by CF Martin Sulphur, L.P. in connection with the contribution of our molten sulfur storage and distribution business to it in November 2000.



     Our interest expense for all operations was $7.5 million in 2000 compared to $6.7 million in 1999, an increase of $0.8 million, or 12%. Interest expense was higher primarily as a result of our financing greater investments in accounts receivable and inventory in 2000 compared to 1999.


  INCOME TAX EXPENSE


     Our effective tax rates for the six months ended June 30, 2002 and June 30, 2001 were 36% and 37%, respectively. Our effective tax rates for 2001, 2000 and 1999 were 37%, 44% and 20%, respectively. Our effective tax rates differed from the federal tax rate of 34% primarily as a result of state income taxes and the non-deductibility of certain goodwill amortization for book purposes.

  INDIRECT SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES


     Indirect selling, general, and administrative expense remained constant at $0.4 million for the six months ended June 30, 2002 and June 30, 2001. Indirect selling, general, and administrative expenses decreased $0.1 million, or 11%, to $0.8 million in 2001 compared to $0.9 million in 2000. Indirect selling, general, and administrative expenses grew $0.1 million, or 17%, to $0.9 million in 2000 compared to $0.7 million in 1999.


     In our historical combined financial statements, Martin Resource Management allocated to us a portion of its indirect selling, general and administrative expenses for services such as accounting, engineering, information technology and risk management. We based this allocation on the percentage of time spent by Martin Resource Management personnel that provide such centralized services. Generally accepted accounting principles also permit other methods for allocating these expenses, such as basing the allocation on the percentage of revenues contributed by a segment. The allocation of these expenses between Martin Resource Management and us is subject to a number of judgments and estimates, regardless of the method used. We can provide no assurances that our method of allocation, in the past or in the future, is or will be the most accurate or appropriate method of allocating these expenses. Other methods could result in a higher allocation of selling, general and administrative expenses to us, which would reduce our net income. Under our omnibus agreement with Martin Resource Management, the amount we will be required to reimburse Martin Resource Management for indirect general and administrative expenses and corporate overhead allocated to us will be capped at $1.0 million during the first year of this agreement. This cap will be subject to increases in subsequent years. Please read "Certain Relationships and Related Transactions -- Omnibus Agreement."

LIQUIDITY AND CAPITAL RESOURCES

  CASH FLOWS AND CAPITAL EXPENDITURES


     For the six months ended June 30, 2002, cash increased $0.2 million as a result of $6.2 million provided by operating activities, $2.1 million used in investing activities and $3.9 million used in financing activities. For the six months ended June 30, 2001, cash decreased $0.1 million as a result of $6.1 million provided by operating activities, $1.5 million used in investing activities and $4.7 million used in financing activities.



     In 2001, cash decreased $0.1 million as a result of $11.6 million provided by operating activities, $6.5 million used in investing activities, and $5.1 million used in financing activities. In 2000, cash remained constant as a result of $1.9 million provided by operating activities, $3.0 million used in investing activities, and $1.0 million provided by financing activities. In 1999, cash decreased by $0.1 million as a result of $6.6 million provided by operating activities, $14.5 million used in investing activities, and $7.8 million provided by financing activities.


     For the periods presented, our investing activities consisted primarily of capital expenditures. Generally, our capital expenditure requirements have consisted, and we expect that our capital requirements will continue to consist, of:

     - maintenance capital expenditures, which are capital expenditures made to replace assets to maintain our existing operations and to extend the useful lives of our assets; and

     - expansion capital expenditures, which are capital expenditures made to grow our business, to expand and upgrade our existing marine transportation, terminalling, storage and manufacturing facilities, and to construct new plants, storage facilities, terminalling facilities and new marine transportation assets.


     For the six months ended June 30, 2002 and 2001, our capital expenditures for property and equipment were $2.0 million and $1.2 million, respectively. For 2001, 2000 and 1999, our capital expenditures for property and equipment were $6.2 million, $3.9 million and $15.1 million, respectively.

     As to each period:


     - For the six months ended June 30, 2002, we spent $1.9 million for expansion and $0.1 million for maintenance.



     - For the six months ended June 30, 2001, we spent $0.5 million for expansion and $0.6 million for maintenance.


     - In 2001, we spent $3.8 million for expansion and $2.4 million for maintenance.

     - In 2000, we spent $2.0 million for expansion and $1.9 million for maintenance.

     - In 1999, we spent $11.7 million for expansion and $3.4 million for maintenance.

     In 2001, our expansion capital expenditures were primarily for the conversion of an inland tug barge unit to equip it to carry asphalt, the construction of two new asphalt tanks and the addition of a new fertilizer line at one of our plants. Our maintenance capital expenditures were primarily made in our marine transportation business for required Coast Guard dry dockings of our vessels.

     In 2000, our expansion capital expenditures were primarily to complete a new fertilizer plant in Seneca, Illinois and upgrade a tank at our Tampa terminal. Our maintenance capital expenditures were primarily made in our marine transportation business for required Coast Guard dry dockings of our vessels.

     In 1999, our expansion capital expenditures were primarily to upgrade an offshore barge unit to haul fuel oil rather than specialty chemicals, to build a new asphalt tank at our Tampa terminal and two new sulfur tanks at our Stanolind terminal and to begin construction of a new fertilizer plant in Seneca, Illinois. Maintenance capital expenditures were primarily made in our marine transportation business for Coast Guard dry dockings and to repair one of our offshore tugs that was damaged by an engine room fire. We also incurred maintenance capital expenditures for maintenance at some of our fertilizer plants.


     For all periods presented, financing activities consisted of payments of long term debt to financial lenders and net borrowings from or payments to affiliates pursuant to intercompany loans. Additionally, for all periods presented, we used our net borrowings to finance increases in working capital and for capital expenditures. For the six months ended June 30, 2001 our net payments were $4.7 million and for the six months ended June 30, 2002, our net payments were $3.9 million. We had net borrowings of $7.8 million and $1.0 million in 1999 and 2000 respectively. In 2001, we had net payments of $5.1 million.


  CAPITAL RESOURCES

     Historically, we have generally satisfied our working capital requirements and funded our capital expenditures with cash generated from operations and borrowings. We expect our primary sources of funds for short-term liquidity needs will be cash flows from operations, borrowings under our revolving credit facility and cash distributions received from CF Martin Sulphur, L.P.


     In connection with this offering, we will assume an aggregate of approximately $66.1 million of debt from Martin Resource Management. We expect to use the proceeds of this offering and borrowings under our new term and revolving credit facilities to repay all of this assumed debt upon the closing of this offering. After the closing of this offering, we expect to have approximately $29.4 million of indebtedness, consisting of outstanding borrowings of $25.0 million under our new term loan and approximately $4.4 million under our new $45.0 million revolving credit facility. As of June 30, 2002, on a pro forma basis, we would have had approximately $28.8 million of indebtedness, consisting of outstanding borrowings of $25 million under our assumed term loan and approximately $3.8 million under our assumed revolving credit facility. Please read "Capitalization."



     We expect our maintenance capital expenditures to be approximately $2.5 for the 12-month period following this offering. At the completion of this offering, we plan to acquire two asphalt barges that we currently lease for $2.7 million. We do not expect to make significant expansion capital expenditures during this period, although we cannot assure you that we will not significantly increase these expenditures if, for example, we have an opportunity to acquire a business or asset that would complement our existing business on favorable terms.

     We believe that cash generated from operations and our borrowing capacity under our revolving credit facility, as well as cash distributed to us from CF Martin Sulphur, L.P. will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments for the 12-month period following this offering.


     Total Contractual Cash Obligations. A summary of our total contractual cash obligations, as of December 31, 2001, is as follows:


                                                     PAYMENT DUE BY PERIOD
                                  ------------------------------------------------------------
                                    TOTAL      DUE IN    DUE IN      DUE IN
TYPE OF OBLIGATION(1)             OBLIGATION    2002    2003-2004   2005-2006   DUE THEREAFTER
---------------------             ----------   ------   ---------   ---------   --------------
                                                         (IN THOUSANDS)
Long-term debt..................   $ 8,815     $  970    $2,761      $3,061         $2,023
Operating leases................     2,897        861     1,445         591             --
                                   -------     ------    ------      ------         ------
Total contractual cash
  obligations...................    11,712      1,831     4,206      $3,652         $2,023
                                   =======     ======    ======      ======         ======

---------------


(1) Under our charter agreement with CF Martin Sulphur, L.P., we could be obligated to reimburse CF Martin Sulphur, L.P. for a portion of the expenditures CF Martin Sulphur, L.P. incurred in connection with reconfiguring a tug/barge tanker unit to carry molten sulfur. We believe that the risk is remote that we will ever be required to pay any amounts to CF Martin Sulphur, L.P. under this reimbursement obligation. Therefore, we did not include this obligation in this table. As of February 25, 2002, our aggregate reimbursement liability would have been approximately $2.6 million. This amount decreases by approximately $300,000 annually based on an amortization rate.


     We have no commercial commitments such as lines of credit or guarantees that might result from a contingent event that would require our performance pursuant to a funding commitment.

  DESCRIPTION OF OUR CREDIT FACILITIES


     In connection with the closing of this offering, we will enter into a new three year $45.0 million revolving credit facility with RBC Capital Markets. This credit facility will include a $25.0 million working capital sublimit that will be used for ongoing working capital needs and general partnership purposes. The remaining $20.0 million sublimit may be used to finance permitted acquisitions. We also plan to enter into a new $25.0 million term loan facility with RBC Capital Markets, all of which will be drawn at the closing of this offering.



     Our obligations under the revolving credit facility and the term loan facility will be secured by our inventory, accounts receivable and fixed assets. We may prepay all amounts outstanding under these facilities at any time without penalty.



     Indebtedness under the credit facilities will bear interest at LIBOR plus an applicable margin that we expect will range from 1.75% to 2.75%. We will incur a commitment fee on the unused portions of the revolving credit facility.



     In addition, we expect each facility will contain various covenants, which, among other things, will limit our ability to:


     - incur indebtedness;

     - grant certain liens;

     - merge or consolidate unless we are the survivor;

     - sell all of our assets;


     - make acquisitions



     - make capital expenditures



     - make distributions other than from available cash;



     - create obligations for some lease payments; or



     - engage in other types of business.



     We also expect each credit facility will also contain covenants, which, among other things, will require us to maintain specified ratios of:



     - EBITDA (as defined in the credit facility), pro forma for any asset acquisition, to interest expense of not less than 3.0 to 1.0; and



     - total debt to EBITDA, pro forma for any asset acquisitions, of not more than 3.5 to 1.0;



     - current assets to current liabilities ratio of 1.1 to 1.0; and



     - a fixed asset coverage ratio of 2.0 to 1.0.



     Also, each credit facility will contain a covenant requiring us to maintain a minimum net worth of $40.0 million. Our credit facilities will require interest only payments on a quarterly basis. All outstanding principal and unpaid interest must be paid on the third anniversary of the facilities.


SEASONALITY


     A substantial portion of our revenues are dependent on sales prices of products, particularly LPGs and fertilizers, which fluctuate in part based on winter and spring weather conditions. The demand for LPGs is strongest during the winter heating season. For example, we received approximately 36% of our total revenues from our LPG distribution business during the year 2001 in the first quarter of that year, as compared to approximately 19% during the third quarter of 2001. The demand for fertilizers is strongest during the early spring planting season. For example, we received approximately 31% of our total revenues from our fertilizer business during the year 2001 in the second quarter of that year, as compared to approximately 17% during the third quarter of 2001. However, our marine transportation and terminalling businesses, and the molten sulfur business of CF Martin Sulphur, L.P., are typically not impacted by seasonal fluctuations. We expect to derive a majority of our net income from these lines of business and our interest in CF Martin Sulphur, L.P. Please read "Business -- LPG Distribution Business -- Seasonality" and
"Business -- Fertilizer Business -- Seasonality." Therefore, we do not expect that our overall net income will be impacted by seasonality factors.


IMPACT OF INFLATION

     Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations in 1999, 2000, 2001 or the first quarter of 2002. However, inflation remains a factor in the United States economy and could increase our cost to acquire or replace property, plant and equipment as well as our labor and supply costs. We cannot assure you that we will be able to pass along increased costs to our customers.

ENVIRONMENTAL MATTERS


     Our operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. We incurred no significant environmental costs, liabilities or expenditures to mitigate or eliminate environmental contamination during 1999, 2000, 2001 or the first quarter of 2002. Under the omnibus agreement, Martin Resource Management will indemnify us for five years after the closing of this offering against:



     - certain potential environmental liabilities associated with the assets it contributed to us relating to events or conditions that occur or exist before the closing of this offering, and



     - any payments we are required to make, as a successor in interest to affiliates of Martin Resource Management, under environmental indemnity provisions contained in the contribution agreement associated with the contribution of assets by Martin Resource Management to CF Martin Sulphur, L.P. in November 2000.


RECENT ACCOUNTING PRONOUNCEMENTS


     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 discontinues goodwill amortization over its estimated useful life; rather, goodwill will be subject to a fair-value based impairment test in the year of adoption and on an annual basis. Similarly, goodwill associated with equity-method investments will no longer be amortized. With regard to intangible assets, SFAS No. 142 states that an acquired intangible asset should be recognized separately if the benefit of the intangible asset is obtained through contractual rights or if the intangible asset can be sold, transferred, licensed, rented or exchanged, without regard to the acquirer's intent. Net goodwill of $2.9 million as of December 31, 2001 will no longer be amortized subsequent to the adoption of SFAS No. 142, effective January 1, 2002, but will be subject to fair-value based impairment test initially and one on an annual basis. We completed the initial test in the second quarter of 2002 with no indication of impairment.


     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, with the associated asset retirement costs being capitalized as a part of the carrying amount of the long-lived asset. SFAS No. 143 also includes disclosure requirements that provide a description of asset retirement obligations and reconciliation of changes in the components of those obligations. We are evaluating the future financial effects of adopting SFAS No. 143 and expect to adopt the standard effective January 1, 2003.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and APB Opinion No. 30, "Reporting the Results of Operation-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The objective of SFAS No. 144 is to establish one accounting model for long-lived assets to be disposed of by sale as well as resolve implementation issues related to SFAS No. 121. The adoption of SFAS No. 144, effective January 1, 2002, did not have a material impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risk to which we are exposed is commodity price risk for LPGs. We also incur, to a lesser extent, risks related to interest rate fluctuations.

     Commodity Price Risk. Our LPG storage and distribution business is a "margin-based" business in which our gross profits depend on the excess of our sales prices over our supply costs. As a result, our profitability is sensitive to changes in the market price of LPGs. LPGs are a commodity and the price we pay for them can fluctuate significantly in response to supply and other market conditions over which we have no control. When there are sudden and sharp decreases in the market price of LPGs, we may not be able to maintain our margins. Consequently, sudden and sharp decreases in the wholesale cost of LPGs could reduce our gross profits. We attempt to minimize our exposure to market risk by maintaining a balanced inventory position by matching our physical inventories and purchase obligations with sales commitments. We do not acquire and hold inventory or derivative financial instruments for the purpose of speculating on price changes that might expose us to indeterminable losses.

     Interest Rate Risk. We will be exposed to changes in interest rates as a result of our term loan facility and revolving credit facility, both of which will have floating interest rates. We expect to have $28.8 million of indebtedness outstanding under these facilities at the closing of this offering. The impact of a 1% increase in interest rates on this amount of debt would result in an increase in interest expense, and a corresponding decrease in income before taxes of approximately $0.3 million annually.

                                    BUSINESS

OVERVIEW

     We provide marine transportation, terminalling, distribution and midstream logistical services for producers and suppliers of hydrocarbon products and by-products, specialty chemicals and other liquids. We also manufacture and market sulfur-based fertilizers and related products. Hydrocarbon products and by-products are produced primarily by major and independent oil and gas companies who often turn to independent third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of hydrocarbon products and by-products.


     We operate primarily in the Gulf Coast region of the United States. This region is a major hub for petroleum refining and natural gas processing. We provide our marine transportation and midstream logistical services and distribute LPGs primarily to customers who are located in this region or in close proximity to ports located along the Gulf of Mexico Intracoastal Waterway and the Mississippi River inland waterway system. The fertilizer and related products we manufacture are sold throughout the United States. We believe our primary business lines, and our relationship with Martin Resource Management, allow us to provide our customers a unique offering of integrated services and products. Our business lines are described below.


     We were recently formed by Martin Resource Management, a privately-held company whose initial predecessor was incorporated in 1951 as a supplier of products and services to drilling rig contractors. Since then, Martin Resource Management has expanded its operations through acquisitions and internal expansion initiatives as its management identified and capitalized on the needs of producers and purchasers of hydrocarbon products and by-products and other bulk liquids. Martin Resource Management will retain control over our operations through its ownership of our general partner, as well as a significant ownership interest in us through its ownership of approximately 57.5% of our limited partner interests in the form of subordinated units.


     Martin Resource Management has operated our businesses for several years. Martin Resource Management began operating our LPG distribution business in the 1950s. It began our marine transportation business in the late 1980s. It entered into our fertilizer and terminalling businesses in the early 1990s. In recent years, Martin Resource Management has increased the size of our asset base through expansions and strategic acquisitions. For example, in 1997 and 1998, we acquired a total of 18 tank barges and 11 pushboats for our marine transportation business in two acquisitions. Additionally, in 1998 we acquired fertilizer plants in Odessa and Plainview, Texas, as well as plants in Salt Lake City, Utah and Maricopa, Arizona. In 1999 and 2000, we built three new tanks and upgraded a fourth tank at our terminalling facilities. Finally, we built our fertilizer plant in Seneca, Illinois in 1999 and 2000.



     We were formed to be a publicly-traded limited partnership primarily to reduce the cost of capital associated with the businesses contributed to us by Martin Resource Management, which we believe will enhance our ability to more efficiently expand our operations. We believe having access to the public capital markets will provide us with more favorable financing options. Additionally, being a publicly-traded limited partnership should enhance our ability to use our limited partner interests as consideration in future acquisitions. We were formed as a limited partnership because limited partnerships, unlike corporations, do not incur federal income tax liability if they meet certain requirements. Please read "Material Tax
Consequences -- Partnership Status."


     Martin Resource Management is not contributing all of its operations to us and will continue to operate its retained businesses after the closing of this offering. These retained businesses do not overlap with our operations in any material respect. We will be an important customer and supplier of these businesses. Please read "-- Our Relationship With Martin Resource Management" for a discussion of this topic.

PRIMARY LINES OF BUSINESS

     We organize our operations into four general lines of business that can be summarized as follows:

     - Marine Transportation Business. Upon the closing of this offering, we will own a marine fleet of 23 inland tank barges, 12 inland pushboats and two offshore tug/barge tanker units that transport hydrocarbon products and by-products. We provide these transportation services on a fee basis primarily under annual contracts.

     - Terminalling Business. We own three terminal facilities that provide storage and handling services for hydrocarbon products and by-products, specialty chemicals and other liquids. The nine product tanks we own at these facilities have an aggregate storage capacity of approximately 879,000 barrels. We generally charge a fixed fee for our terminalling services and we have several long-term terminalling contracts with customers.

     - LPG Distribution Business. We purchase LPGs primarily from oil refiners and natural gas processors. We store LPGs in our supply and storage facilities for resale to propane retailers and industrial LPG users in Texas and the southeastern United States. We own three LPG supply and storage facilities with an aggregate storage capacity of approximately 132,000 gallons and we lease approximately 128 million gallons of underground storage capacity. We generally try to coordinate our sales and purchases of LPGs based on the same daily price index for LPGs in order to decrease the impact of LPG price fluctuations on our profitability.

     - Fertilizer Business. We manufacture and sell fertilizer products, which are primarily sulfur-based, and other sulfur related products to regional wholesale distributors and industrial users.

     We expect to receive a material portion of our net income and cash available for distribution from our non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership formed by Martin Resource Management and CF Industries in November 2000. This partnership collects and aggregates, transports, stores and markets molten sulfur supplied by oil refiners and natural gas processors. Martin Resource Management and CF Industries control this partnership through equal ownership of its general partner. Martin Resource Management manages the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement. We account for this limited partner interest using the equity method of accounting, which requires us to report only the equity earnings from our limited partner interest.

BUSINESS STRATEGY

     We believe our business strategy will enable us to increase our revenues and cash flow. The key components of our strategy are to:

     - Expand Services Provided to Existing Customers. We generally begin a relationship with a customer by transporting or marketing a limited range of products or providing a limited range of other services or products. We believe expanding our service and product offerings to existing customers is the most efficient and cost effective method of utilizing our asset base and customer relationships to achieve internal growth in revenues and cash flow. We believe significant opportunities exist to provide additional services and products to existing customers.

     - Pursue Strategic Acquisitions. Martin Resource Management has grown successfully in the past through strategic acquisitions. We expect to continue this strategy by consistently surveying the marketplace to identify and pursue acquisitions that expand the services and products we offer or that expand our geographic presence. In acquiring other businesses, we will attempt to utilize our industry knowledge, network of customers and suppliers and strategic asset base to operate the acquired businesses more efficiently and competitively, thereby increasing revenues and cash flow.

     - Attract New Customers in Existing Geographic Markets. Our marine transportation operations are primarily focused in the Gulf Coast region and along the southern portion of the nation's inland waterway system. We will seek to identify and pursue opportunities to expand our customer base for our marine transportation business in our existing geographic markets. We sell our fertilizer products throughout the United States and we sell our industrial sulfur products primarily in the eastern United States. We will seek to expand our customer base for these products in these geographic markets.

     - Expand Geographically. We intend to identify and assess other attractive geographic markets for our services and products based on the market dynamics and the cost to penetrate such markets. We typically enter a new market through an acquisition or by securing at least one major customer or supplier and then dedicating or purchasing assets for operation in the new market. Once in a new territory, we seek to expand our operations within this new territory both by targeting new customers and by selling additional services and products to the original customers in the territory.

     - Pursue Strategic Alliances. Many of our larger customers are establishing strategic alliances with midstream logistics management service providers to address logistical and transportation problems or achieve operational synergies. These strategic alliances are typically structured differently than our regular commercial relationships, with the goal that such relationship would result in us providing or receiving a more comprehensive package of services and/or products to or from the customer or supplier. Martin Resource Management has periodically held discussions with its and our customers and suppliers to form strategic alliances. For example, CF Martin Sulphur, L.P., is a strategic alliance with CF Industries. We intend to pursue similar strategic alliances with significant customers in the future.

COMPETITIVE STRENGTHS

     We believe we are well positioned to execute our business strategy because of the following competitive strengths:

     - Asset Base and Integrated Distribution Network. We operate a diversified asset base that, together with the services provided by Martin Resource Management, enables us to offer our customers an integrated distribution network consisting of transportation, terminalling and midstream logistical services while minimizing our dependence on the availability and pricing of services provided by third parties. Our integrated distribution network enables us to provide customers a complementary portfolio of transportation, terminalling, distribution and midstream logistical services for hydrocarbon products and by-products. We believe we operate the largest business in the United States that offers all of the integrated services and products that constitute our primary business lines.


     - Specialized Transportation Equipment and Storage Facilities. We have the assets and expertise to handle and transport certain hydrocarbon products and by-products with unique requirements for transportation and storage, such as molten sulfur, asphalt and sulfuric acid. For example, we own facilities and resources to transport molten sulfur and asphalt, which must be maintained at temperatures between approximately 275 and 350 degrees Fahrenheit to remain in liquid form.


     - Experienced Management Team and Operational Expertise. Members of our management team have, on average, more than 22 years of experience in the industries in which we operate. Further, members of our management team have been employed by Martin Resource Management, on average, for 19 years. Our management team has a successful track record of creating internal growth and completing acquisitions. We believe our management team's experience and familiarity of our industry and businesses are important assets that will assist us in implementing our business strategies and pursuing our growth strategies.

     - Strong Industry Reputation and Established Relationships With Suppliers and Customers. We believe Martin Resource Management has established a reputation in our industry as a reliable and cost-effective supplier of services to our customers and has a track record of safe, efficient operation of our facilities. Our management has also established long-term relationships with many of our suppliers and customers. We believe we will benefit from our management's reputation and track record, and from these long-term relationships.

     - Financial Flexibility. After the application of the proceeds we receive from this offering, we will have approximately $20.6 million of our $45.0 million revolving credit facility available for working capital purposes. We will also have $20.0 million of the credit facility, all of which will be available after this offering, for internal growth and acquisitions. We believe the borrowings available under our revolving credit facility and our ability to issue additional partnership units should provide us with the financial flexibility to enable us to pursue expansion and acquisition opportunities.


MARINE TRANSPORTATION BUSINESS

  INDUSTRY OVERVIEW

     The United States inland waterway system is a vast and heavily used transportation system. This inland waterway system is composed of a network of interconnected rivers and canals that serve as water highways and is used to transport over 1.1 billion tons of products annually. This waterway system extends approximately 26,000 miles, 12,000 miles of which are generally considered significant for domestic commerce.

     The Gulf Coast region is a major hub for petroleum refining, representing approximately 40% of total United States daily refining capacity. Approximately two-thirds of United States refining capacity expansion in the 1990s occurred in this region. The hydrocarbon refining process generates products and by-products that require transportation in large quantities from the refinery or processor. Convenient access to and use of this waterway system by the petroleum and petrochemical industry is a major reason for the current location of United States refineries and petrochemical facilities. Recent growth in refining and natural gas processing capacity has increased the volume of hydrocarbon products and by-products transported within the Gulf Coast region, which consequently has increased the need for transportation, storage and distribution facilities.

  OUR MARINE FLEET

     We own a fleet of inland and offshore tows that provide marine transportation of hydrocarbon products and by-products produced in oil refining and natural gas processing. Our marine transportation system operates on the United States inland waterway system, primarily between domestic ports along the Gulf of Mexico Intracoastal Waterway, the Mississippi River system and the Tennessee-Tombigbee Waterway system. The marine transportation industry uses pushboats and tugboats as power sources and tank barges for freight capacity. The combination of the power source and tank barge freight capacity is called a tow. Our inland tows generally consist of one pushboat and one to three tank barges, depending upon the horsepower of the pushboat, the river or canal capacity and conditions, and customer requirements. Our offshore tows consist of one tugboat, with much greater horsepower than an inland pushboat, and one large tank barge.


     We transport asphalt, fuel oil, gasoline, sulfur and other bulk liquids. Our inland barge fleet has an average age of approximately 16 years, as compared to the industry average of approximately 22 years. The following is a brief description of the marine vessels we use in our marine transportation business:


                           NUMBER
CLASS OF EQUIPMENT        IN CLASS     CAPACITY/HORSEPOWER      DESCRIPTION OF PRODUCTS CARRIED
------------------        --------     -------------------      -------------------------------
Inland tank barges......      3      20,000 bbl and under       Asphalt, fuel oil and
                                                                gasoline(2)
Inland tank barges......     20(1)   20,000 - 30,000 bbl        Asphalt, fuel oil and
                                                                gasoline(2)
Inland pushboats........     12      800 - 1,800 horsepower     N/A
Offshore tank barges....      2      40,000 bbl and 12,500      Sulfur and asphalt
                                     long-tons
Offshore tugboats.......      2      3,200 - 7,200 horsepower   N/A

---------------


(1) We lease two of these barges from U.S. Bancorp Leasing & Financial. Although, we do not have a written contract to purchase these barges, we have entered into negotiations with U.S. Bancorp Leasing & Financial and we expect to acquire them at or about the closing of this offering.


(2) One of our three inland tank barges with capacity of 20,000 bbl and under, and seven of our 20 inland tank barges with capacity of 20,000 to 30,000 bbl, are specialized and equipped to transport asphalt.

     Our largest marine transportation customers include major and independent oil and gas refining companies, petroleum marketing companies, CF Martin Sulphur, L.P. and Martin Resource Management. We conduct our marine transportation services under spot contracts and under term contracts that typically range from one to 12 months in length.


     In order to maintain a balance of pricing flexibility and stable cash flow, we strive to maintain an appropriate mix of spot versus term contracts, based on current market conditions. Upon the closing of this offering, we will enter into a three-year charter agreement with Martin Resource Management for the use of four of our marine vessels on a spot-contract basis subject to the availability of such vessels at the time of Martin Resource Management's request. This contract covers our four vessels that are not currently subject to term agreements. The fees we will charge Martin Resource Management will be based on the then applicable market rates we charge third parties on a spot-contract basis. Additionally, Martin Resource Management will agree for a period of three years to use these four vessels in a manner such that we will receive at least $5.6 million annually for the use of these vessels by Martin Resource Management and third parties. In the event we do not receive at least $5.6 million annually for the use of these vessels, Martin Resource Management will pay us any deficiency within 30 days after the end of the applicable 12-month period. We expect this agreement will allow us to maintain historic cash flow levels from our marine vessels not currently chartered under term contracts.



     We have chartered one of our offshore tug/barge tanker units to CF Martin Sulphur, L.P. for a guaranteed daily rate, subject to certain adjustments. This rate was determined on an arm's-length basis and was based on rates we charged third parties at the time. This charter has an unlimited term but may be cancelled by CF Martin Sulphur, L.P. upon 90 days notice. We do not have the right to terminate this agreement. However, we believe CF Martin Sulphur, L.P. will not terminate this charter in the near future because CF Martin Sulphur, L.P. has multi-year delivery commitments requiring it to use this offshore tug/barge tanker unit or risk not being able to meet its delivery commitments.


  COMPETITION


     We compete primarily with other marine transportation companies. The marine barging industry has experienced significant consolidation in the past few years. Currently, the top five liquid carriers control more than 60% of tank barges as compared to only 37% in 1993. The total number of tank barges and pushboats that operate in the inland waters of the United States declined from approximately 4,200 in 1982 to approximately 2,900 in 1993 and has remained relatively constant at 2,900 since 1993. We believe the earlier decrease primarily resulted from:


     - the increasing age of the domestic tank barge fleet, resulting in retirements;

     - a reduction in tax incentives, which previously encouraged speculative construction of new equipment;

     - stringent operating standards to adequately address safety and environmental risks;

     - the elimination of government programs supporting small refineries;

     - an increase in environmental regulations mandating expensive equipment modification; and

     - more restrictive and expensive insurance.

     There are several barriers to entry into the marine transportation industry that discourage the emergence of new competitors. Examples of these barriers to entry include:

     - significant start-up capital requirements;

     - the costs and operational difficulties of complying with stringent safety and environmental regulations;

     - the cost and difficulty in obtaining insurance; and

     - the number and expertise of personnel required to support marine fleet operations.

We believe the reduction of the number of tank barges, the consolidation among barging companies and the significant barriers to entry in the industry have resulted in a more stabilized and favorable pricing environment for our marine transportation services.

     We believe we compete favorably with many of our competitors. Historically, competition within the marine transportation business was based primarily on price. However, we believe customers are placing an increased emphasis on safety, environmental compliance, quality and the availability of a single source of supply of a diversified package of services. In particular, we believe customers are increasingly seeking transportation vendors that can offer marine, land, rail and terminal distribution services, as well as provide operational flexibility, safety, environmental and financial responsibility, adequate insurance and quality consistent with the customer's own operations and policies. We operate a diversified asset base that, together with the services provided by Martin Resource Management, enables us to offer our customers an integrated distribution network consisting of transportation, terminalling, distribution and midstream logistical services for hydrocarbon products and by-products.

     In addition to competitors who provide marine transportation services, we also compete with providers of other modes of transportation, such as rail tank cars, tractor-trailer tank trucks and, to a limited extent, pipelines. We believe we offer a competitive advantage over rail tank cars and tractor-trailer tank trucks because marine transportation is a more efficient, and generally less expensive, mode of transporting hydrocarbon products and by-products. For example, a typical two inland barge unit carries a volume of product equal to approximately 80 rail cars or 250 tanker trucks. Pipelines generally provide a less expensive form of transportation than marine transportation. However, pipelines are not able to transport most of the products we transport and are generally a less flexible form of transportation because they are limited to the fixed point-to-point distribution of commodities in high volumes over extended periods of time.

  SEASONALITY

     The demand for our marine transportation business is subject to some seasonality factors. Our asphalt shipments are generally higher during April through November when weather allows for efficient road construction. However, demand for marine transportation of sulfur, fuel oil and gasoline is directly related to production of these products in the oil refining and natural gas processing business which is fairly stable.

TERMINALLING BUSINESS

  INDUSTRY OVERVIEW

     The United States petroleum distribution system moves petroleum products and by-products from oil refinery and natural gas processing facilities to end users. This distribution system is comprised of a network of terminals, storage facilities, pipelines, tankers, barges, rail cars and trucks. Terminals play a key role in moving these products throughout the distribution system by providing storage, blending and other ancillary services.

     In the 1990's, the petroleum industry entered a period of consolidation. Refiners and marketers developed large-scale, cost-efficient operations resulting in several refinery acquisitions, combinations, alliances and joint ventures. This consolidation resulted in major oil companies integrating the various components of their businesses, including terminalling. However, major integrated oil companies later concentrated their focus and resources on their core competencies of exploration, production, refining and retail marketing and examined ways to lower their distribution costs. Additionally, the Federal Trade Commission required some divestitures of terminal assets in markets in which merged companies, alliances and joint ventures were regarded as having excessive market power. As a result of these factors, oil and gas companies began to increasingly rely on third parties such as us to perform many terminalling services.

     Additionally, although many large energy and chemical companies own terminalling facilities, these companies also use third party terminalling services. Major energy and chemical companies typically have a strong demand for terminals owned by independent operators when such terminals are strategically located at or near key transportation links, such as deep-water ports. Major energy and chemical companies also need independent terminal storage when their owned storage facilities are inadequate, either because of lack of capacity, the nature of the stored material or specialized handling requirements.

     The Gulf Coast region is a major hub for petroleum refining, representing approximately 40% of total United States daily refining capacity. Approximately two-thirds of United States refining capacity expansion in the 1990s occurred in this region. Growth in the refining and natural gas processing industries has increased the volume of hydrocarbon products and by-products that are transported within the Gulf Coast region, which consequently has increased the need for terminalling services.

  DESCRIPTION OF TERMINAL FACILITIES

     We operate a marine terminal in Tampa, Florida and a marine terminal in Beaumont, Texas. We also use an inland rail unloading terminal in Mont Belvieu, Texas owned by Martin Resource Management. Our terminals are located at strategic distribution points for the products we handle and are in close proximity to our customers. Further, the location and composition of our terminals are structured to complement our other businesses and reflect our strategy to provide a broad range of integrated services in the handling and transportation of hydrocarbon products and by-products. We developed our terminalling assets by acquiring existing terminalling facilities and then customizing and upgrading these facilities as needed to integrate the facilities into our hydrocarbon product and by-product transportation network and to more effectively service customers. We expect to continue to acquire facilities and customize them as part of our growth strategy.

     Our terminal facilities provide storage and handling services for asphalt, sulfur, sulfuric acid, fuel oil, and other hydrocarbon products and by-products. Our terminalling customers are primarily large oil refining and natural gas processing companies. We charge a fixed monthly fee for the use of our facilities, based on the capacity of the applicable tank. We conduct a substantial portion of our terminalling operations under long-term contracts, which enhances the stability and predictability of our operations and cash flow. We attempt to balance our short term and long term terminalling contracts in order to allow us to maintain a consistent level of cash flow while maintaining flexibility to earn higher storage revenues when demand for storage space increases. We also continually evaluate opportunities to add services and increase access to our terminals to attract more customers and create additional revenues.

     The following is a brief summary of our terminals:

TERMINAL                    LOCATION        TANKS(1)     CAPACITY         PRODUCTS        DESCRIPTION
--------                    --------        --------     --------         --------        -----------
Tampa................  Tampa, Florida           7      719,000 Bbls.  Asphalt, fuel     Marine terminal,
                                                                      oil and sulfuric  loading/unloading
                                                                      acid              for vessels,
                                                                                        barges, trucks
Stanolind............  Beaumont, Texas          2      160,000 Bbls.  Asphalt and fuel  Marine terminal,
                                                                      oil               loading/unloading
                                                                                        for vessels,
                                                                                        barges, trucks
Mont Belvieu.........  Mont Belvieu, Texas    N/A      20 rail car    Propane-          Rail car
                                                       spaces         propylene mix     unloading

---------------

(1) In addition to the tanks listed in the table, CF Martin Sulphur, L.P. owns one tank at our Tampa terminal and three tanks at our Stanolind terminal. Martin Resource Management owns two tanks at our Stanolind terminal.

     Tampa Terminal. Our largest terminal complex is located on approximately 10 acres owned by the Tampa Port Authority in Tampa, Florida. Our lease with the Tampa Port Authority has a 10-year term which expires on December 15, 2006. We acquired the above ground assets at this terminal in March 1995 to provide a terminalling venue for our sulfur marketing operations. Since March 1995, we have constructed a 16,000 long-ton sulfur tank and a 42,000 barrel fuel oil tank and have made modifications to other tanks at the complex to comply with regulatory and industry standards. We own seven tanks at our Tampa terminal with approximately 719,000 barrels of storage capacity in the aggregate. CF Martin Sulphur, L.P. also owns a 16,000 long-ton sulfur tank at this facility.

     Our Tampa terminal has:

     - storage capacity for hydrocarbon products and by-products consisting primarily of asphalt, sulfuric acid and fuel oil;

     - a concrete, deep-water ship dock capable of receiving large vessels and barges;

     - a second barge dock that accommodates tug fueling and inland barge loading;

     - 10 truck loading bays; and

     - inline blending capability for both asphalt and fuel oil customers.

     Stanolind Terminal. Our Stanolind terminal is located on the Neches River in Beaumont, Texas. We acquired this terminal in 1997. Thereafter, we added two sulfur tanks and truck unloading facilities at this facility. The terminal can handle both inland and offshore marine vessels. Our Stanolind terminal has:

     - storage capacity for various products, including asphalt and fuel oil;

     - assets to handle products transported by vessel, barge and truck;

     - one dock deep enough to accommodate vessels and barges simultaneously;
       and

     - capabilities for the transfer of asphalt and fuel oil from vessel to barge.

We own two 80,000 barrel asphalt tanks at this terminal. CF Martin Sulphur, L.P. owns three sulfur tanks at this terminal, which have an aggregate capacity of 46,500 long tons. Martin Resource Management owns two sulfuric acid tanks at this terminal, which have an aggregate capacity of 50,000 short tons. CF Martin Sulphur, L.P. is constructing a rail spur to provide rail access to our Stanolind terminal. This rail spur should be completed on or around January 1, 2003.

     Mont Belvieu Rail Unloading Terminal. We own an inland terminal located at Mont Belvieu, Texas. At this terminal, we unload and measure hydrocarbon by-products and transport these products via a half-mile pipeline to Enterprise Products Texas Operating L.P.'s LPG fractionator facility. Our fees for the use of this facility are based on the number of gallons unloaded at the terminal.

  COMPETITION

     We compete with independent terminal operators and major energy and chemical companies that own their own terminalling facilities. We believe many customers prefer to contract with independent terminal operators rather than terminal operators owned by integrated energy and chemical companies, that may have refining or marketing interests that compete with the customers.

     Independent terminal owners generally compete on the basis of the location and versatility of terminals, service and price. A favorably-located terminal has access to various cost effective transportation modes, both to and from the terminal, such as waterways, railroads, roadways and pipelines. Terminal versatility depends upon the operator's ability to handle diverse products, some of which have complex or specialized handling and storage requirements. The service function of a terminal includes, among other things, the safe storage of product at specified temperature, moisture and other conditions, and receiving and delivering product to and from the terminal. All of these services must be in compliance with applicable environmental and other regulations.


     We believe we successfully compete for terminal customers because of the strategic location of our terminals along the Gulf Coast, our integrated transportation services, our reputation, the prices we charge for our services and the quality and versatility of our services. Additionally, while some companies have significantly more terminalling capacity than us, our terminals, unlike those of many of our competitors located in the markets we serve, are equipped to properly handle specialty products such as asphalt, sulfur or sulfuric acid. As a result, our facilities typically command higher terminal fees when compared to fees charged for terminalling of other petroleum products.


LPG DISTRIBUTION BUSINESS

  INDUSTRY OVERVIEW

     LPG is a by-product of oil refining and natural gas processing. LPG consists of hydrocarbons that are vapors at normal temperatures and pressures but change to liquid at moderate pressures. The main constituent of LPG is propane, and LPG is often generally referred to as propane. Other LPG products include butanes and natural gasoline.

     Propane is used as a heating fuel, an engine fuel, an industrial fuel and as a petrochemical feedstock in the production of ethylene and propylene. Butane is used as a petrochemical feedstock in the production of ethylene and butadiene (a key ingredient in synthetic rubber), as a blendstock for motor gasoline and to derive isobutene through isomerization. Natural gasoline, a mixture of pentanes and heavier hydrocarbons, is used primarily as motor gasoline blend stock or petrochemical feedstock.

  OUR LPG FACILITIES

     We purchase LPGs primarily from major domestic oil refiners and natural gas processors. We transport LPGs using Martin Resource Management's land transportation fleet or by contracting with common carriers, owner-operators and railroad tank cars. We typically enter into annual contracts with independent retail distributors to deliver their estimated annual volume requirements based on prevailing market prices. We believe dependable delivery is very important to these customers and in some cases may be more important than price. We ensure adequate supply of LPGs, including during times of peak demand, through:

     - storage of propane purchased in off-peak months,

     - efficient use of the transportation fleet of vehicles owned by Martin Resource Management, and

     - product management expertise to obtain supplies when needed.

     The following is a brief description of our owned and leased LPG facilities:

LPG FACILITY(1)                 LOCATION                   CAPACITY            DESCRIPTION
---------------                 --------                   --------            -----------
Retail terminals.....  Kilgore, Texas                90,000 gallons         Retail propane
                                                                            distribution
                       Longview, Texas               30,000 gallons
                       Henderson, Texas              12,000 gallons
Storage..............  Arcadia, Louisiana(2)         120 million gallons    Underground
                                                                            storage
                       Hattiesburg, Mississippi(3)   5.25 million gallons
                       Mont Belvieu, Texas(3)        2.5 million gallons

---------------

(1) In addition, under a three-year throughput agreement we are entitled to the sole access to and use of a truck loading and unloading and pipeline distribution terminal owned by Martin Resource

    Management and located at Mont Belvieu, Texas. This terminal facility has a storage capacity of 330,000 gallons.

(2) We lease our underground storage at Arcadia, Louisiana from Martin Resource Management under a three-year product storage agreement, which is renewable on an yearly basis thereafter subject to a redetermination of the lease rate for each subsequent year.


(3) We lease our underground storage at Hattiesburg, Mississippi and Mont Belvieu, Texas from third parties under one-year lease agreements, which we have renewed annually for more than 20 years.


     Our above ground storage facilities have one or more 12,000 or 30,000 gallon storage tanks. We lease underground storage capacity of 120 million gallons in Arcadia, Louisiana from Martin Resource Management. We also lease 2.5 million gallons of underground storage in Mont Belvieu, Texas and 5.25 million gallons at Hattiesburg, Mississippi from third parties under one-year lease agreements. As a result of our and Martin Resource Management's distribution system and storage capacity, we have the ability to buy and store large volumes of LPGs that allow us to achieve product cost savings and avoid shortages during periods of tight supply.


     Our LPG customers consist of retail propane distributors, industrial processors and refiners. We sell approximately 70% of our LPG volume to independent retail propane distributors located in Texas and the southeastern United States and approximately 30% of our LPG volume to refiners and industrial processors.


  COMPETITION

     We compete with large integrated LPG producers and marketers, as well as small local independent marketers. LPGs compete primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability.

  SEASONALITY

     The level of LPG supply and demand is subject to changes in domestic production, weather, inventory levels and other factors. While production is not seasonal, residential and wholesale demand is highly seasonal. This imbalance causes increases in inventories during summer months when consumption is low and decreases in inventories during winter months when consumption is high. If inventories are low at the start of the winter, higher prices are more likely to occur during the winter. Additionally, abnormally cold weather can put extra upward pressure on prices during the winter because there are less readily available sources of additional supply except for imports which are less accessible and may take several weeks to arrive. General economic conditions and inventory levels have a greater impact on industrial and refinery use of LPGs than the weather.

     Although the LPG industry is subject to seasonality factors, such factors generally do not affect our LPG distribution business because we do not consume LPGs. We generally maintain consistent margins in our LPG distribution business because we attempt to pass increases and decreases in the cost of LPGs directly to our customers. We generally try to coordinate our sales and purchases of LPGs based on the same daily price index of LPGs in order to decrease the impact of LPG price volatility on our profitability.

FERTILIZER BUSINESS

  INDUSTRY OVERVIEW

     Fertilizers are manufactured chemicals containing nutrients known to improve the fertility of soils. Nitrogen, phosphorus, potassium and sulfur are the four most important nutrients for crop growth. These nutrients are found naturally in soils. However, soils used for agriculture become depleted of these nutrients and frequently require fertilizers rich in these essential nutrients to restore fertility. The Fertilizer Institute estimates that the earth's soil contains less than 20% of organic plant nutrients needed to meet worldwide food production needs. As a result, we believe mineral fertilizer production will continue to be an important industrial market.

     The fertilizer market is primarily driven by agricultural demand. Worldwide consumption of mineral fertilizers grew from 117 million tons in 1980 to 138 million tons in 1990, and remained relatively flat from 1990 to 2000. Despite the relative stagnation in the past ten years, we expect the worldwide fertilizer market to grow over the next two decades. The United Nations estimates that the world population will reach 7.7 billion by 2020, an increase of 35% from 5.7 billion in 1995. The United Nations also estimates that the world population in 2020 will require an estimated 40% more grain than the world population in 1999 and that most of this increase in production will need to be produced on existing cultivated land through increased yield per acre. Consequently, we expect agricultural demand for fertilizer products to increase to support the greater agricultural output requirements for the increase in population.

     Industrial sulfur products are used in a wide variety of industries. For example, these products are used in power plants, paper mills, auto and tire manufacturing plants, food processing plants, road construction, cosmetics and pharmaceuticals. The largest consumers of industrial sulfur products are power plants, paper mills and rubber products manufacturers.

  OUR OPERATIONS AND PRODUCTS

     We entered the fertilizer manufacturing business in 1990 through an acquisition. We acquired two additional fertilizer manufacturing companies in 1998. Over the next two years we expended significant resources to replace and update facilities and other assets at the companies, and to integrate each of the businesses into our business. These acquisitions have subsequently increased the profitability of our fertilizer business.


     Fertilizer and related sulfur products are a natural extension of our business because of our access to sulfur and our distribution capabilities. This business allows us to leverage our relationship with CF Martin Sulphur, L.P. by using our access to its sulfur to produce a value added product for the fertilizer and industrial sulfur market. Please read "Business -- CF Martin Sulphur, L.P. -- Our Commercial Relationship with CF Martin Sulphur, L.P." Our annual fertilizer and industrial sulfur products sales have grown from approximately 9,000 tons in 1990 to approximately 157,000 tons in 2001 as a result of acquisitions and internal growth.


     We manufacture and market the following fertilizer and related sulfur products:

     - Plant nutrient sulfur products. We produce plant nutrient and agricultural ground sulfur products at our two facilities in Odessa, Texas. We also produce plant nutrient sulfur at our facility in Seneca, Illinois. Our plant nutrient sulfur product is a 90% degradable sulfur product marketed under the Disper-Sul(R) trade name and sold throughout the United States to direct application agricultural markets. Our agricultural ground sulfur products are used primarily in the western United States on grapes and vegetable crops.

     - Ammonium sulfate products, NPK products and related blended products. We produce various grades of ammonium sulfate including coarse and standard grades, a 40% ammonium sulfate solution and a Kosher-approved food grade material. We also produce ammonium sulfate, nitrogen-phosphorus-potassium products (commonly referred to as NPK products). Our NPK products are an ammoniated phosphate fertilizer containing nitrogen, phosphorus and potash that we manufacture so all particles have a uniform composition. These products primarily serve direct application agricultural markets within a 400-mile radius of our manufacturing plant in Plainview, Texas. We blend our ammonium sulfate to make custom grades of lawn and garden fertilizer at our facilities in Salt Lake City, Utah and Maricopa, Arizona. We package these custom grade products under both proprietary and private labels and sell them to major retail distributors, and other retail customers, of these products.

     - Industrial sulfur products. We produce industrial sulfur products such as emulsified sulfur, elemental pastille sulfur, and industrial ground sulfur products. We produce emulsified sulfur at our Texarkana, Texas facility. Emulsified sulfur is primarily used to control the sulfur content in the pulp and paper manufacturing processes. We produce elemental pastille sulfur at our two Odessa,

       Texas facilities and at our Seneca, Illinois facility. Elemental pastille sulfur is used to increase the efficiency of the coal-fired precipitators in the power industry. These industrial ground sulfur products are also used in a variety of dusting and wettable sulfur applications such as rubber manufacturing, fungicides, sugar and animal feeds.

  OUR FERTILIZER PLANTS

     The following is a brief description of our fertilizer plants:

FACILITY                     LOCATION            CAPACITY                 DESCRIPTION
--------                     --------            --------                 -----------
Two fertilizer plants  Odessa, Texas          70,000 tons/year  Dry sulfur fertilizer production
Fertilizer plant       Seneca, Illinois       36,000 tons/year  Dry sulfur fertilizer production
Fertilizer plant       Plainview Texas       180,000 tons/year  Fertilizer production
Fertilizer plant       Salt Lake City, Utah   25,000 tons/year  Blending and packaging
Fertilizer plant       Maricopa, Arizona      12,000 tons/year  Blending and packaging
Industrial sulfur
  blending plant       Texarkana, Texas       18,000 tons/year  Emulsified sulfur production

     In the United States, fertilizer is generally sold to farmers through local dealers. These dealers are typically owned and supplied by much larger wholesale distributors. We sell primarily to these wholesale distributors, as well as to a small number of independent dealers throughout the United States. Our industrial sulfur products are marketed primarily in the eastern United States, where many paper manufacturers and power plants are located.

     Our fertilizer products are sold in accordance with our price lists that vary from state to state. We update our price lists periodically to make seasonal pricing adjustments. If necessary, we adjust our price lists more frequently to maintain competitive pricing. These products are sold at negotiated prices, generally set on an annual basis. The pricing in our industrial products business is generally very stable throughout any particular year. We transport our fertilizer and industrial sulfur products to our customers using third party common carriers. We utilize rail shipments for large volume and long distance shipments where available.

  COMPETITION


     We compete with several other large fertilizer and sulfur products manufacturers. However, we believe our close proximity to our customers is a competitive advantage for us. Because our manufacturing plants are located close to our customer base, we are able to save on freight costs and respond quickly to customer requests, and we also believe we have greater insight about local market conditions. Additionally, we believe our relationship with CF Martin Sulphur, L.P. affords us a secure and reliable source of sulfur materials.


  SEASONALITY

     Sales of our agricultural fertilizer are partly seasonal as a result of increased demand during the growing season. Sales of our industrial sulfur-based products, however, are generally consistent throughout the year. In 2001, approximately 29% of our product sales were to industrial users.

CF MARTIN SULPHUR, L.P.

     CF Martin Sulphur, L.P., a limited partnership formed by Martin Resource Management and CF Industries in November 2000, operates a molten sulfur distribution and marketing business. We own a non-controlling 49.5% limited partner interest in this partnership. CF Industries owns the remaining 49.5% limited partner interest. CF Industries is one of North America's largest interregional cooperatives, owned by and serving nine regional farm supply cooperatives. Through thousands of member-owned sales outlets, CF Industries' nitrogen and phosphate fertilizers reach over one million farmers and ranchers in 48 states and the Canadian provinces of Ontario and Quebec. CF Industries is the third largest phosphate fertilizer producer in Florida. Our 49.5% interest in CF Martin Sulphur is subject to a buy-sell agreement which is described in more detail in "Management and Ownership" below.

  SULFUR INDUSTRY OVERVIEW

     Sulfur is a natural element and is required to produce a variety of industrial products. In the United States, approximately 11 million tons of sulfur is consumed annually, with the Tampa, Florida area being the largest single market. Currently, all sulfur produced in the United States is "recovered sulfur," or sulfur that is a by-product from oil refineries and natural gas processing plants. Sulfur production in the United States is principally located along the Gulf Coast, along major inland waterways and in some areas of the western United States.

     Sulfur is an important plant nutrient and is used in the manufacture of phosphate fertilizers. Approximately 60% of worldwide sulfur consumption is currently used for phosphate fertilizers, with the balance used for industrial purposes. The primary application of sulfur in fertilizers occurs in the form of sulfuric acid. Burning sulfur creates sulfur dioxide, which is subsequently oxidized and dissolved in water to create sulfuric acid. The sulfuric acid is then combined with phosphate rock to make phosphoric acid, the base material for most high-grade phosphate fertilizers.

     In addition to agricultural applications, sulfur (usually in the form of sulfuric acid) is essential for manufacturing pharmaceuticals, paper, chemicals, paint, steel, petroleum and other products. Sulfuric acid is the most commonly produced chemical in the world.

  BUSINESS AND ASSETS OF CF MARTIN SULPHUR, L.P.

     CF Martin Sulphur, L.P. gathers molten sulfur from refiners, primarily located on the Gulf Coast, and from natural gas processing plants, primarily located in the southwestern United States. CF Martin Sulphur, L.P. transports sulfur by inland and offshore barges, rail cars and trucks and handles over 1.5 million long tons of sulfur annually. Recovered sulfur is mainly kept in liquid form from production to usage at a temperature of approximately 275 degrees Fahrenheit. Because of the temperature requirement, the sulfur industry uses specialized equipment to store and transport molten sulfur. CF Martin Sulphur, L.P. has the necessary transportation and storage assets and expertise to handle the unique requirements for transportation and storage of molten sulfur.

     The term of CF Martin Sulphur, L.P.'s commercial contracts typically range from one to five years in length. The prices in such contracts are usually tied to a published market indicator and fluctuate, typically quarterly, according to the price movement of the indicator. CF Martin Sulphur, L.P. also provides barge transportation and tank storage to large integrated oil companies that produce sulfur and fertilizer manufacturers that consume sulfur under transportation and storage contracts that range from three to five years in duration. CF Martin Sulphur, L.P. also leases a 12,500-ton ocean going barge and a tug from us under an annual renewable contract.

     CF Martin Sulphur, L.P. leases approximately 170 railcars equipped to transport molten sulfur. It also has the following major marine assets it uses to ship molten sulfur from our Beaumont, Texas terminal to our Tampa, Florida terminal:

ASSET                          CLASS OF EQUIPMENT    CAPACITY/HORSEPOWER   PRODUCTS TRANSPORTED
-----                          ------------------    -------------------   --------------------
Margaret Sue.................  Offshore tank barge   10,450 long tons      Molten sulfur
M/V Martin Explorer..........  Offshore tugboat      7,200 horsepower      N/A
Poseidon(1)..................  Offshore tank barge   12,500 long tons      Molten sulfur
Orion(1).....................  Offshore tugboat      7,200 horsepower      N/A
M/V Martin Express...........  Inland pushboat       1,200 horsepower      N/A
MGM 101......................  Inland tank barge     2,450 long tons       Molten sulfur
MGM 102......................  Inland tank barge     2,450 long tons       Molten sulfur

---------------

(1) We own the Poseidon and Orion and lease them to CF Martin Sulphur, L.P.

     The following is a brief description of the tanks owned by CF Martin Sulphur, L.P. and located at our terminals:

                                                              TOTAL
TERMINAL                         LOCATION       TANKS   AGGREGATE CAPACITY   PRODUCTS STORED
--------                         --------       -----   ------------------   ---------------
Tampa.......................  Tampa, Florida      1      16,000 long tons     Molten sulfur
Stanolind...................  Beaumont, Texas     3      46,500 long tons     Molten sulfur

  OUR COMMERCIAL RELATIONSHIP WITH CF MARTIN SULPHUR, L.P.


     We have chartered one of our offshore tug/barge tanker units to CF Martin Sulphur, L.P. for a guaranteed daily rate, subject to certain adjustments. This charter has an unlimited term but may be cancelled by CF Martin Sulphur, L.P. upon 90 days notice. However, we believe CF Martin Sulphur, L.P. will not terminate this charter in the near future because CF Martin Sulphur, L.P. has multi-year delivery commitments requiring it to use this offshore tank/barge unit or risk not being able to meet their delivery commitments. After the execution of this agreement, CF Martin Sulphur, L.P. paid to have this tug/barge tanker unit reconfigured to carry molten sulfur. In the event CF Martin Sulphur, L.P. terminates this charter, we are obligated to reimburse CF Martin Sulphur, L.P. for a portion of such reconfiguration costs. As of February 25, 2002, our aggregate reimbursement liability would have been approximately $2.6 million. This amount decreases by approximately $300,000 annually based on an amortization rate.



     We did not have significant revenues from CF Martin Sulphur, L.P. prior to 2002. However, as a result of this charter agreement, revenues from our relationship with CF Martin Sulphur, L.P. accounted for approximately 28% of our total marine transportation revenues for the six month period ended June 30, 2002.


     We also have a sulfur supply agreement with CF Martin Sulphur, L.P. under which we purchase all of our sulfur from CF Martin Sulphur, L.P. at its cost. This agreement has an annual year term, which is renewable for subsequent one year periods.

  COMPETITION

     Ten phosphate fertilizer manufacturers together consume in excess of 80% of the total United States production of sulfur. These companies buy from resellers as well as directly from producers. CF Martin Sulphur, L.P. owns or leases two of the four vessels currently used to transport molten sulfur between Tampa, Florida and United States ports on the Gulf of Mexico. Its primary competition consists of producers that sell their production directly to a fertilizer manufacturer that has its own transportation assets, or foreign suppliers from Mexico or Venezuela that may sell into the Florida market.

  MANAGEMENT AND OWNERSHIP

     Management. CF Martin Sulphur, L.P. is managed and operated by its general partner which is equally owned and controlled by Martin Resource Management and CF Industries. We have virtually no control over the operations or management of CF Martin Sulphur, L.P. The partnership's general partner, CF Martin Sulphur, L.L.C., is operated by a board of four managers, two of which are designated by Martin Resource Management and two of which are designated by CF Industries. The managers designated by CF Industries have the sole authority to cause CF Martin Sulphur, L.L.C. to act in regard to certain tax matters and in regard to certain relationships between CF Martin Sulphur, L.P. and Martin Resource Management. Likewise, the managers designated by Martin Resource Management have the sole authority to cause CF Martin Sulphur, L.L.C. to act in regard to certain relationships between CF Martin Sulphur, L.P., on the one hand, and CF Industries and its affiliates on the other hand. For all other matters, all actions of the board of managers require the unanimous vote of a properly constituted quorum of managers. The presence of at least one manager designated by each of CF Industries and Martin Resource Management must be present to constitute a proper quorum for the transaction of company business. Martin Resource Management manages the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement.

     Non-Competition Covenant. Each of Martin Resource Management and CF Industries agreed that for so long as it owns an interest in CF Martin Sulphur, L.P., and for five years after the disposition of its interest, it will not engage in any business that competes, directly or indirectly, with the partnership in the gathering, aggregation, transportation and sale of molten sulfur. This covenant not to compete does not restrict or prohibit the parties from continuing certain businesses the parties operated prior to the formation of the partnership, such as Martin Resource Management's business of transporting sulfur by truck for third parties as a carrier, or holding certain passive investments. As a limited partner in this partnership, we will be subject to this restrictive covenant. As a result of our 49.5% interest in CF Martin Sulphur, L.P., we will be subject to this agreement not to compete.

     Distributions. Generally, distributions of cash from the partnership will be allocated among partners on the basis of each partner's ownership interest. The partnership agreement of CF Martin Sulphur, L.P. states that distributions of cash from the partnership to its partners, including us, will be subject to the discretion of its general partner, except that the partnership is required to make cash distributions, to the extent cash is available, as follows:

     - quarterly distributions of cash to partners to cover any required quarterly federal and state tax payments (based on the assumption that all partners pay federal income tax at the highest rate applicable to corporations and based on other assumptions with respect to state taxes), provided the cash distribution for a quarter does not exceed 25% of the forecasted cash available for distribution for the relevant year; and

     - annual distributions of cash generated by operations in excess of the amounts CF Martin Sulphur, L.L.C. determines are necessary to retain for future working capital and the operation of the partnership's business, anticipated capital expenditures and required debt service payments.

If the general partner of CF Martin Sulphur, L.P. does not declare a distribution for a period of a calendar quarter or longer, CF Martin Sulphur, L.P. must make the following distributions:

     - not later than ten business days prior to the date during any calendar quarter that any partner will be required to make an estimated income tax payment to any federal or state tax authority in respect of its share of CF Martin Sulphur, L.P.'s taxable income during such period, CF Martin Sulphur, L.P. must make a cash distribution to each partner equal to the approximate amount described immediately above in the first bullet point; and

     - not later than the 90th day following each fiscal year end, CF Martin Sulphur, L.P. must make an additional cash distribution to its partners in an amount equal to the positive difference between each partner's share of CF Martin Sulphur, L.P.'s distributable cash and the sum of distributions already made to that partner in respect of such fiscal year.
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     Other than a $790,000 cash distribution in May 2001, CF Martin Sulphur,
L.P. has not generally made cash distributions from its formation in November 2000 to the date of this prospectus. Instead, the four managers of CF Martin Sulphur, L.L.C. decided to generally use the partnership's distributable cash for capital expenditures rather than financing such expenditures. However, Martin Resource Management has advised us that it believes that on a going-forward basis, the amount of cash distributions from CF Martin Sulphur, L.P. will increase above historical levels and be made on a quarterly basis as a result of the mandatory distribution provisions described above.

     Transfer Restrictions. Generally, we and the other partners in CF Martin Sulphur, L.P. are prohibited from transferring our interests in the partnership to a third party until November 2005. Thereafter, a partner may only transfer its interest if:

     - the general partner consents to the transfer;

     - the partner transfers its entire interest in the partnership;

     - the person acquiring the interest does not compete with the business of the non-transferring partners as conducted on the date of the proposed transfer;

     - the purchase price consists solely of cash;

     - the non-transferring partners are given a right of first refusal to purchase the interest on the same terms and conditions as the third party offer; and

     - the transfer otherwise complies with the provisions contained in the partnership agreement of CF Martin Sulphur, L.P.

     Buy-Sell Right. Upon a change of control of either Martin Resource Management or CF Industries, the other party has the right to implement a buy-sell right contained in the CF Martin Sulphur, L.P. partnership agreement. In addition, this buy-sell right can also be implemented in the event that Martin Resource Management no longer controls our general partner. If implemented, this buy-sell mechanism requires the party subject to the change of control to specify in good faith the fair market value of CF Martin Sulphur, L.P. The other party then has the right for a specified period of time to either sell its and its affiliates' limited and general partner interests to the other party, or buy the limited and general partner interests owned by the other party and its affiliates, at a price that, in either case, is based upon the proportionate share of this value.

     Additionally, beginning in November 2005, any partner may implement a buy-sell right contained in the CF Martin Sulphur, L.P. partnership agreement that would require the initiating party to either sell the limited and general partner interests owned by it and its affiliates to the other party, or buy the limited and general partner interests owned by the other party and its affiliates at a negotiated price or, if a price cannot be agreed upon, at a price based upon the proportionate share of the fair market value of CF Martin Sulphur, L.P. as determined in good faith by the initiating party. This buy-sell right may be exercised by any partner, but only once a year following each anniversary date of the partnership agreement beginning November 2005. The partnership agreement also provides for a similar buy-sell mechanism if the president of CF Martin Sulphur, L.P. is removed from office under prescribed circumstances.

     The partnership agreement of CF Martin Sulphur, L.P. provides that these buy-sell rights may be exercised by CF Industries with respect to the general and limited partner interests owned directly or indirectly by Martin Resource Management and us. Consequently, our 49.5% limited partner interest in CF Martin Sulphur, L.P. will be treated as though it was owned directly by Martin Resource Management for so long as Martin Resource Management is subject to this buy-sell right.

     Conversely, these buy-sell rights may be exercised by Martin Resource Management and us with respect to the general and limited partner interests in CF Martin Sulphur, L.P. owned directly or indirectly by CF Industries. Martin Resource Management has agreed with us that it will not exercise these buy-sell rights without our prior written consent. If Martin Resource Management elects, with our consent, to

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exercise its right to purchase the general and limited partner interests CF
Industries owns in CF Martin Sulphur, L.P., the purchase price for and ownership of the interests will be allocated between us and Martin Resource Management in accordance with our respective ownership interests in CF Martin Sulphur, L.P. Martin Resource Management has also agreed with us that it will not sell or transfer its interest in CF Martin Sulphur, L.L.C. without our prior written consent.

OUR RELATIONSHIP WITH MARTIN RESOURCE MANAGEMENT

     Following the closing of this offering, Martin Resource Management will be engaged in the following principal business activities:

     - providing land transportation of various liquids using a fleet of approximately 310 trucks and road vehicles and approximately 650 road trailers;

     - distributing fuel oil, sulfuric acid, marine fuel and other liquids;

     - providing marine bunkering and other shore-based marine services in Mobile, Alabama;

     - operating a small crude oil gathering business in Stephens, Arkansas;

     - operating an underground LPG storage facility in Arcadia, Louisiana;

     - operating, solely for our account, an LPG truck loading and unloading and pipeline distribution terminal in Mont Belvieu, Texas.

     In most cases, Martin Resource Management did not contribute these businesses to us because they would generate "non-qualifying income" for purposes of Section 7704 of the Internal Revenue Code. Generally, if 90% of our income is not "qualifying income" for purposes of Section 7704, we will be taxed as a corporation, which is a taxable entity, rather than a partnership, which is not a taxable entity. If we are taxed as a corporation, we would be required to pay taxes on our taxable income which would decrease the amount of our cash available for distribution to our unitholders. Therefore, Martin Resource Management only contributed businesses it believed would generate enough "qualifying income" to allow us to avoid being taxed as a corporation. Please read "Material Tax Consequences -- Partnership Status" for a more detailed discussion of this topic.

     Some of the operations retained by Martin Resource Management would generate qualifying income for the purposes described above. However, Martin Resource Management did not contribute these operations to us because it believed such operations either did not complement our core business strategy, did not provide consistent or significant positive cash flow or involved too much risk or uncertainty when compared to the net revenues produced by those operations.

     After this offering, we will continue to be closely affiliated with Martin Resource Management as result of the following relationships.

     Ownership. Martin Resource Management owns an approximate 57.5% limited partner interest in us. Additionally, Martin Resource Management owns our general partner which owns a 2.0% general partner interest in us and our incentive distribution rights.

     Management. Martin Resource Management will direct our business operations through its ownership and control of our general partner. We expect to benefit from our relationship with Martin Resource Management by gaining access to a significant pool of management expertise and established relationships throughout the energy industry. We do not have employees. Martin Resource Management employees will be responsible for conducting our business and operating our assets on our behalf.


     The omnibus agreement requires us to reimburse Martin Resource Management for all direct and indirect expenses it incurs or payments it makes on our behalf or in connection with the operation of our business. We estimate that based on the assumptions set forth in Appendix E, we will reimburse Martin Resource Management for approximately $14.1 million of direct costs and expenses during the 12-month period ending September 30, 2003. The direct expenses Martin Resource Management will incur on our


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behalf will consist primarily of our allocable portion of salaries and employee benefits costs of its employees who will provide direct support for our operations. There is no monetary limitation on the amount we will be required to reimburse Martin Resource Management for direct expenses. Under the omnibus agreement, the amount we will be required to reimburse Martin Resource Management for indirect general and administrative expenses and corporate overhead allocated to us will be capped at $1.0 million during the first year of this agreement. Thereafter, this cap will be subject to increases in subsequent years. We expect that we will reimburse Martin Resource Management for approximately $1.0 million of indirect expenses during the 12-month period ending September 30, 2003. These indirect expenses will cover all of the centralized corporate functions Martin Resource Management will provide for us, such as accounting, treasury, clerical billing, information technology, administration of insurance, general office expenses and employee benefit plans and other general corporate overhead functions we share with Martin Resource Management retained businesses. Please read "Management -- Reimbursement of Our General Partner."


     Martin Resource Management also licenses certain of its trademarks and tradenames to us under this omnibus agreement.

     Commercial. We anticipate we will be both a significant customer and supplier of the retained products and services offered by Martin Resource Management following this offering. Our motor carrier agreement with Martin Resource Management provides us with access to Martin Resource Management's fleet of approximately 310 road vehicles and approximately 650 road trailers to provide land transportation in the areas served by Martin Resource Management. Our ability to utilize Martin Resource Management's land transportation operations is currently a key component of our integrated distribution network.

     We will also use the underground storage facilities owned by Martin Resource Management in our LPG distribution operations. We lease an underground storage facility from Martin Resource Management in Arcadia, Louisiana with a storage capacity of 120 million gallons. Our use of this storage facility gives us greater flexibility in our operations by allowing us to store a sufficient supply of product during times of decreased demand for use when demand increases. We may also be able to purchase LPGs at lower prices as a result of our flexibility to purchase a larger volume of product by storing excess product in these underground facilities.

     In the aggregate, our purchases of land transportation, storage services and sulfuric acid from Martin Resource Management would have accounted for approximately 9%, 7% and 7% of our total cost of sales in 1999, 2000 and 2001, respectively. We anticipate we will also purchase marine fuel from Martin Resource Management which we account for as an operating expense.

     Correspondingly, Martin Resource Management will be one of our significant customers. It will primarily use our marine transportation, terminalling and LPG distribution services for its retained operations. We will provide marine transportation services to Martin Resource Management under a charter agreement on a spot-contract basis at applicable market rates. We will provide terminalling services under a terminal services agreement. Our sales to Martin Resource Management would have accounted for approximately 3%, 4% and 4% of our total revenues in 1999, 2000 and 2001, respectively.

     Upon the closing of this offering, in addition to the agreements mentioned above, we will enter into an omnibus agreement with Martin Resource Management. These agreements provide for the following:

  OMNIBUS AGREEMENT

     Concurrently with the closing of this offering, we will enter into an omnibus agreement with Martin Resource Management. In this agreement:

     - Martin Resource Management agrees to not compete with us in the marine transportation, terminalling, LPG distribution and fertilizer businesses, subject to the exceptions described more fully in "Certain Relationships and Related Transactions -- Omnibus Agreement."

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     - Martin Resource Management agrees to indemnify us for a period of five years for environmental losses arising prior to this offering, as well as preexisting litigation and tax liabilities.

     - We agree to reimburse Martin Resource Management for the provision of general and administrative services under the partnership agreement, provided that indirect general and administrative expenses and allocated corporate overhead will not exceed $1.0 million during the twelve months following the closing of this offering. This cap may be increased in subsequent years. This limitation shall not apply to the cost of any third party legal, accounting or advisory services received, or the direct expenses of Martin Resource Management incurred, in connection with acquisition or business development opportunities evaluated on our behalf.


     - Martin Resource Management agrees to exercise its management rights in CF Martin Sulphur, L.P. in a manner it reasonably believes is in our best interests, subject to the limitations described more fully in "Certain Relationships and Related Transactions -- Omnibus Agreement." Additionally, Martin Resource Management agrees it will not purchase any third party interest in this partnership, or sell its or our interest in this partnership, without our written consent or, in some cases, only as we direct. In the event we agree to purchase an interest in CF Martin Sulphur, L.P. from a third party, we and Martin Resource Management agree that the purchase price for and ownership of such interest shall be allocated between the us in accordance with our respective ownership percentages in the partnership.



     - We will be prohibited from entering into certain material agreements between us and Martin Resource Management without the approval of the conflicts committee of our general partner's board of directors.


  MOTOR CARRIER AGREEMENT

     Upon the closing of this offering, we will enter into a three-year motor carrier agreement with Martin Transport, Inc., a wholly owned subsidiary of Martin Resource Management through which Martin Resource Management operates its land transportation operations. Under this agreement, Martin Transport will agree to transport our LPG shipments as well as other liquid products. Our shipping rates will be fixed for the first year of the agreement, subject to certain cost adjustments. Thereafter, these rates may be adjusted as we mutually agree or in accordance with a price index. Additionally, during the term of the agreement, shipping charges are also subject to fuel surcharges determined on a weekly basis in accordance with the U.S. Department of Energy's national diesel price list.

  OTHER AGREEMENTS

     Upon the closing of this offering:

     - We will enter into a terminal services agreement under which we will provide terminalling services to Martin Resource Management at a set rate. This agreement will have an initial term of three years. The fees we charge under this agreement will be fixed the first year of the agreement and will be adjusted annually thereafter based on a price index.

     - We will enter into a marine transportation agreement under which we will provide marine transportation services to Martin Resource Management on a spot-contract basis. The fees we will charge Martin Resource Management will be based on applicable market rates. Additionally, Martin Resource Management will agree for a period of three years to use our four vessels that are currently not subject to term agreements in a manner such that we will receive at least $5.6 million annually for the use of these vessels by Martin Resource Management and third parties.

     - We will enter into a product storage agreement under which Martin Resource Management will provide us underground storage for LPGs. This agreement will have an initial term of three years. Our per-unit cost under this agreement will be fixed for the first year of the agreement and will be adjusted annually based on a price index.

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     - We will enter into product supply agreements under which Martin Resource
       Management will agree to provide us with marine fuel and sulfuric acid. These agreements will each have an initial term of three years. We will purchase product at a set margin above Martin Resource Management's cost for such products during the term of the agreements.

     - We will enter into a three-year throughput agreement under which Martin Resource Management will agree to provide us with sole access to and use of a LPG truck loading and unloading and pipeline distribution terminal located at Mont Belvieu, Texas. This agreement will have an initial term of three years. Our throughput will be fixed for the first year of the agreement and will be adjusted annually based on an index price.

     Please read "Certain Relationships and Related Transactions -- Omnibus Agreement," "-- Motor Carrier Agreement" and "-- Other Agreements" for a more complete discussion of our contracts with Martin Resource Management.

INSURANCE

     Loss of, or damage to, our vessels is insured through hull and increased value insurance policies. Vessel operating liabilities such as collision, cargo, environmental and personal injury are insured primarily through our participation in mutual insurance associations and other reinsurance arrangements, pursuant to which we are potentially exposed to assessments in the event claims by us or other members exceed available funds and reinsurance. Protection and indemnity, or P&I, insurance coverage is provided by P&I associations and other insurance underwriters. Most of our vessels are entered in P&I associations that are parties to a pooling agreement, known as the International Group Pooling Agreement, or the Pooling Agreement, through which approximately 95% of the world's commercial shipping tonnage is reinsured through a group reinsurance policy. With regard to collision coverage, the first $1,000,000 of coverage is insured by our hull policy and any excess is insured by a P&I association. We insure our owned cargo through a domestic insurance company. We insure cargo owned by third parties through our P&I coverage. As a member of P&I associations that are parties of the Pooling Agreement, we are subject to calls payable to the associations of which it is a member, based on our claims record and the other members of the other P&I associations that are parties to the Pooling Agreement. Except for our marine operations, we self-insure against liability exposure up to a pre-determined amount, beyond which we are covered by catastrophe insurance coverage.

     For pollution claims, our insurance covers up to $1 billion of liability per accident or occurrence. For non-pollution incidents, our insurance covers up to $2 billion of liability per accident or occurrence. We believe our current insurance coverage is adequate to protect us against most accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid by the insurer, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

TITLE TO PROPERTIES


     Martin Resource Management will transfer our real and personal property to us after the date of this prospectus but prior to the closing of this offering. We believe we will have satisfactory title to our assets. Record title to some of our real and personal property may continue to be held by Martin Resource Management after the closing of this offering until we have made the appropriate filings in jurisdictions in which the assets are located or obtained consents and approvals for the transfer of assets to us. We anticipate that any such filings, consents or approvals will be completed or obtained shortly after the closing of this offering after which we will hold record title to all our property.


     Some of the easements, rights-of-way, permits, licenses or similar documents relating to the use of the properties that will be transferred to us require the consent of third parties, which in some cases is a governmental entity. We believe we will obtain sufficient third-party consents, permits and authorizations for the transfer of assets necessary for us to operate our business in all material respects as described in
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this prospectus. With respect to any third-party consents, permits or authorizations that have not been obtained, we believe these consents, permits or authorizations will be obtained after the closing of this offering, or the failure to obtain these consents, permits or authorizations will not have a material adverse effect on the operation of our business.

     Title to our property may be subject to encumbrances. We believe none of these encumbrances materially detract from the value of our properties or our interest in these properties, or materially interfere with their use in the operation of our business.

ENVIRONMENTAL AND REGULATORY MATTERS

     Our activities are subject to various federal, state and local laws and regulations, as well as orders of regulatory bodies, governing a wide variety of matters, including marketing, production, pricing, community right-to-know, protection of the environment, safety and other matters.

     Environmental. We believe our operations and facilities are in substantial compliance with applicable environmental regulations. However, risks of process upsets, accidental releases or spills are associated with our operations and there can be no assurance that significant costs and liabilities will not be incurred, including those relating to claims for damage to property and persons.

     The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, such as emissions of pollutants, generation and disposal of wastes and use and handling of chemical substances. The usual remedy for failure to comply with these laws and regulations is the assessment of administrative, civil and, in some instances, criminal penalties or, in some circumstances, injunctions. We believe the cost of compliance with environmental laws and regulations will not have a material adverse effect on our results of operations or financial condition. However, it is possible the costs of compliance with environmental laws and regulations will continue to increase, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts currently anticipated. In the event of future increases in costs, we may be unable to pass on those increases to our customers. We will attempt to anticipate future regulatory requirements that might be imposed and plan accordingly in order to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance.

     Solid Waste. We currently own or lease, and have in the past owned or leased, properties that have been used for the manufacturing, processing, transportation and storage of hydrocarbon products and by-products. Solid waste disposal practices within oil and gas related industries have improved over the years with the passage and implementation of various environmental laws and regulations. Nevertheless, a possibility exists that hydrocarbons and other solid wastes may have been disposed of on or under various properties owned or leased by us during the operating history of those facilities. In addition, a small number of these properties may have been operated by third parties over whom we had no control as to such entities' handling of hydrocarbons, hydrocarbon by-products or other wastes and the manner in which such substances may have been disposed of or released. State and federal laws applicable to oil and natural gas wastes and properties have gradually become more strict and, under such laws and regulations, we could be required to remove or remediate previously disposed wastes or property contamination, including groundwater contamination.

     We generate both hazardous and nonhazardous solid wastes which are subject to requirements of the federal Resource Conservation and Recovery Act and comparable state statutes. From time to time, the U.S. Environmental Protection Agency ("EPA") has considered making changes in nonhazardous waste standards that would result in stricter disposal requirements for these wastes. Furthermore, it is possible some wastes generated by us that are currently classified as nonhazardous may in the future be designated as "hazardous wastes," resulting in the wastes being subject to more rigorous and costly disposal requirements. Changes in applicable regulations may result in an increase in our capital expenditures or operating expenses.

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     Superfund.  The Federal Comprehensive Environmental Response, Compensation
and Liability Act ("CERCLA"), also known as the "Superfund" law, and similar state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons, including the owner or operator of a site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Although certain hydrocarbons are not subject to CERCLA's reach because "petroleum" is excluded from CERCLA's definition of a "hazardous substance," in the course of our ordinary operations we will generate wastes that may fall within the definition of a "hazardous substance." We may be responsible under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed. We have not received any notification that we may be potentially responsible for cleanup costs under CERCLA.

     Clean Air Act. Our operations are subject to the Federal Clean Air Act and comparable state statutes. Amendments to the Clean Air Act adopted in 1990 contain provisions that may result in the imposition of increasingly stringent pollution control requirements with respect to air emissions from the operations of our terminal facilities, processing and storage facilities and fertilizer and related products manufacturing and processing facilities. Such air pollution control requirements may include specific equipment or technologies, permits with emissions and operational limitations, pre-approval of new or modified projects or facilities producing air emissions, and similar measures. For example, the Mont Belvieu terminal we use is located in the Houston-Galveston ozone non-attainment area, which is categorized as a "severe" non-attainment area under the Clean Air Act. "Severe" non-attainment areas are subject to more restrictive regulations for the issuance of air permits for new or modified facilities. In addition, existing sources of air emissions in the Houston-Galveston area are subject to stringent emission reduction requirements. Failure to comply with applicable air statutes or regulations may lead to the assessment of administrative, civil or criminal penalties, and/or result in the limitation or cessation of construction or operation of certain air emission sources. We believe our operations, including our manufacturing, processing and storage facilities and terminals, are in substantial compliance with applicable air emission control requirements.

     Clean Water Act. The Federal Water Pollution Control Act, also known as the Clean Water Act, and similar state laws require containment of potential discharges of contaminants into federal and state waters. Regulations promulgated under these laws require entities that discharge into federal and state waters obtain National Pollutant Discharge Elimination System ("NPDES") and/or state permits authorizing these discharges. The Clean Water Act and analogous state laws provide penalties for releases of unauthorized contaminants into the water and impose substantial liability for the costs of removing spills from such waters. In addition, the Clean Water Act and analogous state laws require that individual permits or coverage under general permits be obtained by covered facilities for discharges of stormwater runoff. We believe we will be able to obtain, or be included under, these Clean Water Act permits and that compliance with the conditions of such permits will not have a material effect on our operations.


     On August 7, 2000, a spill of molten sulfur occurred at our Stanolind terminal near Beaumont, Texas, which at the time was owned and operated by our affiliate Martin Gas Sales, Inc. The Texas Department of Health and Texas Natural Resource Conservation Commission investigated the spill and its clean-up. These agencies found that there was no impact on public health, and that there was no reason to remove the solidified sulfur from the river bottom. However, the United States attorney in Beaumont, Texas, initiated an investigation under the criminal provisions of the Clean Water Act. To avoid protracted litigation and possible criminal claims against employees, our affiliate Martin Gas Sales agreed to plead guilty to a single felony violation of the federal Clean Water Act and was sentenced to pay a $50,000 fine. As part of its plea agreement with the United States, Martin Gas Sales also agreed to implement a remedial program at our Stanolind terminal and our sulfur loading facility in Tampa, Florida. Martin Gas Sales instituted the remedial program as of March 1, 2002, and we believe that it has been substantially implemented, although it must remain in affect for five years. Martin Gas Sales does not have any contracts with the United States that might be affected by a debarment or listing proceeding, and the United States Attorney's Office has agreed to inform any agency initiating a debarment or listing

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proceeding of the implementation of the remedial program. A previous criminal conviction, however, may result in increased fines and other sanctions if Martin Gas Sales is subsequently convicted or pleads guilty to a similar offense in the future. Martin Resource Management will indemnify us under the omnibus agreement for any losses we suffer within five years of this offering that relate to or result from, this event.

     Oil Pollution Act. The Oil Pollution Act of 1990, as amended ("OPA") imposes a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. The OPA also requires that all newly constructed tank barges engaged in oil transportation in the United States be double hulled and all existing single hull tank barges be retrofitted with double hulls or phased out by 2015. Additionally, the OPA imposes other requirements, such as the preparation of an oil spill contingency plan. We believe we are substantially in compliance with all of these requirements.

     Safety Regulation. The Company's marine transportation operations are subject to regulation by the United States Coast Guard, federal laws, state laws and certain international treaties. Tank ships, pushboats, tugboats and barges are required to meet construction and repair standards established by the American Bureau of Shipping, a private organization, and the United States Coast Guard and to meet operational and safety standards presently established by the United States Coast Guard. We believe our marine operations and our terminals are in substantial compliance with current applicable safety requirements.

     Occupational Health Regulations. The workplaces associated with our manufacturing, processing, terminal and storage facilities are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. We believe we have conducted our operations in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances. In May 2001, Martin Resource Management paid a small fine in relation to the settlement of alleged OSHA violations at our facility in Plainview, Texas. Although we believe the amount of this fine and the nature of these violations were not, as an individual event, material to our business or operations, this violation may result in increased fines and other sanctions if we are cited for similar violations in the future. Our marine vessel operations are also subject to safety and operational standards established and monitored by the U.S. Coast Guard.

     In general, we expect to increase our expenditures relating to compliance with likely higher industry and regulatory safety standards such as those described above. These expenditures cannot be accurately estimated at this time, but we do not expect them to have a material adverse effect on our business.

     Jones Act. The Jones Act is a federal law that restricts maritime transportation between locations in the United States to vessels built and registered in the United States and owned and manned by United States citizens. Since we engage in maritime transportation between locations in the United States, we are subject to the provisions of the law. As a result, we are responsible for monitoring the ownership of our subsidiaries that engage in maritime transportation and for taking any remedial action necessary to insure that no violation of the Jones Act ownership restrictions occurs. The Jones Act also requires that all United States-flag vessels be manned by United States citizens. Foreign-flag seamen generally receive lower wages and benefits than those received by United States citizen seamen. This requirement significantly increases operating costs of United States-flag vessel operations compared to foreign-flag vessel operations. Certain foreign governments subsidize their nations' shipyards. This results in lower shipyard costs both for new vessels and repairs than those paid by United States-flag vessel owners. The United States Coast Guard and American Bureau of Shipping maintain the most stringent regime of vessel inspection in the world, which tends to result in higher regulatory compliance costs for United States-flag operators than for owners of vessels registered under foreign flags of convenience.

     Merchant Marine Act of 1936. The Merchant Marine Act of 1936 is a federal law that provides that, upon proclamation by the president of the United States of a national emergency or a threat to the national security, the United States Secretary of Transportation may requisition or purchase any vessel or

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

other watercraft owned by United States citizens (including us, provided that we are considered a United States citizen for this purpose.) If one of our pushboats, tugboats or tank barges were purchased or requisitioned by the United States government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our pushboats or tugboats is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We also would not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our pushboats, tugboats or tank barges.

EMPLOYEES


     We do not have any employees. Please read "Business -- Our Relationship with Martin Resource Management." Martin Resource Management employs approximately 285 individuals who provide direct support to our operations. None of these employees are represented by labor unions. To date, Martin Resource Management has not experienced any work stoppages.


LITIGATION

     We are a newly-created entity and we are not currently a party to any litigation.

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

                                   MANAGEMENT

MANAGEMENT OF MARTIN MIDSTREAM PARTNERS L.P.

     Martin Midstream GP LLC, as our general partner, will manage our operations and activities on our behalf. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. Unitholders will not directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. However, whenever possible, our general partner intends to seek indebtedness or other obligations that are non-recourse to our general partner.

     At least three directors of our general partner will serve on a conflicts committee to review specific matters that the directors believe may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates and must meet the independence standards to serve on an audit committee of a board of directors established by the Nasdaq National Market. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, the members of the conflicts committee will also serve on an audit committee that will review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls. The members of the conflicts committee will also serve on the compensation committee, which will oversee compensation decisions for the officers of our general partner as well as the compensation plans described below. The initial members of our conflicts committee, audit committee and compensation committee will be John P. Gaylord, C. Scott Massey and Richard D. Waters Jr. upon their admission to our board upon the completion of this offering.


     We are managed and operated by the directors and officers of our general partner. All of our operational personnel will be employees of Martin Resource Management. All of the officers of our general partner will spend a substantial amount of time managing the business and affairs of Martin Resource Management and its other affiliates. These officers may face a conflict regarding the allocation of their time between our business and the other business interests of Martin Resource Management. Our general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.


DIRECTORS AND EXECUTIVE OFFICERS OF MARTIN MIDSTREAM GP LLC

     The following table shows information for the directors and executive officers of our general partner. Executive officers and directors are elected for one-year terms.


NAME                        AGE                     POSITION WITH THE GENERAL PARTNER
----                        ---                     ---------------------------------
Ruben S. Martin...........  51    President, Chief Executive Officer and Director
Robert D. Bondurant.......  44    Executive Vice President and Chief Financial Officer
Donald R. Neumeyer........  54    Executive Vice President and Chief Operating Officer
Wesley M. Skelton.........  55    Executive Vice President, Chief Administrative Officer and Controller
Scott D. Martin...........  37    General Manager, Marine Operations and Director
John P. Gaylord...........  41    Director Nominee
C. Scott Massey...........  51    Director Nominee
Richard D. Waters Jr......  52    Director Nominee


     Ruben S. Martin will serve as President, Chief Executive Officer and a member of the Board of Directors of our general partner. Mr. Martin has served as President of Martin Resource Management since 1981 and has served in various capacities within the company since 1974. Mr. Martin has also served

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

as President of CF Martin Sulphur, LLC, since its inception in 2000. Mr. Martin holds a bachelor of science degree in industrial management from the University of Arkansas.


     Robert D. Bondurant will serve as Executive Vice President and Chief Financial Officer of our general partner. Mr. Bondurant joined Martin Resource Management in 1983 as Controller and subsequently was appointed Chief Financial Officer and a member of its Board of Directors in 1990. Mr. Bondurant served in the audit department at Peat Marwick, Mitchell and Co. from 1980 to 1983. Mr. Bondurant is also the Chief Financial Officer and Secretary of CF Martin Sulphur, LLC. Mr. Bondurant holds a bachelor of business administration degree in accounting from Texas A&M University and is a Certified Public Accountant, licensed in the state of Texas.



     Donald R. Neumeyer will serve as Executive Vice President and Chief Operating Officer of our general partner. Mr. Neumeyer joined Martin Resource Management in March of 1982 as an operations manager. He has served as Vice President of Operations and Chief Operating Officer since 1983 and as a Director since 1990. From 1978 to 1982 Mr. Neumeyer was employed by Crystal Oil Company of Shreveport, Louisiana as Vice President of Marketing, Refining and Gas Processing. From 1970 to 1978 Mr. Neumeyer was employed by Mobil Oil Corporation in various capacities within its pipeline, crude oil, and gas liquid operations. Mr. Neumeyer holds a bachelor of science in mechanical engineering from Southern Methodist University in Dallas and is a registered professional engineer in the state of Texas.


     Wesley M. Skelton will serve as Executive Vice President, Controller and Chief Administrative Officer of our general partner. Mr. Skelton joined Martin Resource Management in 1981 and has served as Chief Administrative Officer since 1981 and a Director since 1990. Prior to joining Martin Resource Management, Mr. Skelton served as Treasurer of First Federal Savings & Loan, Marshall Texas from January 1977 through January 1981 and was employed by Peat Marwick Mitchell & Co from August 1973 through January 1977. Mr. Skelton holds a bachelor of business administration degree from the University of Texas, and is a Certified Public Accountant licensed in the state of Texas.

     Scott D. Martin will serve as General Manager, Marine Operations and as a member of the Board of Directors of our general partner. Mr. Martin has served as a Director of Martin Resource Management since 1990. He currently serves as General Manager of Martin Gas Marine and has held a variety of positions in marketing, transportation, terminalling, finance, operations and business development with Martin Resource Management since 1980. Mr. Martin holds a bachelor of science degree in business administration from University of Arkansas, where he is a member of the Walton Business School advisory board.

     John P. Gaylord will serve as a member of the Board of Directors of our general partner upon the completion of this offering. Mr. Gaylord has served as the President of Jacintoport Terminal Company since 1992. He originally joined Jacintoport Terminal Company when it was founded in 1989 as Vice President of Finance. Jacintoport Terminal Company is the general partner of Chartco Terminal L.P. which has storage and terminalling operations in Houston, Texas. Mr. Gaylord holds a bachelor of arts degree from Texas Christian University and a masters of business administration degree from Southern Methodist University.

     C. Scott Massey will serve as a member of the Board of Directors of our general partner upon the completion of this offering. Mr. Massey has been self employed as a Certified Public Accountant since 1999. From 1977 to 1998, Mr. Massey worked for KPMG Peat Marwick, LLP in various positions, including, most recently, as a Partner in the firm's Tax Practice -- Energy, Real Estate, Timber from 1986 to 1998. Mr. Massey received a bachelor of business administration degree from the University of Texas at Austin and a juris doctor degree from the University of Houston. Mr. Massey is a Certified Public Accountant, licensed in the states of Louisiana and Texas.

     Richard D. Waters, Jr. will serve as a member of the Board of Directors of our general partner upon the completion of this offering. Mr. Waters is a partner of JPMorgan Partners, the private equity investing arm of J.P. Morgan Chase & Co. Prior to joining Chase Capital Partners, the predecessor to JPMorgan Partners, in 1996, Mr. Waters had served in Chase's Merchant Banking Group since 1986. Mr. Waters

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

also serves as a director of NuCo2 Inc. Mr. Waters received a bachelor of arts degree in economics from Hamilton College and a master of business administration degree from Columbia University.

REIMBURSEMENT OF EXPENSES OF OUR GENERAL PARTNER

     Our general partner will not receive a management fee or other compensation for its management of Martin Midstream Partners L.P. Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf. All direct general and administrative expenses will be charged to us as incurred. Indirect general and administrative and corporate overhead costs relate to centralized corporate functions that we share with Martin Resource Management, including certain accounting, treasury, engineering, information technology, insurance, administration of employee benefit plans and other corporate services. The reimbursement amount with respect to indirect general and administrative and corporate overhead expenses will not exceed $1.0 million for the first year. For each of the following four years, this amount may be increased by no more than the percentage increase in the consumer price index and is also subject to adjustment for expansions of our operations. General and administrative expenses directly associated with providing services to us (such as legal and accounting services) are not included in the overhead allocation pool and are therefore not subject to the $1.0 million cap. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. Please read "Certain Relationships and Related Transactions -- Omnibus Agreement."

EXECUTIVE COMPENSATION

     We and our general partner were formed in June 2002. Accordingly, our general partner paid no compensation to its directors and officers with respect to the 2001 fiscal year. We have not accrued any obligations with respect to management incentive or retirement benefits for our directors and officers for the 2001 fiscal year. Officers and employees of our general partner may participate in employee benefit plans and arrangements sponsored by Martin Resource Management, including plans which may be established by Martin Resource Management in the future.

COMPENSATION OF DIRECTORS

     Officers of our general partner who also serve as directors will not receive additional compensation. Our general partner anticipates that each independent director will receive compensation for attending meetings of the directors as well as committee meetings. The amount of compensation to be paid to the independent directors has not yet been determined. In addition, each independent director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the directors or committees thereof. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.


MARTIN MIDSTREAM PARTNERS L.P. LONG-TERM INCENTIVE PLAN



     Our general partner has adopted the Martin Midstream Partners L.P. Long-Term Incentive Plan for employees and directors of our general partner and employees of its affiliates who perform services for us. The long-term incentive plan consists of two components, restricted units and unit options. The long-term incentive plan currently permits the grant of awards covering an aggregate of 725,000 common units, 241,667 of which may be awarded in the form of restricted units and 483,333 of which may be awarded in the form of unit options. The plan is administered by the compensation committee of our general partner's board of directors.



     Our general partner's board of directors in its discretion may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our general partner's board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be reserved for issuance under the plan subject to any applicable unitholder approval. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.



  RESTRICTED UNITS



     A restricted unit is a "phantom" unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit, or in the discretion of the compensation committee, cash equivalent to the value of a common unit. The compensation committee may determine to make grants under the plan to employees and directors containing such terms as the compensation committee shall determine under the plan. The compensation committee will determine the period over which restricted units granted to employees and directors will vest. The committee may base its determination upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change of control of us, our general partner or Martin Resource Management or if our general partner ceases to be an affiliate of Martin Resource Management.



     If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered upon the vesting of restricted units may be common units acquired by our general partner in the open market, common units already owned by our general partner, common units acquired by our general partner directly from us or any other person or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units upon vesting of the restricted units, the total number of common units outstanding will increase. The committee responsible for the administration of the long-term incentive plan, in its discretion, may grant distribution equivalent rights with respect to any additional restricted unit grants.



     We intend the issuance of the common units upon vesting of the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.



  UNIT OPTIONS



     The long-term incentive plan currently permits the grant of options covering common units. At the time of this offering, we will not grant common unit options to directors or employees of our general partner, or employees of its affiliates or members of senior management. In the future, the compensation committee may determine to make grants under the plan to employees and directors containing such terms as the committee shall determine. Unit options will have an exercise price that, in the discretion of the committee, may not be less than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, the unit options will become exercisable upon a change in control of us, our general partner, Martin Resource Management or if our general partner ceases to be an affiliate of Martin Resource Management or upon the achievement of specified financial objectives.



     Upon exercise of a unit option, our general partner will acquire common units in the open market or directly from us or any other person or use common units already owned by our general partner, or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the difference between the cost incurred by our general partner in acquiring these common units and the proceeds received by our general partner from an optionee at the time of exercise. Thus, the cost of the unit options will be borne by us. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and our general partner will pay us the proceeds it received from the optionee upon exercise of the unit option. The unit option plan has been designed to furnish additional compensation to employees and directors and to align their economic interests with those of common unitholders.


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


MARTIN RESOURCE MANAGEMENT EMPLOYEE BENEFIT PLANS



     Martin Resource Management has employee benefit plans for its employees and consultants who perform services for us. The following summary of these plans is not complete but outlines the material provisions of these plans.


     Martin Resource Management Employee Stock Ownership Plan. Martin Resource Management maintains an employee stock ownership plan that covers employees who satisfy certain minimum age and service requirements. This employee stock ownership plan is referred to in this prospectus as the "ESOP." Under the terms of the ESOP, Martin Resource Management has the discretion to make contributions in an amount determined by its board of directors. Those contributions are allocated under the terms of the ESOP and invested primarily in the common stock of Martin Resource Management. Participants in the ESOP become 100% vested upon completing five years of vesting service or upon their attainment of age 65, permanent disability or death during employment. Any forfeitures of non-vested accounts are allocated to the accounts of employed participants. Except for rollover contributions, participants are not permitted to make contributions to the ESOP.

     Martin Resource Management Profit Sharing Plan. Martin Resource Management maintains a profit sharing plan that covers employees who satisfy certain minimum age and service requirements. This profit sharing plan is referred to in this prospectus as the "401(k) Plan." Eligible employees may elect to participate in the 401(k) Plan by electing pre-tax contributions up to 15% of their regular compensation and/or a portion of their discretionary bonuses. Matching contributions are made to the 401(k) Plan in a percentage determined in the discretion of the board of directors of Martin Resource Management. Participants in the 401(k) Plan become 100% vested in matching contributions made for them upon completing five years of vesting service or upon their attainment of age 65, permanent disability or death during employment.

     Martin Resource Management Phantom Stock Plan. Under Martin Resource Management's phantom stock plan, phantom stock units granted thereunder have a ten year life and are non-transferable. Each recipient may exercise an election to receive either

     - an equivalent number of shares of Martin Resource Management or

     - cash based on the latest valuation of the shares of common stock of Martin Resource Management held by the ESOP.

Any common stock of Martin Resource Management received cannot be pledged or encumbered. The recipient must sign an agreement waiving any voting rights with respect to shares received. Cash elections are paid in five equal annual installments. A put option, exercisable at the then fair market value of the common stock, is exercisable by the employee in the event Martin Resource Management is sold prior to an employee's election to receive common stock or cash.

     Martin Resource Management Non-Qualified Option Plan. In September 1999, Martin Resource Management adopted a stock option plan designed to retain and attract qualified management personnel, directors and consultants. Under the plan, Martin Resource Management is authorized to issue to qualifying parties from time to time options to purchase up to 1,000 shares of its common stock with terms not to exceed ten years from the date of grant and at exercise prices generally not less than fair market value on the date of grant.

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

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of our units that will be issued upon the closing of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by directors of our general partner, by each named executive officer and by all directors and officers of our general partner as a group.

                                                  PERCENTAGE OF                  PERCENTAGE OF   PERCENTAGE OF
                                      COMMON         COMMON       SUBORDINATED   SUBORDINATED     TOTAL UNITS
                                   UNITS TO BE     UNITS TO BE    UNITS TO BE     UNITS TO BE        TO BE
                                   BENEFICIALLY   BENEFICIALLY    BENEFICIALLY   BENEFICIALLY    BENEFICIALLY
NAME OF BENEFICIAL OWNER              OWNED           OWNED          OWNED           OWNED           OWNED
------------------------           ------------   -------------   ------------   -------------   -------------
Martin Resource Management.......        --             --         4,253,362          100%           58.6%
Ruben S. Martin(1)...............        --             --         4,253,362          100%           58.6%
Scott D. Martin(1)...............        --             --         4,253,362          100%           58.6%
Donald R. Neumeyer...............        --             --                --           --              --
Wesley M Skelton.................        --             --                --           --              --
Robert D. Bondurant..............        --             --                --           --              --
John P. Gaylord..................        --             --                --           --              --
C. Scott Massey..................        --             --                --           --              --
Richard D. Waters Jr. ...........        --             --                --           --              --
All directors and executive
  officers as a group (8
  persons).......................        --             --                --          100%           58.6%

---------------

(1) Includes the 4,253,362 subordinated units owned directly by Martin Resource Management. Ruben S. Martin beneficially owns securities in Martin Resource Management representing approximately 43.3% of the voting power thereof and serves as its Chairman of the Board and President. Scott D. Martin owns securities in Martin Resource Management representing approximately 43.3% of the voting power thereof and serves on its Board of Directors. As a result, each of Ruben S. Martin and Scott D. Martin may be deemed to be the beneficial owner of the subordinated units owned by Martin Resource Management.

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

     Martin Resource Management owns our general partner and, together with our general partner, owns approximately 58.6% of our outstanding units. The table below sets forth information as of the date of this prospectus concerning (i) the beneficial ownership of the redeemable preferred stock of Martin Resource Management, (ii) each person owning in excess of 5% of common stock of Martin Resource Management, and (iii) the common stock ownership of (a) each director of Martin Resource Management, (b) each executive officer of Martin Resource Management, and (c) all such executive officers and directors of Martin Resource Management as a group. Except as indicated, each individual has sole voting and investment power over all shares listed opposite his or her name.


                                                         BENEFICIAL OWNERSHIP OF
                               BENEFICIAL OWNERSHIP OF         REDEEMABLE
                                    COMMON STOCK             PREFERRED STOCK
                               -----------------------   -----------------------    PERCENT OF
                               NUMBER OF   PERCENT OF    NUMBER OF   PERCENT OF    TOTAL VOTING
NAME OF BENEFICIAL OWNER(1)     SHARES     OUTSTANDING    SHARES     OUTSTANDING      POWER
---------------------------    ---------   -----------   ---------   -----------   ------------
Terence Sean Martin..........    1,269        15.1%         2,527       16.6%          16.1%
R.S. Martin Jr. Children's
  Trust No. One f/b/o Angela
  Santi Jones(2).............    1,278        15.2%            --         --            5.4%
Martin Resource Management
  Corporation Employee Stock
  Ownership Trust(3).........      735         8.7%            --         --            3.1%
Martin Grandchild's Trust
  f/b/o Angela Jones(4)......       --          --          2,527       16.6%          10.7%
RSM, III Investments,
  Ltd.(5)....................    2,267        27.0%            --         --            9.6%
SKM Partnership, Ltd.(6).....    2,560        30.5%            --         --           10.8%
Ruben S. Martin(2)(3)(4)(5)..    4,574        54.4%         7,600       50.0%          51.6%
Scott D.
  Martin(2)(3)(4)(6).........    4,573        54.4%         7,600       50.0%          51.6%
Donald R. Neumeyer(7)........       36           *             --         --             --
Wesley M. Skelton(3)(7)......      763         9.0%            --         --             --
Robert D. Bondurant(7).......      100         1.2%            --         --             --
Executive officers and
  directors as a Group (5
  individuals)...............    7,298        85.2%        12,673       83.4%          83.9%


---------------

 *  Represents less than 1.0%

(1) The business address of each shareholder, director and executive officer of Martin Resource Management is c/o Martin Resource Management Corporation, 4200 Stone Road, Kilgore, Texas 75662.

(2) Ruben S. Martin and Scott D. Martin are the co-trustees of the R.S. Martin Jr. Children's Trust No. One f/b/o Angela Santi Jones and exercise shared control over the voting and disposition of the securities owned by this trust. As a result, these persons may be deemed to be the beneficial owners of the securities held by such trust; thus, the number of shares of common stock reported herein as beneficially owned by such individuals includes the 1,278 shares owned by such trust.

(3) Ruben S. Martin, Scott D. Martin and Wesley M. Skelton are the co-trustees of the Martin Resource Management Corporation Employee Stock Ownership Trust and exercise shared control over the voting and disposition of the securities owned by this trust. As a result, these persons may be deemed to be the beneficial owners of the securities held by such trust; thus, the number of shares of common stock reported herein as beneficially owned by such individuals includes the 735 shares owned by such trust. Mr. Skelton disclaims beneficial ownership of these 735 shares.


(4) Ruben S. Martin is the trustee and Scott D. Martin is the successor trustee of the Martin Grandchild's Trust f/b/o Angela Jones and exercise shared control over the voting and disposition of the securities owned by this trust. As a result, these persons may be deemed to be the beneficial owners of the securities held by such trust; thus, the number of shares of redeemable preferred stock reported herein as beneficially owned by such individuals includes the 2,527 shares owned by such trust.

(5) Ruben S. Martin is the beneficial owner of the general partner of RSM, III Investments, Ltd. and exercises control over the voting and disposition of the securities owned by this entity. As a result, he may be deemed to be the beneficial owner of the securities held by such entity; thus, the number of shares of preferred stock reported herein as beneficially owned by such individual includes the 2,267 shares owned by such entity.


(6) Scott D. Martin is the beneficial owner of the general partner of SKM Partnership, Ltd. and exercises control over the voting and disposition of the securities owned by this entity. As a result, he may be deemed to be the beneficial owner of the securities held by such entity; thus, the number of shares of preferred stock reported herein as beneficially owned by such individual includes the 2,560 shares owned by such entity.



(7) Messrs. Neumeyer, Skelton and Bondurant have the right to acquire 36, 28 and 100 shares, respectively, by virtue of options issued under Martin Resource Management's nonqualified stock option plan.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     After this offering, Martin Resource Management will own 4,253,362 subordinated units representing an approximate 57.5% limited partner interest in us. Our general partner will be a wholly-owned subsidiary of Martin Resource Management. Our general partner will own a 2.0% general partner interest in us and the incentive distribution rights. Our general partner's ability, as general partner, to manage and operate us, and Martin Resource Management's ownership of an approximate 57.5% limited partner interest in us, effectively gives Martin Resource Management the ability to veto some of our actions and to control our management.

DISTRIBUTIONS AND PAYMENTS TO THE GENERAL PARTNER AND ITS AFFILIATES

     The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

  FORMATION STAGE

The consideration received by
our general partner and Martin
Resource Management for the
transfer of assets to us......   - 4,253,362 subordinated units;

                                 - 2% general partner interest; and

                                 - the incentive distribution rights.

  OPERATIONAL STAGE

Distributions of available
cash to our general partner...   We will generally make cash distributions 98%
                                 to our unitholders, including Martin Resource
                                 Management as holder of all of the subordinated units, and 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50%
                                 of the distributions above the highest target level as a result of its incentive distribution rights.

                                 Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive distributions of approximately $0.3 million on its 2.0% general partner interest and Martin Resource Management would receive an aggregate annual distribution of approximately $8.5 million on its subordinated units.

Payments to our general
partner and its affiliates....   Martin Resource Management will be entitled to
                                 reimbursement for all direct and indirect expenses it or our general partner incur on our behalf, including general and administrative expenses. The direct expenses include the salaries and benefit costs employees of Martin
                                 Resource Management who provide services to us.
                                 Our general partner has sole discretion in determining the amount of these expenses. The indirect expenses include general and administrative expenses and an allocation of its corporate overhead. The reimbursement amount with respect to indirect general and administrative expenses and the corporate overhead allocation will not exceed $1.0 million for the first year following this offering. For each of the following four years, this amount may be increased by no more than percentage increase in the consumer price index for the applicable year. Please read
                                 "-- Omnibus Agreement."

Withdrawal or removal of our
general partner...............   If our general partner withdraws or is removed,
                                 its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests.
                                 Please read "The Partnership
                                 Agreement -- Withdrawal or Removal of the
                                 General Partner."

  LIQUIDATION STAGE

Liquidation...................   Upon our liquidation, the partners, including
                                 our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

AGREEMENTS GOVERNING THE TRANSACTIONS

     We and Martin Resource Management have entered into or will enter into the various agreements that will effect the transactions relating to this offering, including the vesting of our assets in, and the assumption of liabilities by, our us or our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations and consequently may not be as favorable to us as they might have been if we had negotiated them with unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

OMNIBUS AGREEMENT

     Upon the closing of this offering, we and our general partner will enter into an omnibus agreement with Martin Resource Management that will govern, among other things, potential competition and

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


indemnification obligations among the parties to the agreement, related party transactions, the provision of general administration and support services by Martin Resource Management and our use of certain of Martin Resource Management's tradenames and trademarks.


     Non-Competition Provisions. Martin Resource Management will agree for so long as Martin Resource Management controls the general partner not to engage in the business of:

     - providing marine transportation of hydrocarbon products and by-products;

     - providing terminalling services for hydrocarbon products and by-products;

     - distributing LPGs; and

     - manufacturing and selling fertilizer products and other sulfur-related products.

This restriction will not apply to:

     - the operation on our behalf of any asset or group of assets owned by us or our affiliates;

     - any business operated by Martin Resource Management at the closing of this offering, including the following:

      - providing land transportation of various liquids,

      - distributing fuel oil, sulfuric acid, marine fuel and other liquids,

      - providing marine bunkering and other shore-based marine services in Mobile, Alabama,

      - operating a small crude oil gathering business in Stephens, Arkansas,

      - operating an underground LPG storage facility in Arcadia, Louisiana, and

      - operating, solely for our account, a LPG truck loading and unloading and pipeline distribution terminal in Mont Belvieu, Texas.

     - any business that Martin Resource Management acquires or constructs that has a fair market value of less than $5.0 million;

     - any business that Martin Resource Management acquires or constructs that has a fair market value of $5.0 million or more if we have been offered the opportunity to purchase the business for fair market value, and we decline to do so with the concurrence of our conflicts committee; and

     - any business that Martin Resource Management acquires or constructs where a portion of such business includes a restricted business and the fair market value of the restricted business is $5.0 million or more and represents less than 20% of the aggregate value of the entire business to be acquired or constructed; provided that, following completion of the acquisition or construction, we are provided the opportunity to purchase the restricted business.


     Indemnification Provisions. Under the omnibus agreement, Martin Resource Management will indemnify us for five years after the closing of this offering against:



     - certain potential environmental liabilities associated with the operation of the assets contributed to us, and assets retained, by Martin Resource Management that relate to events or conditions occurring or existing before the closing of this offering, and



     - any payments we are required to make, as a successor in interest to affiliates of Martin Resource Management, under environmental indemnity provisions contained in the contribution agreement associated with the contribution of assets by Martin Resource Management to CF Martin Sulphur, L.P. in November 2000.


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


     However, Martin Resource Management's maximum liability for this indemnification obligation will not exceed $7.5 million. Martin Resource Management will also indemnify us for liabilities relating to:


     - legal actions currently pending against Martin Resource Management;

     - events and conditions associated with any assets retained by Martin Resource Management;

     - certain defects in the title to the assets contributed to us by Martin Resource Management that arise within three years after the closing of this offering to the extent such defects materially and adversely affect our ownership and operation of such assets;

     - our failure to obtain certain consents and permits necessary to conduct our business to the extent such liabilities arise within three years after the closing of this offering; and

     - certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time that they were contributed.

     Services. Under the omnibus agreement, Martin Resource Management will provide us with corporate staff and support services that are substantially identical in nature and quality to the services previously provided by Martin Resource Management in connection with its management and operation of our assets during the one-year period prior to the closing date. These services will include centralized corporate functions, such as accounting, treasury, engineering, information technology, insurance, administration of employee benefit plans and other corporate services. Martin Resource Management will be reimbursed for the costs and expenses it incurs in rendering these services, including an overhead allocation to us of Martin Resource Management's indirect general and administrative expenses from its corporate allocation pool. The reimbursement amount with respect to indirect general and administrative expenses and the corporate overhead allocation will not exceed $1.0 million for the first year. For each of the following four years, this amount may be increased by no more than the percentage increase in the consumer price index for the applicable year. In addition, our general partner may agree, with the consent of the conflicts committee of our general partner, to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses. After this five-year period, our general partner will determine the general and administrative expenses that will be allocated to us. Administrative and general expenses directly associated with providing services to us (such as legal and accounting services) are not included in the overhead allocation pool and are therefore not subject to the $1.0 million cap. The provisions of the omnibus agreement regarding Martin Resource Management's services will terminate if Martin Resource Management ceases to control our general partner.


     Related Party Transactions. The omnibus agreement prohibits us from entering into any material agreement with Martin Resource Management without the prior approval of the conflicts committee of our general partner's board of directors. For purposes of the omnibus agreement, the term material agreements means any agreement between us and Martin Resource Management that requires aggregate annual payments in excess of then-applicable limitation on the reimbursable amount of indirect general and administrative expenses. Please read "-- Services" above.


     License Provisions. Under the omnibus agreement, Martin Resource Management will grant us a nontransferable, nonexclusive, royalty-free right and license to use certain of its tradenames and marks, as well as the tradenames and marks used by some of its affiliates.


     Management of CF Martin Sulphur, L.P. Subject to the limitations referred to below, Martin Resource Management agrees that it will exercise its management rights regarding the operations of CF Martin Sulphur, L.P. in a manner that it reasonably believes is in our best interests. Martin Resource Management also agreed that it will not approve or consent to any amendment to the CF Martin Sulphur, L.P. partnership agreement without our prior written consent. Please read "Business -- CF Martin Sulphur, L.P." for a discussion of Martin Resource Management's management rights regarding the operations of CF Martin Sulphur, L.P. However, in no event will persons affiliated with Martin Resource Management who serve as managers of CF Martin Sulphur L.L.C., the general partner of CF Martin Sulphur, L.P., be required to act in any manner that such person reasonably believes would violate law or constitute a breach of a fiduciary or similar duty. Martin Resource Management also agrees that it will neither sell its or our interest in CF Martin Sulphur, L.P., nor purchase an interest of a third party in the partnership, in accordance with the partnership agreement of CF Martin Sulphur, L.P. without our written consent and, in some cases, only as directed by us. In the event we and Martin Resource Management agree to purchase an interest of a third party in CF Martin Sulphur, L.P., we agree that the purchase price for and ownership of such interest will be allocated between us in accordance with our respective ownership percentages in the partnership.


     Amendment and Termination. The omnibus agreement may be amended by written agreement of the parties; provided, however that it may not be amended without the approval of the conflicts committee of our general partner if such amendment would adversely affect the unitholders. The omnibus agreement, other than the indemnification provisions and the provisions limiting the amount for which we will reimburse Martin Resource Management for general and administrative services performed on our behalf, will terminate if we are no longer an affiliate of Martin Resource Management.

  MOTOR CARRIER AGREEMENT

     Upon the closing of this offering, we will enter into a motor carrier agreement with Martin Transport, Inc., a wholly owned subsidiary of Martin Resource Management through which Martin Resource Management operates its land transportation operations. Under the agreement, Martin Transport will agree to ship our LPG shipments as well as other liquid products.

     Term and Pricing. This agreement will have a three-year term and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Our shipping rates will be fixed for the first year of the agreement, subject to adjustments resulting from cost items imposed on Martin Transport as the result of circumstances beyond Martin Transport's control and affecting similarly-situated private trucking companies. Thereafter, these rates will be adjusted on at least an annual basis as negotiated by the parties. In the event the parties are not able to agree on adjustments, the rates previously in effect will be adjusted according to a price index. Shipping charges under the agreement are also subject to a fuel surcharge determined each week in accordance with in the most recent U.S. Department of Energy's national diesel price index.

     Indemnification. Martin Transport will indemnify us against all claims arising out of the negligence or willful misconduct of Martin Transport and its officers, employees, agents, representatives and subcontractors. We will indemnify Martin Transport against all claims arising out of the negligence or willful misconduct of us and our officers, employees, agents, representatives and subcontractors. In the event a claim is the result of the joint negligence or misconduct of Martin Transport and us, our indemnification obligations will be shared in proportion to each party's allocable share of such joint negligence or misconduct.

  OTHER AGREEMENTS

     Terminal Services Agreement. We will enter into a terminal services agreement with Martin Resource Management under which we will provide the following services for Martin Resource Management at our terminals:

     - we will unload, transfer and store products received from vessels or trucks at the terminal; and

     - we will transfer products stored at the terminal to vessels or trucks.

This agreement will have a three-year term and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term.

     Marine Transportation Agreement. We will enter into a marine transportation agreement under which we will provide marine transportation services to Martin Resource Management on a spot-contract basis at applicable market rates. This agreement will have a three-year term and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Additionally, Martin Resource Management will agree for a three year period to use our four vessels that are currently not subject to term agreements in a manner such that we will receive at least $5.6 million annually for the use of these vessels by Martin Resource Management and third parties.

     Underground Storage Agreement. We will enter into a product storage agreement with Martin Resource Management under which we will lease storage space at Martin Resource Management's underground storage facility located in Arcadia, Louisiana. This agreement will have a three-year term and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Our per-unit cost under this agreement will be fixed for the first year of the agreement and will be adjusted annually based on a price index. We will indemnify Martin Resource Management from any damages resulting from our delivery of products that are contaminated or otherwise fail to conform to the product specifications established in the agreement, as well as any damages resulting from our transportation, storage, use or handling of products.


     Marine Fuel. We will enter into an agreement with Martin Resource Management under which Martin Resource Management will provide us with marine fuel at its docks located in Mobile, Alabama, Theodore, Alabama, Pascagoula, Mississippi and Tampa, Florida. We will agree to purchase all of our marine fuel requirements that occur in the areas services by these docks under this agreement. Martin Resource Management will provide fuel at a set margin of $.035 above its cost on a spot-contract basis. This agreement will have a three-year term and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term.


     Sulfuric Acid. We will enter into an agreement with Martin Resource Management under which Martin Resource Management will provide sulfuric acid for our Plainview facility. We will agree to purchase all of our sulfuric acid requirements for our Plainview facility under this agreement. Martin Resource Management will provide sulfuric acid at a set margin of $4.00 per short ton above its cost on a spot-contract basis. This agreement will have a three-year term and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term.

     Throughput Agreement. We will enter into a three-year throughput agreement under which Martin Resource Management will agree to provide us with sole access to and use of a LPG truck loading and unloading and pipeline distribution terminal located at Mont Belvieu, Texas. This agreement will have a three-year term and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Our throughput fees will be fixed for the first year of the agreement and will be adjusted annually based on an index price.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

CONFLICTS OF INTEREST

     Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Martin Resource Management), on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, the directors of our general partner have fiduciary duties to manage us in a manner beneficial to us and our unitholders.

     The partnership agreement contains provisions that allow our general partner to take into account the interests of parties in addition to our interests when resolving conflicts of interest. In effect, these provisions limit our general partner's fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty. Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. At the request of our general partner or as required by the omnibus agreement, a conflicts committee of the directors of our general partner will review conflicts of interest. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is considered fair and reasonable to us. Any resolution is considered fair and reasonable to us if that resolution is:


     - approved by the conflicts committee, although no party is obligated to seek approval and our general partner may adopt a resolution or course of action that has not received approval;

     - on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

     - fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

     Unless the resolution is specifically provided for in the partnership agreement, when resolving a conflict, our general partner may consider:

     - the relative interests of the parties involved in the conflict or affected by the action;

     - any customary or accepted industry practices or historical dealings with a particular person or entity; and

     - generally accepted accounting practices or principles and other factors it considers relevant, if applicable.


     Unless our general partner has acted in bad faith when resolving a conflict of interest in accordance with these standards, the action taken by the general partner to resolve the conflict of interest will not constitute a breach of its fiduciary duties.


     Conflicts of interest could arise in the situations described below, among others:

  ACTIONS TAKEN BY OUR GENERAL PARTNER MAY AFFECT THE AMOUNT OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS OR ACCELERATE THE RIGHT TO CONVERT SUBORDINATED UNITS.

     The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

     - the amount and timing of asset purchases and sales;

     - cash expenditures;

     - borrowings;

     - the issuance of additional units; and

     - the creation, reduction or increase of reserves in any quarter.

     In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to the unitholders, including borrowings that have the purpose or effect of:

     - enabling our general partner to receive distributions on any subordinated units or the incentive distribution rights; or

     - accelerating the expiration of the subordination period.

     For example, if we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and on our subordinated units, then the partnership agreement

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

permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "Cash Distribution Policy -- Subordination Period."

     The partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating partnership or our other subsidiaries.

  WE DO NOT HAVE OFFICERS OR EMPLOYEES AND RELY SOLELY ON OFFICERS AND EMPLOYEES OF OUR GENERAL PARTNER AND MARTIN RESOURCE MANAGEMENT.

     We do not have officers or employees and will rely solely on officers and employees of Martin Resource Management. Martin Resource Management conducts businesses and activities of its own in which we have no economic interest. There could be material competition for the time and effort of these officers and employees. The officers of our general partner are not required to work full time on our affairs. These officers are required to devote significant time to the affairs of Martin Resource Management and are compensated by it for the services rendered to it.

  WE WILL REIMBURSE OUR GENERAL PARTNER AND MARTIN RESOURCE MANAGEMENT FOR THEIR EXPENSES.


     We will reimburse our general partner and Martin Resource Management for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. The reimbursement amount with respect to indirect general and administrative services and our allocation of Martin Resource Management's corporate overhead will not exceed $1.0 million for the first year following this offering. This cap may be increased in subsequent years. Administrative and general expenses directly associated with providing services to us (such as legal and accounting services) are not included in the overhead allocation pool and are therefore not subject to the $1.0 million cap. Because we are obligated to reimburse our general partner for all direct expenses it incurs on our behalf, there is no maximum amount that we may pay our general partner. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.


  OUR GENERAL PARTNER INTENDS TO LIMIT ITS LIABILITY REGARDING OUR OBLIGATIONS.

     Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

  MARTIN RESOURCE MANAGEMENT HAS JOINT CONTROL OVER CF MARTIN SULPHUR, L.P.

     We own a non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership created in November 2000 by Martin Resource Management and CF Industries. CF Industries owns the other 49.5% limited partner interest. CF Martin Sulphur, L.P. is managed by its general partner, CF Martin Sulphur, L.L.C., which is owned equally by CF Industries and Martin Resource Management. Each of Martin Resource Management and CF Industries is entitled to elect two managers to the four-person board of managers of the general partner of CF Martin Sulphur, L.P. and, as a result of this ownership and management structure, neither Martin Resource Management nor CF Industries has individual control over CF Martin Sulphur, L.P. The general partner of CF Martin Sulphur, L.P. has fiduciary duties to act in the best interests of CF Martin Sulphur, L.P. and its limited partners. As a result, the general partner of CF Martin Sulphur, L.P. may make decisions that are in the best interests of CF Martin Sulphur, L.P. but that may not be in our best interest. These decisions may relate to, among other matters, cash distributions to partners (including us as a limited partner), capital expenditures, borrowings, issuance of new partnership securities and operations. For a more detailed discussion of the ownership and management structure of CF Martin Sulphur, L.P., please read "Business -- CF Martin

Sulphur, L.P. -- Management and Ownership." Martin Resource Management also conducts the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement. Therefore, the management and operation of CF Martin Sulphur, L.P. may place Martin Resource Management in circumstances involving conflicting or competing duties it may owe to us, our general partner, shareholders of Martin Resource Management, its other affiliates and/or CF Martin Sulphur, L.P.

  COMMON UNITHOLDERS WILL HAVE NO RIGHT TO ENFORCE OBLIGATIONS OF OUR GENERAL PARTNER AND ITS AFFILIATES UNDER AGREEMENTS WITH US.

     Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

  CONTRACTS BETWEEN US, ON THE ONE HAND, AND OUR GENERAL PARTNER AND ITS AFFILIATES, ON THE OTHER, WILL NOT BE THE RESULT OF ARM'S-LENGTH NEGOTIATIONS.

     The partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates, including Martin Resource Management, on our behalf. Neither the partnership agreement nor any of the other agreements, contracts or arrangements between us and our general partner and its affiliates are or will be the result of arm's-length negotiations. Our partnership agreement provides that all of these transactions entered into after the sale of the common units in this offering are to be on terms that are fair and reasonable to us.

     Our general partner and its affiliates, including Martin Resource Management, will have no obligation to permit us to use any of their facilities or assets, except as may be provided in contracts entered into specifically dealing with that use. Martin Resource Management is not obligated to enter into any contracts of this kind.

  COMMON UNITS ARE SUBJECT TO OUR GENERAL PARTNER'S LIMITED CALL RIGHT.

     Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read "The Partnership Agreement -- Limited Call Right."

  WE MAY NOT CHOOSE TO RETAIN SEPARATE PROFESSIONALS FOR OURSELVES OR FOR THE HOLDERS OF COMMON UNITS.

     Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates, including Martin Resource Management. We may retain separate counsel for ourselves or the holders of common units if a conflict of interest arises between Martin Resource Management, our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

  OUR GENERAL PARTNER'S AFFILIATES MAY COMPETE WITH US.

     The partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Except as provided in the partnership agreement and the omnibus agreement, affiliates of our general partner, including Martin Resource Management, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Please read our Form of Amended and Restated Agreement of Limited Partnership that is included as Exhibit A to this prospectus.

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

FIDUCIARY RESPONSIBILITIES


     Our general partner is accountable to us and our unitholders as a fiduciary. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, reduce or expand the fiduciary duties owed by the general partner to limited partners and the partnership. Please read "Certain Relationships and Related
Transactions -- Omnibus Agreement."



     The partnership agreement contains various provisions reducing the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner's directors have fiduciary duties to manage our general partner in a manner beneficial both to Martin Resource Management and its shareholders, as well as to you. Without these modifications, our general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit the general partner by enabling it to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described above. These modifications also strengthen the ability our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below.



     The following is a summary of:



        - the fiduciary duties imposed on our general partner by the Delaware
          Act,



        - material modifications of these duties contained in our partnership agreement, and



        - certain rights and remedies of unitholders contained in the Delaware Act.


State-law fiduciary duty
standards.....................   Fiduciary duties are generally considered to
                                 include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified
standards.....................   The partnership agreement contains provisions
                                 that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the partnership agreement permits our general partner to make a number of decisions in its "sole discretion." This entitles our general partner to consider only the interests and factors that it desires without giving any consideration to our interests or the interests of our limited partner. Other provisions of the partnership agreement provide that our general partner's actions must be made in its reasonable discretion. These standards reduce the obligations to which our general partner would otherwise be held.

                                 The partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to us under the factors previously set forth. In determining whether a transaction or resolution is "fair and reasonable," our general partner may consider interests of all parties involved, including its own. Please read "-- Conflicts of Interest" for a summary of resolutions that would be considered "fair and reasonable" to us and for a summary of factors that our general partner may consider when resolving a conflict of interest. These standards reduce the obligations to which our general partner would otherwise be held.


                                 In addition to the other more specific
                                 provisions limiting the obligations of our general partner, the partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, the limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

Rights and Remedies of
Unitholders...................   The Delaware Act generally provides that a
                                 limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

     If you purchase any common units, you agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

     The partnership agreement requires us to indemnify our general partner and its officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification if our general partner or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, our best interests. We also must provide this indemnification for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met these requirements concerning good faith and our best interests. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable. Please read "The Partnership Agreement -- Indemnification."

                        DESCRIPTION OF THE COMMON UNITS

THE UNITS

     The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under the partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read "Cash Distribution Policy" and "Description of the Subordinated Units." For a description of the rights and privileges of limited partners under the partnership agreement, including voting rights, please read "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR


     Duties. Mellon Investor Services LLC will serve as transfer agent and registrar for the common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following must be paid by unitholders:


     - surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

     - special charges for services requested by a holder of a common unit; and

     - other similar fees or charges.

     We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

     Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

     The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any subsequent transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

     - becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

     - automatically requests admission as a substituted limited partner in our partnership;

     - agrees to be bound by the terms and conditions of, and executes, the partnership agreement;

     - represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

     - grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

     - makes the consents and waivers contained in the partnership agreement.

     An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

     A transferee's broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the record holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the record holder as a result of any agreement between the beneficial owner and the record holder.

     Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

     - the right to assign the common unit to a purchaser or other transferee;
       and

     - the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

     Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

     - will not receive cash distributions, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

     - may not receive some federal income tax information or reports furnished to record holders of common units.

     The partnership agreement requires that a transferor of common units must provide the transferee with all information that may be necessary to transfer the common units. The transferor is not required to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read "The Partnership
Agreement -- Status as Limited Partner or Assignee."

     Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or applicable stock exchange regulations.

                     DESCRIPTION OF THE SUBORDINATED UNITS

     The subordinated units are a separate class of limited partner interests in our partnership, and the rights of holders to participate in distributions to partners differ from, and are subordinate to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to our general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the holders of subordinated units. Please read "Cash Distribution Policy."


     The subordinated units may also convert into common units under certain circumstances. Please read "Cash Distribution Policy -- Subordination Period."



LIMITED VOTING RIGHTS


     Holders of subordinated units sometimes vote as a single class together with the common units and sometimes vote as a class separate from the holders of common units and, as in the case of holders of common units, will have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

     - a sale or exchange of all or substantially all of our assets;

     - the election of a successor general partner in connection with the removal of the general partner;

     - dissolution or reconstitution of our partnership;

     - a merger of our partnership;

     - issuance of limited partner interests in some circumstances; and

     - some amendments to the partnership agreement including any amendment that would cause us to be treated as an association taxable as a corporation.

     The subordinated units are not entitled to a separate class vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

     - a 66 2/3% vote of all outstanding units voting as a single class, and

     - the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

     Under the partnership agreement, our general partner generally will be permitted to effect amendments to the partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

DISTRIBUTIONS UPON LIQUIDATION

     If we liquidate during the subordination period, in some circumstances, holders of outstanding common units will be entitled to receive more per unit in liquidating distributions than holders of outstanding subordinated units. The per unit difference will be dependent upon the amount of gain or loss that we recognize in liquidating our assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation.

                           THE PARTNERSHIP AGREEMENT

     The following is a summary of the material provisions of our partnership agreement. The form of the partnership agreement is included in this prospectus as Appendix A. The form of partnership agreement of our operating partnership is included as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of these agreements upon request at no charge.

     We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

     - With regard to distributions of available cash, please read "Cash Distribution Policy."

     - With regard to the transfer of common units, please read "Description of the Common Units -- Transfer of Common Units."

     - With regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences."

ORGANIZATION AND DURATION

     We were organized in June 2002 and will have a perpetual existence.

PURPOSE

     Our purposes under the partnership agreement are limited to owning the equity of the general partner of our operating partnership, serving as the limited partner of our operating partnership and engaging in any business activities that may be engaged in by our operating partnership or that are approved by our general partner. The partnership agreement of our operating partnership provides that our operating partnership may, directly or indirectly, engage in:

     - its operations as conducted immediately after our initial public offering;

     - any other activity approved by our general partner but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in Section 7704 of the Internal Revenue Code; or

     - any activity that enhances the operations of an activity that is described in either of the two preceding clauses.


     Although our general partner has the ability to cause us and our operating partnership to engage in activities other than those described in this prospectus, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts as it may deem, in its sole discretion, necessary to carry out our purposes and to conduct our business.


POWER OF ATTORNEY

     Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, the partnership agreement.

CAPITAL CONTRIBUTIONS

     Unitholders are not obligated to make additional capital contributions, except as described under "-- Limited Liability."

LIMITED LIABILITY

     Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

     - to remove or replace our general partner;

     - to approve some amendments to the partnership agreement; or

     - to take other action under the partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

     Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

     Our subsidiaries currently conduct business in 10 states. Maintenance of our limited liability as a limited partner of our operating partnership may require compliance with legal requirements in the jurisdictions in which our operating partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right to remove or replace the general partner of our operating partnership, to approve some amendments to the partnership agreement of our operating partnership, or to take other action under the partnership agreement of our operating partnership constituted "participation in the control" of its business for purposes of the statutes of any relevant jurisdiction, then we could be held personally liable for the obligations of our operating partnership under the law of that jurisdiction to the same extent as its general partner under the circumstances.

VOTING RIGHTS

     The following matters require the unitholder vote specified below. Matters requiring the approval of a "unit majority" require:

     - during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

     - after the subordination period, the approval of a majority of the outstanding common units.

MATTER                                                        VOTE REQUIREMENT
------                                                        ----------------
Issuance of additional common units or units    Unit majority, with certain exceptions
of equal rank with the common units during      described under "-- Issuance of Additional
the subordination period                        Securities."

Issuance of units senior to the common units    Unit majority.
during the subordination period

Issuance of units junior to the common units    No approval rights.
during the subordination period

Issuance of additional units after the          No approval rights.
subordination period

Amendment of the partnership agreement          Certain amendments may be made by the general
                                                partner without the approval of the
                                                unitholders. Other amendments generally
                                                require the approval of a unit majority.
                                                Please read "-- Amendment of the Partnership
                                                Agreement."

Merger of our partnership or the sale of all    Unit majority. Please read "Merger, Sale or
or substantially all of our assets              Other Disposition of Assets."

Dissolution of our partnership                  Unit majority. Please read "-- Termination
                                                and Dissolution."

Reconstitution of our partnership upon          Unit majority.
dissolution

Withdrawal of the general partner               The approval of a majority of the outstanding
                                                common units, excluding common units held by
                                                the general partner and its affiliates, is
                                                required for the withdrawal of the general
                                                partner prior to September 30, 2012 in a
                                                manner which would cause a dissolution of our
                                                partnership. Please read "-- Withdrawal or
                                                Removal of the General Partner."

Removal of the general partner                  Not less than 66 2/3% of the outstanding
                                                units (common and subordinated), including
                                                units held by our general partner and its
                                                affiliates. Please read "-- Withdrawal or
                                                Removal of the General Partner."

MATTER                                                        VOTE REQUIREMENT
------                                                        ----------------
Transfer of the general partner interest        Our general partner may transfer its general
                                                partner interest without a vote of our
                                                unitholders in connection with the general
                                                partner's merger or consolidation with or
                                                into, or sale of all or substantially all of
                                                its assets to, a third person. Our general
                                                partner may also transfer all of its general
                                                partner interest to an affiliate without a
                                                vote of our unitholders. The approval of a
                                                majority of the outstanding common units,
                                                excluding common units held by the general
                                                partner and its affiliates, is required in
                                                other circumstances for a transfer of the
                                                general partner interest to a third party
                                                prior to September 30, 2012. Please read
                                                "-- Transfer of General Partner Interests and
                                                Incentive Distribution Rights."

Transfer of incentive distribution rights       Except for transfers to an affiliate or
                                                another person as part of the general
                                                partner's merger or consolidation with or
                                                into, or sale of all or substantially all of
                                                its assets to, such affiliate or person, the
                                                approval of a majority of the outstanding
                                                common units is required in most
                                                circumstances for a transfer of the incentive
                                                distribution rights to a third party prior to
                                                September 30, 2012. Please read "-- Transfer
                                                of General Partner Interests and Incentive
                                                Distribution Rights."

Transfer of ownership interests in the          No approval required at any time. Please read
general partner                                 "-- Transfer of Ownership Interests in
                                                General Partner."

ISSUANCE OF ADDITIONAL SECURITIES

     The partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as discussed in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 1,500,000 additional common units or units on a parity with the common units, in each case, plus an amount, if any, equal to one half of the number of common units issued pursuant to the underwriters' over-allotment option, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

     During and after the subordination period, we may issue an unlimited number of common units as follows:

     - upon exercise of the underwriters' over-allotment option;

     - upon conversion of the subordinated units;

     - under employee benefit plans;

     - upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner;

     - in the event of a combination or subdivision of common units;

     - in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

     - if the proceeds of the issuance are used exclusively to repay up to $15 million of certain of our indebtedness.

     It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

     In accordance with Delaware law and the provisions of the partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

     Upon issuance of additional partnership securities, other than upon exercise of the underwriters' over-allotment option, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

AMENDMENT OF THE PARTNERSHIP AGREEMENT

     General. Amendments to the partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

     Prohibited Amendments.  No amendment may be made that would:

     - enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

     - enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

     - change the duration of our partnership;

     - provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

     - give any person the right to dissolve our partnership other than our general partner's right to dissolve our partnership with the approval of a unit majority.

The provision of the partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

     No Unitholder Approval. Our general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

     - a change in our name, the location of our principal place of business, our registered agent or our registered office;

     - the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

     - the reduction in the vote needed to remove the general partner from not less than 66 2/3% of all outstanding units to a lesser percentage of all outstanding units;

     - an increase in the percentage of a class of units that a person or group may own without losing their voting rights from 20% to a higher percentage;

     - a change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, our operating partnership nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

     - an amendment changing our fiscal or taxable year and any changes that are necessary as a result of a change in our fiscal or taxable year;

     - an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

     - subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

     - any amendment expressly permitted in the partnership agreement to be made by our general partner acting alone;

     - an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;


     - any amendment that, in the sole discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;


     - a change in our fiscal year or taxable year and related changes;

     - a merger of the partnership or any of its subsidiaries into, or a conveyance of assets to, a newly-created limited liability entity the sole purpose of which is to effect a change in the legal form of the partnership into another limited liability entity; and

     - any other amendments substantially similar to any of the matters described in the clauses above.


     In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the sole discretion of our general partner:


     - do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

     - are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

     - are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange or trading system on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in our best interest and the best interest of the limited partners;

     - are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

     - are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

     Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "-- No Unitholder Approval" should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners or cause us, our operating partnership or our subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

     Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

ACTION RELATING TO OUR OPERATING PARTNERSHIP

     Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf or on behalf of the general partner of our operating partnership to any amendment to the partnership agreement of our operating partnership or taking any action on our behalf permitted to be taken by a partner of our operating partnership in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

MERGER, SALE OR OTHER DISPOSITION OF ASSETS

     The partnership agreement generally prohibits our general partner, without the prior approval of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

     If conditions specified in the partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

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TERMINATION AND DISSOLUTION

     We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

     - the election of our general partner to dissolve us, if approved by a unit majority;

     - the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

     - the entry of a judicial order dissolving us; or

     - the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

     Upon a dissolution under the last clause, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to our receipt of an opinion of counsel to the effect that:

     - the action would not result in the loss of limited liability of any limited partner; and

     - neither our partnership, the reconstituted limited partnership nor our operating partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution
Policy -- Distributions of Cash upon Liquidation." The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

     Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2012 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2012, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the foregoing, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "-- Transfer of General Partner Interests and Incentive Distribution Rights."

     Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor

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to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner.

     Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. At the closing of this offering, affiliates of our general partner will own approximately 58.6% of the outstanding units.

     The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

     - the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

     - any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

     - our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

     In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

     If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

     In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

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TRANSFER OF GENERAL PARTNER INTERESTS AND INCENTIVE DISTRIBUTION RIGHTS

     Except for transfer by our general partner of all, but not less than all, of its general partner interest in us or its incentive distribution rights to:

     - an affiliate of our general partner (other than an individual); or

     - another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us or its incentive distribution rights to another person prior to September 30, 2012 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. In the case of a transfer by our general partner of its general partner interest in us, as a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, furnish an opinion of counsel regarding limited liability and tax matters, and agree to be bound by the provisions of the partnership agreement and the partnership agreement of our operating partnership.

     The general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

TRANSFER OF OWNERSHIP INTERESTS IN GENERAL PARTNER

     At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate without the approval of the unitholders.

CHANGE OF MANAGEMENT PROVISIONS

     The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Martin Midstream GP LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. The general partner has the discretion to increase, but not subsequently decrease, the ownership percentage at which voting rights are forfeited. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the directors of our general partner.

     The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

     - the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

     - any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

     - our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

LIMITED CALL RIGHT

     If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our

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general partner, on at least ten but not more than 60 days notice. Our general partner may exercise this right in its sole discretion. The purchase price in the event of this purchase will be the greater of:


     - the highest cash price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

     - the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner's right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Tax Consequences -- Disposition of Common Units."

MEETINGS AND VOTING

     Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

     Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or, subject to the provision described in the next paragraph, by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

     Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "-- Issuance of Additional Securities." However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

     Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

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STATUS AS LIMITED PARTNER OR ASSIGNEE

     Except as described above under "-- Limited Liability," the common units will be fully paid and unitholders will not be required to make additional contributions.

     An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read "-- Meetings and Voting." Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read "Description of the Common Units -- Transfer of Common Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

     If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create either (i) a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner or assignee, or (ii) a substantial risk that we or one or more of our subsidiaries or other entities in which we have at least a 25% equity interest will not be permitted to conduct business as a United States maritime company under the Jones Act and other United States federal statutes based on the status of any limited partner or assignee as a non-United States citizen, we may redeem the units held by any of these limited partners or assignees at the units' current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or if our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

INDEMNIFICATION

     Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

     - our general partner;

     - any departing general partner;

     - any person who is or was an affiliate of a general partner or any departing general partner;

     - any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner, or any affiliate of a general partner or any departing general partner; or

     - any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner, as an officer, director, manager, employee, member, partner, agent or trustee of another person.

     Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.
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BOOKS AND REPORTS

     Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

     We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

     We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

RIGHT TO INSPECT OUR BOOKS AND RECORDS

     The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

     - a current list of the name and last known address of each partner;

     - a copy of our tax returns;

     - information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

     - copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

     - information regarding the status of our business and financial condition; and

     - any other information regarding our affairs as is just and reasonable.

     Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

REGISTRATION RIGHTS

     Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Martin Midstream GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

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

                         UNITS ELIGIBLE FOR FUTURE SALE

     After the sale of the common units offered by this prospectus, affiliates of our general partner will hold 4,253,362 subordinated units and no common units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

     The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three month period, the greater of:

     - 1% of the total number of the securities outstanding; or

     - the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

     Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements, volume limitations and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the manner of sale provisions, notice requirements, volume limitations, and public information requirements of Rule 144.

     Prior to the end of the subordination period, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 1,500,000 common units or an equivalent amount of securities ranking on a parity with the common units, plus an amount, if any, equal to one half of the number of common units issued pursuant to the underwriters' over-allotment option, without the approval of the holders of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under "The Partnership
Agreement -- Issuance of Additional Securities."

     The partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership
Agreement -- Issuance of Additional Securities."

     Under the partnership agreement, the general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow the general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. The general partner will continue to have these registration rights for two years following its withdrawal or removal as a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

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

     We, Martin Resource Management, our operating partnership, our general partner and the directors and executive officers of the general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

                           MATERIAL TAX CONSEQUENCES

     This section addresses all of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, except as otherwise indicated, is the opinion of Baker Botts L.L.P., counsel to our general partner and us, with respect to matters of United States federal income tax law that are addressed in this section. This section is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Martin Midstream Partners L.P. and our operating partnership.

     While we have addressed all of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, no attempt has been made in this section to comment on all federal income tax matters affecting us or the unitholders. Moreover, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts
(IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

     All statements of law and legal conclusions, but not statements of facts, contained in this section, except as otherwise indicated, are the opinions of Baker Botts L.L.P. Such opinions are based on the accuracy and completeness of facts described in this prospectus and representations made by us to Baker Botts L.L.P. Baker Botts L.L.P. has not undertaken any obligation to update its opinions discussed in this section after the date of this prospectus.

     No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions expressed in this section may not be sustained by a court if challenged by the IRS. Any such challenge by the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any dispute with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

     For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

          (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "-- Tax Consequences of Unit Ownership -- Treatment of Short Sales");


          (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read
     "-- Disposition of Common Units -- Allocations Between Transferors and Transferees");



          (3) whether our method for depreciating Section 743 adjustments is sustainable (please read "-- Tax Consequences of Unit Ownership -- Section 754 Election"); and



          (4) whether assignees of common units who fail to execute and deliver transfer applications will be treated as partners for federal income tax purposes (please read "-- Limited Partner Status").


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

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

     Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the marketing (including sales of propane to retail customers or end users), transportation, storage and processing of crude oil, natural gas and products thereof, and certain other "natural resources" and products, including sulfur, sulfur products and fertilizer. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that, as of the date of this prospectus, less than 6.4% of our gross income is not qualifying income. In reliance upon facts provided by Martin Resource Management, us and our general partner concerning the sources and amounts of gross income attributable to our businesses for the current calendar year through the month-end prior to the date of this prospectus, together with the representation that the composition of such gross income remained materially unchanged through the date of this prospectus, and based on applicable legal authority, Baker Botts L.L.P. is of the opinion that at least 90% of our gross income as of the date of this prospectus constitutes qualifying income.

     No ruling has been or will be sought from the IRS and the IRS has made no determination of our status as a partnership for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P., based upon the Internal Revenue Code, Treasury regulations, published revenue rulings and court decisions and the representations and assumptions described below, that as of the date of this prospectus Martin Midstream Partners L.P. will be classified as a partnership and our operating partnership will be disregarded as an entity separate from Martin Midstream Partners L.P. for federal income tax purposes.

     In rendering its opinion, Baker Botts L.L.P. has relied on certain assumptions, and on factual representations made by us and our general partner. Such assumptions and representations are:

     - Neither we nor our operating partnership will elect to be treated as a corporation; and

     - For our first taxable year, extending from the date of this prospectus through December 31, 2002, there will be no material change in the sources and composition of our income, and that, therefore, more than 90% of our gross income for such year will be income that Baker Botts L.L.P. has opined or would opine is "qualifying income" within the meaning of
       Section 7704(d) of the Internal Revenue Code.

     We intend to monitor our income on a continuing basis and to manage our operations in subsequent taxable years with the objective to assure, although we cannot completely assure, that the ratio of our qualifying income to our total gross income will remain at 90% or above for each such taxable year.

     If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
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     If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

     The remainder of this section is based on Baker Botts L.L.P.'s opinion that Martin Midstream Partners L.P. will be classified as a partnership and our operating partnership will be disregarded as an entity separate from Martin Midstream Partners L.P. for federal income tax purposes.

LIMITED PARTNER STATUS

     Unitholders who have become limited partners of Martin Midstream Partners L.P. will be treated as partners of Martin Midstream Partners L.P. for federal income tax purposes. Also:

     - assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

     - unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Martin Midstream Partners L.P. for federal income tax purposes. Because there is no direct authority dealing with the status of assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel is unable to opine that such persons are partners for federal income tax purposes. If not partners, such persons will not be eligible for the federal income tax treatment described in this discussion. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.


     A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "-- Tax Consequences of Unit Ownership -- Treatment of Short Sales."

     Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Martin Midstream Partners L.P. for federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP

     Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

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     Treatment of Distributions.  Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Disposition of Common Units." To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "-- Limitations on Deductibility of Losses."

     Any reduction in a unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.


     Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2006, will be allocated an amount of federal taxable income for that period that will be less than 20% of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2006, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.


     Basis of Common Units. A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "-- Disposition of Common Units -- Recognition of Gain or Loss."

     Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of
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these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Similarly, a unitholder's share of our net income may be offset by our passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

     Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

     - interest on indebtedness properly allocable to property held for investment;

     - our interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

     Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income from a publicly traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income.

     Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after

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giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

     Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

     Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner and its affiliates, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing common units in this offering essentially will be the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

     Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in "-- Tax Consequences of Unit Ownership -- Section 754 Election" and "-- Disposition of Common Units -- Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

     Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

     - any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

     - any cash distributions received by the unitholder as to those units would be fully taxable; and

     - all of these distributions would appear to be ordinary income.

     Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read "-- Disposition of Common Units -- Recognition of Gain or Loss."

     Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

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     Tax Rates.  In general, the highest effective United States federal income tax rate for individuals for 2002 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2002 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

     Section 754 Election. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.


     Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under
Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. It would not be possible to maintain uniformity of units if this requirement were literally followed; therefore under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "-- Tax Treatment of Operations" and "--Uniformity of Units."



     Although Baker Botts L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation
Section 1.167(c)-l(a)(6). Although Treasury Regulation 1.167(c)-1(a)(6) is not expected to directly apply to a material portion of our assets, if we determine that our position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read
"-- Disposition of Common Units -- Recognition of Gain or Loss." Please read
"-- Tax Treatment of Operations" and "-- Uniformity of Units."


     A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of computing, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in
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his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

     The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

TAX TREATMENT OF OPERATIONS

     Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "-- Disposition of Common Units -- Allocations Between Transferors and Transferees."

     Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner and its affiliates. Please read "-- Tax Consequences of Unit Ownership -- Allocation of Income, Gain, Loss and Deduction."

     To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all, of those deductions as ordinary income upon a sale of his interest in us. Please read "-- Tax Consequences of Unit Ownership -- Allocation of Income, Gain, Loss and Deduction" and "-- Disposition of Common Units -- Recognition of Gain or Loss."

     The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as a syndication expenses.

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     Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

DISPOSITION OF COMMON UNITS

     Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

     Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

     Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 20%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

     Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated"

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partnership interest (one in which gain would be recognized if it were sold, assigned or terminated at its fair market value) if the taxpayer or related persons enter(s) into:

     - a short sale;

     - an offsetting notional principal contract; or

     - a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

     Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the Allocation Date. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.


     It is uncertain, due to the absence of interpretative authority, whether this method conforms to the requirements of applicable Treasury Regulations. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is disallowed or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.


     A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

     Notification Requirements. A person who purchases units from a unitholder is required to notify us in writing of that purchase within 30 days after purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

     Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

UNIFORMITY OF UNITS

     Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "-- Tax Consequences of Unit Ownership -- Section 754 Election."


TAX-EXEMPT ORGANIZATIONS AND OTHER INVESTORS

     Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest effective tax rate applicable to individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes.

     In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned 5% or less in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

ADMINISTRATIVE MATTERS

     Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by Baker Botts L.L.P., we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names Martin Midstream GP LLC as our Tax Matters Partner.

     The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

     Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

          (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

          (b) whether the beneficial owner is:

             (1) a person that is not a United States person;

             (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

             (3) a tax-exempt entity;

          (c) the amount and description of units held, acquired or transferred for the beneficial owner; and

          (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

     Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we will register as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken.

 ISSUANCE OF A TAX SHELTER REGISTRATION NUMBER DOES NOT INDICATE THAT INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

     We will supply our tax shelter registration number to you when one has been assigned to us. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

     Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

          (1) for which there is, or was, "substantial authority;" or

          (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

     More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. We will initially own property or do business in Alabama, Arizona, Arkansas, Georgia, Florida, Illinois, Louisiana, Mississippi, Texas and Utah. We may also own property or do business in other state or foreign jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements.

     In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "-- Tax Consequences of Unit Ownership -- Entity-Level Collections." Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

     INVESTMENT IN MARTIN MIDSTREAM PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS

     An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of Employee Retirement Income Security Act of 1974, as amended (referred to as "ERISA"), and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

          (a) whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

          (b) whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

          (c) whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

     The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

     Section 406 of ERISA and/or Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

     In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

     The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

          (a) the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

          (b) the entity is an "operating company," i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or

          (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

     Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

     Plan fiduciaries contemplating a purchase of common units are urged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                  UNDERWRITING

     Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase from us the respective number of common units opposite their names below.

                                                               NUMBER OF
UNDERWRITERS                                                  COMMON UNITS
------------                                                  ------------
Raymond James & Associates, Inc.............................
A.G. Edwards & Sons, Inc....................................
RBC Dain Rauscher Inc. .....................................
          Total.............................................

     The underwriting agreement provides that the underwriters' obligations to purchase the common units depend upon the satisfaction of the conditions contained in the underwriting agreement, and that if any of the common units are purchased by the underwriters, all of the common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in our condition or in the financial markets and that we deliver to the underwriters customary closing documents.

     We have been advised by the underwriters that the underwriters propose to offer the common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of
$          per unit. The underwriters may allow, and the dealers may reallow, a
concession not in excess of $          per unit to certain brokers and dealers.
After this offering, the underwriters may change the offering price and other selling terms.

     We, Martin Resource Management, our general partner, our operating partnership and the general partner of our operating partnership have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that may be required to be made in respect of these liabilities.

     We have granted to the underwriters an option to purchase up to an aggregate of 450,000 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus exercisable solely to cover over-allotments, if any. This option may be exercised at any time and from time to time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters.

     We, Martin Resource Management, our operating partnership, our general partner and the directors and executive officers of our general partner, have agreed that they will not, directly or indirectly, sell, offer or otherwise dispose of any common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 180 days after the date of this prospectus without the prior written consent of Raymond James & Associates, Inc. The restrictions described in this paragraph do not apply to:

     - the sale of common units to the underwriters;

     - common units issued by us under employee incentive plans or upon the exercise of options issued under employee incentive plans; or

     - up to           common units issued in connection with acquisitions,
       provided that the recipients of those common units agree to be bound by the restrictions described above.

     Raymond James & Associates, Inc., in its sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, Raymond James & Associates, Inc. will consider, among other factors, the unitholders' reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time.

     In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment transactions involve sales by the underwriters of a number of common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

     - Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, which we refer to in this prospectus as a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     The underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     At our request, the underwriters are reserving up to 150,000 common units for sale at the initial public offering price to director, officers, employees and other persons associated with us through a directed unit program. The number of common units available for sale to the general public in the public offering will be reduced by the extent these persons purchase these reserved units. Any common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered by this prospectus.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.


     We have applied to list the common units on the Nasdaq National Market, under the symbol "MMLP."


     Prior to this offering, there has been no public market for the common units. The initial public offering price was determined by negotiation between us and the representatives. The principal factors considered in determining the public offering price included the following:

     - the information set forth in this prospectus and otherwise available to the representatives;

     - market conditions for initial public offerings;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - our prospects for future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

     The following table summarizes the discounts that we will pay to the underwriters in this offering. These amounts assume both no exercise and full exercise of the underwriters' option to purchase additional common units.

                                                                 NO        FULL
                                                              EXERCISE   EXERCISE
                                                              --------   --------
Per Unit....................................................  $          $
Total.......................................................  $          $


     We expect to incur expenses of approximately $2.8 million in connection with this offering.



     In addition, as compensation for certain advisory services rendered to us, including services related to our structuring, we have agreed to pay $350,000 to Raymond James & Associates, Inc. upon the consummation of this offering.



     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. RBC Capital Markets, an affiliate of RBC Dain Rauscher Inc., will be a lender to us under our new credit facility.


     Because the National Association for Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

     The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

                          VALIDITY OF THE COMMON UNITS

     The validity of the common units will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Dallas, Texas.

                                    EXPERTS

     The combined financial statements of Martin Midstream Partners Predecessor as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 have been included in this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding Martin Midstream Partners L.P. and the common units offered by this prospectus, you may review the full registration statement, including its exhibits and schedules, filed under the Securities Act of 1933. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling the SEC at 1-800-SEC-0330.

     The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's web site.

     We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with generally accepted accounting principles and furnish or make available quarterly reports containing our unaudited interim financial information including the information required by Form 10-Q for the first three fiscal quarters of each of our fiscal years.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Martin Midstream Partners L.P. Pro Forma Combined Financial
  Statements (unaudited):
  Introduction..............................................   F-2
  Pro Forma Combined Balance Sheet as of June 30, 2002......   F-3
  Pro Forma Combined Statements of Income for the six months ended June 30, 2002 and the year ended December 31,
     2001...................................................   F-4
  Notes to Pro Forma Combined Financial Statements..........   F-5
Martin Midstream Partners Predecessor Combined Financial
  Statements:
  Report of Independent Auditors............................   F-7
  Combined Balance Sheets as of December 31, 2000 and 2001
     and June 30, 2002 (unaudited)..........................   F-8
  Combined Statements of Operations and Owner's Equity for
     the years ended December 31, 1999, 2000, and 2001 and
     the six months ended June 30, 2001 and 2002
     (unaudited)............................................   F-9
  Combined Statements of Cash Flows for the years ended
     December 31, 1999, 2000, and 2001 and the six months
     ended June 30, 2001 and 2002 (unaudited)...............  F-10
  Notes to Combined Financial Statements....................  F-11
Martin Midstream Partners L.P.:
  Report of Independent Auditors............................  F-24
  Balance Sheet as of June 26, 2002.........................  F-25
  Note to Balance Sheet.....................................  F-26
Martin Midstream GP LLC:
  Report of Independent Auditors............................  F-27
  Balance Sheet as of June 26, 2002.........................  F-28
  Note to Balance Sheet.....................................  F-29

                         MARTIN MIDSTREAM PARTNERS L.P.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

INTRODUCTION

     The following pro forma financial statements are based upon the historical combined financial statements of the Martin Midstream Partners Predecessor, which includes businesses of indirect wholly-owned affiliates of Martin Resource Management Corporation. Effective with the closing of this offering, Martin Midstream Partners L.P. will own and operate these businesses. The transfer is considered to be a reorganization of entities under common control and will be recorded at historical cost. The pro forma financial statements have been derived from the audited historical combined financial statements of the Martin Midstream Partners Predecessor set forth elsewhere herein. The pro forma financial statements have been prepared on the basis that Martin Midstream Partners L.P. will be treated as a partnership for federal income tax purposes. The pro forma financial statements should be read in conjunction with the accompanying notes to pro forma financial statements and with the historical combined financial statements and related notes set forth elsewhere herein.

     The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the offering and related transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The pro forma financial statements may not be indicative of the results that actually would have occurred if we had assumed the operations of the Martin Midstream Partners Predecessor on the dates indicated. In addition, the pro forma financial statements are not necessarily indicative of the results of our future operations.

     The following pro forma financial statements give pro forma effect to:

     - the transfer of certain assets and liabilities of the Martin Midstream Partners Predecessor to our operating partnership in connection with the closing of this offering;


     - the assumption of $66.1 million of indebtedness of Martin Resource Management Corporation which was not part of the operations of Martin Midstream Partners Predecessor (this debt has historically been on the books of Martin Resource Management Corporation and/or its affiliates, not on the books of the entities that comprise the assets, liabilities and operations of the combined financial statements. Therefore such debt has not been reflected in the historical combined financial statements of Martin Midstream Partners Predecessor). Since the primary use of proceeds is to pay off this assumed debt, the assumption of the debt was included as a pro forma adjustment in the pro forma financial statements);


     - the completion of this offering;


     - initial borrowings of 1) $25 million under our new term loan and 2) $3.8 million under our new $45.0 million revolving credit facility in connection with the closing of this offering;


     - the execution of an omnibus agreement with Martin Resource Management Corporation and some of its affiliates in connection with the closing of this offering; and


     - the payment of $74.5 million of indebtedness immediately after the closing of this offering.



     The following pro forma financial statements have been prepared as if the offering and related transactions had taken place on June 30, 2002, in the case of the Pro Forma Combined Balance Sheet and as of January 1, 2001, in the case of the Pro Forma Combined Statements of Operations.

                         MARTIN MIDSTREAM PARTNERS L.P.

                        PRO FORMA COMBINED BALANCE SHEET

                                 JUNE 30, 2002



                                 HISTORICAL       PRO FORMA                      PRO FORMA
                                 PREDECESSOR     ADJUSTMENTS   PRO FORMA(1)     ADJUSTMENTS   PRO FORMA
                                 -----------     -----------   ------------     -----------   ---------
                                                              (UNAUDITED)
                                                         (DOLLARS IN THOUSANDS)
                                                ASSETS
Current Assets:
Cash...........................    $   242(b)     $ 60,000       $ 53,242(h)     $ 28,800      $ 2,737
                                          (c)       (7,000)              (i)         (500)
                                                                         (i)      (78,805)
Accounts receivable............     12,220                         12,220                       12,220
Product exchange receivables...      1,109                          1,109                        1,109
Inventories....................     10,769                         10,769                       10,769
Receivable from affiliates.....                                        --                           --
Other current assets...........        294                            294                          294
                                   -------        --------       --------        --------      -------
  Total current assets.........     24,634          53,000         77,634         (50,505)      27,129
Property, plant & equipment....     81,651                         81,651                       81,651
  Less: accumulated
     depreciation..............     26,660                         26,660                       26,660
                                   -------        --------       --------        --------      -------
  Net property, plant and
     equipment.................     54,991                         54,991                       54,991
Goodwill.......................      2,922                          2,922                        2,922
Other assets, net..............        399                            399(i)          500          899
                                   -------        --------       --------        --------      -------
  Total assets.................    $82,946        $ 53,000       $135,946        $(50,005)     $85,941
                                   =======        ========       ========        ========      =======
                                        LIABILITIES AND CAPITAL
Current Liabilities:
Current installments of long
  term debt....................    $   995                       $    995(j)     $   (995)     $    --
Accounts payable...............      8,905                          8,905                        8,905
Product exchange payables......      2,077                          2,077                        2,077
Accrued expenses...............        650(d)        4,259          4,909(j)       (4,259)         650
                                   -------        --------       --------        --------      -------
  Total current liabilities....     12,627           4,259         16,886          (5,254)      11,632
Long term debt.................      7,422(d)       66,129         73,551(h)       28,800       28,800
                                                                         (j)      (73,551)
Payable to affiliates..........     28,192(a)      (28,192)            --                           --
Deferred income taxes..........     11,131(e)      (11,131)            --                           --
Other liabilities..............                                        --                           --
                                   -------        --------       --------        --------      -------
Total liabilities..............     59,372          31,065         90,437         (50,005)      40,432
Combined equity................     23,574(a)       28,192             --                           --
                                          (d)      (70,388)
                                          (e)       11,131
                                          (g)        7,491
Partners' equity
  Common units.................           (b)       60,000         53,000                       53,000
                                          (c)       (7,000)
  Subordinated units...........           (g)       (7,341)        (7,341)                      (7,341)
General partner................           (g)         (150)          (150)                        (150)
                                   -------        --------       --------        --------      -------
  Total partners' capital......     23,574          21,935         45,509              --       45,509
                                   -------        --------       --------        --------      -------
                                   $82,946        $ 53,000       $135,946        $(50,005)     $85,941
                                   =======        ========       ========        ========      =======


---------------


(1) Reflects amounts after assumption of debt and offering but prior to new borrowings and use of proceeds.

                          MARTIN MIDSTREAM PARTNERS LP

                    PRO FORMA COMBINED STATEMENTS OF INCOME


                                      FOR THE YEAR ENDED                        FOR THE SIX MONTHS ENDED
                                      DECEMBER 31, 2001                              JUNE 30, 2002
                           ----------------------------------------     ----------------------------------------
                           HISTORICAL       PRO FORMA                   HISTORICAL      PRO FORMA
                           PREDECESSOR     ADJUSTMENTS    PRO FORMA     PREDECESSOR    ADJUSTMENTS     PRO FORMA
                           -----------     -----------    ---------     -----------    -----------     ---------
                                                                (UNAUDITED)
                                              (DOLLARS IN THOUSANDS EXCEPT PER UNIT AMOUNTS)
Revenues.................   $162,788         $            $162,788        $68,243        $              $68,243
Cost of sales............    120,074                       120,074         48,671                        48,671
Operating expenses.......     19,766                        19,766          9,751                         9,751
General &
  administrative.........      7,513(k)         (759)        7,754          3,374(k)        (364)         3,510
                                    (l)        1,000                             (l)         500
Depreciation.............      3,977                         3,977          2,136                         2,136
                            --------         -------      --------        -------        -------        -------
Total costs and
  expenses...............    151,330             241       151,571         63,932            136         64,068
                            --------         -------      --------        -------        -------        -------
Operating income.........     11,458            (241)       11,217          4,311           (136)         4,175
Equity in earnings of
  unconsolidated
  partnership............      1,641                         1,641          1,654                         1,654
Interest expense.........     (5,040)(a)       4,213        (1,391)        (1,897)(a)      1,590           (695)
                                    (h)       (1,224)                            (h)        (612)
                                    (i)         (167)                            (i)         (83)
                                    (j)          827                             (j)         307
Other net................         81                            81             15                            15
                            --------         -------      --------        -------        -------        -------
Income before taxes......      8,140           3,408        11,548          4,083          1,066          5,149
Income taxes.............      2,980(f)       (2,980)           --          1,459(f)      (1,459)            --
                            --------         -------      --------        -------        -------        -------
Net income...............   $  5,160         $ 6,388      $ 11,548        $ 2,624        $ 2,525        $ 5,149
                            ========         =======      ========        =======        =======        =======
General partner's
  interest in net
  income.................                           (m)   $    231                              (m)     $   103
                                                          ========                                      =======
Limited partners'
  interest in net
  income.................                                 $ 11,317                                      $ 5,046
                                                          ========                                      =======
Net income per limited
  partner unit...........                           (m)   $   1.56                              (m)     $  0.70
                                                          ========                                      =======
Weighted average number
  of limited partner
  units outstanding......                                    7,253                                        7,253
                                                          ========                                      =======

                         MARTIN MIDSTREAM PARTNERS L.P.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)


(a) Reflects the capital contribution of $28.2 million representing the conversion to equity of Martin Midstream Partners L.P.'s net payable to affiliates of its general partner and elimination of related affiliate interest expense of $4.2 million and $1.6 million, respectively.


(b) Reflects the proceeds to Martin Midstream Partners L.P. of $60.0 million from the issuance and sale of 3,000,000 units at an assumed initial public offering price of $20.00 per unit.


(c) Reflects the payment of the underwriting discount of $4.2 million and legal and other professional fees and expenses of approximately $2.8 million associated with the offering. These expenses will be allocated to the common units.



(d) Reflects the assumption of borrowings of $66.1 million, related accrued interest of $2.7 million, and related prepayment penalties of $1.5 million from affiliates of Martin Midstream Partners L.P.'s general partner.



(e) Reflects the elimination of deferred income taxes as income taxes will be the responsibility of the unitholders and not Martin Midstream Partners L.P.



(f) Reflects the elimination of federal and state income taxes as income taxes will be the responsibility of unitholders and not Martin Midstream Partners L.P.



(g) Reflects the conversion of the adjusted net liabilities contributed by Martin Resource Management and affiliates of $7.5 million to the subordinated units of Martin Midstream Partners L.P. and its general partner's interest in Martin Midstream Partners L.P. The conversion is as follows:



      - $7.3 million for 4,253,362 subordinated units; and



      - $0.2 million for Martin Midstream Partners L.P.'s general partner's interest



     Such adjusted net liabilities (consideration) were composed of the following:



                                                              (IN THOUSANDS)
Book value of net assets contributed before assumption of
  Martin Resource Management debt...........................     $ 23,574
Conversion to equity of amount due to Martin Resource
  Management and affiliates.................................       28,192
Assumption of Martin Resource Management debt and accrued
  interest and prepayment fees..............................      (70,388)
Elimination of deferred income taxes........................       11,131
                                                                 --------
Total consideration.........................................     $ (7,491)
                                                                 ========



(h) Reflects borrowings under the term debt credit facility of $25.0 million and borrowings under the revolving credit facility of $3.8 million, and related interest expense of $1.2 million and $0.6 million, respectively. The weighted average interest rate for the outstanding borrowings was 4.25%. If interest rates were to change by 0.25%, Martin Midstream Partners L.P.'s annual debt interest service would change by approximately $0.1 million.



(i) Reflects payment of debt financing fees of $0.5 million related to the credit facilities. The debt financing fees will be capitalized and amortized over the life of the associated debt.



(j) Reflects payment of (1) existing predecessor debt of $8.4 million and related elimination of interest expense and (2) assumed debt from Martin Midstream Partners L.P.'s general partner of $66.1 million, related accrued interest of $2.7 million and prepayment fees of $1.5 million.



(k) Reflects the elimination of historical allocated general and administrative expense of $0.8 million and $0.4 million, respectively.



(l) Reflects the general and administrative charges by Martin Midstream Partners L.P.'s general partner of $1.0 million and $0.5 million respectively. After the offering, we will receive an allocation of indirect general and administrative expenses from Martin Resource Management that will not exceed

                         MARTIN MIDSTREAM PARTNERS L.P.

     $1.0 million in the first year. In each of the following four years, this amount may be increased by no more than the percentage increase in the consumer price index for the applicable year.

(m) Martin Midstream Partners L.P.'s general partner's allocation of net income is based on its combined 2% interest in Martin Midstream Partners L.P. Its general partners' 2% allocation of net income has been deducted before calculating net income per limited partners' unit. The computation of net income per limited partner unit assumes that 3,000,000 common units and 4,253,362 subordinated units were outstanding at all time periods presented.

(NOTE) Shortly after the offering, Martin Midstream Partners L.P. plans to purchase for approximately $2.7 million two barges that it has been leasing from an unaffiliated third party. The purchase price will be paid from the residual cash balance reflected in the combined pro forma balance sheet. Martin Midstream Partners L.P. expects that this purchase will reduce its operating expenses by $0.6 million and increase its depreciation expense by $0.1 million annually. This expected transaction and related expected impact has not been reflected in the combined pro forma financial statements above.

        In addition, following the completion of this offering, Martin Midstream Partners L.P., will begin to incur the additional administrative expenses resulting from its status as a publicly traded company, including the expenses connected with complying with the periodic reporting requirements of the Securities and Exchange Commission under applicable federal securities laws. Such expenses are estimated to be approximately $700,000 per year.

        Additionally, Martin Resource Management Corporation will agree for a period of three years to use our four vessels that are currently not subject to term agreements in a manner such that we will receive at least $5.6 million annually for the use of these vessels by Martin Resource Management and third parties.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Martin Resource Management Corporation

     We have audited the accompanying combined balance sheets of Martin Midstream Partners Predecessor (as defined in Note 1) as of December 31, 2000 and 2001, and the related combined statements of operations and owner's equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Martin Midstream Partners Predecessor at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Shreveport, Louisiana
June 14, 2002

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                            COMBINED BALANCE SHEETS


                                                                 DECEMBER 31,
                                                              -------------------    JUNE 30,
                                                                2000       2001        2002
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS)
                                            ASSETS
Cash........................................................  $    127   $     61     $   242
Accounts and other receivables, less allowance for doubtful
  accounts of $393 and $355 in 2000 and 2001................    24,341     14,669      12,220
Product exchange receivables................................       206        356       1,109
Inventories.................................................    17,532     13,601      10,769
Other current assets........................................     2,098        130         294
                                                              --------   --------     -------
          Total current assets..............................    44,304     28,817      24,634
                                                              --------   --------     -------
Property, plant, and equipment, at cost.....................    74,108     79,757      81,651
Accumulated depreciation....................................   (21,568)   (24,690)    (26,660)
                                                              --------   --------     -------
          Property, plant, and equipment, net...............    52,540     55,067      54,991
                                                              --------   --------     -------
Goodwill, less accumulated amortization.....................     3,177      2,922       2,922
Other assets, net...........................................       354        140         399
                                                              --------   --------     -------
                                                              $100,375   $ 86,946     $82,946
                                                              ========   ========     =======

                                LIABILITIES AND OWNER'S EQUITY
Current installments of long-term debt......................  $    925   $    970     $   995
Trade and other accounts payable............................    20,497      8,831       8,905
Product exchange payables...................................     6,761      4,109       2,077
Other accrued liabilities...................................       949        850         650
                                                              --------   --------     -------
          Total current liabilities.........................    29,132     14,760      12,627
                                                              --------   --------     -------
Long-term debt, net of current installments.................    10,691      7,845       7,422
Due to affiliates...........................................    34,710     31,685      28,192
Deferred income taxes.......................................     7,364     10,265      11,131
Other liabilities...........................................     2,688      1,441          --
                                                              --------   --------     -------
          Total liabilities.................................    84,585     65,996      59,372
                                                              --------   --------     -------
Owner's equity..............................................    15,790     20,950      23,574
Commitments and contingencies...............................
                                                              --------   --------     -------
                                                              $100,375   $ 86,946     $82,946
                                                              ========   ========     =======


            See accompanying notes to combined financial statements.

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

              COMBINED STATEMENTS OF OPERATIONS AND OWNER'S EQUITY


                                                                             SIX MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,          JUNE 30,
                                            ------------------------------   -----------------
                                              1999       2000       2001      2001      2002
                                            --------   --------   --------   -------   -------
                                                                                (UNAUDITED)
                                                          (DOLLARS IN THOUSANDS)
Revenues:
  Marine transportation...................  $ 19,004   $ 26,060   $ 28,637   $16,339   $11,651
  Terminalling............................     2,988      3,978      4,368     2,317     2,392
  Product sales:
     LPG distribution.....................   123,183    143,488     98,285    60,869    38,282
     Fertilizer...........................    27,220     25,976     31,498    18,822    15,918
                                            --------   --------   --------   -------   -------
                                             150,403    169,464    129,783    79,691    54,200
                                            --------   --------   --------   -------   -------
          Total revenues..................   172,395    199,502    162,788    98,347    68,243
                                            --------   --------   --------   -------   -------
Costs and expenses:
  Cost of products sold:
     LPG distribution.....................   107,713    129,171     93,971    57,883    35,947
     Fertilizer...........................    22,517     21,229     26,103    15,809    12,724
                                            --------   --------   --------   -------   -------
                                             130,230    150,400    120,074    73,692    48,671
  Expenses:
     Operating expenses...................    22,018     25,454     19,766    11,063     9,751
     Selling, general, and
       administrative.....................     8,747      7,880      7,513     3,974     3,374
     Depreciation and amortization........     6,600      6,197      3,977     1,952     2,136
                                            --------   --------   --------   -------   -------
          Total costs and expenses........   167,595    189,931    151,330    90,681    63,932
                                            --------   --------   --------   -------   -------
          Operating income................     4,800      9,571     11,458     7,666     4,311
                                            --------   --------   --------   -------   -------
Other income (expense):
  Equity in earnings of unconsolidated
     partnership..........................        --        318      1,641       742     1,654
  Interest expense........................    (6,707)    (7,545)    (5,040)   (2,711)   (1,897)
  Other, net..............................       296         72         81        38        15
                                            --------   --------   --------   -------   -------
          Total other income (expense)....    (6,411)    (7,155)    (3,318)   (1,931)     (228)
                                            --------   --------   --------   -------   -------
          Income (loss) before income
            taxes.........................    (1,611)     2,416      8,140     5,735     4,083
Income taxes..............................      (327)     1,064      2,980     2,098     1,459
                                            --------   --------   --------   -------   -------
          Net income (loss)...............    (1,284)     1,352      5,160     3,637     2,624
Owner's equity at beginning of year.......    15,722     14,438     15,790    15,790    20,950
                                            --------   --------   --------   -------   -------
Owner's equity at end of year.............  $ 14,438   $ 15,790   $ 20,950   $19,427   $23,574
                                            ========   ========   ========   =======   =======


            See accompanying notes to combined financial statements.

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                          SIX MONTHS
                                                                                             ENDED
                                                        YEARS ENDED DECEMBER 31,           JUNE 30,
                                                     -------------------------------   -----------------
                                                       1999        2000       2001      2001      2002
                                                     --------    --------   --------   -------   -------
                                                                                          (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)................................  $ (1,284)   $  1,352   $  5,160   $ 3,637   $ 2,624
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization..................     6,600       6,197      3,977     1,952     2,136
    Deferred income taxes..........................      (463)        873      2,901       553       866
    (Gain) loss on sale of property, plant, and
      equipment....................................      (144)         (2)        (4)       (1)        1
    Equity in earnings of unconsolidated
      partnership..................................        --        (318)    (1,641)     (742)   (1,654)
    Change in current assets and liabilities,
      excluding effects of acquisitions and
      dispositions:
      Accounts and other receivables...............    (6,325)    (10,065)     9,692     7,245     2,449
      Product exchange receivables.................    (1,041)        605       (150)      (36)     (753)
      Inventories..................................     2,296      (7,547)     3,931     3,344     2,832
      Other current assets.........................       487      (2,107)     1,968     1,708      (164)
      Trade and other accounts payable.............     6,801       9,008    (11,667)   (9,143)       74
      Product exchange payables....................      (205)      3,509     (2,651)   (2,399)   (2,032)
      Other accrued liabilities....................       153         471       (100)     (188)     (200)
    Other..........................................      (282)        (60)       141       146         5
                                                     --------    --------   --------   -------   -------
         Net cash provided by (used in) operating
           activities..............................     6,593       1,916     11,557     6,076     6,184
                                                     --------    --------   --------   -------   -------
Cash flows from investing activities:
  Payments for property, plant, and equipment......   (15,094)     (3,874)    (6,198)   (1,156)   (2,016)
  Proceeds from sale of property, plant, and
    equipment......................................       589           2        109        --         7
  Payment of costs associated with formation of
    unconsolidated partnership.....................        --          --       (701)     (701)       --
  Payment received from unconsolidated partnership
    partner........................................        --         920         --        --        --
  Distributions from unconsolidated partnership....        --          --        394       394        --
  Cash paid for acquisition........................        --          --       (102)       --      (103)
                                                     --------    --------   --------   -------   -------
         Net cash used in investing activities.....   (14,505)     (2,952)    (6,498)   (1,463)   (2,112)
                                                     --------    --------   --------   -------   -------
Cash flows from financing activities:
  Payments of long-term debt.......................    (1,790)     (2,107)    (2,801)   (2,497)     (398)
  Borrowings from affiliates.......................    47,624      54,829     56,785    31,997    24,485
  Payments to affiliates...........................   (38,030)    (51,728)   (59,109)  (34,212)  (27,978)
                                                     --------    --------   --------   -------   -------
         Net cash provided by (used in) financing
           activities..............................     7,804         994     (5,125)   (4,712)   (3,891)
                                                     --------    --------   --------   -------   -------
         Net increase (decrease) in cash and cash
           equivalents.............................      (108)        (42)       (66)      (99)      181
Cash at beginning of year..........................       277         169        127       127        61
                                                     --------    --------   --------   -------   -------
Cash at end of year................................  $    169    $    127   $     61   $    28   $   242
                                                     ========    ========   ========   =======   =======


            See accompanying notes to combined financial statements.

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) ORGANIZATION AND DESCRIPTION OF BUSINESS

     The accompanying combined financial statements and notes thereto present the combined financial position, results of operations, changes in combined equity and cash flows of certain assets, liabilities, and operations currently owned by Martin Resource Management Corporation (MRMC). Such operations relate to four primary lines of business: 1) marine transportation of hydrocarbon and hydrocarbon by-products; 2) terminalling of hydrocarbon and hydrocarbon by-products; 3) liquefied petroleum gas (LPG) distribution; and 4) fertilizer manufacturing. These operations are collectively referred to as the Martin Midstream Partners Predecessor (MMPP). These combined financial statements are prepared in connection with the formation and proposed public offering of limited partner units in Martin Midstream Partners L.P. (the Partnership) which will own the businesses previously within MMPP.

     Hydrocarbon products and by-products are produced primarily by major and independent oil and gas companies who often turn to independent third parties, such as MMPP, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, MMPP's primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of hydrocarbon products and by-products.

  (b) PRINCIPLES OF COMBINATION

     MRMC will retain its assets, liabilities, and operations not related to the four lines of business noted above. The retained assets and operations have been excluded from the accompanying combined financial statements of MMPP. These combined financial statements present only those businesses that will be contributed to the Partnership as if MMPP had existed as a single entity separate from MRMC during the periods presented. All intercompany transactions within MMPP have been eliminated.

  (c) INTERIM FINANCIAL DATA


     The interim financial data are unaudited; however, in the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the six-month periods ended June 30, 2001 and 2002. The unaudited combined financial statements should be read in conjunction with the audited combined financial statements presented for each of the years ended December 31, 1999, 2000 and 2001.


  (d) PRODUCT EXCHANGES

     Product exchange balances due to other companies under negotiated agreements are recorded at quoted market product prices while balances due from other companies are recorded at the lower of cost (determined using the first-in, first-out [FIFO] method) or market.

  (e) INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined by using the FIFO method for all inventories.

  (f) REVENUE RECOGNITION

     Revenue for our four operating segments are recognized as follows:

          Marine transportation -- Revenue is recognized for contracted trips upon completion of the particular trip. For time charters, revenue is recognized based on a per day rate.

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)

          Terminalling -- Revenue is recognized for storage contracts based on the contracted monthly tank fixed fee. For throughput contracts, revenue is recognized based on the volume moved through our terminals at the contracted rate.

          LPG distribution -- When product is sold by truck, revenue is recognized upon delivering product to our customers as title to the product transfers when the customer physically receives the product. When product is sold in storage, or by pipeline, revenue is recognized when the customer receives product from either the storage facility or pipeline.

          Fertilizer -- Revenue is recognized when the customer takes title to the product, either at our plant or the customer facility.


          Freight related to LPG distribution and fertilizer sales is recognized as revenue in accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs."


  (g) EQUITY METHOD INVESTMENT

     MMPP has a 49.5% non-controlling limited partner interest in CF Martin Sulphur, L.P. which is accounted for by the equity method. The partnership collects and aggregates, transports, stores and markets molten sulfur supplied by oil refiners and natural gas processors.

     There is a difference in MMPP's basis in the partnership and MMPP's underlying equity on the partnership's books. Such difference is being amortized over 20 years as additional equity in earnings of unconsolidated partnership.

  (h) PROPERTY, PLANT, AND EQUIPMENT

     Owned property, plant, and equipment is stated at cost, less accumulated depreciation. Owned buildings and equipment are depreciated using straight-line method over the estimated lives of the respective assets.

     Routine maintenance and repairs are charged to operating expense while costs of betterments and renewals are capitalized. When an asset is retired or sold, its cost and related accumulated depreciation are removed from the accounts and the difference between net book value of the asset and proceeds from disposition is recognized as gain or loss.

  (i) GOODWILL

     Goodwill represents the excess of purchase price over fair value of net assets acquired and through December 31, 2001, has been amortized on a straight-line basis over the expected periods to be benefited, generally 15 years.

     Through December 31, 2001, MMPP would assess the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, would be measured based on projected discounted future operating cash flows using a discount rate commensurate with the risk involved. The assessment of the recoverability of goodwill would be impacted if estimated future operating cash flows were not achieved.

     Amortization of goodwill totaled $291, $291, and $300 and for the years ended December 31, 1999, 2000, and 2001, respectively, and accumulated amortization amounted to $667 and $967 at December 31, 2000 and 2001, respectively.

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)

  (j) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     Through December 31, 2001, MMPP accounted for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement required that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used was measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets were considered to be impaired, the impairment to be recognized was measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of were reported at the lower of the carrying amount or fair value less costs to sell.

  (k) INDIRECT SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

     Indirect selling, general and administrative expenses are incurred by MRMC and allocated to MMPP to cover costs of centralized corporate functions such as accounting, treasury, engineering, information technology, risk management and other corporate services. Such expenses are based on the percentage of time spent by MRMC's personnel that provide such centralized services.

  (l) INCOME TAXES

     MMPP's operations have historically been included in the consolidated MRMC federal tax return. Income taxes have been calculated based on the combined tax attributes of MMPP's operations. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (m) ENVIRONMENTAL LIABILITIES

     MMPP's policy is to accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimatable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

  (n) USE OF ESTIMATES

     Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these combined financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)

  (o) RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB issued SFAS No. 141, Business Combinations (SFAS No.
141), and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.
142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption (see discussion below).

     The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002.

     Upon adoption of SFAS No. 142, MMPP was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. MMPP was required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. This resulted in no changes to previously recorded amounts.


     In connection with SFAS No. 142's transitional goodwill impairment evaluation, the statement requires MMPP to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, MMPP must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. MMPP will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and MMPP must perform the second step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. If the second step is required, MMPP must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in MMPP's statement of income.



     In addition to the transitional goodwill impairment test, SFAS No. 142 requires MMPP to test for goodwill impairment annually and on an interim basis if an event or circumstance indicates it is more likely than not that an impairment loss has been incurred.


     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires MMPP to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)

MMPP would also record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. MMPP is required to adopt SFAS No. 143 on January 1, 2003.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. MMPP adopted SFAS No. 144 on January 1, 2002 and its adoption had no significant impact on financial position or results of operations.

(2) INVENTORIES

     Components of inventories at December 31, 2000 and 2001 were as follows:

                                                               2000      2001
                                                              -------   -------
Liquefied petroleum gas.....................................  $ 8,995   $ 7,101
Fertilizer -- raw materials and packaging...................    2,665     2,693
Fertilizer -- finished goods................................    5,349     3,343
Other.......................................................      523       464
                                                              -------   -------
                                                              $17,532   $13,601
                                                              =======   =======

(3) PROPERTY, PLANT, AND EQUIPMENT

     At December 31, 2000 and 2001, property, plant, and equipment consisted of the following:

                                                       DEPRECIABLE
                                                          LIVES       2000      2001
                                                       -----------   -------   -------
Land.................................................      --        $   705   $   705
Improvements to land and buildings...................  10-25 years     2,490     3,006
Transportation equipment.............................    3-7 years       401       450
LPG storage equipment................................   5-20 years     2,333     2,369
Marine vessels.......................................   4-25 years    47,244    48,964
Operating equipment..................................   3-20 years    19,989    20,143
Furniture, fixtures, and other equipment.............   3-10 years       541       545
Construction in progress.............................                    405     3,575
                                                                     -------   -------
                                                                     $74,108   $79,757
                                                                     =======   =======

     Depreciation expense was $6,246, $5,834, and $3,605 for the years ended December 31, 1999, 2000 and 2001, respectively.

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)

     During 2000, MMPP transferred property, plant, and equipment with a net book value of $2,902 to affiliates of MRMC recording an offsetting amount to reduce due to affiliates.

(4) GOODWILL

     The following information relates to goodwill balances as of the periods presented:


                                                               DECEMBER 31,
                                                              --------------   JUNE 30,
                                                               2000    2001      2002
                                                              ------   -----   --------
Carrying amount of goodwill:
  Marine transportation segment.............................  $2,195   2,026    2,026
  LPG distribution segment..................................      96      80       80
  Fertilizer segment........................................     886     816      816
                                                              ------   -----    -----
                                                              $3,177   2,922    2,922
                                                              ======   =====    =====


     The following is a reconciliation of reported net income (loss) to the amounts that would have been reported had the Company been subject to SFAS 142 during all periods presented:


                                                                                 SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,         JUNE 30,
                                                    --------------------------   -----------------
                                                     1999      2000      2001     2001      2002
                                                    -------   -------   ------   -------   -------
Net income (loss), as reported....................  $(1,284)    1,352    5,160    3,637     2,624
Goodwill amortization, net of taxes...............      192       192      198       96        --
                                                    -------   -------   ------   ------    ------
Net income (loss), as adjusted....................  $(1,092)    1,544    5,358    3,733     2,624
                                                    =======   =======   ======   ======    ======


(5) LEASES

     MMPP has numerous noncancelable operating leases primarily for transportation and other equipment. The leases generally provide that all expenses related to the equipment are to be paid by the lessee. Management expects to renew or enter into similar leasing arrangements for similar equipment upon the expiration of the current lease agreements.

     The future minimum lease payments under noncancelable operating leases for years subsequent to December 31, 2001 are as follows: 2002 -- $861;
2003 -- $801; 2004 -- $644; 2005 -- $581; and 2006 -- $10.

     Total rent expense for operating leases for the years ended December 31, 1999, 2000 and 2001 was $2,778, $2,390, and $1,377, respectively.

(6) INVESTMENT IN UNCONSOLIDATED PARTNERSHIP

     On November 22, 2000, MMPP contributed certain assets and liabilities to acquire a 49.5% non-controlling limited partnership interest in a partnership, C.F. Martin Sulphur, L.P. (CF Martin), which is

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)

an independent provider of transportation, terminalling, marketing and logistics management services for molten sulfur. The carrying amount of assets and liabilities contributed by MMPP were as follows:

Accounts and other receivables..............................  $  8,314
Inventories.................................................     3,176
Other current assets........................................        97
Net property, plant, and equipment..........................    22,967
Other assets................................................        29
Accounts payable and accrued expenses.......................    (7,575)
Long-term debt, including current installments..............   (30,014)
                                                              --------
                                                              $ (3,006)
                                                              ========


     In connection with the contribution, MMPP received $920 in 2000 from the other partner which represented a working capital adjustment under the Partnership Agreement. Additionally, MMPP paid $721 in 2001 related to costs of forming the partnership, primarily professional fees.


     The long-term debt contributed included $18 million of non-MMPP debt which was contributed to MMPP by MRMC and then contributed by MMPP to the partnership.

     The gain of $3,006 was not recognized in connection with the exchange due to MMPP having an actual and implied commitment to support the operations of the partnership due to its continued involvement as a supplier of services to CF Martin and MRMC's guaranty of CF Martin's debt. The difference in the original carrying value (deferred credit of $3,006) of MMPP's investment in the partnership and its share of the original net assets of $7,474 is being amortized over 20 years as additional equity in earnings in the partnership.


     Certain financial information related to 1) MMPP's investment in, equity in earnings in and cash distributions from the partnership and 2) the partnership is as follows:



                                                                   DECEMBER 31,
                                                             -------------------------
                                                             1999     2000      2001
                                                             -----   -------   -------
MMPP
Investment.................................................  $ --    $(2,688)  $(1,441)
                                                             =====   =======   =======
Equity in earnings:
  Allocation of actual earnings............................    --        274     1,117
  Amortization of basis difference.........................    --         44       524
                                                             -----   -------   -------
                                                             $ --    $   318   $ 1,641
                                                             =====   =======   =======
Cash distributions received................................    --         --       394
                                                             =====   =======   =======
PARTNERSHIP
Total assets...............................................  $ --    $47,129   $42,973
Long-term debt.............................................    --     11,432    10,850
Total partners' capital....................................    --     27,081    28,548
MMPP equity balance........................................    --      7,748     8,474
Revenues...................................................    --      5,907    27,888
Net income.................................................    --        554     2,257

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)

(7) LONG-TERM DEBT

     At December 31, 2000 and 2001, long-term debt consisted of the following:

                                                               2000      2001
                                                              -------   ------
$12,000 Term Loan at variable interest rate (8.74%* at
  December 31, 2001), due in monthly installments with a
  balloon payment due September 2007, secured by various
  marine vessels............................................  $ 9,411   $8,815
Note payable................................................    2,205       --
                                                              -------   ------
  Total long-term debt......................................   11,616    8,815
  Less current installments.................................      925      970
                                                              -------   ------
  Long-term debt, net of current installments...............  $10,691   $7,845
                                                              =======   ======

---------------

* Interest rate fluctuates based on the one-year United States Treasury Bill rate plus 250 basis points and is reset every 18 months. Such interest rate was reset in March 2002 at 5.16%.

     The aggregate maturities of long-term debt for the next five years are as follows: 2002 -- $970; 2003 -- $1,345; 2004 -- $1,416; 2005 -- $1,491; and 2006
- $1,570.

(8) INCOME TAXES

     The components of income tax expense (benefit) for the years ended December 31, 1999, 2000 and 2001, are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1999     2000     2001
                                                              -----   ------   ------
Current:
  Federal...................................................  $  --   $   --   $   --
  State.....................................................    136      191       79
                                                              -----   ------   ------
                                                                136      191       79
Deferred -- federal.........................................   (463)     873    2,901
                                                              -----   ------   ------
                                                              $(327)  $1,064   $2,980
                                                              =====   ======   ======

     The income tax expense (benefit) for 1999, 2000 and 2001 differs from the "expected" tax expense (benefit) (computed by applying the federal corporate rate of 34% to income before income taxes) as follows:

                                                              1999     2000     2001
                                                              -----   ------   ------
"Expected" tax expense (benefit)............................  $(548)  $  821   $2,768
Increase (decrease) in income taxes resulting from:
  State income taxes, net of federal income tax benefit.....     90      126       52
  Tax effect of nondeductible goodwill amortization.........     81       81       81
  Other nondeductible items.................................     50       36       79
                                                              -----   ------   ------
                                                              $(327)  $1,064   $2,980
                                                              =====   ======   ======

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include:

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
Deferred tax assets:
  Difference in basis -- unconsolidated partnership.........  $ 2,039    $ 1,762
  Net operating loss carry forward..........................    3,054      1,101
  Difference in basis of property, plant, and equipment.....      223        223
  Other.....................................................      337        890
                                                              -------    -------
     Total deferred tax assets..............................    5,653      3,976
     Less valuation allowance...............................       --         --
                                                              -------    -------
     Net deferred tax assets................................    5,653      3,976
                                                              -------    -------
Deferred tax liabilities:
  Excess of tax over book depreciation......................   12,994     14,241
  Other.....................................................       23         --
                                                              -------    -------
     Total deferred tax liabilities.........................   13,017     14,241
                                                              -------    -------
     Net deferred tax liability.............................  $ 7,364    $10,265
                                                              =======    =======

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     At December 31, 2000 and 2001, current state income taxes payable of $191 and $184, respectively, was included in other accrued liabilities in the balance sheet.

     At December 31, 2001, the Company has total net operating loss carryforwards for federal income tax purposes of $3,240 available to offset future federal taxable income, if any, through 2014.

(9) RELATED PARTY TRANSACTIONS

     Included in the combined financial statements for the years ended December 31, 1999, 2000 and 2001, are various related party transactions and balances primarily with 1) MRMC and affiliates and 2) CF Martin Sulphur, L.P.


     For MRMC and affiliates, such transactions consist primarily of (1) LPG product sales; (2) marine transportation revenues; (3) terminalling revenue and wharfage fees; (4) fertilizer product sales; (5) LPG storage and throughput expenses; (6) LPG product purchases; (7) land transportation hauling costs; (8) sulfuric acid product purchases; (9) marine fuel purchases; (10) LPG truck loading costs; (11) overhead allocation expenses; and (12) interest expense on affiliate balances. For CF Martin

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)

Sulphur, L.P., such transactions consist primarily of (1) marine transportation revenues, (2) fertilizer handling fees, (3) product purchase settlements, (4) overhead allocation reimbursement, and (5) marine crew charge reimbursement.

     Significant transactions with these related parties are reflected in the combined financial statements as follows:

  MRMC AND AFFILIATES


                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              1999     2000     2001
                                                             ------   ------   ------
LPG product sales (LPG revenues)...........................  $    3   $1,223   $  237
Marine transportation revenues (Marine transportation
  revenues)................................................   3,614    3,686    3,999
Terminalling revenue and wharfage fees (Terminalling
  revenues)................................................     709      637      428
Fertilizer product sales (Fertilizer revenues).............   1,700    1,757    1,531
LPG storage and throughput expenses (LPG cost of products
  sold)....................................................     297      337      307
LPG product purchases (LPG cost of products sold)..........     849    1,079      741
Land transportation hauling costs (LPG cost of products
  sold)....................................................   9,178    8,466    5,471
Sulfuric acid product purchases (Fertilizer cost of
  products sold)...........................................   1,330    1,375    1,453
Marine fuel purchases (Operating expenses).................     897    1,710      738
LPG truck loading costs (Operating expenses)...............     318      357      432
Overhead allocation expenses (Selling, general and
  administrative expenses).................................     731      853      759
Interest expense (Interest expense)........................   4,711    5,707    4,220


  CF MARTIN SULPHUR, L.P.


                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              1999     2000     2001
                                                             ------   ------   ------
Marine transportation revenues (Marine transportation
  revenues)................................................      --       --      586
Fertilizer handling fees (Fertilizer revenues).............      --       15      167
Product purchase settlements (Fertilizer cost of products
  sold)....................................................      --       61     (501)
Overhead allocation reimbursement (Selling, general and
  administrative expenses).................................      --       22      202
Marine crew charge reimbursement (Operating expenses)......      --      134    1,220


(10) FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires that MMPP disclose estimated fair values for its financial instruments. Fair value estimates are set forth below for the Company's financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     - Accounts and other receivables, trade and other accounts payable, other accrued liabilities and due to affiliates -- The carrying amounts approximate fair value because of the short maturity of these instruments.

     - Long-term debt including current maturities -- The carrying amount approximates fair value due to the debt having a variable interest rate.

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)

(11) COMMITMENTS AND CONTINGENCIES

     Under our marine transportation agreement with CF Martin Sulphur, L.P., we could be obligated to reimburse CF Martin Sulphur, L.P. for a portion of the expenditures CF Martin Sulphur, L.P. incurred in connection with reconfiguring a tug/barge tanker unit to carry molten sulfur. We believe that the risk is remote that we will ever need to pay any amounts to CF Martin Sulphur, L.P. under this reimbursement obligation. As of February 25, 2002, our aggregate reimbursement liability would have been approximately $2.5 million. This amount decreases by approximately $300,000 annually based on an amortization rate.

     From time to time, MMPP is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on MMPP.

(12) BUSINESS SEGMENTS

     MMPP has four reportable segments: transportation, terminalling, LPG distribution, and fertilizer. The Company's reportable segments are strategic business units that offer different products and services. The operating income of these segments is reviewed by the chief operating decision maker to assess performance and make business decisions.

                                                                  OPERATING
                                                                   REVENUES     DEPRECIATION    OPERATING
                                      OPERATING   INTERSEGMENT      AFTER            AND         INCOME       CAPITAL
                                      REVENUES    ELIMINATIONS   ELIMINATIONS   AMORTIZATION     (LOSS)     EXPENDITURES
                                      ---------   ------------   ------------   -------------   ---------   ------------
Year ended December 31, 1999:
  Marine transportation.............  $ 26,118      $ (7,114)      $ 19,004        $3,045        $ 2,036      $ 7,387
  Terminalling......................     3,908          (920)         2,988           603           (439)       1,642
  LPG distribution..................   124,918        (1,735)       123,183         1,822          4,486        4,808
  Fertilizer........................    27,549          (329)        27,220         1,130           (552)       1,257
  Indirect selling, general, and
    administrative..................        --            --             --            --           (731)          --
                                      --------      --------       --------        ------        -------      -------
    Total...........................  $182,493      $(10,098)      $172,395        $6,600        $ 4,800      $15,094
                                      ========      ========       ========        ======        =======      =======
Year ended December 31, 2000:
  Marine transportation.............  $ 32,256      $ (6,196)      $ 26,060        $3,003        $ 5,395      $ 1,809
  Terminalling......................     4,741          (763)         3,978           457            418          943
  LPG distribution..................   145,203        (1,715)       143,488         1,720          3,978           12
  Fertilizer........................    26,214          (238)        25,976         1,017            633        1,110
  Indirect selling, general, and
    administrative..................        --            --             --            --           (853)          --
                                      --------      --------       --------        ------        -------      -------
    Total...........................  $208,414      $ (8,912)      $199,502        $6,197        $ 9,571      $ 3,874
                                      ========      ========       ========        ======        =======      =======
Year ended December 31, 2001:
  Marine transportation.............  $ 28,783      $   (146)      $ 28,637        $2,499        $ 7,787      $ 3,743
  Terminalling......................     4,368            --          4,368           266          1,750        1,462
  LPG distribution..................    99,541        (1,256)        98,285           255          1,264          103
  Fertilizer........................    32,513        (1,015)        31,498           957          1,416          890
  Indirect selling, general, and
    administrative..................        --            --             --            --           (759)          --
                                      --------      --------       --------        ------        -------      -------
    Total...........................  $165,205      $ (2,417)      $162,788        $3,977        $11,458      $ 6,198
                                      ========      ========       ========        ======        =======      =======

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)


                                                                  OPERATING
                                                                   REVENUES     DEPRECIATION    OPERATING
                                      OPERATING   INTERSEGMENT      AFTER            AND         INCOME       CAPITAL
                                      REVENUES    ELIMINATIONS   ELIMINATIONS   AMORTIZATION     (LOSS)     EXPENDITURES
                                      ---------   ------------   ------------   -------------   ---------   ------------
Six months ended June 30, 2001:
  Marine transportation.............  $ 16,412      $    (73)      $ 16,339        $1,229        $ 4,876      $   585
  Terminalling......................     2,317            --          2,317           177            733           --
  LPG distribution..................    61,710          (841)        60,869            77          1,490           39
  Fertilizer........................    19,585          (763)        18,822           469            923          532
  Indirect selling, general, and
    administrative..................        --            --             --            --           (356)          --
                                      --------      --------       --------        ------        -------      -------
    Total...........................  $100,024      $ (1,677)      $ 98,347        $1,952        $ 7,666      $ 1,156
                                      ========      ========       ========        ======        =======      =======
Six months ended June 30, 2002:
  Marine transportation.............  $ 11,711      $    (60)      $ 11,651        $1,418        $ 1,408      $    75
  Terminalling......................     2,392            --          2,392           146            918        1,897
  LPG distribution..................    38,714          (432)        38,282           111            989           15
  Fertilizer........................    16,149          (231)        15,918           461          1,360           29
  Indirect selling, general, and
    administrative..................        --            --             --            --           (364)          --
                                      --------      --------       --------        ------        -------      -------
    Total...........................  $ 68,966      $   (723)      $ 68,243        $2,136        $ 4,311      $ 2,016
                                      ========      ========       ========        ======        =======      =======



                                                                             SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,         JUNE 30,
                                               ---------------------------   -----------------
                                                1999      2000      2001      2001      2002
                                               -------   -------   -------   -------   -------
Operating income.............................  $ 4,800   $ 9,571   $11,458   $ 7,666   $ 4,311
Equity in earnings of unconsolidated
  partnership................................       --       318     1,641       742     1,654
Interest expense.............................   (6,707)   (7,545)   (5,040)   (2,711)   (1,897)
Other, net...................................      296        72        81        38        15
                                               -------   -------   -------   -------   -------
  Income (loss) before income taxes..........  $(1,611)  $ 2,416   $ 8,140   $ 5,735   $ 4,083
                                               =======   =======   =======   =======   =======



                                                                 DECEMBER 31,      JUNE 30,
                                                              ------------------   --------
                                                                2000      2001       2002
                                                              --------   -------   --------
Total assets:
  Marine transportation.....................................  $ 42,675   $42,962   $41,258
  LPG distribution..........................................    31,953    19,595    13,436
  Fertilizer................................................    20,561    19,488    19,362
  Terminalling..............................................     5,186     4,901     8,890
                                                              --------   -------   -------
     Total assets...........................................  $100,375   $86,946   $82,946
                                                              ========   =======   =======



(13) NON-CASH TRANSACTIONS



     During 2000 MMPP transferred property, plant and equipment with a net book value of $2,902 to affiliates of MRMC recording an offsetting amount to reduce due to affiliates. In November 2000, MMPP

                     MARTIN MIDSTREAM PARTNERS PREDECESSOR

                             (DOLLARS IN THOUSANDS)


contributed the following assets and liabilities to acquire a 49.5% non-controlling limited partnership interest in CF Martin Sulphur, L.P.:



Accounts and other receivables..............................  $  8,314
Inventories.................................................     3,176
Other current assets........................................        97
Net property, plant, and equipment..........................    22,967
Other assets................................................        29
Accounts payable and accrued expenses.......................    (7,575)
Long-term debt, including current installments..............   (30,014)
                                                              --------
                                                              $ (3,006)
                                                              ========

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Martin Midstream GP LLC:

     We have audited the accompanying balance sheet of Martin Midstream Partners L.P. as of June 26, 2002. This balance sheet is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Martin Midstream Partners L.P. at June 26, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Shreveport, Louisiana
June 26, 2002

                         MARTIN MIDSTREAM PARTNERS L.P.

                                 BALANCE SHEET
                                 JUNE 26, 2002

                               ASSETS
Cash........................................................   $1,000
                                                               ------

                          PARTNERS' EQUITY
Limited partner's equity....................................   $  980
General partner's equity....................................       20
                                                               ------
          Total partners' equity............................   $1,000
                                                               ======

                  See accompanying note to the balance sheet.

                         MARTIN MIDSTREAM PARTNERS L.P.

                             NOTE TO BALANCE SHEET
                                 JUNE 26, 2002

(1) NATURE OF OPERATIONS

     Martin Midstream Partners L.P. (the Partnership) is a Delaware limited partnership formed on June 21, 2002, to acquire certain assets, liabilities, and operations of Martin Resource Management Corporation (MRMC) and its subsidiaries. The Partnership's general partner is Martin Midstream GP LLC.

     The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue common units and subordinated units, representing additional limited partner interests, to affiliates of MRMC.

     Martin Midstream GP LLC, as general partner, contributed $20, and an affiliate of MRMC contributed $980, to the Partnership on June 26, 2002. There have been no other transactions involving the Partnership as of June 26, 2002.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Martin Midstream GP LLC:

     We have audited the accompanying balance sheet of Martin Midstream GP LLC as of June 26, 2002. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Martin Midstream GP LLC at June 26, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Shreveport, Louisiana
June 26, 2002

                            MARTIN MIDSTREAM GP LLC

                                 BALANCE SHEET
                                 JUNE 26, 2002

                               ASSETS
Cash........................................................  $  980
Investment in Martin Midstream Partners L.P. ...............      20
                                                              ------
          Total assets......................................  $1,000
                                                              ======

                           OWNER'S EQUITY
Owner's equity..............................................  $1,000
                                                              ======

                  See accompanying note to the balance sheet.

                            MARTIN MIDSTREAM GP LLC

                             NOTE TO BALANCE SHEET
                                 JUNE 26, 2002

(1) NATURE OF OPERATIONS

     Martin Midstream GP LLC (the General Partner) is a Delaware limited liability company formed on June 21, 2002 to become the general partner of Martin Midstream Partners L.P. (the Partnership). The General Partner owns a 2% general partner interest in the Partnership.

     On June 26, 2002, affiliates of Martin Resource Management Corporation contributed $1,000 to the General Partner in exchange for a 100% ownership interest.

     The General Partner has invested $20 in the Partnership. There have been no other transactions involving the General Partner as of June 26, 2002.

                                                                      APPENDIX A

                           FIRST AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                         MARTIN MIDSTREAM PARTNERS L.P.

                               TABLE OF CONTENTS

ARTICLE I -- DEFINITIONS
  SECTION 1.1    Definitions.................................................   A-1
  SECTION 1.2    Construction................................................  A-15

ARTICLE II -- ORGANIZATION
  SECTION 2.1    Formation...................................................  A-16
  SECTION 2.2    Name........................................................  A-16
  SECTION 2.3    Registered Office; Registered Agent; Principal Office; Other
                 Offices.....................................................  A-16
  SECTION 2.4    Purpose and Business........................................  A-16
  SECTION 2.5    Powers......................................................  A-17
  SECTION 2.6    Power of Attorney...........................................  A-17
  SECTION 2.7    Term........................................................  A-18
  SECTION 2.8    Title to Partnership Assets.................................  A-18

ARTICLE III -- RIGHTS OF LIMITED PARTNERS
  SECTION 3.1    Limitation of Liability.....................................  A-18
  SECTION 3.2    Management of Business......................................  A-18
  SECTION 3.3    Outside Activities of the Limited Partners..................  A-18
  SECTION 3.4    Rights of Limited Partners..................................  A-19

ARTICLE IV -- CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP
              INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS
  SECTION 4.1    Certificates................................................  A-19
  SECTION 4.2    Mutilated, Destroyed, Lost or Stolen Certificates...........  A-20
  SECTION 4.3    Record Holders..............................................  A-20
  SECTION 4.4    Transfer Generally..........................................  A-21
  SECTION 4.5    Registration and Transfer of Limited Partner Interests......  A-21
  SECTION 4.6    Transfer of the General Partner's General Partner
                 Interest....................................................  A-22
  SECTION 4.7    Transfer of Incentive Distribution Rights...................  A-22
  SECTION 4.8    Restrictions on Transfers...................................  A-22
  SECTION 4.9    Citizenship Certificates; Non-citizen Assignees.............  A-23
  SECTION 4.10   Redemption of Partnership Interests of Non-citizen
                 Assignees...................................................  A-24

ARTICLE V -- CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
  SECTION 5.1    Organizational Contributions................................  A-25
  SECTION 5.2    Contributions by the General Partner and its Affiliates.....  A-25
  SECTION 5.3    Contributions by Initial Limited Partners and Distributions
                 to the General Partner......................................  A-25
  SECTION 5.4    Interest and Withdrawal.....................................  A-26
  SECTION 5.5    Capital Accounts............................................  A-26
  SECTION 5.6    Issuances of Additional Partnership Securities..............  A-28
  SECTION 5.7    Limitations on Issuance of Additional Partnership
                 Securities..................................................  A-29
  SECTION 5.8    Conversion of Subordinated Units............................  A-31
  SECTION 5.9    Limited Preemptive Right....................................  A-33
  SECTION 5.10   Splits and Combinations.....................................  A-34
  SECTION 5.11   Fully Paid and Non-Assessable Nature of Limited Partner
                 Interests...................................................  A-34

ARTICLE VI -- ALLOCATIONS AND DISTRIBUTIONS
  SECTION 6.1    Allocations for Capital Account Purposes....................  A-34
  SECTION 6.2    Allocations for Tax Purposes................................  A-40
  SECTION 6.3    Requirement and Characterization of Distributions;
                 Distributions to Record Holders.............................  A-42
  SECTION 6.4    Distributions of Available Cash from Operating Surplus......  A-42
  SECTION 6.5    Distributions of Available Cash from Capital Surplus........  A-43
  SECTION 6.6    Adjustment of Minimum Quarterly Distribution and Target
                 Distribution Levels.........................................  A-44
  SECTION 6.7    Special Provisions Relating to the Holders of Subordinated
                 Units.......................................................  A-44
  SECTION 6.8    Special Provisions Relating to the Holders of Incentive
                 Distribution Rights.........................................  A-44
  SECTION 6.9    Entity-Level Taxation.......................................  A-45

ARTICLE VII -- MANAGEMENT AND OPERATION OF BUSINESS
  SECTION 7.1    Management..................................................  A-45
  SECTION 7.2    Certificate of Limited Partnership..........................  A-47
  SECTION 7.3    Restrictions on the General Partner's Authority.............  A-47
  SECTION 7.4    Reimbursement of the General Partner........................  A-47
  SECTION 7.5    Outside Activities..........................................  A-48
  SECTION 7.6    Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain
                 Restrictions on the General Partner.........................  A-49
  SECTION 7.7    Indemnification.............................................  A-50
  SECTION 7.8    Liability of Indemnitees....................................  A-51
  SECTION 7.9    Resolution of Conflicts of Interest.........................  A-52
  SECTION 7.10   Other Matters Concerning the General Partner................  A-53
  SECTION 7.11   Purchase or Sale of Partnership Securities..................  A-54
  SECTION 7.12   Registration Rights of the General Partner and its
                 Affiliates..................................................  A-54
  SECTION 7.13   Reliance by Third Parties...................................  A-55

ARTICLE VIII -- BOOKS, RECORDS, ACCOUNTING AND REPORTS
  SECTION 8.1    Records and Accounting......................................  A-56
  SECTION 8.2    Fiscal Year.................................................  A-56
  SECTION 8.3    Reports.....................................................  A-56

ARTICLE IX -- TAX MATTERS
  SECTION 9.1    Tax Returns and Information.................................  A-57
  SECTION 9.2    Tax Elections...............................................  A-57
  SECTION 9.3    Tax Controversies...........................................  A-57
  SECTION 9.4    Withholding.................................................  A-57

ARTICLE X -- ADMISSION OF PARTNERS
  SECTION 10.1   Admission of Initial Limited Partners.......................  A-57
  SECTION 10.2   Admission of Substituted Limited Partner....................  A-58
  SECTION 10.3   Admission of Successor General Partner......................  A-58
  SECTION 10.4   Admission of Additional Limited Partners....................  A-58
  SECTION 10.5   Amendment of Agreement and Certificate of Limited
                 Partnership.................................................  A-59


ARTICLE XI -- WITHDRAWAL OR REMOVAL OF PARTNERS
  SECTION 11.1   Withdrawal of the General Partner...........................  A-59
  SECTION 11.2   Removal of the General Partner..............................  A-60
  SECTION 11.3   Interest of Departing Partner and Successor General
                 Partner.....................................................  A-60
  SECTION 11.4   Termination of Subordination Period, Conversion of
                 Subordinated Units and Extinguishment of Cumulative Common
                 Unit Arrearages.............................................  A-61
  SECTION 11.5   Withdrawal of Limited Partners..............................  A-62

ARTICLE XII -- DISSOLUTION AND LIQUIDATION
  SECTION 12.1   Dissolution.................................................  A-62
  SECTION 12.2   Continuation of the Business of the Partnership After
                 Dissolution.................................................  A-62
  SECTION 12.3   Liquidator..................................................  A-63
  SECTION 12.4   Liquidation.................................................  A-63
  SECTION 12.5   Cancellation of Certificate of Limited Partnership..........  A-64
  SECTION 12.6   Return of Contributions.....................................  A-64
  SECTION 12.7   Waiver of Partition.........................................  A-64
  SECTION 12.8   Capital Account Restoration.................................  A-64

ARTICLE XIII -- AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE
  SECTION 13.1   Amendment to be Adopted Solely by the General Partner.......  A-64
  SECTION 13.2   Amendment Procedures........................................  A-65
  SECTION 13.3   Amendment Requirements......................................  A-66
  SECTION 13.4   Special Meetings............................................  A-66
  SECTION 13.5   Notice of a Meeting.........................................  A-67
  SECTION 13.6   Record Date.................................................  A-67
  SECTION 13.7   Adjournment.................................................  A-67
  SECTION 13.8   Waiver of Notice; Approval of Meeting; Approval of
                 Minutes.....................................................  A-67
  SECTION 13.9   Quorum......................................................  A-67
  SECTION 13.10  Conduct of a Meeting........................................  A-68
  SECTION 13.11  Action Without a Meeting....................................  A-68
  SECTION 13.12  Voting and Other Rights.....................................  A-68

ARTICLE XIV -- MERGER
  SECTION 14.1   Authority...................................................  A-69
  SECTION 14.2   Procedure for Merger or Consolidation.......................  A-69
  SECTION 14.3   Approval by Limited Partners of Merger or Consolidation.....  A-69
  SECTION 14.4   Certificate of Merger.......................................  A-70
  SECTION 14.5   Effect of Merger............................................  A-70

ARTICLE XV -- RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
  SECTION 15.1   Right to Acquire Limited Partner Interests..................  A-71

ARTICLE XVI -- GENERAL PROVISIONS
  SECTION 16.1   Addresses and Notices.......................................  A-72
  SECTION 16.2   Further Action..............................................  A-73
  SECTION 16.3   Binding Effect..............................................  A-73
  SECTION 16.4   Integration.................................................  A-73
  SECTION 16.5   Creditors...................................................  A-73

  SECTION 16.6   Waiver......................................................  A-73
  SECTION 16.7   Counterparts................................................  A-73
  SECTION 16.8   Applicable Law..............................................  A-73
  SECTION 16.9   Invalidity of Provisions....................................  A-73
  SECTION 16.10  Consent of Partners.........................................  A-73

         FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
                         MARTIN MIDSTREAM PARTNERS L.P.

     THIS AGREEMENT OF LIMITED PARTNERSHIP OF MARTIN MIDSTREAM PARTNERS L.P.,
dated as of           is entered into by and among Martin Midstream GP LLC, a
Delaware limited liability company, as the General Partner, and Martin Resource LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     SECTION 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

     "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

     "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

          (i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

          (ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

     "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

     "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

     "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

     "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and
(ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

     "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

     "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

     "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

     "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

     "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

     "Agreement" means this First Amended and Restated Agreement of Limited Partnership of Martin Midstream Partners L.P., as it may be amended, supplemented or restated from time to time.

     "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

     "Associate" means, when used to indicate a relationship with any Person,
(a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

     "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

          (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

          (b) the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

     Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

     "Book Basis Derivative Items" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

     "Book-Down Event" means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

     "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section
5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

     "Book-Up Event" means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

     "Business" has the meaning assigned to such term in the Omnibus Agreement.

     "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

     "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

     "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution Agreement, or any payment made by the General Partner to the Partnership described in Section 5.2(c).

     "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, marine transportation, storage facilities and logistics assets, and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

     "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

     "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

     "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

     "Certificate" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

     "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

     "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner or an Assignee certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

     "Claim" has the meaning assigned to such term in Section 7.12(c).

     "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

     "Closing Price" has the meaning assigned to such term in Section 15.1(a).

     "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

     "Combined Interest" has the meaning assigned to such term in Section
11.3(a).

     "Commission" means the United States Securities and Exchange Commission.

     "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner, and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

     "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

     "Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required to serve on an audit committee of a board of directors by the National Securities Exchange on which the Common Units are listed for trading.

     "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

     "Contribution Agreement" means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Partnership, Martin Resource Management Corporation and certain other Affiliates of Martin Resource Management Corporation, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

     "Controlled Person" means any corporation or partnership of which the Partnership or any Subsidiary owns or controls an interest in excess of 25%.

     "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

     "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

     "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

     "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

     "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

     "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

     "Economic Risk of Loss" has the meaning set forth in Treasury Regulation
Section 1.752-2(a).

     "Eligible Citizen" means a Person who is (i) qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein and (ii) is not a Non-citizen.

     "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

     "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).

     "First Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(D).

     "First Target Distribution" means $0.55 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2002, it means the product of $0.55 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is
91), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "Fully Diluted Basis" means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter following the end of the last Quarter contained in the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange, and (d) were not converted into or exercised or exchanged for such Units prior to the end of the last quarter referred to in clause (c) above; provided that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units which such consideration would purchase at the Current Market Price.

     "General Partner" means Martin GP LLC and its successors and permitted assigns as general partner of the Partnership.

     "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

     "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

     "Group Member" means a member of the Partnership Group.

     "Holder" as used in Section 7.12, has the meaning assigned to such term in
Section 7.12(a).

     "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its interest in the Operating Partnership and Martin Operating GP LLC pursuant to
Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

     "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v),
(vi) and (vii) and 6.4(b)(iii), (iv) and (v).

     "Indemnified Persons" has the meaning assigned to such term in Section 7.12(c).

     "Indemnitee" means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

     "Initial Common Units" means the Common Units sold in the Initial Offering.

     "Initial Limited Partners" means the General Partner and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

     "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

     "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

     "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

     "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

     "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

     "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

     "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

     "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

     "Merger Agreement" has the meaning assigned to such term in Section 14.1.

     "Minimum Quarterly Distribution" means $0.50 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 2002, it means the product of $0.50 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is
91), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

     "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

     "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

     "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

     "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

     "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

     "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

     "Non-citizen" means (1) any person (including any individual, a partnership, a corporation or an association) who is not a United States citizen, within the meaning of Section 2 of the Shipping Act, 1916, as amended or as it may hereafter be amended; (2) any foreign government or representative thereof; (3) any corporation, the president, chief executive officer or chairman of the board of directors of which is a Non-citizen, or of which more than a minority or the number of its directors necessary to constitute a quorum are Non-citizens; (4) any corporation organized under the laws of any foreign government; (5) any corporation of which 25% or greater interest is owned beneficially or of record, or may be voted by, a Non-citizen or Non-citizens, or which by any other means whatsoever is controlled by or in which control is permitted to be exercised by a Non-citizen or Non-citizens (the General Partner being authorized to determine reasonably the meaning of "control" for this purpose); (6) any partnership or association which is controlled by a Non-citizen or Non-citizens; or (7) any person (including an individual, partnership, corporation or association) who acts as representative of or fiduciary for any person described in clauses (1) through (6) above.

     "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner pursuant to Section 4.9.

     "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

     "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

     "Nonrecourse Liability" has the meaning set forth in Treasury Regulation
Section 1.752-1(a)(2).

     "Notice of Election to Purchase" has the meaning assigned to such term in
Section 15.1(b).

     "Omnibus Agreement" means that Omnibus Agreement, dated as of the Closing Date, among Martin Resource Management Corporation, the General Partner, the Partnership and the Operating Partnership.

     "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

          (a) Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

          (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

     "Operating Partnership" means Martin Operating Partnership, L.P., a Delaware limited partnership, and any successors thereto.

     "Operating Partnership Agreement" means the Amended and Restated Partnership Agreement of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

     "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

          (a) the sum of (i) $8.5 million plus (ii) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (iii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iv) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

          (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

     Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

     "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

     "Option Closing Date" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

     "Organizational Limited Partner" means Martin Resource LLC in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

     "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any

Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner; provided further, that the provisions contained herein may be amended by the General Partner as provided in Section 13.1 hereof.

     "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

     "Parity Units" means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section
6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such
(i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

     "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

     "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

     "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

     "Partners" means the General Partner and the Limited Partners.

     "Partnership" means Martin Midstream Partners L.P., a Delaware limited partnership, and any successors thereto.

     "Partnership Group" means the Partnership, the Operating Partnership and any Subsidiary of any such entity, treated as a single consolidated entity.

     "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

     "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

     "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

     "Percentage Interest" means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing
(A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

     "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

     "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

     "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

     "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

     "Quarter" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

     "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the
Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

     "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

     "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

     "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to
Section 4.10.

     "Registration Statement" means the Registration Statement on Form S-1
(Registration No.           ) as it has been or as it may be amended or
supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

     "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive

Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

     "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and
(b) any allocation of an item of income, gain, loss or deduction pursuant to
Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

     "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

     "Second Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(E).

     "Second Target Distribution" means $0.625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2002, it means the product of $0.625 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

     "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period,
(i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

     "Special Approval" means approval by a majority of the members of the Conflicts Committee.

     "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

     "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

          (a) the first day of any Quarter beginning after September 30, 2009 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution (or portion thereof for the first fiscal quarter after the Closing Date) on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

          (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

     "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or
(ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

     "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

     "Surviving Business Entity" has the meaning assigned to such term in
Section 14.2(b).

     "Third Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(F).

     "Third Target Distribution" means $0.75 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2002, it means the product of $0.75 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "Trading Day" has the meaning assigned to such term in Section 15.1(a).

     "transfer" has the meaning assigned to such term in Section 4.4(a).

     "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

     "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

     "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

     "Underwriting Agreement" means the Underwriting Agreement dated among the Underwriters, the Partnership, the General Partner, the Operating Partnership and Martin Resource Management Corporation, providing for the purchase of Common Units by such Underwriters.

     "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

     "Unitholders" means the holders of Units.

     "Unit Majority" means, (x) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, (y) at least a majority of the Outstanding Common Units.

     "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

     "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over
(b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

     "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

     "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

     "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

     "U.S. Maritime Company" means any corporation or other entity which, directly or indirectly (1) owns or operates vessels in the United States coastwise trade, intercoastal trade or noncontiguous domestic trade; (2) owns or operates any vessel built with construction differential subsidies from the United States Government (or any agency thereof); (3) is a party to an operating differential subsidy agreement with the United States Government (or any agency thereof) on account of ships owned, chartered or operated by it; (4) owns any vessel on which there is a preferred mortgage issued in connection with Title XI of the Merchant Marine Act, 1936, as amended; (5) operates vessels under agreement with the United States Government (or any agency thereof); (6) conducts any activity, takes any action or receives any benefit which would be adversely affected under any provision of the U.S. maritime, shipping or vessel documentation laws by virtue of Non-citizen ownership of its stock; or (7) maintains a Capital Construction Fund under the provisions of Section 607 of the Merchant Marine Act of 1936, as amended.

     "Withdrawal Opinion of Counsel" has the meaning assigned to such term in
Section 11.1(b).

     "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing
Date) for an economically meaningful period of time.

     SECTION 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                   ARTICLE II

                                  ORGANIZATION

     SECTION 2.1 Formation. The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Martin Midstream Partners L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

     SECTION 2.2 Name. The name of the Partnership shall be "Martin Midstream Partners L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

     SECTION 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 4200 Stone Road, Kilgore, Texas 75662 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 4200 Stone Road, Kilgore, Texas 75662 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

     SECTION 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) own the equity of the general partner of the Operating Partnership and to serve as a limited partner of the Operating Partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a partner of the Operating Partnership pursuant to the Operating Partnership Agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement or that its subsidiaries are permitted to engage in by their limited liability company or partnership agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity,
(c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity (i) generates "qualifying income" (as such term is defined pursuant to Section 7704 of the Code) or a Subsidiary or a Partnership activity that generates qualifying income or (ii) enhances the operations of an activity of the Operating Partnership, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner has no

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obligation or duty to the Partnership, the Limited Partners or the Assignees to
propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

     SECTION 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

     SECTION 2.6 Power of Attorney. Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

          (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement;
     (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

          (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

     (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each Limited Partner or Assignee hereby agrees to be bound by any

                                       A-17
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representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each Limited Partner or Assignee hereby waives, to the maximum extent permitted by law, any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

     SECTION 2.7 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

     SECTION 2.8 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III

                           RIGHTS OF LIMITED PARTNERS

     SECTION 3.1 Limitation of Liability. The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

     SECTION 3.2 Management of Business. No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

     SECTION 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or

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Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

     SECTION 3.4 Rights of Limited Partners. In addition to other rights provided by this Agreement or by applicable law, and except as limited by
Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

          (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

          (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

          (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

          (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

          (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

          (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

     (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this
Section 3.4).

                                   ARTICLE IV

 CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF
                             PARTNERSHIP INTERESTS

     SECTION 4.1 Certificates. Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon

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receipt of a certificate from the Transfer Agent certifying that the Common
Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

     SECTION 4.2  Mutilated, Destroyed, Lost or Stolen Certificates.

     (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

     (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

          (i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

          (ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

          (iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

          (iv) satisfies any other reasonable requirements imposed by the General Partner.

     If a Limited Partner or Assignee fails to notify the General Partner within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

     (c) As a condition to the issuance of any new Certificate under this
Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

     SECTION 4.3 Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

     SECTION 4.4  Transfer Generally.

     (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its General Partner Interest to another Person who becomes the general partner of the Partnership, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

     (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

     (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the General Partner of any or all of the membership interests of the General Partner.

     SECTION 4.5  Registration and Transfer of Limited Partner Interests.

     (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

     (b) Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this
Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

     (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

     (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

     (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

     (f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

     SECTION 4.6  Transfer of the General Partner's General Partner Interest.

     (a) Subject to Section 4.6(c) below, prior to September 30, 2012, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another Person (other than an individual) or the transfer by the General Partner of all or substantially all of its assets to another Person (other than an individual).

     (b) Subject to Section 4.6(c) below, on or after September 30, 2012, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

     (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and
(iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this
Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

     SECTION 4.7 Transfer of Incentive Distribution Rights. Prior to September 30, 2012, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate of such holder (other than an individual) or (b) to another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all or substantially all of the equity interests of such holder to such other Person. Any other transfer of the Incentive Distribution Rights prior to September 30, 2012, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after September 30, 2012, any holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

     SECTION 4.8  Restrictions on Transfers.

     (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

     (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or the Operating Partnership becoming an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

     (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

     (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

     SECTION 4.9  Citizenship Certificates; Non-citizen Assignees.

     (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates (i) a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee or (ii) a substantial risk that one or more Group Member or any Controlled Person of a Group Member will not be permitted to conduct business as a U.S. Maritime Company based on the status of a Limited Partner or Assignee as a Non-citizen, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

     (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

     (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

     (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited

Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

     SECTION 4.10  Redemption of Partnership Interests of Non-citizen Assignees.

     (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

          (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

          (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

          (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

          (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

     (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

     (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

                                   ARTICLE V

          CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

     SECTION 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a 2% General Partner Interest in the Partnership and has been admitted as a General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a 98% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

     SECTION 5.2  Contributions by the General Partner and its Affiliates.

     (a) On the Closing Date and pursuant to the Contribution Agreement, (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its interest in the Operating Partnership in exchange for (A) the continuation of its General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (B) the Incentive Distribution Rights and (C) the assumption by the Partnership of
$       million of indebtedness of the General Partner and (ii) the
Organizational Limited Partner shall contribute to the Partnership its limited partner interest in the Operating Partnership and all of its interest in Martin
Operating GP LLC, as a Capital Contribution, in exchange for        Subordinated
Units, (iii) CF Martin Sulphur Holding Corporation shall contribute to the Partnership its limited partner interest in the Operating Partnership, as a
Capital Contribution, in exchange for        Subordinated Units, (iv) Midstream
Fuel Service, Inc. shall contribute its limited partner interest in the Operating Partnership, as a Capital Contribution, in exchange for
Subordinated Units, and (v) Martin Gas Sales will contribute its limited partner interest in the Operating Partnership, as a Capital Contribution, in exchange
for        Subordinated Units.

     (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option and other than Common Units purchased by the General Partner to the extent the Over-Allotment Option is not exercised), the General Partner shall be required to make additional Capital Contributions equal to 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

     (c) The General Partner shall make additional Capital Contributions equal to the amount of any loss or deduction allocated to it pursuant to Section
6.1(d)(xiii) no later than        days after the date on which such loss or
deduction is realized.

     SECTION 5.3 Contributions by Initial Limited Partners and Distributions to the General Partner.

     (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

     (b) Upon the exercise of the Over-Allotment Option and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

     (c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph
(a) hereof in aggregate number equal to 3,000,000, (ii) the "Additional Units" as such term is used in the Underwriting Agreement in an aggregate number up to 450,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, (iii) the 4,253,362 Subordinated Units issuable to the Martin Resource Management Corporation and its Affiliates pursuant to Section
5.2 hereof, and (iv) the Incentive Distribution Rights.

     SECTION 5.4 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

     SECTION 5.5  Capital Accounts.

     (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

     (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

          (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Partnership Agreement) of all property owned by the Operating Partnership or any other Subsidiary that is classified as a partnership for federal income tax purposes.

          (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

          (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

          (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

          (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

          (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
     Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section
     6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

     (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

          (ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section
     5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

     (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

          (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

     SECTION 5.6  Issuances of Additional Partnership Securities.

     (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

     (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) rights upon dissolution and liquidation of the Partnership;
(iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

     (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

     SECTION 5.7  Limitations on Issuance of Additional Partnership
Securities. Except as otherwise specified in this Section 5.7, the issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

     (a) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating
to) an aggregate of more than 1,500,000 (plus an amount, if any, equal to one half of the number of Units issued pursuant to the Over-Allotment Option, if and to the extent exercised) additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (A) in connection with the Underwriting Agreement, (B) in accordance with Sections 5.7(b) and 5.7(c), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (D) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (E) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange and (F) in the event of a combination or subdivision of Common Units.

     (b) During the Subordination Period, the Partnership may also issue an unlimited number of Parity Units without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

          (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

          (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

The General Partner's good faith determination that such an increase would have resulted shall be conclusive. If the issuance of Parity Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis consistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities. For the purposes of this Section 5.7(b), the term "debt" shall be deemed to include indebtedness used to extend, refinance, renew, replace or defease any debt-originally incurred in connection with an Acquisition or Capital Improvement.

     (c) During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

     (d) During the Subordination Period, without the prior approval of the Unitholders, the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and Parity Units have been allocated Net Termination Gain pursuant to
Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution, (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit or (C) the holders of such additional Partnership Securities have the right to require the Partnership or its Affiliates to repurchase such Partnership Securities at a discount, par or a premium.

     (e) During the Subordination Period, the Partnership may also issue an unlimited number of Parity Units without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay up to $15,000,000 of indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units or Partnership Securities, plus the related distributions on the General Partner Interest in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units or Partnership Securities had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units or Partnership Securities) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

     (f) No fractional Units shall be issued by the Partnership.

     SECTION 5.8 Conversion of Subordinated Units. A total of 850,672 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2005 in respect of which:

          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

          (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

     (b) An additional 850,672 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2006, in respect of which:

          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

          (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

     (c) An additional 850,672 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2007, in respect of which:

          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

          (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(c) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(b).

     (d) An additional 850,672 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2008, in respect of which:

          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

          (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(d) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(c).

     (e) An additional 850,672 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2005, in respect of which:

          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Second Target Distribution on all of the Outstanding Common Units and Subordinated Units and any other

     Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

          (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Second Target Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

     (f) An additional 850,672 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2005, in respect of which:

          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Third Target Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

          (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Third Target Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

     (g) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a)-(f) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

     (h) Any Subordinated Units that are not converted into Common Units pursuant to Section 5.8(a)-(f) shall convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

     (i) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

     (j) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

     SECTION 5.9  Limited Preemptive Right.  Except as provided in this Section
5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

     SECTION 5.10  Splits and Combinations.

     (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

     (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

     (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

     (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

     SECTION 5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-accessibility may be affected by Section 17-607 of the Delaware Act.

                                   ARTICLE VI

                         ALLOCATIONS AND DISTRIBUTIONS

     SECTION 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

     (a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

          (i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this
     Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

          (ii) Second, 2% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years and 98% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

          (iii) Third, 2% to the General Partner, and 98% to the Unitholders, Pro Rata.

     (b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

          (i) First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to
     Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

          (ii) Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this
     Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

          (iii) Third, the balance, if any, 100% to the General Partner.

     (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section
6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this
Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

          (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

             (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

             (B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

             (C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

             (D) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus
        (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

             (E) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

             (F) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi)and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the "Third Liquidation Target Amount"); and

             (G) Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

          (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

             (A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

             (B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

             (C) Third, the balance, if any, 100% to the General Partner.

          (iii) If, immediately prior to the allocation of any Net Termination Gain or Net Termination Loss pursuant to Section 6.1(c)(i) and (ii), the cumulative amount of Capital Contributions by the General Partner to the Partnership described in Section 5.2(c) exceeds the cumulative amount of items allocated to the General Partner pursuant to Section 6.1(d)(xiii), items of loss and deduction shall be allocated to the General Partner, immediately prior to any allocation pursuant to Section 6.1(c)(i) and (ii), in an amount equal to such excess. In the event the amount of Partnership losses and deductions available to make the allocation described in the previous sentence is less than the amount required to satisfy such allocation, Net Termination Gain that would otherwise be allocated to the General Partner pursuant to Sections 6.1(c)(i)(B), (D), (E), (F) or (G), in an amount equal to such shortfall, shall be allocated to the Unitholders holding Common Units instead.

     (d) Special Allocations.  Notwithstanding any other provision of this
Section 6.1, the following special allocations shall be made for such taxable period:

          (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

          (ii) Chargeback of Partner Nonrecourse Debt Minimum
     Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this
     Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation
     Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

          (iii) Priority Allocations.

             (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 1/98th of the sum of the amounts allocated in clause (1) above.

             (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

          (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

          (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

          (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

          (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

          (viii) Nonrecourse Liabilities.  For purposes of Treasury Regulation
     Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

          (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

          (x) Economic Uniformity. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

          (xi) Curative Allocation.

             (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to
        (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and
        (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

             (B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

          (xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

             (A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this
        Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

             (B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount which would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

             (C) In making the allocations required under this Section 6.1(d)(xii), the General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).

     SECTION 6.2  Allocations for Tax Purposes.

     (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

     (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

          (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
     Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

          (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

          (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

     (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

     (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

     (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

     (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

     (g) Each item of Partnership income, gain, loss and deduction shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the Nasdaq National Market on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-allotment Option occurs shall be allocated to the Partners as of the opening of the Nasdaq National Market on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the Nasdaq National Market on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its sole discretion, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

     (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

     SECTION 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

     (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 2002, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

     (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

     (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

     (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

     SECTION 6.4  Distributions of Available Cash from Operating Surplus.

     (a) During the Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

          (i) First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (ii) Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

          (iii) Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (iv) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (v) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (vi) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

          (vii) Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

     (b) After the Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

          (i) First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (ii) Second, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (iii) Third, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (iv) Fourth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

          (v) Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

     SECTION 6.5  Distributions of Available Cash from Capital
Surplus. Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of an Initial Common Unit has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the

Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

     SECTION 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

     (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

     (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

     SECTION 6.7  Special Provisions Relating to the Holders of Subordinated
Units.

     (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

     (b) The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

     SECTION 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights. Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

     SECTION 6.9 Entity-Level Taxation. If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes a Group Member to be treated as an association taxable as a corporation or otherwise subjects a Group Member to entity-level taxation for federal, state or local income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Group Member for the taxable year of the Group Member in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Group Member for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Group Member is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Group Member had been subject to such state and local taxes during such preceding taxable year.

                                  ARTICLE VII

                      MANAGEMENT AND OPERATION OF BUSINESS

     SECTION 7.1  Management.

     (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

          (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

          (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

          (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

          (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members), the repayment or guarantee of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

          (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

          (vi) the distribution of Partnership cash;

          (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

          (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

          (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

          (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

          (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

          (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

          (xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

          (xiv) the undertaking of any action in connection with the Partnership's participation in the Operating Partnership or any other subsidiary of the Partnership as a member or partner.

     (b) Notwithstanding any other provision of this Agreement, the Operating Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Partnership Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause
(i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

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     SECTION 7.2  Certificate of Limited Partnership.  The General Partner has
caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

     SECTION 7.3  Restrictions on the General Partner's Authority.

     (a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner;
(iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

     (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership without the approval of holders of a Unit Majority; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or the Operating Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreement or (ii) except as expressly permitted by
Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect, except, in either case, as permitted under Sections 4.6, 11.1 and 11.2 with respect to the election of a successor general partner or managing member of any Group Member.

     SECTION 7.4  Reimbursement of the General Partner.

     (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

     (b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to

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

the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

     (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6.

     SECTION 7.5  Outside Activities.

     (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership).

     (b) Martin Resource Management Corporation has entered into the Omnibus Agreement with the General Partner, and the Partnership, which agreement sets forth certain restrictions on the ability of Martin Resource Management Corporation and its Affiliates to engage in the Business.

     (c) Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreement, the limited liability company or partnership agreement of any other Group Member or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

     (d) Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, Martin Resource Management Corporation, the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

     (e) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

     (f) The term "Affiliates" when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

     (g) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

     SECTION 7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

     (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

     (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

     (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as General Partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

     (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

     (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

     (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

     (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

     SECTION 7.7  Indemnification.

     (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section
7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

     (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

     (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

     (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

     (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

     (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

     SECTION 7.8  Liability of Indemnitees.

     (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

     (b) Subject to its obligations and duties as General Partner set forth in
Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

     (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

     (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

     SECTION 7.9  Resolution of Conflicts of Interest.

     (a) Unless otherwise expressly provided in this Agreement, the Operating Partnership Agreement or the limited liability company agreement or partnership agreement of any other Group Member, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Partnership, any other Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. Any such approval by the Conflicts Committee shall be subject to the presumption that, in making its decision, the Conflicts Committee acted on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the Partnership, and in any proceeding brought by any Unitholder or by or on behalf of such Unitholder or any other Unitholders or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval, (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. In any proceeding brought by any Unitholder by or on behalf of such Unitholder or any other Unitholders or the Partnership alleging that such a resolution by the General Partner (and not by the Conflicts Committee, whose resolution shall be conclusive as provided above) is not fair to the Partnership, such Unitholder shall have the burden of proof of overcoming such conclusion. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

     (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Partnership, any Group Member, any Limited Partner or any Assignee,
(ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, the limited liability company agreement or partnership agreement of any Group Member any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 2% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

     (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

     (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

     SECTION 7.10  Other Matters Concerning the General Partner.

     (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

     (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

     SECTION 7.11 Purchase or Sale of Partnership Securities. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

     SECTION 7.12  Registration Rights of the General Partner and its
Affiliates.

     (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date of this Agreement notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of any such Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this
Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

     (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

     (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

     (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which, during such two-year period, it has requested inclusion in a registration statement pursuant to Section 7.12(b) or requested that a registration statement be filed pursuant to Section 7.12(a); provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

     (e) Any request to register Partnership Securities pursuant to this Section
7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

     SECTION 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the

Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                  ARTICLE VIII

                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

     SECTION 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

     SECTION 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

     SECTION 8.3  Reports.

     (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

     (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

                                   ARTICLE IX

                                  TAX MATTERS

     SECTION 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

     SECTION 9.2  Tax Elections.

     (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

     (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

     (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

     SECTION 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

     SECTION 9.4 Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X

                             ADMISSION OF PARTNERS

     SECTION 10.1 Admission of Initial Limited Partners. Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the Partners as described in Section 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the

Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

     SECTION 10.2 Admission of Substituted Limited Partner. By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

     SECTION 10.3 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

     SECTION 10.4  Admission of Additional Limited Partners.

     (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner

          (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

          (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

     (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

     SECTION 10.5 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

                                   ARTICLE XI

                       WITHDRAWAL OR REMOVAL OF PARTNERS

     SECTION 11.1  Withdrawal of the General Partner.

     (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

          (i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

          (ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

          (iii) The General Partner is removed pursuant to Section 11.2;

          (iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

          (v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

          (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B),
(C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

     (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on September 30, 2012, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the

Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on September 30, 2012, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

     SECTION 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this
Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3. The percentage of the Outstanding Units required to remove the General Partner may be amended by the General Partner as described in
Section 13.1 hereof.

     SECTION 11.3  Interest of Departing Partner and Successor General Partner.

     (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest, if any) in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of
Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

     For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

     (b) If the Combined Interest is not purchased in the manner set forth in
Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

     (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 2%.

     SECTION 11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit
Arrearages. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor

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of such removal, (i) the Subordination Period will end and all Outstanding
Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

     SECTION 11.5 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

                                  ARTICLE XII

                          DISSOLUTION AND LIQUIDATION

     SECTION 12.1 Dissolution. The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

          (a) an Event of Withdrawal of the General Partner as provided in
     Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

          (b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

          (c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

          (d) the sale of all or substantially all of the assets and properties of the Partnership Group.

     SECTION 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

          (i) the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

          (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

          (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership or any other Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

     SECTION 12.3 Liquidator. Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator, which may be the General Partner. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in
Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

     SECTION 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

          (a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

          (b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

          (c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the

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

     positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

     SECTION 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in
Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

     SECTION 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

     SECTION 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

     SECTION 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                                  ARTICLE XIII

           AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

     SECTION 13.1 Amendment to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

          (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

          (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

          (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

          (d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National

     Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

          (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

          (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

          (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

          (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

          (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

          (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

          (k) a merger or conveyance pursuant to Section 14.3(d);

          (l) an amendment to Section 11.2 that would reduce the percentage of the Outstanding Units required for the Unitholders to remove the General Partner; provided, however, that once such required percentage has been reduced, it may be further reduced by the General Partner but such required percentage may not be increased without a vote of the Unitholders; provided further, however, that no such amendment may provide that any class Units may vote separately as a class to remove the General Partner;

          (m) an amendment to the definition of "Outstanding" contained in
     Section 1.1 hereof to increase from 20% or more the percentage of Outstanding Partnership Securities, that if at any time acquired by any Person or Group, shall not be voted on any matter and shall not be considered to be Outstanding for the other purposes described in such definition; provided, however, that once such percentage has been increased, it may be further increased by the General Partner, but such required percentage may not be reduced without a vote of the Unitholders; or

          (n) any other amendments substantially similar to the foregoing.

     SECTION 13.2 Amendment Procedures. Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

     SECTION 13.3  Amendment Requirements.

     (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

     (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

     (c) Except as provided in Section 14.3, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

     (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

     (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

     SECTION 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article
XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

     SECTION 13.5  Notice of a Meeting.  Notice of a meeting called pursuant to
Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

     SECTION 13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

     SECTION 13.7 Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

     SECTION 13.8  Waiver of Notice; Approval of Meeting; Approval of
Minutes. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

     SECTION 13.9 Quorum. The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

     SECTION 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

     SECTION 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

     SECTION 13.12  Voting and Other Rights.

     (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

     (b) With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

                                  ARTICLE XIV

                                     MERGER

     SECTION 14.1 Authority. The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of any state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

     SECTION 14.2 Procedure for Merger or Consolidation. Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

          (a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

          (b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

          (c) the terms and conditions of the proposed merger or consolidation;

          (d) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

          (e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

          (f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

          (g) such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

     SECTION 14.3  Approval by Limited Partners of Merger or Consolidation.

     (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

     (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

     (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

     (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

     SECTION 14.4 Certificate of Merger. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

     SECTION 14.5  Effect of Merger.

     (a) At the effective time of the certificate of merger:

          (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

          (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

          (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

          (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

     (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                   ARTICLE XV

                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

     SECTION 15.1  Right to Acquire Limited Partner Interests.

     (a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and
(iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

     (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

     (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this
Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI

                               GENERAL PROVISIONS

     SECTION 16.1 Addresses and Notices. Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

     SECTION 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

     SECTION 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

     SECTION 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

     SECTION 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

     SECTION 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

     SECTION 16.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

     SECTION 16.8 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

     SECTION 16.9 Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

     SECTION 16.10 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          GENERAL PARTNER:

                                          MARTIN MIDSTREAM GP LLC

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:

                                          ORGANIZATIONAL LIMITED PARTNER:

                                          MARTIN RESOURCE LLC

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:

                                          LIMITED PARTNERS:
                                          All Limited Partners now and hereafter
                                          admitted as Limited Partners of the
                                          Partnership, pursuant to powers of
                                          attorney now and hereafter executed in
                                          favor of, and granted and delivered to
                                          the General Partner.

                                          MARTIN MIDSTREAM GP LLC

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:

                                   EXHIBIT A
                            TO THE FIRST AMENDED AND
                  RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
                         MARTIN MIDSTREAM PARTNERS L.P.
                      CERTIFICATE EVIDENCING COMMON UNITS
                   REPRESENTING LIMITED PARTNER INTERESTS IN
                         MARTIN MIDSTREAM PARTNERS L.P.

No.                                                                 Common Units

     In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Martin Midstream Partners L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Martin Midstream Partners L.P., a Delaware limited partnership (the "Partnership"),
hereby certifies that           (the "Holder") is the registered owner of Common
Units representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 4200 Stone Road, Kilgore, Texas 75662. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

     The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

     This Certificate shall not be valid far any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:                                                      MARTIN MIDSTREAM PARTNERS L.P.

Countersigned and Registered by:                            By: Martin Midstream GP LLC,
                                                                its General Partner

-----------------------------------------------------       By: -------------------------------------------------
as Transfer Agent and Registrar
                                                            Name: ----------------------------------------------
By: -------------------------------------------------       By: -------------------------------------------------
                Authorized Signature                                              Secretary

                            [REVERSE OF CERTIFICATE]

                                 ABBREVIATIONS

     The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM --              as tenants in common                    UNIF GIFT/TRANSFERS MIN ACT
TEN ENT --              as tenants by the entireties                          Custodian
                                                                (Cust)                             (Minor)
JT TEN --               as joint tenants with right of          under Uniform Gifts/Transfers to CD
                        survivorship and not as tenants in      Minors Act (State)
                        common

     Additional abbreviations, though not in the above list, may also be used.

                           ASSIGNMENT OF COMMON UNITS
                                       IN
                         MARTIN MIDSTREAM PARTNERS L.P.
              IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
                          DUE TO TAX SHELTER STATUS OF
                         MARTIN MIDSTREAM PARTNERS L.P.

     You have acquired an interest in Martin Midstream Partners L.P., 4200 Stone
Road, Kilgore, Texas 75662, whose taxpayer identification number is           .
The Internal Revenue Service has issued Martin Midstream Partners L.P. the
following tax shelter registration number:           .

     YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN MARTIN MIDSTREAM PARTNERS L.P.

     You must report the registration number as well as the name and taxpayer identification number of Martin Midstream Partners L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN MARTIN MIDSTREAM PARTNERS L.P.

     If you transfer your interest in Martin Midstream Partners L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number,
(b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Martin Midstream Partners L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

     ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

     FOR VALUE RECEIVED, ---------- hereby assigns, conveys, sells and transfers unto


---------------------------------------------  ---------------------------------------------
(Please print or typewrite name and            (Please insert Social Security or other
address of Assignee)                           identifying number of Assignee)

------------ Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby
irrevocably constitute and appoint           as its attorney-in-fact with full
power of substitution to transfer the same on the books of Martin Midstream Partners L.P.

Date: ------------------------------           NOTE: The signature to any endorsement hereon
                                                     must correspond with the name as
                                                     written upon the face of this
                                                     Certificate in every particular,
                                                     without alteration, enlargement or
                                                     change.

SIGNATURE(S) MUST BE GUARANTEED BY A MEMBER    --------------------------------------- -- (Signature)
FIRM OF THE NATIONAL ASSOCIATION OF
SECURITIES DEALERS, INC. OR BY A COMMERCIAL
BANK OR TRUST COMPANY SIGNATURE(S) GUARANTEED  --------------------------------------- -- (Signature)
---------------------------------------------

     No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

     The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

     The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Martin Midstream Partners L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
------------------------------

--------------------------------------------       --------------------------------------------
Social Security or other identifying number                   Signature of Assignee

--------------------------------------------       --------------------------------------------
Purchase Price including commissions, if any               Name and Address of Assignee

Type of Entity (check one):

[ ] Individual               [ ] Partnership              [ ] Corporation
[ ] Trust                    [ ] Other (specify)

Nationality (check one):

[ ] U.S. Citizen, Resident or Domestic Entity
[ ] Foreign Corporation      [ ] Non-resident Alien

     If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

     Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.   Individual Interestholder

     1. I am not a non-resident alien for purposes of U.S. income taxation.

     2. My U.S. taxpayer identification number (Social Security Number) is

        -----------------------------------.

     3. My home address is
                           -------------------------------------------------.

B.   Partnership, Corporation or Other Interestholder

     1.
        -------------------------------------- is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

     2. The interestholder's U.S. employer identification number is

        ------------------------------------------.

     3. The interestholder's office address and place of incorporation (if applicable) is
                       -----------------------------.

     The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

     The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

     Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

             ------------------------------------------------------
                             Name of Interestholder

             ------------------------------------------------------
                               Signature and Date

             ------------------------------------------------------
                             Title (if applicable)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                   APPENDIX B
                    APPLICATION FOR TRANSFER OF COMMON UNITS

     The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

     The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Martin Midstream Partners L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
    --------------------------

--------------------------------------------    --------------------------------------------
Social Security or other identifying number                Signature of Assignee
                 of Assignee

--------------------------------------------    --------------------------------------------
Purchase Price including commissions, if any            Name and Address of Assignee

Type of Entity (check one):

[ ] Individual               [ ] Partnership               [ ] Corporation
[ ] Trust                    [ ] Other (specify)

Nationality (check one):

[ ] U.S. citizen, Resident or Domestic Entity          [ ] Non-resident Alien
[ ] Foreign Corporation

     If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

     Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.   Individual Interestholder

     1. I am not a non-resident alien for purposes of U.S. income taxation.

     2. My U.S. taxpayer identification number (Social Security Number) is
          .

     3. My home address is                     .

B.   Partnership, Corporation or Other Interestholder

     1. is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

     2. The interestholder's U.S. employer identification number is           .

     3. The interestholder's office address and place of incorporation (if
applicable) is           .

     The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

     The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

     Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

             ------------------------------------------------------
                             Name of Interestholder

             ------------------------------------------------------
                               Signature and Date

             ------------------------------------------------------
                             Title (if applicable)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                   APPENDIX C
                               GLOSSARY OF TERMS

     ADJUSTED OPERATING SURPLUS: For any period, operating surplus generated during that period is adjusted to:

          (a) decrease operating surplus by:

             (1) any net increase in working capital borrowings during that period; and

             (2) any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

          (b) increase operating surplus by:

             (1) any net decrease in working capital borrowings during that period; and

             (2) any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clause (a)(1) or the definition of operating surplus.

     AVAILABLE CASH:  For any quarter ending prior to liquidation:

          (a) the sum of:

             (1) all cash and cash equivalents of Martin Midstream Partners L.P. and its subsidiaries on hand at the end of that quarter; and

             (2) all additional cash and cash equivalents of Martin Midstream Partners L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

          (b) less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our general partner to:

             (1) provide for the proper conduct of the business of Martin Midstream Partners L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Martin Midstream Partners L.P. and its subsidiaries) after that quarter;

             (2) comply with applicable law or any debt instrument or other agreement or obligation to which Martin Midstream Partners L.P. or any of its subsidiaries is a party or its assets are subject; and

             (3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that in its judgment the establishment of reserves will not prevent Martin Midstream Partners L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Martin Midstream Partners L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

     CAPITAL ACCOUNT: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Martin Midstream Partners L.P. held by a partner.

     CAPITAL SURPLUS: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

     CLOSING PRICE: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq National Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

     COMMON UNIT ARREARAGE: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

     CURRENT MARKET PRICE: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

     EBITDA: EBITDA means net income plus interest expense, income taxes and depreciation and amortization expense.

     INCENTIVE DISTRIBUTION RIGHT: A non-voting limited partner partnership interest issued to our general partner in connection with the transfer of interests in Martin Operating Partnership L.P. to Martin Midstream Partners L.P. under the partnership agreement. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

     INCENTIVE DISTRIBUTIONS: The distributions of available cash from operating surplus initially made to our general partner that are in excess of our general partner's aggregate 2% general partner interest.

     INTERIM CAPITAL TRANSACTIONS: The following transactions if they occur prior to liquidation:

          (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Martin Midstream Partners L.P. or any of its subsidiaries;

          (b) sales of equity interests by Martin Midstream Partners L.P. or any of its subsidiaries;

          (c) sales or other voluntary or involuntary dispositions of any assets of Martin Midstream Partners L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

     OPERATING EXPENDITURES: All expenditures of Martin Midstream Partners L.P. and our subsidiaries, including, but not limited to, taxes, reimbursements of our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

          (a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

          (b) Operating expenditures will not include:

             (1) capital expenditures made for acquisitions or for capital improvements;

             (2) payment of transaction expenses relating to interim capital transactions; or

             (3) distributions to partners.

     OPERATING SURPLUS: For any period prior to liquidation, on a cumulative basis and without duplication:

          (a) the sum of

             (1) $8.5 million plus all the cash of Martin Midstream Partners L.P. and its subsidiaries on hand as of the closing date of our initial public offering;

             (2) all cash receipts of Martin Midstream Partners L.P. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

             (3) all cash receipts of Martin Midstream Partners L.P. and our subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

          (b) the sum of:

             (1) operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

             (2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of our general partner to provide funds for future operating expenditures; provided however, that disbursements made or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.

     SUBORDINATION PERIOD: The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

          (a) the first day of any quarter beginning after September 30, 2009 for which:

             (1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

             (2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully-diluted basis, and the related distribution on our general partner interests in Martin Midstream Partners L.P. and our operating partnership; and

             (3) there are no outstanding cumulative common units arrearages.

          (b) the date on which our general partner is removed as general partner of Martin Midstream Partners L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.

     UNIT MAJORITY: When a matter must be approved by a unit majority, as the term is used in this prospectus, such matter must be approved as follows:

          (a) during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

          (b) after the subordination period, the approval of a majority of the outstanding common units.

     WORKING CAPITAL BORROWINGS: Borrowings exclusively for working capital purposes made under a revolving credit facility or other arrangement requiring all borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

                                                                      APPENDIX D

                PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS

     The following table shows the calculation of Pro Forma Available Cash from Operating Surplus and should be read in conjunction with "Cash Available for Distribution," the Martin Midstream Partners Predecessor Combined Financial Statements, and the Martin Midstream Partners L.P. Unaudited Pro Forma Combined Financial Statements.


                                                                                   SIX MONTHS
                                                                 YEAR ENDED           ENDED
                                                              DECEMBER 31, 2001   JUNE 30, 2002
                                                              -----------------   -------------
                                                                       (IN THOUSANDS)
Pro forma net income........................................       $11,548           $ 5,149
Add:
  Pro forma depreciation and amortization...................         3,977             2,136
  Pro forma interest expense................................         1,391               695
  Cash distribution -- equity method investment.............           394                --
Less:
  Equity in earnings -- equity method investment............        (1,641)           (1,654)
  Pro forma cash interest expense...........................        (1,224)             (612)
  Maintenance capital expenditures (a)......................        (2,501)             (107)
                                                                   -------           -------
Pro forma available cash from operating surplus (b)(c)......       $11,944           $ 5,607
                                                                   =======           =======


---------------


(a) We estimate that maintenance capital expenditures will be approximately $2.5 million for the twelve months ending September 30, 2003. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(b) The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of Martin Midstream Partners L.P. had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas available cash from operating surplus is defined in the partnership agreement on a cash accounting basis. As a consequence, the amount of pro forma cash available from operating surplus shown above should be viewed as a general indication of the amounts of available cash from operating surplus that may in fact have been generated by Martin Midstream Partners L.P. had it been formed in earlier periods.

(c) The amount of available cash from operating surplus needed to distribute the minimum quarterly distribution for one quarter and for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is approximately:

                                                                FOUR       ONE
                                                              QUARTERS   QUARTER
                                                              --------   -------
                                                                (IN THOUSANDS)
Common units................................................  $ 6,000    $1,500
Subordinated units..........................................    8,507     2,127
General partner.............................................      296        74
                                                              -------    ------
  Total.....................................................  $14,803    $3,701
                                                              =======    ======

     The pro forma amounts reflected above would have been sufficient to cover the following percentages of the minimum quarterly distribution on the common and subordinated units outstanding for the year ended December 31, 2001 and the six months ended June 30, 2002:



                                                                               SIX MONTHS
                                                             YEAR ENDED           ENDED
                                                          DECEMBER 31, 2001   JUNE 30, 2002
                                                          -----------------   -------------
Common units............................................        100%              100%
Subordinated units......................................         66%               58%

                                                                      APPENDIX E


                               FINANCIAL FORECAST



     This Appendix E sets forth a financial forecast of the expected results of operations for Martin Midstream Partners L.P. for the twelve months ending September 30, 2003. In addition, we have included a calculation of available cash from operating surplus based on the financial forecast. The twelve-month period ending September 30, 2003 represents the initial twelve months following the expected completion date of this offering. The financial forecast presents, to the best of our knowledge and belief, the expected results of operations for Martin Midstream Partners L.P. for the forecast period. This financial forecast is based on certain assumptions and reflects our judgment as of the debt of this prospectus of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed herein are those that we believe are significant to the financial forecast. We believe our actual results of operations will approximate those reflected in this financial forecast; however, we can give you no assurance that the forecast results will be achieved. There will likely be differences between the forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on our common units.



     The financial forecast should be read together with the historical combined financial statements and the accompanying notes included elsewhere in this prospectus and together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which begins on page 47 of this prospectus. The financial forecast has been prepared by our management. Our independent auditors have not examined, compiled or otherwise applied procedures to the financial forecast presented herein and, accordingly, do not express an opinion or any other form of assurance on it.



     When considering this financial forecast, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors -- Risks Relating to Our Business" beginning on page 15 and elsewhere in this prospectus. Specific factors that could cause actual results to differ from the forecast in this Appendix E include, without limitation:



     - levels of demand for our products and the products we distribute;



     - price levels and price volatility of hydrocarbon products and by-products;


     - adverse weather conditions;

     - the fact that a material portion of our net income and cash available for distribution is attributable to a limited partnership we do not control;

     - reduction in the utilization of, or transportation rates generated by, our marine vessels;

     - our ability to successfully integrate acquired assets into our existing operations;

     - shut downs or reduced utilization of refineries or natural gas processing facilities;

     - interruptions to the operations of our facilities;

     - material liabilities incurred from events such as accidents, spills, fires or explosions that are not fully covered by insurance;

     - highly competitive nature of our business;

     - seasonality inherent in our business;

     - changes in or violation of environmental and safety regulations that would require us to make substantial expenditures; and

     - loss of significant commercial relationships.

     Any of these factors or the other risks discussed in this prospectus could cause our statements of operations to vary significantly from that set forth in this Appendix E.


     We do not undertake any obligation to release publicly the results of any future revisions we may make to this financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus.

                         MARTIN MIDSTREAM PARTNERS L.P.


                               FINANCIAL FORECAST



                                                                   TWELVE
                                                                   MONTHS
                                                                   ENDING
                                                               SEPTEMBER 30,
                                                                    2003
                                                               --------------
                                                               (IN THOUSANDS)
Revenues:
  Marine transportation.....................................      $ 25,350
  Terminalling..............................................         6,010
  Product sales:
     LPG distribution.......................................        76,220
     Fertilizer.............................................        27,230
                                                                  --------
          Total revenues....................................       134,810
                                                                  --------
Costs and expenses:
  Cost of products sold:
     LPG distribution.......................................        72,390
     Fertilizer.............................................        21,260
                                                                  --------
                                                                    93,650
                                                                  --------
  Expenses:
     Operating expense......................................        17,630
     Selling, general, and administrative...................         8,150
     Depreciation and amortization..........................         4,380
                                                                  --------
          Total costs and expenses..........................       123,810
                                                                  --------
          Operating income..................................        11,000
                                                                  --------
Other income (expense):
  Equity in earnings of unconsolidated partnership(1).......         3,570
  Interest expense..........................................        (1,350)
  Other, net................................................            80
                                                                  --------
          Total other income (expense)......................         2,300
                                                                  --------
          Net income........................................      $ 13,300
                                                                  ========


---------------

(1) Equity in earnings from our non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P.

     See accompanying summary of significant accounting policies and forecast assumptions.

                         MARTIN MIDSTREAM PARTNERS L.P.


      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND FORECAST ASSUMPTIONS


1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

  ORGANIZATION

     Martin Midstream Partners L.P., a Delaware limited partnership (the "Partnership"), was formed on June 21, 2002 to acquire the assets, liabilities and operations of the Martin Midstream Partners Predecessor described below. Martin Midstream GP LLC (the "General Partner") is the general partner of the Partnership, and is a wholly owned subsidiary of Martin Resource Management Corporation ("Martin Resource Management"). The Partnership was formed in conjunction with the planned initial public offering of common units representing limited partner interests in the Partnership (the "Common Units").

  BASIS OF PRESENTATION


     The financial forecast has been prepared in conjunction with the planned initial public offering of Common Units described above. The financial forecast presents, to the best of management's knowledge and belief, the Partnership's expected results of operations for the twelve months ending September 30, 2003. This period represents the initial twelve-month period following the anticipated closing date of this offering. Accordingly, the forecast reflects management's judgment as of the date of this prospectus of expected business and industry conditions. The assumptions disclosed herein are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.


  DESCRIPTION OF BUSINESS

     The Partnership's primary business lines can generally be described as follows:

     - Marine Transportation Business. Upon the closing of this offering, we will own a marine fleet of 23 inland tank barges, 12 inland pushboats and two offshore tug/barge tanker units which transport hydrocarbon products and by-products. We provide these transportation services on a fee basis primarily under annual contracts.

     - Terminalling Business. We own three terminal facilities that provide storage and handling services for producers and suppliers of hydrocarbon products and by-products, specialty chemicals and other liquids. The nine product tanks we own at these facilities have an aggregate storage capacity of approximately 879,000 barrels. We generally charge a fixed fee for our terminalling services and we have several long-term terminalling contracts with customers.

     - LPG Distribution Business. We purchase LPGs primarily from oil refiners and natural gas processors. We store LPGs in our supply and storage facilities for resale to propane retailers and industrial LPG users in Texas and the southeastern United States. We own three LPG supply and storage facilities with an aggregate storage capacity of approximately 132,000 gallons and we lease approximately 128 million gallons of underground storage capacity. We generally try to coordinate our sales and purchases of LPGs based on the same daily price index of LPGs in order to decrease the impact of LPG price volatility on our profitability.

     - Fertilizer Business. We manufacture and sell fertilizer products, which are primarily sulfur-based, and other sulfur-related products to regional wholesale distributors and industrial users.

     We own a non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership formed by Martin Resource Management and CF Industries, Inc. in November 2000. This partnership collects and aggregates, transports, stores and markets molten sulfur supplied by oil refiners and natural gas processors. Martin Resource Management and CF Industries control this partnership through equal ownership of its general partner. Martin Resource Management manages the day-to-day

                         MARTIN MIDSTREAM PARTNERS L.P.

                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND

                      FORECAST ASSUMPTIONS -- (CONTINUED)


operations of CF Martin Sulphur, L.P. under a long-term services agreement. We account for this limited partner interest using the equity method of accounting, which requires us to report only our equity in earnings from CF Martin Sulphur, L.P.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) PRODUCT EXCHANGES

     Product exchange balances due to other companies under negotiated agreements are recorded at quoted market product prices while balances due from other companies are recorded at the lower of cost (determined using the first-in, first-out [FIFO] method) or market.

  (b) INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined by using the FIFO method for all inventories.

  (c) REVENUE RECOGNITION

     Revenue for our four operating segments are recognized as follows:

          Marine transportation -- Revenue is recognized for contracted trips upon completion of the particular trip. For time charters, revenue is recognized based on a per day rate.

          Terminalling -- Revenue is recognized for storage contracts based on a fixed monthly fee. For throughput contracts, revenue is recognized based on the volume moved through our terminals at the contracted rate.

          LPG distribution -- When product is sold by truck, revenue is recognized upon delivering the product as title to the product transfers when the customer physically receives the product. When product is sold in storage, or by pipeline, revenue is recognized when the customer receives product from either the storage facility or pipeline.

          Fertilizer -- Revenue is recognized when the customer takes title to the product, either at our plant or the customer's facility.

  (d) EQUITY METHOD INVESTMENT

     We own a non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P. which is accounted for by the equity method. This partnership collects and aggregates, transports, stores and markets molten sulfur supplied by oil refiners and natural gas processors.

     There is a difference in our basis in CF Martin Sulphur, L.P. and our underlying equity on its books. Such difference is being amortized over 20 years as additional equity in earnings of unconsolidated partnership.

  (e) PROPERTY, PLANT, AND EQUIPMENT

     Owned property, plant, and equipment is stated at cost, less accumulated depreciation. Owned buildings and equipment are depreciated using the straight-line method over the estimated lives of the respective assets.

     Routine maintenance and repairs are charged to operating expense while costs of betterments and renewals are capitalized. When an asset is retired or sold, its cost and related accumulated depreciation are

                         MARTIN MIDSTREAM PARTNERS L.P.

                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND

                      FORECAST ASSUMPTIONS -- (CONTINUED)


removed from the accounts and the difference between net book value of the asset and proceeds from disposition is recognized as gain or loss.

  (g) IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

  (h) INDIRECT SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

     Indirect selling, general and administrative expenses are incurred by Martin Resource Management and allocated to the Partnership to cover costs of centralized corporate functions such as accounting, treasury, engineering, information technology, risk management and other corporate services. Such expenses are based on the percentage of time spent by Martin Resource Management's personnel that provide such centralized services.

  (i) INCOME TAXES

     The Partnership is not subject to federal or state income taxes. All revenues and expenses of the Partnership are reported in the income tax returns of the partners.

  (j) ENVIRONMENTAL LIABILITIES

     The Partnership accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimatable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

  (k) MANAGEMENT ESTIMATES

     Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date as well as the reported amounts of revenues and expenses during the reporting period. The actual results could differ significantly from those estimates.


3.  SIGNIFICANT FORECAST ASSUMPTIONS


MARINE TRANSPORTATION REVENUE


     The forecast marine transportation revenues for the twelve month period ending September 30, 2003 are approximately $3.3 million less than the historical results for the year ended December 31, 2001. The forecast revenues reflect management's estimate of utilization and transportation rates for the twelve

                         MARTIN MIDSTREAM PARTNERS L.P.

                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND

                      FORECAST ASSUMPTIONS -- (CONTINUED)


month period ending September 30, 2003, and are based on utilization and transportation rates in 2001, as adjusted for the following factors:

     - Increased rate on one inland pushboat/tank barge unit that was reconfigured during 2001 to carry asphalt as compared to gasoline, as well as a corresponding horsepower increase. Additionally, an increase in the utilization of this tow unit from 2001 actual utilization as it was idle for approximately six months during its reconfiguration.

     - Reduced transportation rates on our inland pushboat/tank barge units that work primarily in the spot market.

     - Reduced transportation rate on one of our offshore tugboat/tank barge units as a result of entering into a longer term contract on this vessel at a lower rate than it generated in 2001.

TERMINALLING REVENUE


     The forecast terminalling revenues for the twelve month period ending September 30, 2003 are approximately $1.6 million greater than the historical results for the year ended December 31, 2001. The increase is a result of revenues generated from two recently constructed asphalt tanks that came into service in May 2002 under term contracts.


LPG DISTRIBUTION REVENUE


     The forecast LPG distribution revenues for the twelve months ending September 30, 2003 are approximately $22.1 million less than the historical results for the year ended December 31, 2001. The forecast reflects management's estimates of LPG sales volumes and prices for the twelve months ending September 30, 2003 and are based on LPG sales volumes and prices in 2001, as adjusted for the following factors:


     - A decrease of 25% in the average selling price per gallon of LPG to take into account abnormally high LPG prices in the first quarter of 2001.

     - An increase of less than 1% in the total volume of LPG sold.

FERTILIZER REVENUE


     The forecast fertilizer revenues for the twelve month period ending September 30, 2003 are approximately $4.3 million less than the historical results for the year ended December 31, 2001. The forecast revenues reflects management's estimates of fertilizer sales volumes and prices for the twelve months ending September 30, 2003 and are based on fertilizer sales volumes and prices for 2001, as adjusted for the reduced volume of some of our higher priced products based on reductions in volume commitments made by a certain customer.


LPG DISTRIBUTION COSTS OF PRODUCTS SOLD


     The forecast LPG distribution cost of products sold for the twelve-month period ending September 30, 2003 are approximately $21.6 million less than the historical results for the year ended December 31, 2001. This decrease is primarily a result of management's forecast of a slight increase in LPG volumes and a projected reduction in cost per gallon. This decrease was less than the forecasted revenue decrease as we forecasted a reduced gross margin per gallon. The reduction in our forecasted gross margin per gallon is due to relatively higher than normal margin per gallon realized in 2001 because of rising LPG prices.

                         MARTIN MIDSTREAM PARTNERS L.P.

                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND

                      FORECAST ASSUMPTIONS -- (CONTINUED)


FERTILIZER COST OF PRODUCTS SOLD


     The forecast fertilizer cost of products sold for the twelve months period ending September 30, 2003 is approximately $4.8 million less than the historical results for the year ended December 31, 2001. This reduction is greater than the corresponding reduction in forecast sales due primarily to reduced forecast raw material supply costs and reduced forecast plant production cost. Raw material supply costs are expected to decrease due to a decline in ammonia and sulfuric acid prices from relatively high 2001 levels. The expected reduction in plant cost is based on management's estimate of cost savings as a result of closing one of our fertilizer plants and consolidating its operations into another location.


OPERATING EXPENSES


     The forecast operating expenses for the twelve-month period ending September 30, 2003 are approximately $2.1 million less than the historical operating expenses for the year ended December 31, 2001. The reduction of operating expenses is a result of the following:


     - the buy out of the operating leases of two inland tank barges with the proceeds from this offering; and

     - decrease in the variable cost of our marine transportation assets primarily a result of an expected lower utilization.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


     The forecast selling, general and administrative expenses for the twelve-month period ending September 30, 2003 are approximately $0.6 million greater than the historical results for the year ended December 31, 2001. The forecast selling, general and administrative expenses are based on the historical expenses adjusted for increased costs of $0.7 million for being a public company, partially offset by a reduction of legal expenses that are non-recurring. Additionally, indirect selling, general and administrative expenses that are allocated by Martin Resource Management are expected to be capped at $1.0 million.


DEPRECIATION AND AMORTIZATION


     The forecast depreciation and amortization expense for the twelve month period ending September 30, 2003 are approximately $0.4 million greater than the historical results for the year ended December 31, 2001. This forecast is based on the estimated useful lives of the depreciable assets, the depreciation base, and forecasted property additions.


EQUITY IN EARNINGS OF UNCONSOLIDATED PARTNERSHIP


     The forecast equity in earnings of our unconsolidated partnership (CF Martin Sulphur, L.P.) for the twelve months ending September 30, 2003 is approximately $1.9 million greater than the historical results for the year ended December 31, 2001. This improvement results from an expected 40% increase in sulfur tons handled by CF Martin Sulphur, L.P. over the twelve month period ended December 31, 2001. In February 2002, CF Martin Sulphur, L.P. began generating revenue from an offshore tug/barge tanker unit that was recently reconfigured in order to fulfill this increased sulfur transportation requirement.


INTEREST EXPENSE


     The forecast interest expense is based on our expected average outstanding debt balance and an estimated weighted average interest rate during the forecast period of 4.50%. This rate is based on current month LIBOR plus the spread over LIBOR we must pay under our debt agreements.

                         MARTIN MIDSTREAM PARTNERS L.P.

                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND

                      FORECAST ASSUMPTIONS -- (CONTINUED)


MAINTENANCE CAPITAL EXPENDITURES


     Forecast maintenance capital expenditures are generally based on historical capital expenditures required to maintain the assets.


CASH DISTRIBUTION FROM CF MARTIN SULPHUR, L.P.


     Forecast cash distributions from CF Martin Sulphur, L.P. to us for the twelve months ending September 30, 2003 are approximately $2.9 million greater than the historical distribution made for the year ended December 31, 2001. Historically, CF Martin Sulphur, L.P. has used its cash flow from operations after capital expenditures and debt service for internal growth initiatives. We expect CF Martin Sulphur, L.P. will not require significant growth capital expenditures in the foreseeable future. If CF Martin Sulphur, L.P. should require growth capital expenditures, we expect that it will finance substantially all future growth capital expenditures primarily through external financing. As a result, we expect to receive significantly higher cash distributions from our limited partner interest in CF Martin Sulphur, L.P. during the twelve months ending September 30, 2003.



FORECAST OF AVAILABLE CASH FROM OPERATING SURPLUS



     We believe that following the completion of this offering, based on the financial forecast included in this Appendix E, and subject to the qualifications and assumptions described above, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through September 30, 2003. Our forecast of available cash from operating surplus is set forth below:



                                                                  PROJECTED
                                                                TWELVE MONTHS
                                                                    ENDING
                                                              SEPTEMBER 30, 2003
                                                              ------------------
                                                                (IN THOUSANDS)
Operating income............................................       $11,000
Add:
  Depreciation and amortization.............................         4,380
  Cash distributions from unconsolidated
     partnership(1)(2)......................................         3,330
  Other income..............................................            80
Less:
  Interest expense..........................................         1,350
  Maintenance capital expenditures..........................         2,540
                                                                   -------
Forecast of available cash from operating surplus(3)........       $14,900
                                                                   =======


---------------

(1) Cash distributions from our non-controlling 49.5% Limited Partner interest in CF Martin Sulphur, L.P.

                         MARTIN MIDSTREAM PARTNERS L.P.

                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND

                      FORECAST ASSUMPTIONS -- (CONTINUED)



(2) The reconciliation of forecast cash distributions from forecast equity in earnings from unconsolidated partnership is as follows:



                                                               FORECAST TWELVE
                                                                 MONTHS ENDED
                                                              SEPTEMBER 30, 2003
                                                              ------------------
                                                                (IN THOUSANDS)
Forecast equity in earnings from unconsolidated
  partnership...............................................       $ 3,570
Add:
  Depreciation and amortization*............................           950
Less:
  Amortization of basis difference*.........................           520
  Principal payments on debt*...............................           520
  Maintenance capital expenditures*.........................           150
                                                                   -------
Forecast cash distributions from unconsolidated
  partnership...............................................       $ 3,330
                                                                   =======


---------------

     * Adjustments represent our non-controlling 49.5% interest of each reconciling item.

(3) The amount of available cash from operating surplus needed to distribute the minimum quarterly distributions for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is approximately:

                                                              FOUR QUARTERS ENDING
                                                               SEPTEMBER 30, 2003
                                                              --------------------
                                                                 (IN THOUSANDS)
Common units................................................        $ 6,000
Subordinated units..........................................          8,507
General partner.............................................            296
                                                                    -------
          Total.............................................        $14,803
                                                                    =======

------------------------------------------------------
------------------------------------------------------

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................   15
Forward-Looking Statements............   29
Use Of Proceeds.......................   29
Capitalization........................   31
Dilution..............................   33
Cash Distribution Policy..............   34
Cash Available For Distribution.......   43
Selected Historical And Pro Forma
  Financial And Operating Data........   45
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations.......................   47
Business..............................   70
Management............................   94
Security Ownership Of Certain
  Beneficial Owners And Management....   99
Certain Relationships And Related
  Transactions........................  101
Conflicts Of Interest And Fiduciary
  Responsibilities....................  106
Description Of The Common Units.......  111
Description Of The Subordinated
  Units...............................  113
The Partnership Agreement.............  115
Units Eligible For Future Sale........  128
Material Tax Consequences.............  129
Investment In Martin Midstream
  Partners L.P. By Employee
  Benefit Plans.......................  142
Underwriting..........................  144
Validity Of The Common Units..........  147
Experts...............................  147
Where You Can Find More Information...  147
Index To Financial Statements.........  F-1


                            ------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                             3,000,000 COMMON UNITS

                         MARTIN MIDSTREAM PARTNERS L.P.

                              REPRESENTING LIMITED
                               PARTNER INTERESTS
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                 RAYMOND JAMES

                                  A.G. EDWARDS
                                  & SONS, INC.

                              RBC CAPITAL MARKETS

                                          , 2002

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq filing fee, the amounts set forth below are estimates.



Registration fee............................................  $    6,665
NASD filing fee.............................................  $    7,745
Nasdaq listing fee..........................................  $  106,306
Printing and engraving expenses.............................  $  400,000
Fees and expenses of legal counsel..........................   1,000,000
Accounting fees and expenses................................     900,000
Transfer agent and registrar fees...........................       5,000
Miscellaneous...............................................     380,000
                                                              ----------
          Total.............................................  $2,805,716
                                                              ==========


---------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The section of the prospectus entitled "The Partnership
Agreement -- Indemnification" is incorporated herein by this reference. Reference is made to Section 8 of the Underwriting Agreement filed as Exhibit
1.1 to the registration statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Martin Midstream Partners L.P. issued to Martin Midstream GP LLC a 2% general partner interest in the partnership in exchange for a capital contribution in the amount of $20 and issued to Martin Resource LLC a 98% limited partner interest in the partnership in exchange for a capital contribution in the amount of $980 in connection with the formation of the partnership in June 2002 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. There have been no other sales of unregistered securities within the past three years.

ITEM 16.  EXHIBITS

     The following documents are filed as exhibits to this registration statement:


EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
  1.1*    --    Form of Underwriting Agreement
  3.1+    --    Certificate of Limited Partnership of Martin Midstream
                Partners L.P.
  3.2     --    Form of Amended and Restated Agreement of Limited
                Partnership of Martin Midstream Partners L.P. (included as
                Appendix A to the Prospectus)
  3.3+    --    Certificate of Limited Partnership of Martin Operating
                Partnership L.P.
  3.4+    --    Form of Amended and Restated Agreement of Limited
                Partnership of Martin Operating Partnership L.P.

EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
  3.5+    --    Certificate of Formation of Martin Midstream GP LLC
  3.6+    --    Limited Liability Company Agreement of Martin Midstream GP
                LLC
  3.7+    --    Certificate of Formation of Martin Operating GP LLC
  3.8+    --    Limited Liability Company Agreement of Martin Operating GP
                LLC
  4.1     --    Specimen Unit Certificate for Common Units (contained in
                Exhibit 3.2)
  5.1     --    Opinion of Baker Botts L.L.P. as to the legality of the
                securities being registered
  8.1     --    Opinion of Baker Botts L.L.P. relating to tax matters
 10.1*    --    Form of Revolving Credit Facility
 10.2*    --    Form of Term Note Agreement
 10.3     --    Form of Contribution, Conveyance and Assumption Agreement
 10.4     --    Form of Omnibus Agreement
 10.5+    --    Form of Motor Carrier Agreement
 10.6+    --    Form of Terminal Services Agreement
 10.7+    --    Form of Throughput Agreement
 10.8+    --    Form of Contract for Marine Transportation
 10.9+    --    Form of Product Storage Agreement
 10.10+   --    Form of Marine Fuel Agreement
 10.11+   --    Form of Product Supply Agreement
 10.12    --    Form of Martin Midstream Partners L.P. Long-Term Incentive
                Plan
 10.13    --    Form of Assignment and Assumption of Lease and Sublease
                between Martin Operating Partnership L.P. and Martin Gas
                Sales, Inc. relating to the assignment and assumption of the
                Ground Lease Agreement between the Tampa Port Authority and
                Martin Gas Sales, Inc., together with all amendments
                thereto.
 21.1+    --    List of subsidiaries
 23.1     --    Consent of KPMG LLP
 23.2     --    Consent of KPMG LLP
 23.3     --    Consent of KPMG LLP
 23.4     --    Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)
 23.5     --    Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)
 23.6+    --    Consent of John P. Gaylord
 23.7+    --    Consent of C. Scott Massey
 23.8+    --    Consent of Richard D. Waters Jr.
 24.1     --    Powers of Attorney (included on the signature page)


---------------

* To be filed by amendment


+ Previously filed


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on August 27, 2002.


                                          MARTIN MIDSTREAM PARTNERS L.P.

                                          By: Martin Midstream GP LLC
                                              its General Partner

                                          By: /s/ RUBEN S. MARTIN
                                            ------------------------------------
                                          Name: Ruben S. Martin
                                          Title:   President and Chief Executive
                                          Officer

     Each person whose signature appears below appoints Ruben S. Martin and Robert D. Bondurant, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


              SIGNATURE                                TITLE                       DATE
              ---------                                -----                       ----




         /s/ RUBEN S. MARTIN           Chief Executive Officer, President     August 27, 2002
-------------------------------------  and Director (Principal Executive
           Ruben S. Martin             Officer)




       /s/ ROBERT D. BONDURANT         Chief Financial Officer (Principal     August 27, 2002
-------------------------------------  Financial Officer)
         Robert D. Bondurant




        /s/ WESLEY M. SKELTON          Executive Vice President, Controller   August 27, 2002
-------------------------------------  and Chief Administrative Officer
          Wesley M. Skelton            (Principal Accounting Officer)




         /s/ SCOTT D. MARTIN           Director                               August 27, 2002
-------------------------------------
           Scott D. Martin

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
  1.1*    --    Form of Underwriting Agreement
  3.1+    --    Certificate of Limited Partnership of Martin Midstream
                Partners L.P.
  3.2     --    Form of Amended and Restated Agreement of Limited
                Partnership of Martin Midstream Partners L.P. (included as
                Appendix A to the Prospectus)
  3.3+    --    Certificate of Limited Partnership of Martin Operating
                Partnership L.P.
  3.4+    --    Form of Amended and Restated Agreement of Limited
                Partnership of Martin Operating Partnership L.P.
  3.5+    --    Certificate of Formation of Martin Midstream GP LLC
  3.6+    --    Limited Liability Company Agreement of Martin Midstream GP
                LLC
  3.7+    --    Certificate of Formation of Martin Operating GP LLC
  3.8+    --    Limited Liability Company Agreement of Martin Operating GP
                LLC
  4.1     --    Specimen Unit Certificate for Common Units (contained in
                Exhibit 3.2)
  5.1     --    Opinion of Baker Botts L.L.P. as to the legality of the
                securities being registered
  8.1     --    Opinion of Baker Botts L.L.P. relating to tax matters
 10.1*    --    Form of Revolving Credit Facility
 10.2*    --    Form of Term Note Agreement
 10.3     --    Form of Contribution, Conveyance and Assumption Agreement
 10.4     --    Form of Omnibus Agreement
 10.5+    --    Form of Motor Carrier Agreement
 10.6+    --    Form of Terminal Services Agreement
 10.7+    --    Form of Throughput Agreement
 10.8+    --    Form of Contract for Marine Transportation
 10.9+    --    Form of Product Storage Agreement
 10.10+   --    Form of Marine Fuel Agreement
 10.11+   --    Form of Product Supply Agreement
 10.12    --    Form of Martin Midstream Partners L.P. Long-Term Incentive
                Plan
 10.13    --    Form of Assignment and Assumption of Lease and Sublease
                between Martin Operating Partnership L.P. and Martin Gas
                Sales, Inc. relating to the assignment and assumption of the
                Ground Lease Agreement between the Tampa Port Authority and
                Martin Gas Sales, Inc., together with all amendments
                thereto.
 21.1+    --    List of subsidiaries
 23.1     --    Consent of KPMG LLP
 23.2     --    Consent of KPMG LLP
 23.3     --    Consent of KPMG LLP
 23.4     --    Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)
 23.5     --    Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)
 23.6+    --    Consent of John P. Gaylord
 23.7+    --    Consent of C. Scott Massey
 23.8+    --    Consent of Richard D. Waters Jr.
 24.1     --    Powers of Attorney (included on the signature page)


---------------

* To be filed by amendment


+ Previously filed